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TABLE OF CONTENTS 2

As filed with the Securities and Exchange Commission on February 23, 2015.

Registration No. 333-202112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BOOT BARN HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5600 (Primary Standard Industrial Classification Code Number)	90-0776290 (I.R.S. Employer Identification Number)

15776 Laguna Canyon Road
Irvine, California 92618
(949) 453-4400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

James G. Conroy
President and Chief Executive Officer
Boot Barn Holdings, Inc.
15776 Laguna Canyon Road
Irvine, California 92618
(949) 453-4400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Timothy R. Rupp, Esq. Morgan, Lewis & Bockius LLP 600 Anton Boulevard, 18th Floor Costa Mesa, California 92626 (714) 830-0600	Johnny G. Skumpija, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)(2)

Common Stock, par value $0.0001	5,175,000	$24.08	$124,614,000	$14,481(3)

(1)    Includes the 675,000 additional shares of common stock that the underwriters have the option to purchase from the selling stockholders.

(2)    Estimated pursuant to Rule 457(c) under the Securities Act of 1933 (based on the average high and low prices of the registrant's common stock on the New York Stock Exchange on February 11, 2015) solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3)    Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated February 23, 2015.

PRELIMINARY PROSPECTUS

4,500,000 shares

Common stock

This is a public offering of common stock of Boot Barn Holdings, Inc. The selling stockholders named in this prospectus, some of whom are certain of our directors and other affiliates, are selling 4,500,000 shares of our common stock, and we will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol "BOOT". On February 20, 2015, the last reported sale price of our common stock on the New York Stock Exchange was $22.37 per share.

The selling stockholders have granted the underwriters an option to purchase up to 675,000 additional shares of our common stock at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus. We will not receive any proceeds from the exercise of the underwriters' option to purchase additional shares.

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, and therefore have elected to comply with certain reduced public company reporting requirements. See "Prospectus summary—Implications of being an emerging growth company".

Investing in our common stock involves risks. See "Risk factors" beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

		Per share		Total

Public offering price	$		$
Underwriting discount*	$		$
Proceeds to the selling stockholders, before expenses	$		$

*      We refer you to "Underwriting" beginning on page 119 of this prospectus for additional information regarding underwriting compensation.

The underwriters expect to deliver the shares to purchasers on or about                           , 2015 through the book entry facilities of the Depository Trust Company.

J.P. Morgan	Piper Jaffray	Jefferies

Wells Fargo Securities	Baird

Prospectus dated                           , 2015.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, which we refer to as the SEC. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. The selling stockholders are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any free writing prospectus, or of any sale of our common stock.

For investors outside the U.S.: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the U.S.

i

Basis of presentation

We operate on a fiscal calendar that results in a 52- or 53-week fiscal year ending on the Saturday closest to March 31. For ease of reference, we identify our fiscal year in this prospectus by reference to the calendar year in which the fiscal year ends. This prospectus contains references to fiscal 2012, fiscal 2013, fiscal 2014 and fiscal 2015, which represent our fiscal years ended March 31, 2012, March 30, 2013, March 29, 2014 and March 28, 2015, respectively, all of which were 52-week periods. This prospectus also contains references to fiscal 2011, which represents our fiscal year ended April 2, 2011 and was a 53-week period. In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Each quarter ends on the last Saturday of the 13-week period (or the 14-week period in a 53-week fiscal year).

The period from April 3, 2011 to December 11, 2011, which is presented separately as the "Predecessor Period" in this prospectus, consisted of approximately 36 weeks. The period from December 12, 2011 to March 31, 2012, which is presented separately as the "Successor Period" in this prospectus, consisted of approximately 16 weeks. References in this prospectus to fiscal 2012 represent the sum of the results of the Predecessor Period and Successor Period.

As used in this prospectus, the following terms have the following meanings:

•
"CAGR" means compound annual growth rate;

•
"GAAP" means U.S. generally accepted accounting principles;

•
"net cash investment" means, for a given store, our initial cash investment in that store, which consists of the cost of the initial inventory (net of accounts payable), pre-opening costs and capital investment (net of tenant improvement allowances); and

•
"working capital" means current assets, excluding cash and cash equivalents, minus current liabilities, excluding the current portion of debt under our credit facilities, as determined in accordance with GAAP.

References in this prospectus to our "credit facilities" refer to (a) prior to the Refinancing (as defined in "Prospectus Summary—Recent developments") on the date hereof, our term loan facility with Golub Capital LLC, which we refer to as our prior term loan facility, and our revolving credit facility with PNC Bank, N.A., which we refer to as our prior revolving credit facility, which together we refer to as our prior credit facilities and (b) from and after the Refinancing on the date hereof, our senior credit facility with Wells Fargo Bank, N.A., which we refer to as our new credit facility.

Amounts presented in this prospectus in millions are approximations of the actual amounts in that they have been rounded to the nearest one decimal place.

Unless the context requires otherwise, references in this prospectus to "Boot Barn", the "Company", "we", "us" and "our" refer to Boot Barn Holdings, Inc. and its consolidated subsidiaries. Except as the context otherwise requires, all information included in this prospectus is presented after giving effect to the reorganization described in "Management's discussion and analysis of financial condition and results of operations—Factors affecting comparability of results of operations—Reorganization".

References in this prospectus to "RCC" refer to RCC Western Stores, Inc., which we acquired in August 2012, and references in this prospectus to "Baskins" refer to Baskins Acquisition Holdings, LLC, which we acquired in May 2013.

Trademarks and trade names

This prospectus includes our trademarks and trade names, such as "Boot Barn" and the names of our private brands, which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of any applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Industry and market data

Unless otherwise indicated, statements in this prospectus concerning our industry and the markets in which we operate, including our general expectations and competitive position, business opportunity and market size, growth and share, are based on information from independent industry organizations and other third-party sources (including industry publications, surveys and forecasts), data from our internal research and management estimates. Management estimates are derived from publicly available information and the information and data referred to above, and are based on assumptions and calculations made by us based upon our interpretation of such information and data, and on our knowledge of our industry and the categories in which we operate, which we believe to be reasonable. Furthermore, the information and data referred to above are imprecise and may prove to be inaccurate because the information cannot always be verified with complete certainty due to the limitations on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. However, we are responsible for all of the disclosure in this prospectus and believe it to be reasonable. Projections, assumptions, expectations, beliefs and estimates regarding our industry and the categories in which we operate and our future performance are also necessarily subject to risk and change based on various factors, including those discussed under the heading "Risk factors".

Certain statements in this prospectus regarding the estimated size and growth of the U.S. western and work wear markets are based on information from a study that we engaged Mōd Advisors LLC, or Mōd, to conduct, which we refer to as the Mōd study. The Mōd study was based, in part, upon industry data obtained from a March 2014 publication by Global Industry Analysts entitled "Workwear: A Global Strategic Business Report". The Mōd study was also based upon information and estimates obtained during interviews that Mōd conducted with executives at several western and work wear manufacturers, as well as an online survey commissioned by Mōd of 2,045 adults and teenagers regarding purchases of western wear products. A broader sampling and different methodologies, among other variables, could have led Mōd to arrive at different results; however, we know of no better methodology for estimation nor do we have any reason to believe that Mōd's consideration of additional or different data would have materially changed its conclusions regarding the size of the U.S. market for the western and work wear categories. We have not independently verified any of the data from the Mōd study, nor have we ascertained the underlying economic assumptions upon which the Mōd study relied. Market research is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products should be included in the relevant market. As a result, please be aware that the data and statistical information in this prospectus from the Mōd study may differ from information provided by our competitors or from information found in current or future studies conducted by market research institutes, consultancy firms or independent sources.

Statements in this prospectus regarding our competitive position, business opportunity and market size, growth and share in the U.S. are based on data that may not account for certain retailers. However, we believe that this data is a reasonable approximation of all relevant retailers, and we have no reason to believe that the inclusion of additional retailers in the data collection process would materially change the conclusions that we have drawn from this data. In addition, statements in this prospectus regarding the characteristics and preferences of our customers are based on internal analyses of our customers that have not been independently verified. A broader sampling of our customers and different methodologies, among other variables, could lead to different results; however, we know of no better methodology for estimation, nor do we have any reason to believe that our consideration of additional or different survey data would materially change the conclusions that we have drawn from these surveys.

Same store sales

As used in this prospectus, the term "same store sales" generally refers to net sales from stores that have been open at least 13 full fiscal months as of the end of the current reporting period, although we include or exclude stores from our calculation of same store sales in accordance with the following additional criteria:

•
stores that are closed for five or fewer days in any fiscal month are included in same store sales;

•
stores that are closed temporarily, but for more than five days in any fiscal month, are excluded from same store sales beginning in the fiscal month in which the temporary closure begins until the first full month of operation once the store re-opens;

•
stores that are closed temporarily and relocated within their respective trade areas are included in same store sales;

•
stores that are permanently closed are excluded from same store sales beginning in the month preceding closure; and

•
acquired stores are added to same store sales beginning on the later of (a) the first day of the first fiscal month following its applicable acquisition date and (b) the first day of the first fiscal month after the store has been open for at least 13 full fiscal months regardless of whether the store has been operated under our management or predecessor management.

If the criteria described above are met, then all net sales of an acquired store, excluding those net sales before our acquisition of that store, are included for the period presented. However, when an acquired store is included for the period presented, the net sales of such acquired store for periods before its acquisition are included (to the extent relevant) for purposes of calculating "same stores sales growth" and illustrating the comparison between the applicable periods. Pre-acquisition net sales numbers are derived from the books and records of the acquired store, or acquired company in the case of RCC and Baskins, as prepared prior to the acquisition by the acquired store or acquired company and have not been independently verified by us.

In addition to retail store sales, same store sales also includes e-commerce sales, e-commerce shipping and handling revenue and actual retail store or e-commerce sales returns. We exclude gift card escheatment and our provision for sales returns and future award redemptions from our sales in deriving net sales per store.

As used in this prospectus, the term "same store sales growth" refers to the percentage change in our same store sales as compared to the prior comparable period.

We believe that same store sales and same store sales growth provide investors with helpful information about our operating performance. Some of our competitors and other retailers may calculate "same" or "comparable" store sales or "same" or "comparable" store sales growth differently than we do. As a result, data in this prospectus regarding our same store sales and same stores sales growth may not be comparable to similar data made available by our competitors and other retailers. In addition, data regarding same store sales and same store sales growth are not audited or reviewed by our independent registered public accounting firm.

Non-GAAP financial measures

EBITDA and Adjusted EBITDA are financial measures that are not calculated in accordance with GAAP. We define EBITDA as net income (loss) adjusted to exclude income tax expense (benefit), net interest expense and depreciation and intangible asset amortization. We define Adjusted EBITDA as EBITDA adjusted to exclude non-cash stock-based compensation, the non-cash accrual for future award redemptions, recapitalization expenses, acquisition expenses, acquisition-related integration and reorganization costs, amortization of inventory fair value adjustment, loss on disposal of assets and other unusual or non-recurring expenses. In this prospectus, we present these non-GAAP measures together with a reconciliation of EBITDA and Adjusted EBITDA to our net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP. See "Prospectus summary—Summary consolidated financial and other data" and "Selected consolidated financial data".

We include EBITDA and Adjusted EBITDA in this prospectus because they are important financial measures that our management, board of directors and lenders use to assess our operating performance. We use EBITDA and Adjusted EBITDA as key performance measures because we believe that they facilitate operating performance comparisons from period to period by excluding potential differences primarily caused by the impact of variations from period to period in tax positions, interest expense and depreciation and amortization, as well as, in the case of Adjusted EBITDA, excluding non-cash expenses, such as non-cash stock-based compensation and the non-cash accrual for future award redemptions, and unusual or non-recurring costs and expenses that are not directly related to our operations, including recapitalization expenses, acquisition expenses, acquisition-related integration and reorganization costs, amortization of inventory fair value adjustment, loss on disposal of assets and other unusual or nonrecurring expenses. Because EBITDA and Adjusted EBITDA facilitate internal comparisons of our historical operating performance on a more consistent basis, we also use EBITDA and Adjusted EBITDA (or some variations thereof) for business planning purposes, in calculating covenant compliance for our credit facilities, in determining incentive compensation for members of our management and in evaluating acquisition opportunities. In addition, we believe that EBITDA and Adjusted EBITDA and similar measures are widely used by investors, securities analysts, ratings agencies and other parties in evaluating companies in our industry as a measure of financial performance and debt-service capabilities.

Our use of EBITDA and Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

•
neither EBITDA nor Adjusted EBITDA reflects income tax expense or the cash requirements to pay our taxes;

•
neither EBITDA nor Adjusted EBITDA reflects our cash expenditures for capital equipment, leasehold improvements or other contractual commitments;

v

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and neither EBITDA nor Adjusted EBITDA reflects capital expenditure requirements for such replacements;

•
neither EBITDA nor Adjusted EBITDA reflects the interest expense or the cash requirements necessary to service interest or principal payments under our credit facilities; and

•
neither EBITDA nor Adjusted EBITDA reflects changes in, or cash requirements for, our working capital needs.

EBITDA and Adjusted EBITDA should not be considered in isolation or as alternatives to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Given that EBITDA and Adjusted EBITDA are measures not deemed to be in accordance with GAAP and are susceptible to varying calculations, our EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including companies in our industry, because other companies may calculate EBITDA and Adjusted EBITDA in a different manner than we calculate these measures.

In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may or may not incur expenses similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA does not imply that our future results will be unaffected by these expenses or any unusual or non-recurring items. When evaluating our performance, you should consider EBITDA and Adjusted EBITDA alongside other financial performance measures, including our net income and other GAAP results, and not rely on any single financial measure.

Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all the information that you should consider in making your investment decision. Before investing in our common stock, you should read this entire prospectus carefully, including the sections entitled "Risk factors" and "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements, condensed consolidated financial statements and related notes included elsewhere in this prospectus.

Our company

We are the largest and fastest-growing lifestyle retail chain devoted to western and work-related footwear, apparel and accessories in the U.S. With 165 stores in 26 states as of February 6, 2015, we have over twice as many stores as our nearest direct competitor that sells primarily western and work wear, and believe we have the potential to grow our store base to at least 400 domestic locations. Our stores, which are typically freestanding or located in strip centers, average 10,800 square feet and feature a comprehensive assortment of approximately 200 brands and more than 1,500 styles on average, coupled with attentive, knowledgeable store associates. We target a broad and growing demographic, ranging from passionate western and country enthusiasts to workers seeking dependable, high-quality footwear and clothing. We strive to offer an authentic, one-stop shopping experience that fulfills the everyday lifestyle needs of our customers and, as a result, many of our customers make purchases in both the western and work wear sections of our stores. Our store environment, product offering and marketing materials represent the aesthetics of the true American West, country music and rugged, outdoor work. These threads are woven together in our motto, "Be True", which communicates the genuine and enduring spirit of the Boot Barn brand.

Our product offering is anchored by an extensive selection of western and work boots and is complemented by a wide assortment of coordinating apparel and accessories. Many of the items that we offer are basics or necessities for our customers' daily lives and typically represent enduring styles that are not impacted by changing fashion trends. We carry market-leading assortments of boots, denim, western shirts, cowboy hats, belts and belt buckles, western-style jewelry and accessories. Our western assortment includes many of the industry's most sought-after brands, such as Ariat, Dan Post, Justin, Levi Strauss, Lucchese, Miss Me, Montana Silversmiths, Resistol and Wrangler. Our work assortment includes rugged footwear, outerwear, overalls, denim and shirts for the most physically demanding jobs where durability, performance and protection matter, including safety-toe boots and flame-resistant and high-visibility clothing. Among the top work brands sold in our stores are Carhartt, Dickies, Timberland Pro and Wolverine. Our merchandise is also available on our e-commerce website, www.bootbarn.com.

Boot Barn was founded in 1978 and, over the past 37 years, has grown both organically and through successful strategic acquisitions of competing chains. We have rebranded and remerchandised the acquired chains under the Boot Barn banner, resulting in sales and profit increases over their original concepts. We believe that our business model and scale provide us with competitive advantages that have contributed to our consistent and strong financial performance, generating sufficient cash flow to support national growth, as evidenced by:

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21 consecutive quarters of positive same store sales growth averaging 10.9% per quarter (see the diagram below) and same store sales growth of 6.7% in fiscal 2014;

•
store base expansion to 165 stores as of February 6, 2015, with 25 new stores resulting from organic growth and 55 new stores resulting from strategic acquisitions since March 31, 2012;

•
net sales of $345.9 million in fiscal 2014, an increase of $177.2 million since fiscal 2012, representing a CAGR of 43.2%; and

•
Adjusted EBITDA of $40.3 million in fiscal 2014, an increase of $18.6 million since fiscal 2012, representing a 36.2% CAGR (see "—Summary consolidated financial and other data" for a discussion and reconciliation of Adjusted EBITDA to net income).

Quarterly same store sales growth
21 consecutive quarters of growth

For a description of the manner in which we calculate same store sales, see "Same store sales" at the beginning of this prospectus.

Our competitive strengths

We believe the following strengths differentiate us from our competitors and provide a solid foundation for future growth:

Powerful lifestyle brand.    Our deep understanding of the western lifestyle enables us to create long-lasting relationships with our customers. Our brand is highly visible through our sponsorship of western events, which, in fiscal 2014, included 257 local community rodeos, 9 national rodeos and 89 other country and western events. We believe these grassroots marketing efforts make our brand synonymous with the western lifestyle, validate our brand's authenticity and establish Boot Barn as the trusted specialty retailer for all of our customers' everyday needs.

Largest and fastest growing specialty retailer of western and work wear in the U.S.    Our broad geographic footprint, which currently spans 26 states, provides us with significant economies of scale, enhanced supplier relationships, the ability to recruit and retain high quality store associates and the ability to reinvest in our business at levels that we believe exceed those of our competition. Over the past two full fiscal years, we have grown our stores at a 32.9% CAGR.

Attractive, loyal customer base.    Our customers come to us for many aspects of their everyday footwear and clothing needs because of the breadth and availability of our product offering. Our loyalty program, B Rewarded, has grown rapidly since its inception in 2011, and includes approximately 2.6 million members who have purchased merchandise from us as of February 6, 2015. Approximately 90% of our sales in fiscal 2014 were generated by customers who were already in our loyalty program or signed up to participate in our loyalty program at the time of their purchase.

Differentiated shopping experience.    We deliver a one-stop shopping experience that engages our customers and, we believe, fulfills their lifestyle needs. Our stores are designed to create an inviting and engaging experience and feature strong in-stock positions across our broad assortment of boots, apparel and accessories. Our knowledgeable store associates are passionate about our merchandise and deliver a high level of service to our customers. These elements help promote customer loyalty and drive repeat visits.

Compelling merchandise assortment and strategy.    We believe we offer a diverse merchandise assortment that features the most sought-after western and work wear brands, well-regarded niche brands and exclusive private brands across a range of boots, apparel and accessories. In fiscal 2014, the vast majority of our merchandise sales were at full price, which, we believe, demonstrates the strength of our brand and the less discretionary nature of our product offering.

Portfolio of exclusive private brands.    We have leveraged our scale, merchandising experience and customer knowledge to launch a portfolio of private brands exclusive to us, including Shyanne, Cody James, Moonshine Spirit by Brad Paisley, American Worker, El Dorado and BB Ranch. Our private brands offer high-quality western and work boots as well as apparel and accessories for men, ladies and kids and address product and price segments that we believe are underserved by third-party brands.

Versatile store model with compelling unit economics.    We have successfully opened and currently operate stores that generate strong cash flow, consistent store-level financial results and an attractive return on investment across a variety of geographies, markets, store sizes and location types. As of the end of fiscal 2014, all of our stores included in same store sales were profitable. Our new store model requires an average net cash investment of approximately $0.7 million and targets an average payback period of less than three years.

Highly experienced management team and passionate organization.    Our senior management team has extensive experience across all key retail disciplines. With an average of approximately 25 years of experience in their respective functional areas, our senior management team has been instrumental in developing a robust and scalable infrastructure to support our growth. Our senior management team embraces the genuine and enduring qualities of the western lifestyle and has created a positive culture of enthusiasm and entrepreneurial spirit which is shared by team members throughout our entire organization. Our strong company culture is exemplified by the long tenure of our employees at all levels. For example, our district and regional managers have an average of eight years of service with us and our store managers have an average of more than five years of service with us, including the companies acquired by us.

Our growth strategies

We are pursuing several strategies to continue our profitable growth, including:

Expanding our store base.    Driven by our compelling store economics and based on an extensive internal analysis, we believe that we have the potential to grow our domestic store base from 165 stores as of February 6, 2015 to at least 400 domestic locations. We currently plan to target new store openings in both existing markets and new, adjacent and underserved markets. Over the past several years, we have made significant investments in personnel, information technology, warehouse infrastructure and an e-commerce platform to support the expansion of our operations. We believe that we can grow our store base in the U.S. by at least 10% annually for the next several years.

Driving same store sales growth.    We believe that we can continue to grow our same store sales by increasing our brand awareness, driving additional traffic to our stores and increasing the amount of merchandise purchased by customers while visiting our stores. Our management team has launched several initiatives to accelerate growth, enhance our store associates' selling skills, drive store-level productivity and increase customer engagement through our loyalty program.

Enhancing brand awareness.    We intend to enhance our brand awareness and customer loyalty in a number of ways, such as continuing to grow our store base and our online and social media initiatives. We use broadcast media such as radio, television and outdoor advertisements to reach customers in new and existing markets. We also have an effective social media strategy with high customer engagement, as evidenced by our Facebook fan base. According to Internet Retailer, we were ranked number one for having the fastest growing fan base of all merchants covered by their survey released in January 2014.1 As of February 6, 2015, our Facebook fan base eclipsed 2.3 million fans.

Growing our e-commerce business.    We continue to make investments aimed at increasing traffic to our e-commerce website, which reached over 7.5 million visits in fiscal 2014, and increasing the amount of merchandise purchased by customers who visit our website, while improving the shopping experience for our customers. Since re-launching our e-commerce website with a new platform in fiscal 2011, our e-commerce sales grew at a 38.2% CAGR through fiscal 2014. Our e-commerce business allows us to reach customers outside our geographic footprint, with 32.7% of our domestic e-commerce sales during fiscal 2014 being made to customers in states where we do not operate stores.

Increasing profitability.    Our ability to leverage our infrastructure and drive store-level productivity due to economies of scale is expected to be a primary driver of our improvement in profitability. We intend to continually refine our merchandise mix and increase the penetration of our private brands to help differentiate us from our competitors and achieve higher merchandise margins. We also expect to capitalize on additional economies of scale in purchasing and sourcing as we grow our geographic footprint and online presence.

Our market opportunity

We participate in the large, growing and highly fragmented western and work wear markets of the broader apparel and footwear industry. We offer a variety of boots, apparel and accessories that are basics or necessities for our customers' daily lives. Many of our customers are employed in the agriculture, oil and gas, manufacturing and construction industries, and are often country and western enthusiasts.

1  Source: Stefany Zaroban, How Boot Barn uses Facebook to build a national brand, Internet Retailer (January 9, 2014), https://www.internetretailer.com/2014/01/09/how-boot-barn-uses-facebook-build-national-brand.

The following data regarding these markets is derived from the Mōd study referenced at the beginning of this prospectus. See "Industry and market data". The U.S. western and work wear markets represented approximately $8 billion and $12 billion in retail sales, respectively, in calendar year 2013. The western wear market is composed of footwear, apparel and accessories, which in 2013 represented approximately $3.0 billion, $3.5 billion and $1.5 billion in retail sales, respectively. The work wear market is composed of footwear and apparel, which in 2013 represented approximately $3.0 billion and $9.0 billion in retail sales, respectively. Between 2009 and 2013, the western and work wear markets experienced estimated annual retail sales growth of approximately 6% to 8% and 1% to 3%, respectively. Over the next three to five years, Mōd estimates that retail sales in the western and work wear markets will grow annually at approximately 3% to 5% and 2% to 4%, respectively. We believe that growth in the western wear market has been and will continue to be driven by the growth of western events, such as rodeos, the popularity of country music and the continued strength and endurance of the western lifestyle. We believe that growth in the work wear market has been and will continue to be driven by increasing activity in the construction sector and the return of domestic manufacturing. Additionally, government regulations for workplace safety have driven and, we believe, will continue to drive, sales in specific categories, such as safety-toe boots and flame-resistant and high-visibility clothing for various industrial and outdoor occupations.

Risks associated with our business

We believe that our business strategy will continue to offer significant opportunities, but it also presents risks and challenges. These risks and challenges include, but are not limited to, the following:

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there may be a decline in consumer spending or changes in consumer preferences;
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we may not be able to effectively execute on our growth strategy, including our store growth plan;
•
we may not be able to maintain and enhance our strong brand image;
•
we may not compete effectively;
•
we may not be able to maintain good relationships with our key suppliers;
•
we may not be able to improve and expand our exclusive product offerings; and
•
there may be a substantial increase in product costs or general inflation.

See "Risk factors" for other important factors that could adversely impact our results of operations.

Stock split

On October 27, 2014, we amended our certificate of incorporation to effect a 25-for-1 stock split of our common stock. All references in this prospectus to shares of common stock, options to purchase shares of common stock, per share data and related information have been retroactively adjusted, where applicable, to reflect this stock split as if it had occurred at the beginning of the earliest period presented.

Principal investor

Freeman Spogli & Co. is a private equity firm dedicated exclusively to investing and partnering with management in consumer-related and distribution companies in the U.S. Since its founding in 1983, Freeman Spogli & Co. has invested $3.4 billion of equity in 51 portfolio companies with aggregate transaction values of $20 billion. Freeman Spogli & Co. acquired its shares of our common stock in December 2011 in a transaction that we refer to as the Recapitalization. See "Management's discussion and analysis of financial condition and results of operations—Factors affecting comparability of results of operations—Recapitalization". Following the completion of this offering, Freeman Spogli & Co. will beneficially own approximately 53.4% of our outstanding common stock, or 51.1% if the underwriters fully exercise their option to purchase additional shares. It is possible that the interests of Freeman Spogli & Co. may in some circumstances conflict with our interests and the interests of our other stockholders.

Our corporate information

Boot Barn Holdings, Inc. was formed in Delaware on November 17, 2011 as WW Top Investment Corporation to facilitate the Recapitalization. On June 9, 2014, WW Holding Corporation and Boot Barn Holding Corporation were each merged with and into WW Top Investment Corporation. On June 10, 2014, the legal name of WW Top Investment Corporation was changed to Boot Barn Holdings, Inc. Our principal executive offices are located at 15776 Laguna Canyon Road, Irvine, California, 92618 and our telephone number is (949) 453-4400. Our website address is www.bootbarn.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

Implications of being an emerging growth company

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of our fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•
the option to report only two years of audited financial statements and to present management's discussion and analysis of financial condition and results of operations for only those two years;

•
exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002, which we refer to as the Sarbanes-Oxley Act, requiring that an independent registered public accounting firm provide an attestation report on the effectiveness of our internal controls over financial reporting;

•
exemption from the "say on pay" and "say on golden parachute" advisory vote requirements of the Dodd-Frank Wall Street Reform and Customer Protection Act, which we refer to as the Dodd-Frank Act;

•
exemption from certain disclosure requirements of the Dodd-Frank Act relating to compensation of our executive officers and permission to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act; and

•
permission to provide a reduced level of disclosure concerning executive compensation and exemption from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor's report on the financial statements.

We have not taken advantage of certain of these reduced reporting burdens in this prospectus, although we may choose to do so in future filings. If we do take advantage of any of these exemptions, we cannot predict if investors will find our common stock less attractive, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, which we refer to as the Securities Act, for complying with new or revised accounting standards. However, we have chosen to "opt out" of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Recent developments

On February 23, 2015, we and Boot Barn, Inc., our primary operating subsidiary, entered into our new credit facility and used advances thereunder to refinance the full amount of our prior credit facilities, which we refer to as the Refinancing. Our new credit facility consists of a $75.0 million revolving credit facility, including a $5.0 million sub-limit for letters of credit, and a $75.0 million term loan, and also provides us with the ability to incur additional incremental term loans of up to $50.0 million, provided that certain conditions are met, including pro forma covenant compliance. As of the date hereof, after giving effect to the Refinancing, approximately $101.1 million of total debt was outstanding under our new credit facility and there was approximately $48.9 million of unused availability under the revolving portion of our new credit facility. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Our new credit facility" for a summary of certain material terms of our new credit facility.

The offering

Common stock offered by the selling stockholders	4,500,000 shares (or 5,175,000 shares if the underwriters exercise in full their option to purchase additional shares)
Common stock outstanding after this offering	25,709,194 shares
Use of proceeds	The selling stockholders will receive all of the proceeds, after deducting underwriting discounts, from this offering. We will not receive any proceeds from this offering.
Risk factors	See "Risk factors" on page 12 and the other information in this prospectus for a discussion of factors you should carefully consider before you decide to invest in our common stock.
Dividend policy
We anticipate that we will retain all of our available funds to repay existing indebtedness and for use in the operation and expansion of our business for the foreseeable future. Any future determination as to the payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend on our financial condition, operating results, current and anticipated cash needs, plans for expansion, legal requirements and other factors that our board of directors considers to be relevant. In addition, financial and other covenants in our new credit facility and in any credit facilities, debt instruments or other agreements that we enter into in the future may restrict our ability to pay cash dividends on our common stock. See "Dividend policy".
Listing and symbol	Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol "BOOT".

Unless otherwise indicated, information in this prospectus:

•
assumes the underwriters have not exercised their option to purchase additional shares in this offering; and

•
gives effect to the 25-for-1 stock split of our common stock effected on October 27, 2014.

The number of shares outstanding immediately after this offering is based on 25,709,194 shares of common stock outstanding as of February 6, 2015 and excludes:

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224,650 shares of our common stock issuable upon the exercise of options outstanding under our 2014 Equity Incentive Plan at a weighted average exercise price of $17.47;

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2,720,250 shares of our common stock issuable upon the exercise of options outstanding under our 2011 Equity Incentive Plan at a weighted average exercise price of $6.41;

•
32,250 shares of our common stock issuable upon the exercise of options outstanding under our 2007 Stock Incentive Plan at a weighted average exercise price of $0.00;

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an additional 1,345,506 shares of our common stock currently reserved for future issuance under our 2014 Equity Incentive Plan, see "Executive and director compensation"; and

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an additional 1,029,750 shares of our common stock reserved for future issuance under our 2011 Equity Incentive Plan, see "Executive and director compensation".

Summary consolidated financial and other data

The following tables summarize our consolidated financial and other data as of and for the periods indicated. We have derived the summary consolidated statement of operations data for the years ended March 29, 2014 and March 30, 2013, the Successor Period and the Predecessor Period and the consolidated balance sheet data as of March 29, 2014 and March 30, 2013 from the audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the thirty-nine weeks ended December 27, 2014 and December 28, 2013 and the consolidated balance sheet data as of December 27, 2014 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements were prepared on the same basis as our audited consolidated financial statements. In our opinion, such financial statements reflect all adjustments that are of a normal and recurring nature necessary to fairly present our financial position and results of operations in all material respects as of the dates and for the periods presented. The results of operations presented in the unaudited interim condensed consolidated financial statements are not necessarily indicative of the results that may be expected for a full fiscal year or in any future period.

The consolidated statement of operations data and consolidated balance sheet data include the financial position, results of operations and cash flows of RCC and Baskins since their respective dates of acquisition in August 2012 and May 2013.

You should read the following summary consolidated financial and other data together with the sections of this prospectus titled "Use of proceeds", "Capitalization", "Selected consolidated financial data" and "Management's discussion and analysis of financial condition and results of operations" and the consolidated financial statements, condensed consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal year ended(1)		Period(1)		Thirty-nine weeks ended
(in thousands, except per share data)	March 29, 2014	March 30, 2013	(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 11, 2011	December 27, 2014	December 28, 2013

Consolidated statement of operations data:
Net sales	$345,868	$233,203	$58,267	$110,429	$299,404	$257,382
Cost of goods sold	231,796	151,357	37,313	72,129	198,605	170,827
Amortization of inventory fair value adjustment	867	9,199	9,369	—	—	867

Total cost of goods sold	232,663	160,556	46,682	72,129	198,605	171,694

Gross profit	113,205	72,647	11,585	38,300	100,799	85,688
Operating expenses:
Selling, general and administrative expenses	91,998	62,609	12,769	28,145	73,167	69,310
Acquisition-related expenses(2)	671	1,138	3,027	7,336	—	671

Total operating expenses	92,669	63,747	15,796	35,481	73,167	69,981

Income (loss) from operations	20,536	8,900	(4,211)	2,819	27,632	15,707
Interest expense, net	11,594	7,415	1,442	3,684	9,755	9,528
Other income, net	39	21	5	70	37	23

Income (loss) before income taxes	8,981	1,506	(5,648)	(795)	17,914	6,202
Income tax expense (benefit)	3,321	826	(1,047)	(135)	6,794	2,434

Net income (loss)	5,660	680	(4,601)	(660)	11,120	3,768

Net income (loss) attributed to non-controlling interest	283	34	(230)	—	4	189

Net income (loss) attributed to Boot Barn Holdings, Inc.	$5,377	$646	$(4,371)	$(660)	$11,116	$3,579

Net income (loss) per share:(3)(4)
Basic shares	$0.28	$0.03	$(0.23)	$(3.82)	$0.46	$0.19
Diluted shares	$0.28	$0.03	$(0.23)	$(3.82)	$0.45	$0.19
Weighted average shares outstanding:(4)
Basic shares	18,929	18,757	18,633	173	20,928	18,929
Diluted shares	19,175	18,757	18,633	173	21,599	19,273
Other financial data (unaudited):
EBITDA(5)	$28,704	$14,509	$(3,111)	$4,107	$34,112	$21,505
Adjusted EBITDA(5)	$40,271	$28,933	$9,785	$11,917	$37,129	$30,093
Capital expenditures	$11,400	$3,848	$698	$2,055	$9,562	$9,659
Selected store data (unaudited):
Same store sales growth	6.7%	11.9%	17.5%	17.5%	7.3%	5.9%
Stores operating at end of period	152	117	86	85	166	155
Total retail store square footage, end of period (in thousands)	1,642	1,082	814	804	1,781	1,663
Average store square footage, end of period	10,801	9,251	9,466	9,456	10,729	10,729
Average net sales per store (in thousands)(6)	$2,162	$1,861	$644	$1,210	$1,712	$1,582

(in thousands)	March 29, 2014	March 30, 2013	December 27, 2014

Consolidated balance sheet data:
Cash and cash equivalents	$1,118	$1,190	$3,598
Working capital	56,786	37,174	58,443
Total assets	291,863	224,282	317,036
Total debt	128,124	88,410	79,491
Stockholders' equity	84,575	77,624	138,078

(1)     We operate on a fiscal calendar that results in a 52- or 53-week fiscal year ending on the Saturday closest to March 31. In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. The data presented contains references to fiscal 2014, fiscal 2013, the Successor Period and the Predecessor Period, which represent our fiscal years ended March 29, 2014 and March 30, 2013, and our fiscal periods from December 12, 2011 to March 31, 2012 and from April 3, 2011 to December 11, 2011, respectively. Fiscal 2014 and fiscal 2013 were each 52-week periods, the Successor Period consisted of approximately 16 weeks and the Predecessor Period consisted of approximately 36 weeks. Same store sales growth presented for each of the Predecessor Period and the Successor Period was calculated by comparing same store sales for such period against same store sales for the corresponding period in fiscal 2011. The data includes the activities of RCC from August 2012 and Baskins from May 2013, their respective dates of acquisition.

(2)    Represents costs incurred in connection with the acquisitions of RCC and Baskins, as well as the Recapitalization.

(3)    Net income per share for the thirty-nine weeks ended December 27, 2014 reflects the deduction from net income, for purposes of determining the net income available to common stockholders, of the cash payment of $1.4 million made in April 2014 to holders of vested stock options. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Financing activities".

(4)    The indicated data, other than data for the Predecessor Period, gives effect to the 25-for-1 stock split of our common stock effected October 27, 2014.

(5)    EBITDA and Adjusted EBITDA are financial measures that are not calculated in accordance with GAAP. We define EBITDA as net income (loss) adjusted to exclude income tax expense (benefit), net interest expense and depreciation and intangible asset amortization. We define Adjusted EBITDA as EBITDA adjusted to exclude non-cash stock-based compensation, the non-cash accrual for future award redemptions, recapitalization expenses, acquisition expenses, acquisition-related integration and reorganization costs, amortization of inventory fair value adjustment, loss on disposal of assets and other unusual or non-recurring expenses. We include EBITDA and Adjusted EBITDA in this prospectus because they are important financial measures which our management, board of directors and lenders use to assess our operating performance. EBITDA and Adjusted EBITDA should not be considered in isolation or as alternatives to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Given that EBITDA and Adjusted EBITDA are measures not deemed to be in accordance with GAAP and are susceptible to varying calculations, our EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including companies in our industry, because other companies may calculate EBITDA and Adjusted EBITDA in a different manner than we calculate these measures. See "Non-GAAP financial measures" at the beginning of this prospectus. The following table presents a reconciliation of EBITDA and Adjusted EBITDA to our net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, for each of the periods indicated:

	Fiscal year ended(1)		Period(1)		Thirty-nine weeks ended
(in thousands)	March 29, 2014	March 30, 2013	(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 11, 2011	December 27, 2014	December 28, 2013

EBITDA reconciliation:
Net income (loss)	$5,660	$680	$(4,601)	$(660)	$11,120	$3,768
Income tax expense (benefit)	3,321	826	(1,047)	(135)	6,794	2,434
Interest expense, net	11,594	7,415	1,442	3,684	9,755	9,528
Depreciation and intangible asset amortization	8,129	5,588	1,095	1,218	6,443	5,775

EBITDA	28,704	14,509	(3,111)	4,107	34,112	21,505
Non-cash stock-based compensation(a)	1,291	787	99	—	1,459	889
Non-cash accrual for future award redemptions(b)	591	219	384	470	581	821
Recapitalization expenses(c)	—	—	3,027	7,336	—	—
Acquisition expenses(d)	671	1,138	—	—	—	671
Acquisition-related integration and reorganization costs(e)	6,167	2,061	—	—	—	4,536
Amortization of inventory fair value adjustment(f)	867	9,199	9,369	—	—	867
Loss on disposal of assets(g)	1,980	322	17	4	113	804
Other unusual or non-recurring expenses(h)	—	698	—	—	864	—

Adjusted EBITDA	$40,271	$28,933	$9,785	$11,917	$37,129	$30,093

(a)    Represents non-cash compensation expenses related to stock options and restricted stock awards granted to certain of our employees and directors.

(b)    Represents non-cash accrual for future award redemptions in connection with our customer loyalty program.

(c)    Represents non-capitalized costs associated with the Recapitalization.

(d)    Represents direct costs and fees related to the acquisitions of RCC and Baskins, which we acquired in August 2012 and May 2013, respectively.

(e)    Represents certain store integration, remerchandising and corporate consolidation costs incurred in connection with the integrations of RCC and Baskins, which we acquired in August 2012 and May 2013, respectively.

(f)     Represents the amortization of purchase-accounting adjustments that increased the value of inventory acquired to its fair value.

(g)    Represents loss on disposal of assets in connection with the rebranding of RCC and Baskins acquired stores and store closures, as well as other costs.

(h)    Represents professional fees and expenses incurred in connection with other acquisition activity.

(6)    Average net sales per store is calculated by dividing net sales for the applicable period by the number of stores operating at the end of the period. For the purpose of calculating net sales per store, e-commerce sales and certain other revenues are excluded from net sales.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements, condensed consolidated financial statements and related notes included elsewhere in this prospectus, before deciding whether to purchase shares of our common stock. If any of the following risks are realized, our business, operating results and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks related to our business

Our sales could be severely impacted by declines in consumer confidence and decreases in consumer spending or by changes in consumer preferences.

We depend upon consumers feeling confident about spending discretionary income on our products to drive our sales. Consumer spending may be adversely impacted by economic conditions, such as consumer confidence in future economic conditions, interest and tax rates, employment levels, salary and wage levels, general business conditions, the availability of consumer credit and the level of housing, energy and food costs. These risks may be exacerbated for retailers like us who focus on specialty footwear, apparel and accessories. Our financial performance is particularly susceptible to economic and other conditions in California and other western states where we have a significant number of stores. Our financial performance may also be susceptible to economic and other conditions relating to output and employment in the oil and gas industries, the construction sector, domestic manufacturing and the transportation and warehouse sectors because we believe that growth in these industries and sectors have driven the growth of our work wear business. In addition, our financial performance may be negatively affected if the popularity of the western and country lifestyle subsides, or if there is a general trend in consumer preferences away from boots and other western or country products in favor of another general category of footwear or attire. If this were to occur or if periods of decreased consumer spending persist, our sales could decrease, which could have a material adverse effect on our financial condition and results of operations.

Our continued growth depends upon successfully opening a significant number of new stores as well as integrating any acquired stores, and our failure to successfully open new stores or integrate acquired stores could negatively affect our business and stock price.

We have grown our store count rapidly in recent years, both organically and through strategic acquisitions of competing chains. However, we must continue to open and operate new stores to help maintain our revenue and profit growth. Our ability to successfully open and operate new stores is subject to a variety of risks and uncertainties, such as:

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identifying suitable store locations, the availability of which is beyond our control;
•
obtaining acceptable lease terms;
•
sourcing sufficient levels of inventory;
•
selecting the appropriate merchandise to appeal to our customers;
•
hiring, training and retaining store employees;
•
assimilating new store employees into our corporate culture;
•
marketing the new stores' locations and product offerings effectively;
•
avoiding construction delays and cost overruns in connection with the build out of new stores;

•
avoiding other costs in opening new stores, such as rebranding acquired locations and environmental liabilities;
•
managing and expanding our infrastructure to accommodate growth; and
•
integrating the new stores with our existing buying, distribution and other support operations.

Our failure to successfully address these challenges could have a material adverse effect on our financial condition and results of operations. We opened 14 stores during the 39 weeks ended December 27, 2014, nine stores in fiscal 2014 and four stores in fiscal 2013. As of February 6, 2015, we plan to open at least 4 new stores during the remainder of fiscal 2015. However, there can be no assurance that we will open the planned number of new stores in fiscal 2015 or thereafter, or that any such stores will be profitable. This expansion will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our existing business less effectively, which in turn could cause the financial performance of our existing stores to deteriorate. In addition, we currently plan to open some new stores within existing markets. Some of these new stores may open close enough to our existing stores that a segment of customers will stop shopping at our existing stores and instead shop at the new stores, causing sales and profitability at those existing stores to decline. If this were to occur with a number of our stores, this could have a material adverse effect on our financial condition and results of operations.

In addition to opening new stores, we may acquire stores. Acquiring and integrating stores involves additional risks that could adversely affect our growth and results of operation. Newly acquired stores may be unprofitable and we may incur significant costs and expenses in connection with any acquisition including in remerchandising and rebranding the acquired stores. Integrating newly acquired stores may divert our senior management's attention from our core business. Our ability to integrate newly acquired stores will depend on the successful expansion of our existing financial controls, distribution model, information systems, management and human resources and on attracting, training and retaining qualified employees.

Our business largely depends on a strong brand image, and if we are unable to maintain and enhance our brand image, particularly in new markets where we have limited brand recognition, we may be unable to increase or maintain our level of sales.

We believe that our brand image and brand awareness has contributed significantly to the success of our business. We also believe that maintaining and enhancing our brand image, particularly in new markets where we have limited brand recognition, is important to maintaining and expanding our customer base. Our ability to successfully integrate new stores into their surrounding communities, to expand into new markets or to maintain the strength and distinctiveness of our brand image in our existing markets will be adversely impacted if we fail to connect with our target customers. Maintaining and enhancing our brand image may require us to make substantial investments in areas such as merchandising, marketing, store operations, community relations, store graphics and employee training, which could adversely affect our cash flow and which may ultimately be unsuccessful. Furthermore, our brand image could be jeopardized if we fail to maintain high standards for merchandise quality, if we fail to comply with local laws and regulations or if we experience negative publicity or other negative events that affect our image and reputation. Some of these risks may be beyond our ability to control, such as the effects of negative publicity regarding our suppliers. Failure to successfully market and maintain our brand image in new and existing markets could harm our business, results of operations and financial condition.

Our failure to adapt to new challenges that arise when expanding into new geographic markets could adversely affect our ability to profitably operate those stores and maintain our brand image.

Our expansion into new geographic markets could result in competitive, merchandising, distribution and other challenges that are different from those we encounter in the geographic markets in which we currently operate. In addition, as the number of our stores increases, we may face risks associated with market saturation of our product offerings and locations. Our suppliers may also restrict their sales to us in new markets to the extent they are already saturating that market with their products through other retailers or their own stores. There can be no assurance that any newly opened stores will be received as well as, or achieve net sales or profitability levels comparable to those of, our existing stores in the time periods estimated by us, or at all. If our stores fail to achieve, or are unable to sustain, acceptable net sales and profitability levels, our business may be materially harmed, we may incur significant costs associated with closing those stores and our brand image may be negatively impacted.

We face intense competition in our industry and we may be unable to compete effectively.

The retail industry for western and work wear is highly fragmented and characterized by primarily regional competitors. We estimate that there are thousands of independent specialty stores scattered across the country. We believe that we compete primarily with smaller regional chains and independents on the basis of product quality, brand recognition, price, customer service and the ability to identify and satisfy consumer demand. However, we also compete with farm supply stores, online retailers and, to a lesser degree, mass merchants. Competition with some or all of these retailers could require us to lower our prices or risk losing customers. In addition, significant or unusual promotional activities by our competitors may force us to respond in-kind and adversely impact our operating cash flow. As a result of these factors, current and future competition could have a material adverse effect on our financial condition and results of operations.

Many of the mass merchants that sell some western or work wear products have greater financial, marketing and other resources than we currently do, and therefore may be able to devote greater resources to the marketing and sale of these products, generate national brand recognition or adopt more aggressive pricing policies than we can, which would put us at a competitive disadvantage if they decide to expand their offerings of these product lines. Moreover, we do not possess exclusive rights to many of the elements that comprise our in-store experience and product offerings. Our competitors may seek to emulate facets of our business strategy and in-store experience, which could result in a reduction of some competitive advantages or special appeal that we might possess. In addition, most of our suppliers sell products to us on a non-exclusive basis. As a result, our current and future competitors may be able to duplicate or improve on some or all of the product offerings that we believe are important in differentiating our stores and our customers' shopping experience. If our competitors were to duplicate or improve on some or all of our in-store experience or product offerings, our competitive position and our business could suffer.

We depend on cash generated from our existing store operations to support our growth, which could strain our cash flow.

We primarily rely on cash flow generated from existing stores to fund our current operations and our growth. It typically takes several months and a significant amount of cash to open a new store. For example, our new store model requires an average net cash investment of approximately $0.7 million. If we continue to open a large number of stores relatively close in time, the cost of these store openings and the cost of continuing operations could reduce our cash position. An increase in our net cash outflow for new stores could adversely affect our operations by reducing the amount of cash available to address other aspects of our business.

In addition, as we expand our business, we will need significant amounts of cash from operations to pay our existing and future lease obligations, build out new store space, purchase inventory, pay personnel, pay for the increased costs associated with operating as a public company and, if necessary, further invest in our infrastructure and facilities. If our business does not generate sufficient cash flow from operations to fund these activities, and sufficient funds are not otherwise available from our new credit facility or future credit facilities, we may need additional equity or debt financing. If such financing is not available to us on satisfactory terms, our ability to operate and expand our business or to respond to competitive pressures would be limited and we could be required to delay, curtail or eliminate planned store openings. Moreover, if we raise additional capital by issuing equity securities or securities convertible into equity securities, your ownership may be diluted. Any debt financing we may incur may impose covenants that restrict our operations, and will require interest payments that would create additional cash demands and financial risk for us.

We have expanded rapidly in recent years and have limited operating experience at our current size.

We have significantly expanded our operations in the last three years, increasing our locations from 85 stores in eight states as of March 31, 2012 to 165 stores in 26 states as of February 6, 2015. If our operations continue to grow, we will be required to expand our sales, marketing and support services and our administrative personnel, and we may decide to change our distribution model. This expansion could increase the strain on our existing resources, causing operational difficulties such as difficulties in hiring, obtaining adequate levels of merchandise, delayed shipments and decreased levels of customer service. These difficulties could cause our brand image to deteriorate and lead to a decrease in our revenues and income and the price of our common stock.

Any significant change in our distribution model could initially have an adverse impact on our cash flows and results of operations.

During fiscal 2014, our suppliers shipped approximately 94% of our in-store merchandise units directly to our stores and approximately 46% of our e-commerce merchandise units directly to our e-commerce customers. In the future, as part of our long-term strategic planning, we may change our distribution model to increase the amount of merchandise that we self-distribute through a centralized distribution center. We recently hired a leading supply chain consulting firm to study our current network, supplier structure and likely sources of growth and to recommend an optimal distribution model for our future operations. Changing our distribution model to increase distributions from a centralized distribution center to our stores and customers would initially involve significant capital expenditures, which would increase our borrowings and interest expense or temporarily reduce the rate at which we open new stores. In addition, if we are unable to successfully integrate a new distribution model into our operations in a timely manner, our supply chain could experience significant disruptions, which could reduce our sales and adversely impact our results of operations.

If we fail to maintain good relationships with our suppliers or if our suppliers are unable or unwilling to provide us with sufficient quantities of merchandise at acceptable prices, our business and operations may be adversely affected.

Our business is largely dependent on continued good relationships with our suppliers, including suppliers for our third-party branded products and manufacturers for our private brand products. During fiscal 2014, merchandise purchased from our top three suppliers accounted for approximately 18%, 12% and 10% of our sales. We operate on a purchase order basis for our private brand and third-party branded merchandise and do not have long-term written agreements with our suppliers. Accordingly, our suppliers can refuse to sell us merchandise, limit the type or quantity of merchandise that they sell to us, enter into exclusivity arrangements with our competitors or raise prices at any time, which could have an adverse impact on our business. Deterioration in our relationships with our suppliers could have a material adverse impact on our business, and there can be no assurance that we will be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. Also, some of our suppliers sell products directly from their own retail stores or e-commerce websites, and therefore directly compete with us. These suppliers may decide at some point in the future to discontinue supplying their merchandise to us, supply us less desirable merchandise or raise prices on the products they do sell us. If we lose key suppliers and are unable to find alternative suppliers to provide us with substitute merchandise for lost products, our business may be adversely affected.

Our plans to improve and expand our exclusive product offerings may be unsuccessful, and implementing these plans may divert our operational, managerial, financial and administrative resources, which could harm our competitive position and reduce our revenue and profitability.

In addition to our store expansion strategy, we currently plan to grow our business by improving and expanding our exclusive product offerings, which includes introducing new brands and growing and expanding our existing brands. The principal risks to our ability to successfully carry out our plans to improve and expand our product offering are that:

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introduction of new products may be delayed, which may allow our competitors to introduce similar products in a more timely fashion, which could hinder our ability to be viewed as the exclusive provider of certain western and work apparel brands and items;

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the third-party suppliers of our exclusive product offerings may not maintain adequate controls with respect to product specifications and quality, which may lead to costly corrective action and damage to our brand image;

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if our expanded exclusive product offerings fail to maintain and enhance our distinctive brand identity, our brand image may be diminished and our sales may decrease; and

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implementation of these plans may divert our management's attention from other aspects of our business and place a strain on our operational, managerial, financial and administrative resources, as well as our information systems.

In addition, our ability to successfully improve and expand our exclusive product offerings may be affected by economic and competitive conditions, changes in consumer spending patterns and changes in consumer preferences. These plans could be abandoned, cost more than anticipated and divert resources from other areas of our business, any of which could impact our competitive position and reduce our revenue and profitability.

Any inability to balance our private brand merchandise with the third-party branded merchandise that we sell may have an adverse effect on our net sales and gross margin.

Our private brand merchandise represented approximately seven percent of our net sales in fiscal 2014. Our private brand merchandise generally has a higher gross margin than the third-party branded merchandise that we offer. As a result, we intend to attempt to increase the penetration of our private brands in the future. However, carrying our private brands limits the amount of third-party branded merchandise we can carry and, therefore, there is a risk that our customers' perception that we offer many major brands will decline or that our suppliers of third-party branded merchandise may decide to discontinue supplying, or reduce the supply of, their merchandise. If this occurs, it could have a material adverse effect on net sales and profitability.

We purchase merchandise based on sales projections and our purchase of too much or too little inventory may adversely affect our overall profitability.

We must actively manage our purchase of inventory. We generally order our seasonal and private brand merchandise several months in advance of it being received and offered for sale. If there is a significant decrease in demand for these products or if we fail to accurately predict consumer demand, including by disproportionately increasing the penetration of our private brand merchandise, we may be forced to rely on markdowns or promotional sales to dispose of excess inventory. This could have an adverse effect on our margins and operating income. Conversely, if we fail to purchase a sufficient quantity of merchandise, we may not have an adequate supply of products to meet consumer demand, thereby causing us to lose sales or adversely affecting our customer relationships. Any failure on our part to anticipate, identify and respond effectively to changing consumer demand and consumer shopping preferences could adversely affect our results of operations.

A rise in the cost of fabrics and raw materials or the cost of labor and transportation could increase our cost of merchandise and cause our results of operations and margins to decline.

Fluctuations in the price, availability and quality of fabrics and raw materials, such as cotton and leather, that our suppliers use to manufacture our products, as well as the cost of labor and transportation, could have adverse impacts on our cost of merchandise and our ability to meet our customers' demands. In particular, because key components of our products are cotton and leather, any increases in the cost of cotton or leather may significantly affect the cost of our products and could have an adverse impact on our cost of merchandise. We may be unable to pass all or any of these higher costs on to our customers, which could have a material adverse effect on our profitability.

Most of our merchandise is produced in foreign countries, making the price and availability of our merchandise susceptible to international trade risks and other international conditions.

Many of our private brand products are manufactured in foreign countries. In addition, we purchase most of our third-party branded merchandise from domestic suppliers that have a majority of their merchandise made in foreign countries. Some foreign countries can be, and have been, affected by political and economic instability, public health emergencies and natural disasters, negatively impacting trade. The countries in which our merchandise currently is manufactured or may be manufactured in the future could become subject to trade restrictions imposed by the U.S. or other foreign governments. Trade restrictions, including increased tariffs or quotas, embargoes and customs restrictions, against apparel items, as well as U.S. or foreign labor strikes, work stoppages or boycotts, could increase the cost or reduce the supply of apparel available to us and have a material adverse effect on our business, financial condition and results of operations. In addition, our merchandise supply could be impacted if our suppliers' imports become subject to existing or future duties and quotas, or if our suppliers face increased competition from other companies for production facilities, import quota capacity or shipping capacity. Any increase in the cost of our merchandise or limitation on the amount of merchandise we are able to purchase could have a material adverse effect on our financial condition and results of operations.

In addition, there is a risk that our suppliers could fail to comply with applicable regulations, which could lead to investigations by U.S. or foreign government agencies responsible for international trade compliance. Resulting penalties or enforcement actions could delay future imports or exports or otherwise negatively affect our business.

If our suppliers and manufacturers fail to use acceptable labor or other practices, our reputation may be harmed, which could negatively impact our business.

We purchase merchandise from independent third-party suppliers and manufacturers. If any of these suppliers have practices that are not legal or accepted in the U.S., consumers may develop a negative view of us, our brand image could be damaged and we could become the subject of boycotts by our customers or interest groups. Further, if the suppliers violate labor or other laws of their own country, these violations could cause disruptions or delays in their shipments of merchandise. For example, much of our merchandise is manufactured in China and Mexico, which have different labor practices than the U.S. We do not independently investigate whether our suppliers are operating in compliance with all applicable laws and therefore we rely upon the suppliers' representations set forth in our purchase orders and supplier agreements concerning the suppliers' compliance with such laws. If our goods are manufactured using illegal or unacceptable labor practices in these countries, or other countries from which our suppliers source the products we purchase, our ability to supply merchandise for our stores without interruption, our brand image and, consequently, our sales may be adversely affected.

If we lose key management personnel, our operations could be negatively impacted.

We depend upon the leadership and experience of our executive management team. If we are unable to retain existing management personnel who are critical to our success, it could result in harm to our supplier and employee relationships, the loss of key information, expertise or know-how and unanticipated recruitment and training costs. The loss of the services of any of our key management personnel could have a material adverse effect on our business and prospects, and could be viewed negatively by investors and analysts, which could cause the price of our common stock to decline. We may be unable to find qualified individuals to replace key management personnel on a timely basis, without incurring increased costs or at all. We do not intend to purchase key person life insurance covering any employee. If we lose the services of any of our key management personnel or we are unable to attract additional qualified personnel, we may be unable to successfully manage our business.

If we cannot attract, train and retain qualified employees, our business could be adversely affected.

Our success depends upon the quality of the employees we hire. We recruit people who are welcoming, friendly and service-oriented, and who often live the western lifestyle or have a genuine affinity for it. Employees in many positions must have knowledge of our merchandise and the skill necessary to excel in a customer service environment. The turnover rate in the retail industry is typically high and finding qualified candidates to fill positions may be difficult. Our planned growth will require us to hire and train even more personnel. If we cannot attract, train and retain corporate employees, district managers, store managers and store associates with the qualifications we deem necessary, our ability to effectively operate and expand may be adversely affected. In addition, we rely on temporary and seasonal personnel to staff our distribution center. We cannot guarantee that we will be able to find adequate temporary or seasonal personnel to staff our operations when needed, which may strain our existing personnel and negatively impact our operations.

The concentration of our stores and operations in certain geographic locations subjects us to regional economic conditions and natural disasters that could adversely affect our business.

Our corporate headquarters and distribution center are in a single location in Irvine, California. If we encounter any disruptions to our operations at this building or if it were to shut down for any reason, including due to fire or other natural disaster, then we may be prevented from effectively operating our stores and our e-commerce business. Furthermore, the risk of disruption or shutdown at this building is greater than it might be if it were located in another region, as southern California is prone to natural disasters such as earthquakes and wildfires. Any disruption or shutdown at this location could significantly impact our operations and have a material adverse effect on our financial condition and results of operations.

In addition, most of the 165 stores that we operated as of February 6, 2015 were concentrated in the western U.S., with 80 of those stores located in Arizona, California and Texas. The geographic concentration of our stores may expose us to economic downturns in those states where our stores are located. For example, a recession in any area where we own several stores could adversely affect our ability to generate or increase operating revenues. In addition, our stores located in North Dakota and surrounding areas are likely to be adversely impacted by the recent economic downturn affecting the oil and gas industry. Any negative impact upon or disruption to the operations of stores in these states could have a material adverse effect on our financial condition and results of operations.

We are required to make significant lease payments for our stores, corporate headquarters and distribution center, which may strain our cash flow.

We do not own any real estate. Instead, we lease all of our retail store locations as well as our corporate headquarters and distribution center. The store leases generally have a base lease term of five or 10 years, with multiple renewal periods of five years, on average, exercisable at our option. Many of our leases have early cancelation clauses which permit us to terminate the lease if certain sales thresholds are not met in certain periods of time. Our costs under these leases are a significant amount of our expenses and are growing rapidly as we expand the number of locations and the cost of leasing existing locations rises. In fiscal 2014, our total operating lease expense was $25.0 million, and we expect this amount to continue to increase as we open more stores. We are required to pay additional rent under many of our lease agreements based upon achieving certain sales thresholds for each store location. We are generally responsible for the payment of property taxes and insurance, utilities and common area maintenance fees. Many of our lease agreements also contain provisions which increase the rent payments on a set time schedule, causing the cash rent paid for a location to escalate over the term of the lease. In addition, rent costs could escalate when multi-year leases are renewed at the expiration of their lease term. These costs are significant, recurring and increasing, which places a consistent strain on our cash flow.

We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flows from operating activities, and sufficient funds are not otherwise available to us from borrowings under our new credit facility, future credit facilities or from other sources, we may be unable to service our operating lease expenses, grow our business, respond to competitive challenges or to fund our other liquidity and capital needs, which would harm our business.

Additional sites that we lease are likely to be subject to similar long-term leases. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. We may fail to identify suitable store locations, the availability of which is beyond our control, to replace such closed stores. In addition, as our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close stores in desirable locations. As of February 6, 2015, 1 and 17 of our 165 store leases will reach their termination date during the remainder of fiscal 2015 and fiscal 2016, respectively, and none of these leases contain an option to automatically extend the lease term. If we are unable to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close, our business, profitability and results of operations may be harmed.

We may be unable to maintain same store sales or net sales per square foot, which may cause our results of operations to decline.

The investing public may use same store sales or net sales per square foot projections or results, over a certain period of time, such as on a quarterly or yearly basis, as an indicator of our profitability growth. See "Same store sales". Our same store sales can vary significantly from period to period for a variety of reasons, such as the age of stores, changing economic factors, unseasonable weather, pricing, the timing of the release of new merchandise and promotional events and increased competition. These factors could cause same store sales or net sales per square foot to decline period to period or fail to grow at expected rates, which could adversely affect our results of operations and cause the price of our common stock to be volatile during such periods.

If our management information systems fail to operate or are unable to support our growth, our operations could be disrupted.

We rely upon our management information systems in almost every aspect of our daily business operations. For example, our management information systems serve an integral part in enabling us to order merchandise, process merchandise at our distribution center and retail stores, perform and track sales transactions, manage personnel, pay suppliers and employees, operate our e-commerce business and report financial and accounting information to management. In addition, we rely on our management information systems to enable us to leverage our costs as we grow. If our management information systems fail to operate or are unable to support our growth, our store operations and e-commerce business could be severely disrupted, and we could be required to make significant additional expenditures to remediate any such failure.

We rely on UPS and the United States Postal Service to deliver our e-commerce merchandise to our customers and our business could be negatively impacted by disruptions in the operations of these third-party service providers.

We rely on UPS and the United States Postal Service to deliver our e-commerce merchandise to our customers. Relying on these third-party delivery services puts us at risk from disruptions in their operations, such as employee strikes, inclement weather and their inability to meet our shipping demands. If we are forced to use other delivery services, our costs could increase and we may be unable to meet shipment deadlines. Moreover, we may be unable to obtain terms as favorable as those received from the transportation providers we currently use, which would further increase our costs. In addition, if our products are not delivered to our customers on time, our customers may cancel their orders or we may lose business from these customers in the future. These circumstances may negatively impact our financial condition and results of operations.

Use of social media may adversely impact our reputation or subject us to fines or other penalties.

There has been a substantial increase in the use of social media platforms, including blogs, social media websites and other forms of Internet-based communication, which allow individuals access to a broad audience of consumers and other interested persons. Negative commentary regarding us or the brands that we sell may be posted on social media platforms or similar devices at any time and may harm our reputation or business. Consumers value readily available information concerning retailers and their goods and services and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction. In addition, social media platforms provide users with access to such a broad audience that collective action against our stores, such as boycotts, can be more easily organized. If such actions were organized, we could suffer reputational damage as well as physical damage to our stores and merchandise.

We also use social medial platforms as marketing tools. For example, we maintain Facebook, Instagram and Twitter accounts. As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact our business, financial condition and results of operations or subject us to fines or other penalties.

Our e-commerce business subjects us to numerous risks that could have an adverse effect on our results of operations.

Our e-commerce business and its continued growth subject us to certain risks that could have an adverse effect on our results of operations, including:

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diversion of traffic from our stores;

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liability for online content;

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government regulation of the Internet; and

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risks related to the computer systems that operate our e-commerce website and related support systems, including computer viruses, electronic data theft and similar disruptions.

In addition, as we expand our e-commerce operations, we face the risk of increased losses from credit card fraud. We do not carry insurance against the risk of credit card fraud, so under current credit card practices, we may be liable for fraudulent credit card transactions even though the associated financial institution has approved payment of the orders. If we are unable to deter or control credit card fraud, or if credit card companies require more burdensome terms or refuse to accept credit card charges from us, our net income could be reduced.

A breach of our e-commerce security measures could also reduce demand for our services.

Our sales can significantly fluctuate based upon shopping seasons, which may cause our operating results to fluctuate disproportionately on a quarterly basis.

Because of a traditionally higher level of sales during the Christmas shopping season, our sales are typically higher in the third fiscal quarter than they are in the other fiscal quarters. We also incur significant additional costs and expenses during our third fiscal quarter due to increased staffing levels and higher purchase volumes. Accordingly, the results of a single fiscal quarter should not be relied on as an indication of our annual results or future performance. In addition, any factors that harm our third fiscal quarter operating results could have a disproportionate effect on our results of operations for the entire fiscal year.

We buy and stock merchandise based upon seasonal weather patterns and therefore unseasonable or extreme weather could negatively impact our sales, financial condition and results of operations.

We buy and stock merchandise for sale based upon expected seasonal weather patterns. If we encounter unseasonable weather, such as warmer winters or cooler summers than would be considered typical, these weather variations could cause some of our merchandise to be inconsistent with what consumers wish to purchase, causing our sales to decline. In addition, weather conditions affect the demand for our products, which in turn has an impact on prices. In past years, weather conditions, including unseasonably warm weather in winter months, and extreme weather conditions, including snow and ice storms, flood and wind damage, hurricanes, tornadoes, extreme rain and droughts, have affected our sales and results of operations both positively and negatively. Furthermore, extended unseasonable weather conditions in the western U.S., particularly in California, will likely have a greater impact on our sales because of our store concentration in that region. Our strategy is to remain flexible and to react to unseasonable and extreme weather conditions by adjusting our merchandise assortments and redirecting inventories to stores affected by the weather conditions. Should such a strategy not be effective, unseasonable or extreme weather may have a material adverse effect on our financial condition and results of operations.

If we fail to obtain and retain high-visibility sponsorship or endorsement arrangements with celebrities, or if the reputation of any of the celebrities that we partner with is impaired, our business may suffer.

A principal component of our marketing program is to partner with well-known country music artists and other celebrities for sponsorship and endorsement arrangements. Although we have partnered with several well-known celebrities in this manner, some of these persons may not continue their endorsements, may not continue to succeed in their fields or may engage in activities which could bring disrepute on themselves and, in turn, on us and our brand image and products. We also may not be able to attract and partner with new celebrities that may emerge in the future. Competition for endorsers is significant and adverse publicity regarding us or our industry could make it more difficult to attract and retain endorsers. Any of these failures by us or the celebrities that we partner with could adversely affect our business and revenues.

Our internal operations or management information systems could be disrupted by system security failures or by the failure of, or lack of access to, our Enterprise Resource Planning system. These disruptions could negatively impact our sales, increase our expenses, harm our reputation and cause the price of our common stock to decline.

Hackers, computer programmers and internal users may be able to penetrate our network security and create system disruptions, cause shutdowns and misappropriate our confidential information or that of our employees and third parties, including our customers. Therefore, we could incur significant expenses addressing problems created by security breaches to our network. This risk is heightened because we collect and store customer information for marketing purposes, as well as debit and credit card information. We must, and do, take precautions to secure customer information and prevent unauthorized access to our database of confidential information. However, if unauthorized parties, including external hackers or computer programmers, gain access to our database, they may be able to steal this confidential information. Our failure to secure this information could result in costly litigation, adverse publicity or regulatory action, or result in customers discontinuing the use of debit or credit cards in our stores, or customers not shopping in our stores or on our e-commerce website altogether. These consequences could have a material adverse effect on our financial condition and results of operations. In addition, sophisticated hardware and operating system software and applications that we procure from third parties may contain defects in design or manufacture that could unexpectedly interfere with our operations. The cost to alleviate security risks and defects in software and hardware and to address any problems that occur could negatively impact our sales, distribution and other critical functions, as well as our financial results.

We operate our Enterprise Resource Planning system on a software-as-a-service platform, and we use this system for integrated point-of-sale, merchandising, planning, sales audit, customer relationship management, inventory control, loss prevention, purchase order management and business intelligence. Accordingly, we depend on this system, and the third-party provider of this service, for many aspects of our operations. If this service provider or this system fails, or if we are unable to continue to have access to this system on commercially reasonable terms, or at all, our operations would be severely disrupted until an equivalent system could be identified, licensed or developed, and integrated into our operations. This disruption would have a material adverse effect on our business.

If we are unable to protect our intellectual property rights, our financial results may be negatively impacted.

Our success depends in large part on our brand image. Our name, logo, domain name and our private brands and other intellectual property are valuable assets that differentiate us from our competitors. We currently rely on a combination of copyright, trademark, trade dress and unfair competition laws to establish and protect our intellectual property rights, but the steps taken by us to protect our proprietary rights may be inadequate to prevent infringement of our trademarks and proprietary rights by others, including imitation and misappropriation of our brand. Additional obstacles may arise as we expand our product lines and geographic scope. Moreover, litigation may be necessary to protect or enforce these intellectual property rights, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows. The unauthorized use or misappropriation of our intellectual property or our failure to protect our intellectual property rights could damage our brand image and the goodwill we have created, which could cause our sales to decline.

We have not registered any of our intellectual property outside of the U.S. and cannot prohibit other companies from using our trademarks in foreign countries. Use of our trademarks in foreign countries could negatively impact our identity in the U.S. and cause our sales to decline.

We may be subject to liability if we, or our suppliers, infringe upon the intellectual property rights of third parties.

We may be subject to claims that our activities or the products that we sell infringe upon the intellectual property rights of others. Any such claims can be time consuming and costly to defend, and may divert our management's attention and resources, even if the claims are meritless. If we were to be found liable for any such infringement, we could be required to enter into costly settlements or license agreements and could be subject to injunctions preventing further infringement. Such infringement claims could harm our brand image. In addition, any payments that we are required to make and any injunction with which we are required to comply as a result of such infringement actions could adversely affect our financial results.

We purchase merchandise from suppliers that may be subject to design copyrights or design patents, or otherwise may incorporate protected intellectual property. We are not involved in the manufacture of any of the merchandise we purchase from our suppliers for sale to our customers, and we do not independently investigate whether these suppliers legally hold intellectual property rights to merchandise that they are manufacturing or distributing. As a result, we rely upon the suppliers' representations set forth in our purchase orders and supplier agreements concerning their right to sell us the products that we purchase from them. If a third party claims to have licensing rights with respect to merchandise we purchased from a supplier, or if we acquire unlicensed merchandise, we could be obligated to remove such merchandise from our stores, incur costs associated with destruction of such merchandise if the distributor or supplier is unwilling or unable to reimburse us and be subject to liability under various civil and criminal causes of action, including actions to recover unpaid royalties and other damages and injunctions. Any of these results could harm our brand image and have a material adverse effect on our business and growth.

The terms of our new credit facility may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Our new credit facility contains, and any additional debt financing we may incur would likely contain, covenants requiring us to maintain or adhere to certain financial ratios or limits and covenants that restrict our operations, which include limitations on our ability to, among other things:

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incur additional indebtedness;
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create liens on property;
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engage in mergers, consolidations and other fundamental changes;
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dispose of assets;
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make investments, loans or advances;
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make certain acquisitions;
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engage in certain transactions with affiliates;
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declare or pay dividends on, or repurchase, our stock; and
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change our lines of business or fiscal year.

Complying with these covenants could adversely affect our ability to respond to changes in our business and manage our operations. In addition, these covenants could affect our ability to invest capital in our new stores and fund capital expenditures for existing stores. Our ability to comply with these covenants and other provisions in our new credit facility and any future credit facilities or debt instruments may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments or other events beyond our control. A failure by us to comply with the financial ratios and restrictive covenants contained in our new credit facility and any future credit facilities or debt instruments could result in an event of default. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in our new credit facility and any future credit facilities or debt instruments. In addition, if we are in default, we may be unable to borrow additional amounts under any such facilities to the extent that they would otherwise be available and our ability to obtain future financing may also be impacted negatively. If the indebtedness under our new credit facility and any future credit facilities or debt instruments were to be accelerated, it would have a material adverse effect on our future financial condition.

Litigation costs and the outcome of litigation could have a material adverse effect on our business.

Our business is characterized by a high volume of customer traffic and by transactions involving a wide variety of product selections, each of which exposes us to a higher risk of consumer litigation than companies operating in other industries. From time to time we may be subject to litigation claims through the ordinary course of our business operations regarding, but not limited to, employment matters, compliance with the Americans with Disabilities Act of 1990, footwear, apparel and accessory safety standards, security of customer and employee personal information, contractual relations with suppliers, marketing and infringement of trademarks and other intellectual property rights. Litigation to defend ourselves against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows.

Union attempts to organize our employees could negatively affect our business.

Currently, none of our employees are represented by a union. However, if some or all of our workforce were to unionize and the terms of the collective bargaining agreement were significantly different from our current compensation arrangements, it could increase our costs and adversely impact our profitability.

Moreover, participation in labor unions could put us at increased risk of labor strikes and disruption of our operations. Responding to unionization attempts may distract management and our workforce. Any of these changes could adversely affect our business, financial condition, results of operations or cash flows.

Violations of or changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or change the way we do business.

We are subject to numerous regulations, including labor and employment, customs, truth-in-advertising, consumer protection, environmental and occupational safety requirements and zoning and occupancy laws and ordinances that regulate retailers generally, that govern the importation, promotion and sale of merchandise and/or that regulate the operation of stores and warehouse facilities. If these regulations were violated by our management, employees or suppliers, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties or suffer reputational harm, which could reduce demand for our merchandise and hurt our business and results of operations.

Similarly, changes in laws could make operating our business more expensive or require us to change the way we do business. For example, changes in laws related to employee health care, hours, wages, job classifications and benefits could significantly increase operating costs. In addition, changes in product safety or other consumer protection laws could lead to increased costs for certain merchandise, or additional labor costs associated with readying merchandise for sale. It may be difficult for us to foresee regulatory changes impacting our business and our actions needed to respond to changes in the law could be costly and may negatively impact our operations.

Health care reform could adversely affect our business.

The enacted Patient Protection and Affordable Care Act, as well as other health care reform legislation considered by Congress and state legislatures, could significantly impact our health care cost structure and increase our health care-related expenses. We expect that we will be required to modify our programs and operations in future fiscal years as a result of health care reform legislation. If we cannot effectively modify our programs and operations in response to the new legislation, our results of operations, financial condition and cash flows may be adversely impacted.

We may engage in strategic transactions that could negatively impact our liquidity, increase our expenses and present significant distractions to our management.

We have made strategic acquisitions in the past and may in the future consider strategic transactions and business arrangements, including, but not limited to, acquisitions, asset purchases, partnerships, joint ventures, restructurings, divestitures and investments. The success of such a transaction is based on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors relating to the respective business. Acquisitions may result in difficulties in assimilating acquired companies and may result in the diversion of our capital and our management's attention from other business issues and opportunities. We may be unable to successfully integrate operations that we acquire, including their personnel, financial systems, distribution, operations and general operating procedures. Any such transaction may require us to incur non-recurring or other charges, may increase our near and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could harm our operations and financial results.

Terrorism or civil unrest could negatively affect our business.

Terrorist attacks, threats of terrorist attacks or civil unrest involving public areas could cause people to avoid visiting some areas where our stores are located. Further, armed conflicts or acts of war throughout the world may create uncertainty, causing consumers to spend less on discretionary purchases, including on footwear, apparel and accessories, or disrupt our ability to obtain merchandise for our stores. Such decreases in consumer spending or disruptions in our ability to obtain merchandise would likely decrease our sales and materially adversely affect our financial condition and results of operations.

If our goodwill becomes impaired, we may be required to record a significant charge to earnings.

We have a significant amount of goodwill. Our goodwill balance as of December 27, 2014 of $93.1 million was generated by the initial acquisition of Boot Barn Holding Corporation and the subsequent acquisitions of RCC and Baskins. We test goodwill for impairment at least annually or more frequently if indicators of impairment exist. Goodwill is considered to be impaired when the net book value of an intangible asset exceeds its estimated fair value. No impairment losses have been recorded in the consolidated financial statements included elsewhere in this prospectus and we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions that we use to calculate long-lived asset impairment losses. However, an impairment of a significant portion of our goodwill could materially adversely affect our financial condition and results of operations.

Risks related to this offering and ownership of our common stock

The market price and trading volume of our common stock has been and may continue to be volatile, which could result in rapid and substantial losses for our stockholders, and you may lose all or part of your investment.

The market for specialty retail stocks can be highly volatile. Prior to the initial public offering of 5,000,000 shares of our common stock, there had been no public market for our stock. Shares of our common stock were sold in our initial public offering in October 2014 at a price of $16.00 per share. From October 30, 2014 to February 20, 2015, our common stock has traded as high as $25.10 and as low as $16.88. An active, liquid and orderly market for our common stock may not be sustained, which could depress the trading price of our common stock or cause it to be highly volatile or subject to wide fluctuations. The market price of our common stock has and may continue to fluctuate or may decline significantly in the future and you could lose all or part of your investment. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•
variations in our quarterly or annual financial results and operating performance and the performance of our competitors;

•
publication of research reports or recommendations by securities or industry analysts about us, our competitors or our industry, or a lack of such securities analyst coverage;

•
our failure or our competitors' failure to meet analysts' projections or guidance;

•
ratings downgrades by any securities analysts who follow our common stock;

•
our levels of same store sales;

•
sales or anticipated sales of large blocks of our common stock;

•
changes to our management team;

•
regulatory developments negatively affecting our industry;

•
changes in stock market valuations of our competitors;

•
the development and sustainability of an active trading market for our common stock;

•
the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•
the performance and successful integration of any new stores that we open or acquire;

•
actions by competitors;

•
announcements by us or our competitors of new product offerings or significant acquisitions;

•
short selling of our common stock by investors;

•
limited "public float" in the hands of a small number of persons whose sales or lack of sales of our common stock could result in positive or negative pricing pressure on the market price for our common stock;

•
fluctuations in the stock markets generally; and

•
changes in general market and economic conditions.

Further, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation, should it materialize, could result in substantial costs and divert our management's attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation. The threat or filing of class action litigation could cause the price of our common stock to decline.

We will continue to be controlled by Freeman Spogli & Co., which may prevent other stockholders from influencing corporate decisions and may result in conflicts of interest that cause the price of our common stock to decline.

Upon the completion of this offering, Freeman Spogli & Co. will control approximately 53.4% of the total voting power of our outstanding common stock, or 51.1% if the underwriters fully exercise their option to purchase additional shares of common stock in this offering. As a result, Freeman Spogli & Co. is in a position to dictate the outcome of any corporate actions requiring stockholder approval, including the election of directors and mergers, acquisitions and other significant corporate transactions. Freeman Spogli & Co. may delay or prevent a change of control from occurring, even if the change of control would benefit our stockholders. It is also possible that the interests of Freeman Spogli & Co. may in some circumstances conflict with our interests and the interests of our stockholders. This ownership concentration may adversely impact the trading of our common stock because of a perceived conflict of interest that may exist, thereby depressing the value of our common stock.

Our amended and restated certificate of incorporation contains provisions renouncing our interest and expectancy in certain corporate opportunities identified by or presented to Freeman Spogli & Co.

Freeman Spogli & Co. and its affiliates are in the business of providing capital to growing companies, and they may acquire interests in businesses that directly or indirectly compete with certain portions of our business. Our amended and restated certificate of incorporation provides that Freeman Spogli & Co. and its affiliates will not have any duty to refrain from (1) engaging, directly or indirectly, in our line of business or (2) doing business with any of our customers or suppliers. In the event that Freeman Spogli & Co. or its affiliates (other than in the capacity as one of our officers or directors) acquires knowledge of a potential business opportunity which may be a corporate opportunity for us, then Freeman Spogli & Co. does not have any duty to communicate or offer such business opportunity to us and may take any such opportunity for itself or offer it to another person. Our amended and restated certificate of incorporation also provides that Freeman Spogli & Co. and its officers, directors and employees will not be liable to us or to any of our stockholders for breach of any fiduciary or other duty by engaging in any such activity and we will waive and renounce any claim based on such activity. This provision applies even if the business opportunity is one that we might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive business opportunities are allocated by Freeman Spogli & Co. to itself or its other affiliates instead of to us. The terms of our amended and restated certificate of incorporation are more fully described in "Description of capital stock—Corporate opportunity".

After this offering, we will continue to be a "controlled company" within the meaning of the NYSE rules, and, as a result, we may continue to rely on exemptions from certain corporate governance requirements. You will not have the same protection afforded to stockholders of companies that are subject to these corporate governance requirements.

As long as Freeman Spogli & Co. continues to control more than 50% of the total voting power of our common stock, we will be considered a "controlled company" under the NYSE corporate governance listing standards. As a controlled company, we are exempt from the obligation to comply with certain NYSE corporate governance requirements, including the following:

•
that a majority of our board of directors consist of independent directors, as defined under the rules of the NYSE;

•
that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

•
that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

•
that there be an annual performance evaluation of our corporate governance and nominating committee and compensation committee.

Although we generally intend to continue to comply with these listing requirements even though we will continue to be a controlled company, we will continue to take advantage of some of these exemptions for a limited time following this offering and may take advantage of these or other exemptions in the future. Accordingly, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Future sales of our common stock by existing stockholders could cause the price of our common stock to decline.

The market price for our common stock may decline as a result of sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that such sales might occur. Upon the completion of this offering, we will have 25,709,194 shares of common stock outstanding. Each of our executive officers and directors and the selling stockholders have agreed, subject to certain exceptions, to be bound by a lock-up agreement that prevents us and them from selling or transferring shares of our common stock during the 90-day period following this offering. However, these shares will be freely tradable, subject to the limitations of Rule 144, in the public markets after the expiration of the lock-up period, which could depress the value of our common stock. Moreover, J.P. Morgan Securities LLC,

Piper Jaffray & Co. and Jefferies LLC may, in their sole discretion, release any of the shares held by our executive officers or directors or other current stockholders from the restrictions of the lock-up agreement at any time without notice, which would allow the immediate sale of these shares in the market, subject to the limitations of Rule 144. See "Underwriting".

Anti-takeover provisions in our corporate organizational documents and new credit facility and under Delaware law may delay, deter or prevent a takeover of us and the replacement or removal of our management, even if such a change of control would benefit our stockholders.

The anti-takeover provisions under Delaware law, as well as the provisions contained in our corporate organizational documents, may make an acquisition of us more difficult. For example:

•
our amended and restated certificate of incorporation includes a provision authorizing our board of directors to issue blank check preferred stock without stockholder approval, which, if issued, would increase the number of outstanding shares of our capital stock and make it more difficult for a stockholder to acquire us;

•
our amended and restated bylaws provide that director vacancies and newly created directorships can only be filled by an affirmative vote of a majority of directors then in office;

•
our amended and restated bylaws require advance notice of stockholder proposals and director nominations;

•
our amended and restated certificate of incorporation provides that our board of directors may adopt, amend, add to, modify or repeal our amended and restated bylaws without stockholder approval;

•
our amended and restated bylaws do not permit our stockholders to act by written consent without a meeting unless that action is taken with regard to a matter that has been approved by our board of directors or requires the approval only of certain classes or series of our stock;

•
our amended and restated certificate of incorporation contains a requirement that, to the fullest extent permitted by law, certain proceedings against or involving us or our directors, officers or employees must be brought exclusively in the Court of Chancery of the State of Delaware unless we consent in writing to an alternative forum;

•
our amended and restated bylaws do not permit our stockholders to call special meetings; and

•
the General Corporation Law of the State of Delaware, or the DGCL, may prevent any stockholder or group of stockholders owning at least 15% of our common stock from completing a merger or acquisition of us.

Our debt instruments also contain provisions that could have the effect of making it more difficult or less attractive for a third party to acquire control of us. Our new credit facility provides that a change of control constitutes an event of default under such credit facility and would permit the lenders to declare the indebtedness incurred thereunder to be immediately due and payable. Our future credit facilities may contain similar provisions. The need to repay all such indebtedness may deter potential third parties from acquiring us.

Under these various provisions in our amended and restated certificate of incorporation, amended and restated bylaws and new credit facility, a takeover attempt or third-party acquisition of us, including a takeover attempt that may result in a premium over the market price for shares of our common stock, could be delayed, deterred or prevented. In addition, these provisions may prevent the market price of our common stock from increasing in response to actual or rumored takeover attempts and may also prevent changes in our management. As a result, these anti-takeover and change of control provisions may limit the price that investors are willing to pay in the future for shares of our common stock.

Our failure to maintain adequate internal controls over our financial and management systems may cause errors in our financial reporting. These errors may cause a loss of investor confidence and result in a decline in the price of our common stock.

Our public company reporting obligations and our anticipated growth will likely strain our financial and management systems, internal controls and employees. In addition, pursuant to Section 404 of the Sarbanes-Oxley Act, which we refer to as Section 404, we are required to finish documenting and testing our internal controls so that our management can certify the effectiveness of our internal controls over financial reporting by the time our annual report for fiscal 2016 is due and annually thereafter.

We are currently taking the necessary steps to comply with Section 404. However, this process is time consuming and costly. If, during this process, we identify one or more material weaknesses in our internal controls, it is possible that our management may be unable to certify that our internal controls are effective by the certification deadline. We cannot be certain we will be able to successfully complete the implementation and certification requirements of Section 404 within the time period allowed.

Moreover, if we identify any material weaknesses or deficiencies that aggregate to a material weakness in our internal controls, we will have to implement appropriate changes to these controls, which may require specific compliance training for our directors, officers and employees, require the hiring of additional finance, accounting, legal and other personnel, entail substantial costs to modify our existing accounting systems and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. Effective internal controls are necessary for us to produce reliable financial reports and are important to prevent fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in us being subject to regulatory action and a loss of investor confidence in the reliability of our financial statements, both of which in turn could cause the market value of our common stock to decline and affect our ability to raise capital.

We will continue to incur significant expenses as a result of being a publicly traded company, which may negatively impact our earnings.

As a public company we incur and expect to continue to incur significant incremental legal, accounting, insurance and other expenses. Compliance with the Sarbanes-Oxley Act and the rules implemented by the SEC and the stock exchanges required changes to our corporate governance practices that did not apply to us before we became a public company. In addition, the reporting requirements of the Exchange Act require, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. Our compliance with these laws, rules and regulations has increased, and will continue to increase, our expenses, including legal and accounting costs, and has made, and will continue to make, some of our operations more costly and time consuming. In addition, it may also be more difficult for us to find and retain qualified persons to serve on our board of directors or as executive officers. Further, any additional expenses in legal, accounting, insurance and other related expenses could reduce our earnings and have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research and reports or publish inaccurate or unfavorable research and reports about our business, the price and trading volume of our common stock could decline.

The trading market for our common stock is influenced by the research and reports that securities or industry analysts publish about us or our business. If securities or industry analyst coverage of one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, the price of our common stock would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause the price of our common stock and trading volume to decline.

We do not currently intend to pay cash dividends on our common stock, which may make our common stock less desirable to investors and decrease its value.

We intend to retain all of our available funds for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock for the foreseeable future. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations and liquidity, legal requirements and restrictions that may be imposed by the terms of our new credit facility and in any future financing instruments. Therefore, you may only receive a return on your investment in our common stock if the market price increases above the price at which you purchased it, which may never occur. See "Dividend policy".

We take advantage and will continue to take advantage of the reduced disclosure requirements applicable to "emerging growth companies", which may make our common stock less attractive to investors.

The JOBS Act provides that, so long as a company qualifies as an "emerging growth company", it will, among other things:

•
be permitted to report only two years of audited financial statements and to present management's discussion and analysis of financial condition and results of operations for only those two years;

•
be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal controls over financial reporting;

•
be exempt from the "say on pay" and "say on golden parachute" advisory vote requirements of the Dodd-Frank Act;

•
be exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act; and

•
be permitted to provide a reduced level of disclosure concerning executive compensation and be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor's report on the financial statements.

If we remain an emerging growth company, we may take advantage of these exemptions. We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock. Also, as a result of our taking advantage of some or all of the reduced regulatory and reporting requirements that are available to us as long as we qualify as an emerging growth company, our financial statements may not be comparable to companies that fully comply with regulatory and reporting requirements upon the public company effective dates.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical or current fact included in this prospectus are forward-looking statements. Forward-looking statements refer to our current expectations and projections relating to, by way of example and without limitation, our financial condition, liquidity, profitability, results of operations, margins, plans, objectives, strategies, future performance, business and industry. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate", "estimate", "expect", "project", "plan", "intend", "believe", "may", "might", "will", "could", "should", "can have", "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events, but not all forward-looking statements contain these identifying words. For example, all statements we make relating to our estimated and projected earnings, revenues, costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. We believe the risks attending any forward-looking statements include, but are not limited to, those described under "Risk factors" and include, among other things:

•
declines in consumer confidence and decreases in consumer spending or changes in consumer preferences;

•
our ability to successfully open a significant number of new stores and adapt to the preferences of new geographic markets in which those stores open;

•
our ability to maintain and enhance a strong brand image;

•
our ability to attract customers in the various retail venues and geographic markets in which our stores are currently located or in which we may open stores in the future;

•
our ability to compete effectively in an environment of intense competition;

•
our ability to generate adequate cash from our existing stores to support our growth;

•
our ability to effectively adapt to our rapid expansion in recent years and our planned future expansion;

•
our ability to successfully integrate any new distribution model into our operations;

•
our dependence on third-party suppliers to provide us with sufficient quantities of merchandise at acceptable prices;

•
our ability to improve and expand our exclusive product offerings;

•
our ability to balance our private brand merchandise with third-party branded merchandise;

•
price reductions or inventory shortages resulting from failure to purchase the appropriate amount of inventory in advance of the season in which it will be sold;

•
increases in the costs of fabrics, raw materials, labor or transportation;

•
failure of our suppliers and their manufacturing sources to use acceptable labor or other practices;

•
our inability to hire or retain key executive management and other talent required for our business;

•
failure of our management information systems to support our current and growing business;

•
our reliance upon third-party transportation providers for our e-commerce merchandise shipments;

•
risks relating to our e-commerce website, such as diversion of traffic from our stores, liability for online content and government regulation of the Internet;

•
disruptions in our internal operations or management information systems due to system security failures;

•
litigation costs and the outcomes of litigation;

•
the impact of changes in or violations of laws or regulations;

•
our ability to manage strategic transactions that may impact our liquidity, increase our expenses and distract our management; and

•
the possibility that our goodwill might become impaired.

We derive many of our forward-looking statements from our current operating budgets and forecasts, which are based upon detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. For these reasons, we caution readers not to place undue reliance on these forward-looking statements.

See "Risk factors" for a more complete discussion of the risks and uncertainties mentioned above and for a discussion of other risks and uncertainties. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as well as others made in this prospectus and in our other SEC filings and public communications. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

We caution you that the risks and uncertainties identified by us may not be all of the factors that are important to you. Furthermore, the forward-looking statements included in this prospectus are made only as of the date hereof. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Use of proceeds

The selling stockholders named in this prospectus are offering 4,500,000 shares of common stock. See "Principal and selling stockholders". Accordingly, we will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including the sale of any shares by the selling stockholders if the underwriters exercise their option to purchase additional shares. We have agreed to pay the expenses of the selling stockholders related to this offering other than underwriting discounts and commissions.

Price range of our common stock

Our common stock has been listed on the NYSE under the symbol "BOOT" since October 30, 2014. Prior to that date, there was no established public trading market for our common stock. The following table sets forth the range of high and low sales price on the NYSE of our common stock for the periods indicated, as reported by the NYSE. Such quotations represent interdealer prices without retail markdown or commission, and may not necessarily represent actual transactions.

Fiscal 2015	Low	High

Third quarter (October 30, 2014 to December 27, 2014)	$16.88	$23.12
Fourth quarter (December 28, 2014 to February 20, 2015)	$17.55	$25.10

On February 20, 2015, the closing price per share of our common stock on the NYSE was $22.37. As of February 20, 2015, there were approximately 47 holders of record of our common stock. The number of holders of record is based upon the actual number of holders registered at such date and does not include holders of shares in "street name" or persons, partnerships, associates, corporations or other entities in security position listings maintained by depositories.

Dividend policy

On April 17, 2014, we paid a special pro rata cash dividend of approximately $39.9 million in the aggregate to record holders of the outstanding shares of our common stock as of the record date of April 14, 2014. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Financing activities". However, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We anticipate that we will retain all of our available funds to repay existing indebtedness and for use in the operation and expansion of our business.

Any future determination as to the payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend on our financial condition, operating results, current and anticipated cash needs, plans for expansion, legal requirements and other factors that our board of directors considers to be relevant. In addition, financial and other covenants in our new credit facility and in any credit facilities, debt instruments or other agreements that we enter into in the future may restrict our ability to pay cash dividends on our common stock. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Our new credit facility". As a result, capital appreciation, if any, of our common stock will be your sole source of gain from your purchase of our common stock for the foreseeable future.

Capitalization

The table below sets forth our cash and cash equivalents and capitalization as of December 27, 2014 (i) on an actual basis; and (ii) on an as adjusted basis to give effect to the Refinancing as described under "Prospectus summary—Recent developments".

You should read the information in this table together with "Use of proceeds", "Selected consolidated financial data" and "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements, condensed consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

	As of December 27, 2014
(in thousands)	Actual	As adjusted

	(unaudited)	(unaudited)
Cash and cash equivalents	$3,598	$3,598

Debt:
Prior revolving credit facility	32,043	—
Prior term loan facility	47,448	—
New credit facility(1)		83,324	(2)

Total debt	79,491	83,324
Stockholders' equity:
Common stock, $0.0001 par value; 100,000,000 shares authorized, 25,709,194 shares issued and outstanding,	3	3
Preferred stock, $0.0001 par value; 10,000,000 shares authorized, no shares issued or outstanding	—	—
Additional paid-in capital	126,959	126,959
Retained earnings	11,116	9,479	(3)

Total stockholders' equity	138,078	136,441

Total capitalization	$217,569	$219,765

(1)    As of February 23, 2015, $75.0 million was outstanding under the term loan portion of our new credit facility. In addition, $26.1 million was outstanding and there was $48.9 million of unused availability under the revolving portion of our new credit facility.

(2)    Consists of debt used to fund $1.5 million of interest accrued on the principal balance of, and $1.1 million of prepayment premiums incurred in connection with the refinancing of, our prior credit facilities, as well as $1.2 million of origination costs and other expenses incurred in connection with our new credit facility.

(3)    This reduction results from a $1.4 million write off of deferred loan fees and $1.1 million of prepayment premiums incurred in connection with the refinancing of our prior credit facilities, net of tax resulting from an effective tax rate of 37.9%.

Selected consolidated financial data

The following tables present our selected consolidated financial and other data as of and for the periods indicated. We have derived the selected consolidated statement of operations data for the years ended March 29, 2014 and March 30, 2013, the Successor Period and the Predecessor Period and the consolidated balance sheet data as of March 29, 2014 and March 30, 2013 from the audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the thirty-nine weeks ended December 27, 2014 and December 28, 2013 and the consolidated balance sheet data as of December 27, 2014 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements were prepared on the same basis as our audited consolidated financial statements. In our opinion, such financial statements reflect all adjustments that are of a normal and recurring nature necessary to fairly present our financial position and results of operations in all material respects as of the dates and for the periods presented. The results of operations presented in the unaudited interim condensed consolidated financial statements are not necessarily indicative of the results that may be expected for a full fiscal year or in any future period.

The consolidated statement of operations data and consolidated balance sheet data include the financial position, results of operations and cash flows of RCC and Baskins since their respective dates of acquisition in August 2012 and May 2013.

You should read the following selected consolidated financial and other data together with the sections of this prospectus titled "Use of proceeds", "Capitalization" and "Management's discussion and analysis of financial condition and results of operations" and the consolidated financial statements, condensed consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal year ended(1)		Period(1)		Thirty-nine weeks ended
(in thousands, except per share data)	March 29, 2014	March 30, 2013	(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 11, 2011	December 27, 2014	December 28, 2013

Consolidated statement of operations data:
Net sales	$345,868	$233,203	$58,267	$110,429	$299,404	$257,382
Cost of goods sold	231,796	151,357	37,313	72,129	198,605	170,827
Amortization of inventory fair value adjustment	867	9,199	9,369	—	—	867

Total cost of goods sold	232,663	160,556	46,682	72,129	198,605	171,694

Gross profit	113,205	72,647	11,585	38,300	100,799	85,688
Operating expenses:
Selling, general and administrative expenses	91,998	62,609	12,769	28,145	73,167	69,310
Acquisition-related expenses(2)	671	1,138	3,027	7,336	—	671

Total operating expenses	92,669	63,747	15,796	35,481	73,167	69,981

Income (loss) from operations	20,536	8,900	(4,211)	2,819	27,632	15,707
Interest expense, net	11,594	7,415	1,442	3,684	9,755	9,528
Other income, net	39	21	5	70	37	23

Income (loss) before income taxes	8,981	1,506	(5,648)	(795)	17,914	6,202
Income tax expense (benefit)	3,321	826	(1,047)	(135)	6,794	2,434

Net income (loss)	5,660	680	(4,601)	(660)	11,120	3,768

Net income (loss) attributed to non-controlling interest	283	34	(230)	—	4	189

Net income (loss) attributed to Boot Barn Holdings, Inc.	$5,377	$646	$(4,371)	$(660)	$11,116	$3,579

Net income (loss) per share:(3)(4)
Basic shares	$0.28	$0.03	$(0.23)	$(3.82)	$0.46	$0.19
Diluted shares	$0.28	$0.03	$(0.23)	$(3.82)	$0.45	$0.19
Weighted average shares outstanding:(4)
Basic shares	18,929	18,757	18,633	173	20,928	18,929
Diluted shares	19,175	18,757	18,633	173	21,599	19,273
Other financial data (unaudited):
EBITDA(5)	$28,704	$14,509	$(3,111)	$4,107	$34,112	$21,505
Adjusted EBITDA(5)	$40,271	$28,933	$9,785	$11,917	$37,129	$30,093
Capital expenditures	$11,400	$3,848	$698	$2,055	$9,562	$9,659
Selected store data (unaudited):
Same store sales growth	6.7%	11.9%	17.5%	17.5%	7.3%	5.9%
Stores operating at end of period	152	117	86	85	166	155
Total retail store square footage, end of period (in thousands)	1,642	1,082	814	804	1,781	1,663
Average store square footage, end of period	10,801	9,251	9,466	9,456	10,729	10,729
Average net sales per store (in thousands)(6)	$2,162	$1,861	$644	$1,210	$1,712	$1,582

(in thousands)	March 29, 2014	March 30, 2013	December 27, 2014

Consolidated balance sheet data:
Cash and cash equivalents	$1,118	$1,190	$3,598
Working capital	56,786	37,174	58,443
Total assets	291,863	224,282	317,036
Total debt	128,124	88,410	79,491
Stockholders' equity	84,575	77,624	138,078

(1)    We operate on a fiscal calendar that results in a 52- or 53-week fiscal year ending on the Saturday closest to March 31. In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. The data presented contains references to fiscal 2014, fiscal 2013, the Successor Period and the Predecessor Period, which represent our fiscal years ended March 29, 2014 and March 30, 2013, and our fiscal periods from December 12, 2011 to March 31, 2012 and from April 3, 2011 to December 11, 2011, respectively. Fiscal 2014 and fiscal 2013 were each 52-week periods, the Successor Period consisted of approximately 16 weeks and the Predecessor Period consisted of approximately 36 weeks. Same store sales growth presented for each of the Predecessor Period and the Successor Period was calculated by comparing same store sales for such period against same store sales for the corresponding period in fiscal 2011. The data includes the activities of RCC from August 2012 and Baskins from May 2013, their respective dates of acquisition.

(2)    Represents costs incurred in connection with the acquisitions of RCC and Baskins, as well as the Recapitalization.

(3)    Net income per share for the thirty-nine weeks ended December 27, 2014 reflects the deduction from net income, for purposes of determining the net income available to common stockholders, of the cash payment of $1.4 million made in April 2014 to holders of vested stock options. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Financing activities".

(4)   The indicated data, other than data for the Predecessor Period, gives effect to the 25-for-1 stock split of our common stock effected October 27, 2014.

(5)    EBITDA and Adjusted EBITDA are financial measures that are not calculated in accordance with GAAP. We define EBITDA as net income (loss) adjusted to exclude income tax expense (benefit), net interest expense and depreciation and intangible asset amortization. We define Adjusted EBITDA as EBITDA adjusted to exclude non-cash stock-based compensation, the non-cash accrual for future award redemptions, recapitalization expenses, acquisition expenses, acquisition-related integration and reorganization costs, amortization of inventory fair value adjustment, loss on disposal of assets and other unusual or non-recurring expenses. We include EBITDA and Adjusted EBITDA in this prospectus because they are important financial measures which our management, board of directors and lenders use to assess our operating performance. EBITDA and Adjusted EBITDA should not be considered in isolation or as alternatives to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Given that EBITDA and Adjusted EBITDA are measures not deemed to be in accordance with GAAP and are susceptible to varying calculations, our EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including companies in our industry, because other companies may calculate EBITDA and Adjusted EBITDA in a different manner than we calculate these measures. See "Non-GAAP financial measures" at the beginning of this prospectus. The following table presents a reconciliation of EBITDA and Adjusted EBITDA to our net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, for each of the periods indicated:

	Fiscal year ended(1)		Period(1)		Thirty-nine weeks ended
(in thousands)	March 29, 2014	March 30, 2013	(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 11, 2011	December 27, 2014	December 28, 2013

EBITDA reconciliation:
Net income (loss)	$5,660	$680	$(4,601)	$(660)	$11,120	$3,768
Income tax expense (benefit)	3,321	826	(1,047)	(135)	6,794	2,434
Interest expense, net	11,594	7,415	1,442	3,684	9,755	9,528
Depreciation and intangible asset amortization	8,129	5,588	1,095	1,218	6,443	5,775

EBITDA	28,704	14,509	(3,111)	4,107	34,112	21,505
Non-cash stock-based compensation(a)	1,291	787	99	—	1,459	889
Non-cash accrual for future award redemptions(b)	591	219	384	470	581	821
Recapitalization expenses(c)	—	—	3,027	7,336	—	—
Acquisition expenses(d)	671	1,138	—	—	—	671
Acquisition-related integration and reorganization costs(e)	6,167	2,061	—	—	—	4,536
Amortization of inventory fair value adjustment(f)	867	9,199	9,369	—	—	867
Loss on disposal of assets(g)	1,980	322	17	4	113	804
Other unusual or non-recurring expenses(h)	—	698	—	—	864	—

Adjusted EBITDA	$40,271	$28,933	$9,785	$11,917	$37,129	$30,093

(a)    Represents non-cash compensation expenses related to stock options and restricted stock awards granted to certain of our employees and directors.

(b)    Represents non-cash accrual for future award redemptions in connection with our customer loyalty program.

(c)    Represents non-capitalized costs associated with the Recapitalization.

(d)    Represents direct costs and fees related to the acquisitions of RCC and Baskins, which we acquired in August 2012 and May 2013, respectively.

(e)    Represents certain store integration, remerchandising and corporate consolidation costs incurred in connection with the integrations of RCC and Baskins, which we acquired in August 2012 and May 2013, respectively.

(f)     Represents the amortization of purchase-accounting adjustments that increased the value of inventory acquired to its fair value.

(g)    Represents loss on disposal of assets in connection with the rebranding of RCC and Baskins acquired stores and store closures, as well as other costs.

(h)    Represents professional fees and expenses incurred in connection with other acquisition activity.

(6)    Average net sales per store is calculated by dividing net sales for the applicable period by the number of stores operating at the end of the period. For the purpose of calculating net sales per store, e-commerce sales and certain other revenues are excluded from net sales.

Management's discussion and analysis of financial condition and results of operations

You should read the following discussion in conjunction with the consolidated financial statements, condensed consolidated financial statements and the accompanying notes included elsewhere in this prospectus, as well as the information presented under "Selected consolidated financial data". The statements in the following discussion and analysis regarding expectations about our future performance, liquidity and capital resources and any other non-historical statements in this discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those described under "Risk factors" and "Special note regarding forward looking statements" elsewhere in this prospectus. Our actual results could differ materially from those contained in or implied by any forward-looking statements.

Overview

We are the largest and fastest-growing lifestyle retail chain devoted to western and work-related footwear, apparel and accessories in the U.S. As of February 6, 2015, we operated 165 stores in 26 states, as well as a growing e-commerce website, www.bootbarn.com. Our stores feature a comprehensive assortment of approximately 200 brands and more than 1,500 styles on average, coupled with attentive, knowledgeable store associates. Our product offering is anchored by an extensive selection of western and work boots and is complemented by a wide assortment of coordinating apparel and accessories. Many of the items that we offer are basics or necessities for our customers' daily lives and typically represent enduring styles that are not impacted by changing fashion trends.

We strive to offer an authentic, one-stop shopping experience that fulfills the everyday lifestyle needs of our customers, and as a result, many of our customers make purchases in both the western and work wear sections of our stores. We target a broad and growing demographic, ranging from passionate western and country enthusiasts, to workers seeking dependable, high-quality footwear and clothing. Our broad geographic footprint, which comprises more than twice as many stores as our nearest direct competitor that sells primarily western and work wear, provides us with significant economies of scale, enhanced supplier relationships, the ability to recruit and retain high quality store associates and the ability to reinvest in our business at levels that we believe exceed those of our competition.

Growth strategies and outlook

We plan to continue to expand our business, increase our sales growth and profitability and enhance our competitive position by executing the following strategies:

•
expanding our store base;
•
driving same store sales growth;
•
enhancing brand awareness;
•
growing our e-commerce business; and
•
increasing profitability.

Since the founding of Boot Barn in 1978, we have grown both organically and through successful strategic acquisitions of competing chains. We have rebranded and remerchandised the acquired chains under the Boot Barn banner, resulting in sales and profit increases over their original concepts. We believe that our business model and scale provide us with competitive advantages that have contributed to our consistent and strong financial performance, generating sufficient cash flow to support national growth.

Factors affecting comparability of results of operations

Recapitalization

On December 12, 2011, we consummated a recapitalization with Freeman Spogli & Co., which we refer to as the Recapitalization, to provide liquidity for certain existing stockholders, to repay existing indebtedness and to help us achieve our long-term growth objectives by partnering with a private equity firm with expertise in assisting retail companies in executing their growth strategies. Funds affiliated with Freeman Spogli & Co. purchased shares of our common stock representing a 90.4% equity interest in our subsidiary, Boot Barn Holding Corporation. In connection with the Recapitalization, management and other investors purchased shares of our common stock and common stock of Boot Barn Holding Corporation, collectively representing a 9.6% equity interest in Boot Barn Holding Corporation. In addition, on December 12, 2011, we entered into an amended and restated revolving credit facility and term loan facility and issued $25.0 million in mezzanine notes. The purchase price associated with the Recapitalization has been allocated to assets acquired and liabilities assumed based on their fair values as of the date of the Recapitalization, which has resulted in the recognition of goodwill.

RCC Acquisition

On August 31, 2012, we acquired RCC, a western and work-related retail chain of 29 stores located in 12 states. We refer to our acquisition of RCC as the RCC Acquisition. In connection with the RCC Acquisition, we amended our revolving credit facility and our then-existing term loan facility to increase the size of both facilities. We also raised an additional $25.5 million by issuing new mezzanine notes and issued 296,725 shares of our common stock to one of our mezzanine lenders, which represented a 1.5% equity interest in Boot Barn Holding Corporation immediately following the RCC Acquisition. Upon the closing of the RCC Acquisition, we used borrowings under our revolving credit facility and our then-existing term loan facility, as well as the new mezzanine notes, to, among other things, pay the cash portion of the acquisition consideration, as well as related fees and expenses incurred in connection with the RCC Acquisition. Commencing on August 31, 2012, our consolidated financial statements and condensed consolidated financial statements include the financial position, results of operations and cash flows of RCC. The purchase price has been allocated to assets acquired and liabilities assumed based on their fair values as of the closing date of the RCC Acquisition, which has resulted in the recognition of goodwill.

Through the RCC Acquisition, we increased our store base by 33% and expanded our geographic footprint into the Midwest and Southeast. In addition, we have achieved significant benefits from the RCC Acquisition as a result of improved purchasing efficiencies from suppliers and corporate support efficiencies. All of the RCC stores have been rebranded under the Boot Barn banner.

Baskins Acquisition

As of May 25, 2013, we acquired Baskins, a western and work-related retail chain of 30 stores located in Texas and Louisiana. We refer to our acquisition of Baskins as the Baskins Acquisition. In connection with the Baskins Acquisition, we amended our revolving credit facility to increase the size of the facility to $60.0 million and entered into our term loan facility. Upon the closing of the Baskins Acquisition, we used borrowings under our revolving credit facility and our term loan facility, to, among other things, pay the cash portion of the acquisition consideration, repay our then-existing term loan facility and mezzanine notes, including prepayment penalties, and pay fees and expenses incurred in connection with the Baskins Acquisition. Commencing on May 25, 2013, our consolidated financial statements and condensed consolidated financial statements include the financial position, results of operations and cash flows of Baskins. The purchase price has been allocated to assets acquired and liabilities assumed based on their fair values as of the closing date of the Baskins Acquisition, which has resulted in the recognition of goodwill.

Through the Baskins Acquisition, we entered the attractive Texas market, which is the number one market for western boots, apparel and accessories. All of the Baskins stores have been rebranded under the Boot Barn banner and have been merchandised to be consistent with our existing stores. We have seen an increase in both sales and profitability since rebranding and remerchandising the stores acquired in the Baskins Acquisition.

Reorganization

As of June 8, 2014, WW Top Investment Corporation held all of the outstanding shares of common stock of WW Holding Corporation, which held 95.0% of the outstanding shares of common stock of Boot Barn Holding Corporation. Boot Barn Holding Corporation held all of the outstanding shares of common stock of Boot Barn, Inc., which is our primary operating subsidiary. To simplify our organizational structure, we completed a reorganization on June 9, 2014, whereby WW Holding Corporation was merged with and into WW Top Investment Corporation and then Boot Barn Holding Corporation was merged with and into WW Top Investment Corporation. As a result of this reorganization, Boot Barn, Inc. became a direct wholly owned subsidiary of WW Top Investment Corporation, and the minority stockholders that formerly held 5.0% of Boot Barn Holding Corporation became holders of 5.0% of WW Top Investment Corporation. The legal name of WW Top Investment Corporation was subsequently changed to Boot Barn Holdings, Inc.

Amendment of certificate of incorporation

On October 19, 2014, our board of directors authorized the amendment of our certificate of incorporation to increase the number of shares that we are authorized to issue to 100,000,000 shares of common stock, par value $0.0001 per share. In addition, the amendment of the certificate of incorporation authorized us to issue 10,000,000 shares of preferred stock, par value $0.0001 per share, and effect a 25-for-1 stock split of our outstanding common stock. The amendment became effective on October 27, 2014. Accordingly, all common share and per share amounts in this prospectus have been adjusted to reflect the increase in authorized shares and the 25-for-1 stock split as though it had occurred at the beginning of the initial period presented.

Initial public offering

On October 29, 2014, we commenced our initial public offering of our common stock. In addition, on October 31, 2014, the underwriters of the initial public offering exercised their option to purchase an additional 750,000 shares of common stock from us. As a result, 5,750,000 shares of common stock were issued and sold by us at a price of $16.00 per share.

How we assess the performance of our business

In assessing the performance of our business, we consider a variety of performance and financial measures. The key indicators we use to evaluate the financial condition and operating performance of our business are net sales and gross profit. In addition, we also review other important metrics, such as same store sales, new store openings, SG&A expenses, EBITDA and Adjusted EBITDA. See "Non-GAAP financial measures" at the beginning of this prospectus for our definition of EBITDA and Adjusted EBITDA and why we present EBITDA and Adjusted EBITDA, and see "Prospectus summary—Summary consolidated financial and other data" for a reconciliation of our EBITDA and Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Net sales

Net sales reflect revenue from the sale of our merchandise at retail locations, as well as sales of merchandise through our e-commerce website. We recognize revenue upon the purchase of merchandise by customers at our stores and upon delivery of the product in the case of our e-commerce website. Net sales also include shipping and handling fees for e-commerce shipments that have been delivered to the customer. Net sales are net of returns on sales during the period as well as an estimate of returns and award redemptions expected in the future stemming from current period sales. Revenue from the sale of gift cards is deferred until the gift cards are used to purchase merchandise.

Our business is moderately seasonal and as a result our revenues fluctuate from quarter to quarter. In addition, our revenues in any given quarter can be affected by a number of factors including the timing of holidays and weather patterns. The third quarter of our fiscal year, which includes the Christmas shopping season, has historically produced stronger sales and disproportionately stronger operating results than the other quarters of our fiscal year. However, we believe that our sales throughout the year are more consistent than most other specialty retail chains. As a result of the dispersion of various western events throughout the year, we rely less on Christmas results than other specialty retail chains. In addition, neither the western nor the work component of our business has been meaningfully impacted by fashion trends or seasonality historically. We believe that many of our customers are driven primarily by utility and brand, and our best-selling styles.

Same store sales

Same store sales generally consist of net sales from stores that have been open at least 13 full fiscal months as of the end of the current reporting period, which is when we believe comparability is achieved. For a complete description of the manner in which we calculate same store sales see "Same store sales" at the beginning of this prospectus.

Retail store sales, e-commerce sales, e-commerce shipping and handling revenue and actual sales returns are included in same store sales. Measuring the change in year-over-year same store sales allows us to evaluate how our store base is performing. Numerous factors affect our same store sales, including:

•
national and regional economic trends;
•
our ability to identify and respond effectively to regional consumer preferences;
•
changes in our product mix;
•
changes in pricing;
•
competition;
•
changes in the timing of promotional and advertising efforts;
•
holidays or seasonal periods; and
•
weather.

Opening new stores is an important part of our growth strategy and we anticipate that a significant percentage of our net sales in the near future will come from stores not included in our same store sales calculation. Accordingly, same store sales are only one measure we use to assess the success of our business and growth strategy. Some of our competitors and other retailers may calculate "same" or "comparable" store sales differently than we do. As a result, data in this prospectus regarding our same store sales may not be comparable to similar data made available by other retailers.

New store openings

New store openings reflect the number of stores, excluding acquired stores, that are opened during a particular reporting period. In connection with opening new stores, we incur pre-opening costs. Pre-opening costs consist of costs incurred prior to opening a new store and primarily consist of manager and other employee payroll, travel and training costs, marketing expenses, initial opening supplies and costs of transporting initial inventory and certain fixtures to store locations, as well as occupancy costs incurred from the time that we take possession of a store site to the opening of that store. Occupancy costs are included in cost of goods sold and the other pre-opening costs are included in SG&A expenses. All of these costs are expensed as incurred.

New stores often open with a period of high sales levels, which subsequently decrease to normalized sales volumes. In addition, we experience typical inefficiencies in the form of higher labor, advertising and other direct operating expenses, and as a result, store-level profit margins at our new stores are generally lower during the start-up period of operation. The number and timing of store openings has had, and is expected to continue to have, a significant impact on our results of operations. In assessing the performance of a new store, we review its actual sales against the sales that we projected that store to achieve at the time we initially approved its opening. We also review the actual number of stores opened in a fiscal year against the number of store openings that we included in our budget at the beginning of that fiscal year.

Gross profit

Gross profit is equal to our net sales less our cost of goods sold. Cost of goods sold includes the cost of merchandise, obsolescence and shrinkage provisions, store and warehouse occupancy costs (including rent, depreciation and utilities), inbound and outbound freight, supplier allowances, occupancy-related taxes, compensation costs for merchandise purchasing and warehouse personnel, and other inventory acquisition-related costs. These costs are significant and can be expected to continue to increase as we grow. The components of our reported cost of goods sold may not be comparable to those of other retail companies, including our competitors. As a result, data in this prospectus regarding our gross profit may not be comparable to similar data made available by other retailers.

Our gross profit is variable in nature and generally follows changes in net sales. We regularly analyze the components of gross profit, as well as gross profit as a percentage of net sales. Specifically, we examine the initial markup on purchases, markdowns and reserves, shrinkage, buying costs, distribution costs and occupancy costs. Any inability to obtain acceptable levels of initial markups, or a significant increase in our use of markdowns or in inventory shrinkage, or a significant increase in freight and other inventory acquisition costs could have an adverse impact on our gross profit and results of operations.

Gross profit is also impacted by shifts in the proportion of sales of our private brand products compared to third-party brand products, as well as by sales mix shifts within and between brands and between major product categories such as footwear, apparel or accessories.

Selling, general and administrative expenses

Our selling, general and administrative expenses, or SG&A expenses, are composed of labor and related expenses, other operating expenses and general and administrative expenses not included in cost of goods sold. Specifically, our SG&A expenses include the following:

•
Labor and related expenses—Labor and related expenses include all store-level salaries and hourly labor costs, including salaries, wages, benefits and performance incentives, labor taxes and other indirect labor costs.

•
Other operating expenses—Other operating expenses include all operating costs, including those for advertising, marketing campaigns, operating supplies, utilities, and repairs and maintenance, as well as credit card fees and costs of third-party services.

•
General and administrative expenses—General and administrative expenses comprise expenses associated with corporate and administrative functions that support the development and operations of our stores, including compensation and benefits, travel expenses, corporate occupancy costs, stock compensation costs, legal and professional fees, insurance and other related corporate costs.

The components of our SG&A expenses may not be comparable to those of our competitors and other retailers. We expect that our SG&A expenses will increase in future periods due to our store growth strategy and, in part, due to additional legal, accounting, insurance and other expenses that we expect to incur as a result of being a public company. In addition, we expect that compliance with the Sarbanes-Oxley Act and related rules and regulations could result in significant incremental legal, accounting and other overhead costs after we cease to be an emerging growth company.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are important financial measures used by our management, board of directors and lenders to assess our operating performance. We use EBITDA and Adjusted EBITDA as key performance measures because we believe that they facilitate operating performance comparisons from period to period by excluding potential differences primarily caused by the impact of variations from period to period in tax positions, interest expense and depreciation and amortization, as well as, in the case of Adjusted EBITDA, excluding non-cash expenses, such as stock-based compensation and the non-cash accrual for future award redemptions, and unusual or non-recurring costs and expenses that are not directly related to our operations, including recapitalization expenses, acquisition expenses, acquisition-related integration and reorganization costs, amortization of inventory fair value adjustment, loss on disposal of assets and other unusual or non-recurring expenses. Because EBITDA and Adjusted EBITDA facilitate internal comparisons of our historical operating performance on a more consistent basis, we also use EBITDA and Adjusted EBITDA (or some variations thereof) for business planning purposes, in calculating covenant compliance for our credit facilities, in determining incentive compensation for members of our management and in evaluating acquisition opportunities. In addition, we believe that EBITDA and Adjusted EBITDA and similar measures are widely used by investors, securities analysts, ratings agencies and other parties in evaluating companies in our industry as a measure of financial performance and debt-service capabilities.

Results of operations

We operate on a fiscal calendar which results in a 52- or 53-week fiscal year ending on the Saturday closest to March 31. In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. For ease of reference, we identify our fiscal years by reference to the calendar year in which the fiscal year ends.

The following table summarizes key components of our results of operations for the periods indicated, both in dollars and as a percentage of our net sales. The following discussion contains references to fiscal 2014, fiscal 2013, the Successor Period and the Predecessor Period, which represent our fiscal years ended March 29, 2014 and March 30, 2013, and our fiscal periods from December 12, 2011 to March 31, 2012 and from April 3, 2011 to December 11, 2011, respectively. Fiscal 2014 and fiscal 2013 were each 52-week periods, the Successor Period consisted of approximately 16 weeks and the Predecessor Period consisted of approximately 36 weeks. The data include the activities of RCC from August 2012 and Baskins from May 2013, their respective dates of acquisition.

	Fiscal year ended		Period				Thirty-nine weeks ended
(in thousands)	March 29, 2014	March 30, 2013	(Successor) December 12, 2011 to March 31, 2012		(Predecessor) April 3, 2011 to December 11, 2011		December 27, 2014	December 28, 2013

Consolidated statements of operations data:
Net sales	$345,868	$233,203	$58,267		$110,429		$299,404	$257,382
Cost of goods sold	231,796	151,357	37,313		72,129		198,605	170,827
Amortization of inventory fair value adjustment	867	9,199	9,369		—		—	867

Total cost of goods sold	232,663	160,556	46,682		72,129		198,605	171,694

Gross profit	113,205	72,647	11,585		38,300		100,799	85,688
Operating expenses:
Selling, general and administrative expenses	91,998	62,609	12,769		28,145		73,167	69,310
Acquisition-related expenses	671	1,138	3,027		7,336		—	671

Total operating expenses	92,669	63,747	15,796		35,481		73,167	69,981

Income (loss) from operations	20,536	8,900	(4,211)		2,819		27,632	15,707
Interest expense, net	11,594	7,415	1,442		3,684		9,755	9,528
Other income, net	39	21	5		70		37	23

Income (loss) before income taxes	8,981	1,506	(5,648)		(795)		17,914	6,202
Income tax expense (benefit)	3,321	826	(1,047)		(135)		6,794	2,434

Net income (loss)	5,660	680	(4,601)		(660)		11,120	3,768

Percentage of net sales:
Net sales	100.0%	100.0%	100.0%		100.0%		100.0%	100.0%
Cost of goods sold	67.0%	64.9%	64.0%		65.3%		66.3%	66.4%
Amortization of inventory fair value adjustment	0.3%	3.9%	16.1%		—		—	0.3%

Total cost of goods sold	67.3%	68.8%	80.1%		65.3%		66.3%	66.7%

Gross profit	32.7%	31.2%	19.9%		34.7%		33.7%	33.3%
Operating expenses:
Selling, general and administrative expenses	26.6%	26.8%	21.9%		25.5%		24.4%	26.9%
Acquisition-related expenses	0.2%	0.5%	5.2%		6.6%		—	0.3%

Total operating expenses	26.8%	27.3%	27.1%		32.1%		24.4%	27.2%

Income (loss) from operations	5.9%	3.8%	(7.2%	)	2.6%		9.2%	6.1%
Interest expense, net	3.4%	3.2%	2.5%		3.3%		3.3%	3.7%
Other expense (income), net	—	—	—		0.1%		—	—

Income (loss) before income taxes	2.6%	0.6%	(9.7%	)	(0.7%	)	6.0%	2.4%
Income tax expense (benefit)	1.0%	0.4%	(1.8%	)	(0.1%	)	2.3%	0.9%

Net income (loss)	1.6%	0.3%	(7.9%	)	(0.6%	)	3.7%	1.5%

Thirty-nine weeks ended December 27, 2014 compared to thirty-nine weeks ended December 28, 2013

Net sales.    Net sales increased $42.0 million, or 16.3%, to $299.4 million for the thirty-nine weeks ended December 27, 2014 from $257.4 million for the thirty-nine weeks ended December 28, 2013. The increase in net sales was due to an increase in same store sales of $18.9 million, or 7.3%, and partially due to contributions from 14 new stores opened between the end of the fourth quarter of fiscal 2014 and the third quarter of fiscal 2015. Net sales also increased as a result of operating the Baskins stores for the entire thirty-nine week period this year compared to thirty-one weeks in the prior year. The increase in same store sales was driven by an increase in transactions and a higher mix of boots and work-related merchandise.

Gross profit.    Gross profit increased $15.1 million, or 17.6%, to $100.8 million for the thirty-nine weeks ended December 27, 2014 from $85.7 million for the thirty-nine weeks ended December 28, 2013. As a percentage of net sales, gross profit was 33.7% and 33.3% for the thirty-nine weeks ended December 27, 2014 and December 28, 2013, respectively. The increase in gross profit as a percentage of net sales was due to increases in merchandise margin resulting from a mix shift towards higher margin footwear and private brand products and the benefits of remerchandising the Baskins stores in fiscal 2013, partially offset by increases in store occupancy costs and depreciation, increases in procurement and warehouse distribution costs and the elimination of non-recurring expenses in the prior year period. The thirty-nine weeks ended December 28, 2013 includes adjustments of $0.9 million related to amortization of the inventory fair value adjustment and $1.2 million related to remerchandising the Baskins stores.

Selling, general and administrative expenses.    SG&A expenses increased $3.9 million, or 5.6%, to $73.2 million for the thirty-nine weeks ended December 27, 2014 from $69.3 million for the thirty-nine weeks ended December 28, 2013. As a percentage of net sales, SG&A was 24.4% and 26.9% for the thirty-nine weeks ended December 27, 2014 and December 28, 2013, respectively. Labor and related expenses, operating expenses and general and administrative expenses all increased as a result of additional investment in our corporate organization to support our planned growth, as well as the addition of 14 new stores between the fourth quarter of fiscal 2014 and the third quarter of fiscal 2015. In addition, during the thirty-nine weeks ended December 27, 2014, SG&A included $0.9 million of non-recurring expenses related to a potential acquisition that we chose not to pursue. SG&A as a percentage of net sales decreased partially due to $3.4 million of integration-related expenses from the Baskins acquisition during the thirty-nine weeks ended December 28, 2013.

Acquisition-related expenses.    Acquisition-related expenses for the thirty-nine weeks ended December 28, 2013 were $0.7 million, which related to the Baskins Acquisition. There were no acquisition-related expenses during the thirty-nine weeks ended December 27, 2014.

Income from operations.    Income from operations increased $11.9 million, or 75.9%, to $27.6 million for the thirty-nine weeks ended December 27, 2014 from $15.7 million for the thirty-nine weeks ended December 28, 2013. As a percentage of net sales, income from operations was 9.2% and 6.1% for the thirty-nine weeks ended December 27, 2014 and December 28, 2013, respectively. The increase in income from operations was attributable to the factors noted above.

Interest expense, net.    Interest expense, net increased $0.2 million, or 2.4%, to $9.8 million for the thirty-nine weeks ended December 27, 2014 from $9.5 million for the thirty-nine weeks ended December 28, 2013. The increase in interest expense, net was due to increased borrowings on our prior term loan facility and our prior revolving credit facility in the first quarter of fiscal 2015, which was primarily used to pay the $41.3 million of dividends and payments in respect of vested options during the first quarter of fiscal 2015. The increase in interest expense during the first two quarters of fiscal 2015 was partially offset by lower interest expense in the third quarter of fiscal 2015 resulting from the pay down of our prior term loan facility using the proceeds from our initial public offering. In connection with the pay down of our prior term loan facility during the third quarter of fiscal 2015, we also incurred pre-payment penalties and wrote off of deferred loan costs totaling $2.3 million, which was recorded to interest expense.

Income tax expense.    Income tax expense increased $4.4 million, or 179.1%, to $6.8 million for the thirty-nine weeks ended December 27, 2014 from $2.4 million for the thirty-nine weeks ended December 28, 2013. Our effective tax rate was 37.9% and 39.2% for the thirty-nine weeks ended December 27, 2014 and December 28, 2013, respectively. The lower effective tax rate for the thirty-nine weeks ended December 27, 2014 compared to the thirty-nine weeks ended December 28, 2013 was due to discrete items recognized in the first and third quarters of fiscal 2015 relating to prior year true-up adjustments to income taxes payable and deferred tax assets and liabilities.

Net income.    Net income increased $7.4 million, or 195.1%, to $11.1 million for the thirty-nine weeks ended December 27, 2014 from $3.8 million for the thirty-nine weeks ended December 28, 2013. The increase in net income was attributable to the factors noted above.

Adjusted EBITDA.    Adjusted EBITDA increased $7.0 million, or 23.4%, to $37.1 million for the thirty-nine weeks ended December 27, 2014 from $30.1 million for the thirty-nine weeks ended December 28, 2013. The increase was primarily due to net income of $11.1 million for the thirty-nine weeks ended December 27, 2014 compared to a net income of $3.8 million for the thirty-nine weeks ended December 28, 2013, as well as increases in income tax expense of $4.4 million, interest expense of $0.2 million, depreciation and intangible asset amortization of $0.7 million and stock-based compensation expense of $0.6 million. We also incurred $0.9 million of non-recurring expenses during the thirty-nine weeks ended December 27, 2014 related to a potential acquisition that we chose not to pursue. These increases were offset by acquisition and acquisition-related expenses totaling $5.2 million and amortization of the inventory fair value adjustment of $0.9 million during the thirty-nine weeks ended December 28, 2013, while no such expenses were incurred during the thirty-nine weeks ended December 27, 2014. In addition, there were decreases in the non-cash accrual for future award redemptions under our customer loyalty program of $0.2 million and loss on disposal of fixed assets of $0.7 million for thirty-nine weeks ended December 27, 2014 compared to the thirty-nine weeks ended December 28, 2013.

Fiscal 2014 compared to fiscal 2013

Net sales.    Net sales in fiscal 2014 increased by $112.7 million, or 48.3%, to $345.9 million compared to $233.2 million in fiscal 2013. The increase in net sales was partially due to an increase in same store sales of $19.7 million, or 6.7%, during fiscal 2014 and partially due to contributions from nine new store openings during fiscal 2014. Same store sales in fiscal 2014 included $63.4 million in net sales realized from the 30 stores that we acquired in the Baskins Acquisition during the ten full fiscal months in fiscal 2014 in which we owned those stores, but only to the extent that those stores had been opened for 13 full fiscal months. The percentage increase in same store sales was lower in fiscal 2014 than in previous years because of the high growth in same store sales in prior fiscal years and maturation of our store base. We closed four stores in fiscal 2014. Three of those stores were acquired in the RCC Acquisition and were consolidated into one new store located in the same market. The fourth store reached the end of its lease and was consolidated into a store operating in the same market. On an as adjusted basis, giving effect to the net sales of Baskins and RCC in each period as though those entities were acquired on the first day of such period, net sales in fiscal 2014 increased $41.4 million, or 13.2%, to $354.2 million compared to $312.8 million in fiscal 2013 (see Note 3 to the consolidated financial statements included elsewhere in this prospectus).

Gross profit.    Gross profit increased by $40.6 million, or 55.9%, to $113.2 million in fiscal 2014 from $72.6 million in fiscal 2013. The increase in gross profit was primarily the result of increased overall net sales, increased sales of higher margin merchandise including our private brands, and a decrease in the amortization of acquisition-related inventory fair value adjustments, which are recorded in cost of goods sold. The stores acquired in the Baskins Acquisition contributed $16.4 million of gross profit in fiscal 2014. Amortization of acquisition-related inventory fair value adjustments recorded in cost of goods sold was $0.9 million in fiscal 2014 compared to $9.2 million in fiscal 2013. Gross profit as a percentage of net sales increased to 32.7% in fiscal 2014 from 31.2% in fiscal 2013. However, gross profit as a percentage of net sales, exclusive of amortization of acquisition related inventory fair value, decreased 2.0% from fiscal 2013. The decrease was largely driven by larger markdowns and liquidation of inventory acquired in the Baskins Acquisition. The larger markdowns reduced gross profit by $0.9 million and a reserve for the liquidation of remaining unsold acquired inventory as of March 29, 2014 reduced gross profit by $1.4 million. The unsold acquired inventory was subsequently sold to a broker in April 2014. These events are directly related to the Baskins Acquisition and the remerchandising of the Baskins stores and are non-recurring. The impact to gross profit in fiscal 2013 related to the acquired inventory in the RCC Acquisition was immaterial.

Selling, general and administrative expenses.    SG&A expenses increased by $29.4 million, or 47.0%, to $92.0 million in fiscal 2014 from $62.6 million in fiscal 2013. As a percentage of net sales, SG&A expenses were 26.6% for fiscal 2014 compared to 26.8% for fiscal 2013. Labor and related expenses, operating expenses and general and administrative expenses all increased as a result of the Baskins Acquisition and the related integration of the Baskins stores, the cost to consolidate the corporate offices as well as the net addition of five new stores during the fiscal year. During fiscal 2014, we invested in our corporate organization to support the larger number of stores. In addition, we incurred one-time expenses associated with the closure of Baskins' corporate headquarters, the termination of certain contracts, severance and retention payments, and fees and expenses to integrate the Baskins' store operations under our management. The total cost associated with these additional one-time expenses was $3.5 million. Additionally, the Baskins Acquisition agreement included an earn out provision. The fair value of the earn-out as of the acquisition date was $1.7 million. Subsequent to the acquisition date the fair value of the earn out increased $0.4 million. This non-recurring expense is included in SG&A expenses in fiscal 2014. As a result of these actions, we expect to realize ongoing efficiencies from the consolidation of the Baskins operations that may reduce some future SG&A expenses.

Acquisition-related expenses.    Acquisition-related expenses in fiscal 2014 were $0.7 million compared to $1.1 million in fiscal 2013. We completed the Baskins Acquisition and RCC Acquisition in May 2013 and August 2012, respectively. Costs associated with these acquisitions have been reflected in their respective fiscal years.

Income (loss) from operations.    Income from operations increased by $11.6 million, or 130.3%, to $20.5 million in fiscal 2014 from $8.9 million in fiscal 2013. As a percentage of net sales, income from operations was 5.9% and 3.8% during fiscal 2014 and 2013, respectively. The change in income from operations was attributable to the factors noted above.

Interest expense.    Interest expense increased by $4.2 million, or 56.8%, to $11.6 million in fiscal 2014 from $7.4 million in fiscal 2013. The increase in interest expense was primarily a result of the additional debt incurred in connection with the RCC Acquisition and the Baskins Acquisition, which was partially offset by more favorable borrowing rates on our prior credit facilities. Also included in interest expense are deferred loan costs that were expensed at the time of the refinancing of our debt in fiscal 2014.

Income tax expense (benefit).    Income tax expense was $3.3 million in fiscal 2014 compared to $0.8 million in fiscal 2013. The increase in our income tax expense was due primarily to an increase in our income before taxes to $9.0 million in fiscal year 2014 from $1.5 million in fiscal 2013. Our effective tax rate was 37.0% in fiscal 2014, compared to 54.8% in fiscal 2013. The high effective tax rate in fiscal 2013 was mainly due to acquisition costs.

Net income (loss).    Net income increased to $5.7 million in fiscal 2014 from a net income of $0.7 million in fiscal 2013. The change in net income was attributable to the factors noted above.

Adjusted EBITDA.    Adjusted EBITDA increased by $11.3 million, or 39.2%, to $40.3 million in fiscal 2014 from $28.9 million in fiscal 2013. This increase was primarily due to the increase in net income noted above, together with increases in the following non-cash expenses, which are added to net income to arrive at Adjusted EBITDA: increased income tax expense and additional interest expense, as discussed above, plus additional depreciation and amortization expense resulting from the RCC Acquisition and Baskins Acquisition and the net addition of five new stores, additional acquisition-related integration and reorganization costs for the Baskins Acquisition, and additional loss on disposal of assets in connection with the rebranding of RCC and Baskins acquired stores. These increases in non-cash expenses were offset in part by a reduction in the amortization of inventory fair value adjustment. See "Prospectus summary—Summary consolidated financial and other data" for a discussion and reconciliation of Adjusted EBITDA to net income.

Fiscal 2013

Net sales.    Net sales in fiscal 2013 were $233.2 million. Same store sales increased $22.9 million, or 11.9%, during fiscal 2013, and there were additional sales due to the opening of four new stores during fiscal 2013. Net sales in fiscal 2013 included $35.5 million in net sales realized from the 29 stores that we acquired in the RCC Acquisition during the seven full months in fiscal 2013 in which we owned those stores. We closed two stores in fiscal 2013, one of which was acquired in the RCC Acquisition. Both stores reached the end of their respective leases and were consolidated with other stores operating in the same markets. On an as adjusted basis, giving effect to the net sales of Baskins and RCC in each period as though those entities were acquired on the first day of such period, net sales in fiscal 2013 were $312.8 million (see Note 3 to the consolidated financial statements included elsewhere in this prospectus).

Gross profit.    Gross profit in fiscal 2013 was $72.6 million. The stores acquired in the RCC Acquisition contributed $12.1 million of gross profit in fiscal 2013. Amortization of acquisition-related inventory fair value adjustments recorded in cost of goods sold was $9.2 million in fiscal 2013. Gross profit as a percentage of net sales was 31.2% in fiscal 2013.

Selling, general and administrative expenses.    SG&A expenses in fiscal 2013 were $62.6 million. As a percentage of net sales, SG&A expenses were 26.8%. Labor and related expenses, operating expenses and general and administrative expenses all include expenses resulting from the RCC Acquisition and the related integration of the RCC stores and consolidation of corporate offices, as well as the net addition of two new stores during the fiscal year. During fiscal 2013, we invested in our corporate organization to support the operations of the stores acquired in the RCC Acquisition. In addition, we incurred one-time expenses associated with the closure of RCC's corporate headquarters, the termination of certain contracts, severance and retention payments, and fees and expenses to integrate the RCC store operations under our management. The total costs associated with these additional one-time expenses related to the RCC Acquisition were $2.1 million. In addition, we incurred $0.7 million in professional fees and expenses related to other acquisition activity.

Acquisition-related expenses.    Acquisition-related expenses in fiscal 2013 were $1.1 million. We completed the RCC Acquisition in August 2012. As a result, costs associated with the RCC Acquisition have been reflected in fiscal 2013.

Income (loss) from operations.    Income from operations in fiscal 2013 was $8.9 million. As a percentage of net sales, income from operations was 3.8% in fiscal 2013.

Interest expense, net.    Interest expense in fiscal 2013 was $7.4 million. We incurred additional debt in connection with the RCC Acquisition during fiscal 2013. Included in interest expense are deferred loan costs that were expensed at the time of the refinancing of our debt in fiscal 2013.

Income tax expense (benefit).    Income tax expense was $0.8 million in fiscal 2013. Our effective tax rate was 54.8% in fiscal 2013. The high effective tax rate was primarily due to costs related to the RCC Acquisition.

Net income (loss).    Net income in fiscal 2013 was $0.7 million.

Adjusted EBITDA.    Adjusted EBITDA in fiscal 2013 was $28.9 million, and was primarily impacted by $3.2 million of RCC Acquisition expenses in fiscal 2013 and $9.2 million of amortization of the inventory fair value adjustment resulting from the Recapitalization. See "Prospectus Summary—Summary consolidated financial and other data" for a discussion and reconciliation of Adjusted EBITDA to net income.

December 12, 2011 to March 31, 2012 (Successor Period)

Net sales.    Net sales were $58.3 million during the Successor Period. Same stores sales increased $8.5 million, or 17.5%, during the Successor Period as compared to the corresponding period in fiscal 2011, and there were additional sales due to the opening of one new store during the Successor Period.

Gross profit.    Gross profit was $11.6 million during the Successor Period. Amortization of acquisition-related inventory fair value adjustments recorded in cost of goods sold relating to the Recapitalization was $9.4 million during the Successor Period. Gross profit as a percentage of net sales was 19.9% during the Successor Period, which was low primarily due to the aforementioned amortization of the inventory fair value adjustment.

Selling, general and administrative expenses.    SG&A expenses were $12.8 million in the Successor Period. As a percentage of net sales, SG&A expenses were 21.9%, which was low primarily due to the Successor Period including the Christmas shopping season.

Acquisition-related expenses.    Acquisition-related expenses were $3.0 million during the Successor Period. These costs were related to the Recapitalization on December 12, 2011.

Income (loss) from operations.    Loss from operations was $4.2 million during the Successor Period. As a percentage of net sales, loss from operations was 7.2% during the Successor Period.

Interest expense, net.    Interest expense was $1.4 million during the Successor Period. We incurred additional debt in connection with the Recapitalization on December 12, 2011.

Income tax expense (benefit).    Income tax benefit was $1.0 million during the Successor Period. Our effective tax rate was 18.5% during the Successor Period. The lower effective tax rate was primarily due to acquisitions costs relating to the Recapitalization that were incurred during the period.

Net income (loss).    Net loss was $4.6 million during the Successor Period.

Adjusted EBITDA.    Adjusted EBITDA was $9.8 million during the Successor Period. Adjusted EBITDA was primarily impacted by $3.0 million of Recapitalization expenses and $9.4 million of amortization of the inventory fair value adjustment during the period. See "Prospectus Summary—Summary consolidated financial and other data" for a discussion and reconciliation of Adjusted EBITDA to net income.

April 3, 2011 to December 11, 2011 (Predecessor Period)

Net sales.    Net sales were $110.4 million during the Predecessor Period. Same stores sales increased $15.4 million, or 17.5%, during the Predecessor Period as compared to the corresponding period in fiscal 2011, and there were additional sales due to the opening of four new stores during the Predecessor Period.

Gross profit.    Gross profit was $38.3 million during the Predecessor Period. Gross profit as a percentage of net sales was 34.7% during the Predecessor Period.

Selling, general and administrative expenses.    SG&A expenses were $28.1 million in the Predecessor Period. As a percentage of net sales, SG&A expenses were 25.5%.

Acquisition-related expenses.    Acquisition-related expenses were $7.3 million during the Predecessor Period. These costs primarily related to the Recapitalization on December 12, 2011.

Income (loss) from operations.    Income from operations was $2.8 million during the Predecessor Period. As a percentage of net sales, income from operations was 2.6% during the Predecessor Period.

Interest expense, net.    Interest expense was $3.7 million during the Predecessor Period.

Income tax expense (benefit).    Income tax benefit was $0.1 million during the Predecessor Period. Our effective tax rate was 17.0% during the Predecessor Period. The lower effective tax rate was primarily due to acquisition costs relating to the Recapitalization that were incurred during the period.

Net income (loss).    Net loss was $0.7 million during the Predecessor Period.

Adjusted EBITDA.    Adjusted EBITDA was $11.9 million during the Predecessor Period. Adjusted EBITDA was primarily impacted by $7.3 million of Recapitalization expenses incurred during the period. See "Prospectus Summary—Summary consolidated financial and other data" for a discussion and reconciliation of Adjusted EBITDA to net income.

Quarterly financial data

The following table sets forth selected unaudited quarterly statements of operations and other data for each of our most recent eleven fiscal quarters. The unaudited quarterly information has been prepared on a basis consistent with the audited financial statements included elsewhere herein. In our opinion, such financial statements reflect all adjustments that are of a normal and recurring nature necessary to fairly present our results of operations in all material respects for the periods presented.

In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Each quarter ends on the last Saturday of the 13- week period (or the 14-week period in a 53-week fiscal year). Fiscal 2015, fiscal 2014 and fiscal 2013 are all 52-week periods.

This information should be read in conjunction with our consolidated financial statements, condensed consolidated financial statements and accompanying notes included elsewhere in this prospectus. The operating results for any fiscal quarter are not indicative of the operating results for a full fiscal year or for any future period and there can be no assurance that any trend reflected in such results will continue in the future.

	Fiscal 2015			Fiscal 2014						Fiscal 2013
(in thousands, except selected store data)	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter		First quarter		Fourth quarter		Third quarter	Second quarter		First quarter

Net sales	130,523	86,384	$82,497	$88,486	$115,438	$77,370		$64,574		$58,329		$83,895	$49,020		$41,959
Gross profit	46,156	27,753	26,890	27,517	39,676	23,729		22,283		19,742		28,211	15,903		8,791
Income (loss) from operations	17,857	4,382	5,393	4,829	13,072	(132)		2,767		2,409		8,068	868		(2,445)
Net income (loss)	8,763	944	1,413	1,892	6,673	(1,460)		(1,445)		(131)		3,501	(439)		(2,251)
Percentage of annual results:
Net sales				25.6%	33.4%	22.4%		18.7%		25.0%		36.0%	21.0%		18.0%
Gross profit				24.3%	35.0%	21.0%		19.7%		27.2%		38.8%	21.9%		12.1%
Income (loss) from operations				23.5%	63.7%	(0.6%	)	13.5%		27.1%		90.7%	9.8%		(27.5%	)
Net income (loss)				33.4%	117.9%	(25.8%	)	(25.5%	)	(19.3%	)	514.9%	(64.6%	)	(331.0%	)
Percentage of net sales:
Gross profit	35.4%	32.1%	32.6%	31.1%	34.4%	30.7%		34.5%		33.8%		33.6%	32.4%		21.0%
Income (loss) from operations	13.7%	5.1%	6.5%	5.5%	11.3%	(0.2%	)	4.3%		4.1%		9.6%	1.8%		(5.8%	)
Net income (loss)	6.7%	1.1%	1.7%	2.1%	5.8%	(1.9%	)	(2.2%	)	(0.2%	)	4.2%	(0.9%	)	(5.4%	)
Selected store data:
Stores operating at end of quarter	166	158	155	152	155	151		149		117		116	116		87
Same store sales growth	7.2%	7.3%	7.7%	8.9%	3.8%	7.1%		8.2%		7.5%		10.7%	14.3%		17.8%

Liquidity and capital resources

We rely on cash flows from operating activities and our credit facilities as our primary sources of liquidity. Our primary cash needs have been for inventories, operating expenses, capital expenditures associated with opening new stores and remodeling or refurbishing existing stores, improvements to our distribution facilities, marketing and information technology expenditures, debt service and taxes. We have also used cash for acquisitions, the subsequent rebranding and integration of the stores acquired in those acquisitions and costs to consolidate the corporate offices. In addition to cash and cash equivalents, the most significant components of our working capital are accounts receivable, inventories, accounts payable and accrued expenses and other current liabilities. We believe that cash flows from operating activities and the availability of cash under our new credit facility or other financing arrangements will be sufficient to cover working capital requirements, anticipated capital expenditures and other anticipated cash needs for at least the next 12 months.

Our liquidity is moderately seasonal. Our cash requirements generally increase in our third fiscal quarter as we incur additional marketing expenses and increase our inventory in advance of the Christmas shopping season. Our cash flows from operations increased in fiscal 2014 as a result of efficiencies realized upon our integration of the operations of stores that we acquired in the RCC Acquisition and the Baskins Acquisition, and from an increase in our private brand products as a percentage of our overall product mix, which has incrementally increased our margins, in addition to our general growth.

Although we did not have any material capital expenditure commitments as of the end of fiscal 2014, we are planning to open new stores, remodel and refurbish our existing stores at a greater rate than we have typically done in the past, and make improvements to our information technology infrastructure, which will result in increased capital expenditures. We estimate that our capital expenditures in fiscal 2015 will be between approximately $14.0 million and $15.0 million (of which $9.6 million has been spent through December 27, 2014), and we anticipate that we will use cash flows from operations to fund these expenditures.

Our prior credit facilities

As of December 27, 2014, the terms of our prior revolving credit facility were set forth in the prior revolving credit agreement, as amended, and the terms of our prior term loan facility were set forth in the prior term loan agreement, as amended. Our primary operating subsidiary, Boot Barn, Inc., was the borrower under our prior credit facilities.

Our prior revolving credit agreement provided for a $70.0 million revolving credit facility, including a $5.0 million sub-limit for letters of credit. Subject to certain terms and conditions, PNC Bank, N.A. was committed to increase the facility by an additional $10.0 million at our request. Borrowings under the prior revolving credit agreement were subject to a borrowing base tied to specified percentages of eligible inventory and credit card receivables. Interest on borrowings was payable, at our election, at a rate based on an alternative base rate (the rate equal to the highest of (1) PNC's publicly announced commercial lending rate, (2) the daily federal funds open rate plus 0.50% or (3) the LIBOR rate for a period of one month plus 1.00%) or LIBOR (for one, two, three or six month periods at our election), plus applicable margins of 0.75% or 1.00% for alternative base rate loans and 1.75% or 2.00% for LIBOR advances, in each case determined by reference to availability under the borrowing base formula. In addition, we paid a commitment fee on the unused portion of the prior revolving credit facility equal to (1) 0.375% if our average utilization of the prior revolving facility over the preceding calendar quarter was equal to or less than 60% of borrowing base availability or (2) 0.25% if average utilization exceeded 60% of borrowing base availability. The prior revolving credit agreement was to mature on May 31, 2018. As of December 27, 2014, a total of $32.0 million was outstanding under the prior revolving credit agreement and there was $38.0 million of unused availability under the borrowing base formula. Our average outstanding borrowings during the thirty-nine weeks ended December 27, 2014 were $48.1 million.

Our prior term loan agreement provided for a $130.0 million term loan that was to mature on May 31, 2019, and bore interest, at our election, at a base rate (the rate equal to the greater of (1) the higher of the "prime rate" as published by the Wall Street Journal or the overnight Federal Funds Rate plus 0.50% and (2) the one month LIBOR rate (but not less than 1.25%) plus 1.00% or at LIBOR for a period of one, two, three, six or, if available to all lenders, nine or 12 months, at our election (with a floor of 1.25%), plus applicable margins of 4.75% for base rate advances and 5.75% for LIBOR advances. The prior term loan agreement required principal payments of $0.3 million per fiscal quarter, with the remaining balance due at maturity, as well as certain mandatory prepayments at the lender's discretion, including a specified portion of annual "excess cash flow", as defined in the prior term loan agreement.

The prior revolving credit agreement and the prior term loan agreement were amended in April 2014 to, among other things, permit the payment of a dividend to our stockholders in that month and to increase the amount of borrowings permitted under each of those agreements. An additional $30.8 million provided under the amendment to the prior term loan agreement was used to fund a portion of the dividend paid to our stockholders in the first quarter of fiscal 2015.

On November 5, 2014, we entered into amendments to the prior revolving credit facility and the prior term loan agreement. These amendments each (a) permited certain add-backs to "EBITDA", as defined in each of the prior revolving credit facility and the prior term loan agreement, relating to expenses incurred in connection with our initial public offering of our common stock and the preparation of the amendments, (b) revised the "Change of Control" definition and the covenant restricting certain equity issuances to be more customary for a publicly traded company, (c) deleted the equity cure provisions and (d) changed the financial statement deliverable requirements, and timing, to align with the SEC disclosure requirements. In addition, the amendment to the prior term loan agreement reduced the applicable LIBOR Floor to 1.00% and deleted board observation rights of the lenders in the prior term loan agreement.

On November 5, 2014, we used the net proceeds from our initial public offering to repay $81.9 million of the prior term loan's principal balance. Amounts repaid were no longer available for future borrowings under the prior term loan agreement. As of December 27, 2014, the outstanding balance of the prior term loan facility was $47.4 million, resulting in principal payments of the term loan balance being reduced to $0.1 million per fiscal quarter.

The obligations of Boot Barn, Inc. under the prior revolving credit agreement and the prior term loan agreement were guaranteed by us and each of our current and future domestic subsidiaries. All obligations of Boot Barn, Inc. and the guarantors under the prior revolving credit agreement and the prior term loan agreement were secured by a lien on all of the assets (subject to customary exclusions) of Boot Barn, Inc. and the guarantors (including equity interests), provided that under the terms of a customary intercreditor agreement, the prior revolving credit agreement had a senior lien in our accounts receivable, inventory and certain other current assets and the prior term loan agreement had a senior lien in all of our other assets.

Our prior credit facilities contained a number of covenants that restricted, among other things and subject to certain exceptions, our ability to:

•
incur additional indebtedness;
•
create liens on assets;
•
engage in mergers or consolidations;
•
sell assets;
•
make investments, loans or advances;
•
make certain acquisitions;
•
engage in certain transactions with affiliates;
•
authorize or pay dividends or repurchase our stock; and
•
change our line of business or fiscal year.

In addition, the prior term loan agreement required us to maintain a specified minimum interest coverage ratio and not to exceed a specified maximum total leverage ratio during each specified measurement period. The prior term loan agreement also limited the amount we could spend on capital expenditures per year. Under the prior revolving credit agreement, we would have become subject to a minimum fixed charge coverage ratio if our "excess availability" fell below specified floor levels. As of December 27, 2014, our excess availability exceeded the triggers specified in the prior revolving credit agreement and we were in compliance with the financial covenants in the prior term loan agreement. The prior revolving credit agreement and prior term loan agreement contained customary events of default, including a change of control. As of December 27, 2014, we were in compliance with all of our debt covenants under the prior credit facilities.

Our new credit facility

On February 23, 2015, we and Boot Barn, Inc., our primary operating subsidiary, entered into our new credit facility and used advances thereunder to refinance the full amount of our prior credit facilities. As of the date hereof, after giving effect to the Refinancing, approximately $101.1 million of total debt was outstanding under our new credit facility and there was approximately $48.9 million of unused availability under the revolving portion of our new credit facility. See "Prospectus summary—Recent developments".

Our new credit facility consists of a $75.0 million revolving credit facility, including a $5.0 million sub-limit for letters of credit, and a $75.0 million term loan, and also provides us with the ability to incur additional incremental term loans of up to $50.0 million, provided that certain conditions are met, including pro forma covenant compliance. Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities, LLC, an underwriter in this offering, is the Administrative Agent, Swingline Lender and Issuing Lender under our new credit facility.

In addition to refinancing our prior credit facilities, we expect that advances under our new credit facility will be used for working capital, capital expenditures, permitted acquisitions and other general corporate purposes. In connection with the Refinancing, prepayment premiums of $1.1 million were paid to the lenders under our prior credit facilities, pursuant to their terms.

Interest on borrowings under our new credit facility is payable, at our election, at a rate equal to, either (i) LIBOR plus an applicable margin, or (ii) a base rate plus an applicable margin. The base rate will be calculated as the highest of (1) the Federal Funds Rate plus 0.50%, (2) the prime rate publicly announced by the Administrative Agent and (3) LIBOR plus 1.0%. The applicable margin will be calculated based on a pricing grid that in each case will be linked to a consolidated total lease adjusted net leverage ratio. For LIBOR loans, the applicable margin will be in the range of 2.00% to 2.75%, and for base rate loans it will be between 1.00% and 1.75%. The applicable margin will initially be set at 2.25% for LIBOR loans and 1.25% for base rate loans until the delivery of financial statements and a compliance certificate for the period ending on or about March 28, 2015. In addition, we will pay a commitment fee on the average daily unused portion of the revolving credit commitment under our new credit facility, which will be 0.30% until the delivery of financial statements and a compliance certificate for the period ending on or about March 28, 2015 and after that will range between 0.25% and 0.40% according to the pricing grid referenced above.

Our new credit facility requires principal payments in respect of the term loan on a quarterly basis commencing with the last business day of the fiscal quarter ending closest to June 30, 2015. The required principal payments are $468,750 for that first fiscal quarter and the three following fiscal quarters, $937,500 for the next four fiscal quarters, $1,406,250 for the following four fiscal quarters, and $1,875,000 for all subsequent fiscal quarters, with the remaining balance due on the maturity date of February 23, 2020, as well as certain mandatory prepayments.

The obligations of Boot Barn, Inc. under our new credit facility are guaranteed by us and each of our material current and future domestic subsidiaries. All obligations of Boot Barn, Inc. and the guarantors under our new credit facility are secured by a lien on all of the assets, including equity interests, of Boot Barn, Inc. and the guarantors (subject to certain customary exclusions).

Our new credit facility contains a number of covenants that restrict, among other things and subject to certain exceptions, our ability to:

•
incur additional indebtedness;
•
create liens on property;
•
engage in mergers, consolidations and other fundamental changes;
•
dispose of assets;
•
make investments, loans or advances;
•
make certain acquisitions;
•
engage in certain transactions with affiliates;
•
declare or pay dividends on, or repurchase, our stock; and
•
change our lines of business or fiscal year.

In addition, our new credit facility requires us not to exceed specified consolidated total lease adjusted net leverage ratios and to maintain a specified consolidated fixed charge coverage ratio during each specified measurement period. Our new credit facility also contains customary events of default, including a customary default triggered by a "Change in Control" as defined in the new credit facility.

Cash and cash equivalents were $3.6 million as of December 27, 2014 compared to $1.1 million as of March 29, 2014.

The following table presents summary cash flow information for the periods indicated:

	Fiscal year ended		Period		Thirty-nine weeks ended
(in thousands)	March 29, 2014	March 30, 2013	(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 11, 2011	December 27, 2014	December 28, 2013

					(unaudited)	(unaudited)
Net cash provided by (used in):
Operating activities	$12,780	$11,924	$(4,037)	$6,122	$20,585	$18,430
Investing activities	(27,272)	(45,699)	(86,272)	(2,051)	(9,562)	(23,823)
Financing activities	14,420	34,373	90,901	(2,103)	(8,543)	6,624

Net increase (decrease) in cash	$(72)	$598	$592	$1,968	$2,480	$1,231

Operating activities

Cash provided by (used in) operating activities consists primarily of net income adjusted for non-cash items that include depreciation, amortization and stock-based compensation, plus the effect on cash of changes during the year in our assets and liabilities.

Net cash provided by operating activities was $20.6 million for the thirty-nine weeks ended December 27, 2014. The significant components of cash flows provided by operating activities were net income of $11.1 million, the add-back of non-cash depreciation and amortization expense of $6.4 million, stock-based compensation expense of $1.5 million, amortization of deferred loan fees of $2.2 million and an increase in deferred taxes of $0.6 million. Accounts payable and accrued expenses and other current liabilities increased by $18.1 million due to the timing of payments and growth of the company. Prepaid expenses and other current assets decreased by $1.2 million primarily due to higher prepaid rent at the end of fiscal 2014, and other liabilities increased by $1.1 million due to the opening of new stores. The above was offset by increases in accounts receivable of $2.3 million and inventories of $19.2 million due to the growth of the company.

Net cash provided by operating activities was $18.4 million for the thirty-nine weeks ended December 28, 2013. The significant components of cash flows provided by operating activities were net income of $3.8 million, the add-back of non-cash depreciation and amortization expense of $5.8 million, amortization of deferred loan fees of $2.4 million, stock-based compensation expense of $0.9 million, amortization of the inventory fair value adjustment of $0.9 million, loss on disposal of fixed assets of $0.8 million and an increase in deferred taxes of $0.3 million. Accounts payable and accrued expenses and other current assets increase by $17.6 million due to the timing of payments and growth of the company. The above was offset by increases in account receivable of $1.2 million and inventories of $13.0 million due to the growth of the company.

Net cash provided by operating activities increased $0.9 million in fiscal 2014 as compared to fiscal 2013. The significant components of cash flows from operating activities were net income of $5.7 million, the add-back of non-cash depreciation and amortization expense of $8.1 million, amortization of deferred loan fees of $2.5 million and loss on disposal of assets of $2.0 million. Accounts payable and accrued expenses and other current liabilities increased by a total of $9.1 million due to the growth of the Company. The above were offset by an increase in inventories of $14.1 million in fiscal 2014 as compared to $4.8 million in fiscal 2013 due primarily to the Baskins Acquisition, and increases in deferred taxes and prepaid expenses and other current assets of $2.7 million in fiscal 2014 as compared to $3.1 million in fiscal 2013 due primarily to increases in deferred taxes and prepaid rent as the Company's income and store count grew.

Net cash provided by operating activities was $11.9 million in fiscal 2013. The significant components of cash provided by operating activities in fiscal 2013 were net income of $0.7 million, the add-back of non-cash depreciation and amortization expense of $5.6 million and amortization of the fair value inventory adjustment of $9.2 million. Accounts payable and accrued expenses and other current liabilities increased in fiscal 2013 by a total of $7.4 million due to the growth of the Company. The above were offset by an increase in inventories of $4.8 million in fiscal 2013 due primarily to the RCC Acquisition and an increase in deferred taxes and prepaid expenses and other current assets of $3.1 million due to the growth of the Company.

Net cash used in operating activities was $4.0 million during the Successor Period. The significant components of cash used in operating activities during the Successor Period were a net loss of $4.6 million, an increase in non-cash deferred taxes of $2.4 million and a decrease in accounts payable and accrued expenses and other current liabilities totaling $11.5 million due to the timing of payments. The above were offset by the add-back of non-cash depreciation and amortization expense of $1.1 million and amortization of the fair value inventory adjustment of $9.4 million. Inventories decreased $3.5 million during the Successor Period as a result of increased sales of merchandise during the Christmas shopping season.

Net cash provided by operating activities was $6.1 million during the Predecessor Period. The significant components of cash provided by operating activities during the Predecessor Period were the add-back of non-cash depreciation and amortization expense of $1.2 million and an increase in accounts payable and accrued expenses and other current liabilities of $15.1 million due to the growth of the Company and an increase in inventory in preparation for the Christmas shopping season. The above were offset by a net loss for the Predecessor Period of $0.7 million, an increase in inventories of $9.4 million and an increase in accounts receivable of $0.9 million.

Investing activities

Cash provided by (used in) investing activities consists primarily of purchases of property and equipment but also includes funds used to effect the Recapitalization, the RCC Acquisition and the Baskins Acquisition.

Net cash used in investing activities was $9.6 million for the thirty-nine weeks ended December 27, 2014, which represents purchases of property and equipment during the period.

Net cash used in investing activities was $23.8 million for the thirty-nine weeks ended December 28, 2013, which was primarily due to $14.0 million related to the purchase of Baskins. Purchases of property and equipment totaled $9.7 million and we purchased trademark rights totaling $0.2 million during the period.

Net cash used in investing activities decreased $18.4 million in fiscal 2014 as compared to fiscal 2013, primarily due to the $15.7 million investment related to the Baskins Acquisition, including subsequent fixed asset purchases, in fiscal 2014 compared to the $41.9 million investment related to the RCC Acquisition in fiscal 2013. This was largely offset by purchases of property and equipment of $11.4 million in fiscal 2014 compared to $3.8 million in fiscal 2013. The increase in purchases of property and equipment was primarily related to rebranding stores acquired in the Baskins and RCC Acquisitions in fiscal 2014 and 2013, respectively, integrating Baskins and RCC stores onto our management systems, opening new stores and remodeling existing stores.

Net cash used in investing activities was $45.7 million in fiscal 2013, primarily due to the $41.9 million investment related to the RCC Acquisition. In addition, cash paid for purchases of property and equipment totaled $3.8 million in fiscal 2013.

Net cash used in investing activities was $86.3 million during the Successor Period, primarily due to the $85.6 million investment related to the Recapitalization which occurred on December 11, 2011. In addition, cash paid for purchases of property and equipment totaled $0.7 million during the Successor Period.

Net cash used in investing activities was $2.1 million during the Predecessor Period, entirely due to cash paid for purchases of property and equipment totaling $2.1 million.

Financing activities

Cash provided by (used in) financing activities consists primarily of advances and repayments on our prior credit facilities, payment of assumed contingent consideration and debt from acquisitions and issuance of stock.

On April 17, 2014, we paid a pro rata cash dividend of approximately $39.9 million in the aggregate to record holders of the outstanding shares of our common stock as of the record date of April 14, 2014. We also made a payment to holders of our outstanding vested stock options with exercise prices below the value of our common stock, for an aggregate payment to those option holders of approximately $1.4 million. These dividend and other payments were funded entirely from additional borrowings under our prior credit facilities. In addition, we reduced the per-share exercise price of each of our unvested stock options outstanding as of the record date by the per-share dividend amount. Those stock options will, upon vesting, be exercisable for 1,918,550 shares of our common stock. The payments made in respect of, and the decrease in the exercise price of, options were mandated by the antidilution provisions of our 2011 Equity Incentive Plan.

Net cash used in financing activities was $8.5 million for the thirty-nine weeks ended December 27, 2014. We received $82.2 million of net proceeds from our initial public offering in the third quarter of fiscal 2015, and used $81.9 million of the proceeds to repay a portion of the principal balance on our prior term loan facility. During the first quarter of fiscal 2015, we increased our loan borrowings by $30.8 million and our line of credit borrowings by $3.4 million, primarily to pay $41.3 million of dividends and payments in respect of vested options during the first quarter of fiscal 2015. We paid $0.8 million of debt issuance fees related to these borrowings.

Net cash provided by financing activities was $6.6 million for the thirty-nine weeks ended December 28, 2013. We borrowed $100.0 million under our prior term loan facility, and used these funds to pay off our

$69.5 million of existing debt and acquire Baskins (including repayment of $20.1 million of Baskins' debt). We paid $3.4 million of debt issuance fees relating to these borrowings.

Net cash provided by financing activities decreased $20.0 million in fiscal 2014 as compared to fiscal 2013, primarily due to the payment of contingent consideration and assumed debt of $21.8 million in fiscal 2014 compared to $5.4 million in fiscal 2013 related to the Baskins and RCC Acquisitions, respectively. This was partially offset by a net increase in debt of $39.6 million in fiscal 2014 compared to $38.9 million in fiscal 2013. The Company received $2.0 million from the issuance of common stock in fiscal 2013, and no common stock was issued in 2014.

Net cash provided by financing activities was $34.4 million in fiscal 2013. Net proceeds from loan borrowings and drawings on our prior revolving credit facility totaled $38.9 million, including $25.5 million of related party borrowings during the year. The Company also received proceeds of $2.0 million for the issuance of common stock. These increases were offset by debt issuance fees of $1.2 million and the payment of assumed consideration and debt of $5.4 million related to the RCC Acquisition.

Net cash provided by financing activities was $90.9 million during the Successor Period, which included the issuance of $76.0 million of common stock related to the Recapitalization. Net proceeds from loan borrowings and drawings on our prior revolving credit facility totaled $16.3 million. These increases were offset by debt issuance fees of $1.4 million.

Net cash used in financing activities was $2.1 million during the Predecessor Period, which was primarily due to $2.2 million of repayments on debt. This was offset by $0.1 million of net drawings on our prior revolving credit facility.

Other obligations

Contractual obligations.    We enter into long-term contractual obligations and commitments in the normal course of business, primarily non-cancelable capital and operating leases.

As of March 29, 2014, without giving effect to the Refinancing, our contractual cash obligations over the next several periods are set forth below.

	Payments due by period
(In thousands)	Total	Less than 1 year	1 - 2 years	3 - 5 years	More than 5 years

Capital lease obligations	$88	$61	$27	$—	$—
Operating lease obligations	96,402	19,632	31,108	21,691	23,971
Debt and line of credit	128,124	1,000	2,000	30,624	94,500
Interest expense on debt	37,960	7,735	15,278	13,829	1,118

Total	$262,574	$28,428	$48,413	$66,144	$119,589

Capital lease obligations relate to equipment leases that expire at various dates through fiscal 2017. We lease our stores, facilities and certain other equipment under non-cancelable operating leases. These operating leases expire at various dates through fiscal 2025 and contain various provisions for rental adjustments, including, in certain cases, adjustments based on increases in the Consumer Price Index. They also generally contain renewal provisions for varying periods. Our future operating lease obligations would change if we were to exercise these renewal provisions or if we were willing to enter into additional operating leases.

Debt consisted of $47.4 million outstanding under our prior term loan facility and $32.0 million outstanding under our prior revolving credit facility as of December 27, 2014. Our prior term loan facility provided for regularly scheduled principal payments. Payments with respect to our prior revolving credit facility would have been due on May 31, 2018, which was the maturity date of that facility. Immediately after the Refinancing, debt consisted of $75.0 million outstanding under the term loan portion of our new credit facility and $26.1 million outstanding under the revolving portion of our new credit facility. Our new credit facility provides for regularly scheduled principal payments and payments with respect to the revolving portion of our new credit facility are due on February 23, 2020.

Interest expense on debt consisted of scheduled interest payments under our prior term loan facility and our prior revolving credit facility. As of December 27, 2014, the interest expense relating to our prior term loan facility was calculated using a 6.75% interest rate for the term loan balance of $47.4 million. The interest expense relating to our prior revolving credit facility was calculated using the 4.0% interest rate applicable to base rate loans, which applied to approximately 6% of the amounts outstanding under this facility, and the 1.9% interest rate applicable to LIBOR loans, which applied to approximately 94% of the amounts outstanding under this facility.

Off-balance sheet arrangements.    We are not a party to any off-balance sheet arrangements, except for the operating leases discussed above.

Quantitative and qualitative disclosure of market risks

Interest rate risk

We are subject to interest rate risk in connection with borrowings under our credit facilities, which bear interest at variable rates. As of December 27, 2014, we had $32.0 million in outstanding borrowings under our prior revolving credit facility and $47.4 million under our prior term loan facility. On January 30, 2012, we entered into an interest rate cap transaction pursuant to which we will receive from the counterparty to that transaction an amount equal to a notional principal amount of $5.0 million multiplied by any amount by which LIBOR exceeds 3.0% in periods prior to February 1, 2015. We do not currently engage in any other interest rate hedging activity and have no plans to do so in the foreseeable future. Based on the amounts outstanding under our prior revolving credit facility and prior term loan facility as of December 27, 2014, a hypothetical change in the respective blended interest rates applicable to these facilities of 1.0% would have resulted in a change in interest expense of $0.8 million, disregarding the LIBOR floor of 1.00% under our prior term loan facility. Under our new credit facility, the same hypothetical change in interest rates applicable to the same outstanding borrowings would have resulted in the same change in interest expense.

Foreign exchange rate risk

We currently purchase all of our merchandise through domestic and international suppliers on a U.S. dollar-denominated basis. We do not hedge using any derivative instruments and historically have not been impacted by changes in exchange rates.

Impact of inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe that the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

Critical accounting policies and estimates

The preparation of financial statements in conformity with GAAP requires the appropriate application of certain accounting policies, some of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements. Since future events and their impact cannot be determined with absolute certainty, our actual results will inevitably differ from our estimates.

We believe that the application of our accounting policies, and the estimates inherently required therein, are reasonable. Our accounting policies and estimates are reevaluated on an ongoing basis and adjustments are made when facts and circumstances dictate a change.

The policies and estimates discussed below involve the selection or application of alternative accounting policies that are material to our financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. However, our historical results for the periods presented in our financial statements have not been materially impacted by such variances. Our accounting policies are more fully described in Note 2 to our consolidated financial statements and Note 2 to our condensed consolidated financial statements included elsewhere in this prospectus. Management has discussed the development and selection of these critical accounting policies and estimates with our board of directors.

We have certain accounting policies that require more significant management judgment and estimates than others. These include our accounting policies with respect to revenue recognition, inventories, goodwill, intangible and long-lived assets, stock-based compensation, stock option re-pricing and income taxes, which are more fully described below.

Revenue recognition

Sales are recognized at the time of purchase by customers at our retail store locations. Sales are recorded net of taxes collected from customers. For e-commerce sales, revenue is recognized at the estimated time that the customer takes title of the merchandise and assumes the risk of loss, collection of the relevant receivable is reasonably assured, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable, which generally occurs upon receipt by the customer of the goods. On average, customers receive goods within approximately five days of being ordered. The estimate of the transit times for these shipments is based on shipping terms and historical delivery times. Shipping and handling fees billed to customers for online sales are included in net sales and the related shipping and handling costs are classified as cost of goods sold in the consolidated statements of operations.

We reserve for projected merchandise returns based upon historical experience and various other assumptions that we believe to be reasonable. Customers can return merchandise purchased in-store within 30 days of the original purchase date, and can return merchandise purchased online within 45 days of the original purchase date. Merchandise returns are often resalable merchandise and the purchase price is generally refunded by issuing the same tender used in the original purchase. Merchandise exchanges of the same product and price are not considered merchandise returns and, therefore, are not included in the population when calculating our sales returns reserve. We record the impact of adjustments to our sales return reserve quarterly within total net sales. Should the returns rate as a percentage of net sales significantly change in future periods, it could have a material impact on our results of operations.

We maintain a customer loyalty program. Under the program, customers accumulate points based on purchase activity. For customers to maintain their active point balance, they must make a qualifying purchase of merchandise at least once in a 365-day period. Once a loyalty program member achieves a certain point level, the member earns awards that may be redeemed for credits on merchandise purchases. To redeem awards, the member must make a qualifying purchase of merchandise within 60 days of the date the award was granted. Unredeemed awards and accumulated partial points are accrued as unearned revenue and as an adjustment to net sales. If actual redemptions ultimately differ from accrued redemption levels, or if we further modify the terms of the program in a way that affects expected redemption value and levels, we could record adjustments to the unearned revenue accrual, which would affect net sales.

We recognize the sales from gift cards, gift certificates and store credits as they are redeemed for merchandise. Prior to redemption, we maintain an unearned revenue liability for gift cards, gift certificates and store credits until we are released from such liability, including potential obligations arising under state escheatment laws. Our gift cards, gift certificates and store credits do not have expiration dates, and unredeemed gift cards, gift certificates and store credits are subject to state escheatment laws. We retain the percentage of the value of such unredeemed gift cards, gift certificates and store credits not escheated and recognize these amounts in net sales.

Inventories

Inventories, which consist primarily of general consumer merchandise held for sale, are valued at the lower of cost or market value. Cost is determined on the first-in, first-out method and includes the cost of merchandise and import related costs, including freight, duty and agent commissions.

During each accounting period, we record adjustments to our inventories, which are reflected in cost of goods sold, if the cost of specific inventory items on hand exceeds the amount that we expect to realize from the ultimate sale or disposal of the inventory. A periodic review of inventory is performed in order to determine if inventory is properly stated at the lower of cost or market value. This adjustment calculation requires us to make assumptions and estimates, which are based on factors such as average selling cycle and seasonality of merchandise, the historical rate at which merchandise has sold below cost during the average selling cycle, and the value and nature of merchandise currently priced below original cost. A provision is recorded to reduce the cost of inventories to the estimated net realizable values, if appropriate.

To the extent that management's estimates differ from actual results, additional markdowns may be required that could reduce our gross margin, operating income and the carrying value of inventories.

We also record an inventory shrinkage reserve calculated as a percentage of net sales for estimated merchandise losses for the period between the last physical inventory count and the balance sheet date. These estimates are based on historical percentages and can be affected by changes in merchandise mix and changes in shrinkage trends. We perform periodic physical inventory counts for our entire chain of stores and our distribution center and adjust the inventory shrinkage reserve accordingly. If actual physical inventory losses differ significantly from the estimate, our results of operations could be adversely impacted. The inventory shrinkage reserve reduces the value of total inventory and is a component of inventories on the consolidated balance sheets.

Goodwill, intangible and long-lived assets

Goodwill and indefinite lived intangible assets.    Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the acquired net tangible and intangible assets. Intangible assets with indefinite lives include the Boot Barn trademark that was acquired as part of the Recapitalization. We test goodwill and indefinite-lived intangible assets for impairment at least annually or more frequently if indicators of impairment exist. The annual impairment test is performed as of the first day of our fourth fiscal quarter. We evaluate the fair value of the reporting unit by using market-based analysis to review market capitalization and by reviewing a discounted cash flow analysis using management's assumptions. We conduct a two-step goodwill impairment test. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying value. Our entire operations represent one reporting unit. We determine the fair value of our reporting unit using the income approach and market approach to valuation, as well as other generally accepted valuation methodologies. If the carrying amount of the reporting unit exceeds the reporting unit's fair value, we perform the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit's goodwill with the carrying value of that goodwill. The amount, by which the carrying value of the goodwill exceeds its implied fair value, if any, will be recognized as an impairment loss.

Definite-lived intangible assets and long-lived assets.    Definite-lived intangible assets consist of certain trademarks, customer lists, non-compete agreements, and below-market leases. Definite-lived intangible assets are recorded at their fair value as of the acquisition date with amortization computed utilizing the straight-line method over the assets' estimated useful lives, with the exception of customer lists, which are amortized based on the estimated attrition rate. The period of amortization for trademarks is six months, non-compete agreements is four to five years, customer lists is five years, and below-market leases is two to 17 years.

Long-lived assets consist of leasehold improvements, machinery and equipment, furniture and fixtures and vehicles. Long-lived assets are subject to depreciation and amortization. We assess potential impairment of our definite-lived intangible assets and long-lived assets whenever events or changes in circumstances indicate that the asset's carrying value may not be recoverable. Factors that are considered important that could trigger an impairment review include a current-period operating or cash flow loss combined with a history of operating or cash flow losses and a projection or forecast that demonstrates continuing losses or insufficient income associated with the use of a long-lived asset or asset group. Other factors include a significant change in the manner of the use of the asset or a significant negative industry or economic trend. This evaluation is performed based on estimated undiscounted future cash flows from operating activities compared with the carrying value of the related assets. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized, measured by the difference between the carrying value and the estimated fair value of the assets, with such estimated fair values determined using the best information available and in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements ("ASC 820").

We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions, our operating results could be adversely affected.

Stock-based compensation

We account for employee stock options in accordance with relevant authoritative literature. We employ a reputable independent third party to help us assess the grant date fair value of our stock price. Stock options are granted with exercise prices equal to or greater than the estimated fair market value of the underlying stock on the date of grant as authorized by our board of directors. Stock options granted have five year vesting provisions. Stock option grants are generally subject to forfeiture if employment terminates prior to vesting. We have selected the Black-Scholes option pricing model for estimating the grant date fair value of stock option awards granted. We have considered the retirement and forfeiture provisions of the options and utilized the simplified method to estimate the expected life of the options. We base the risk-free interest rate on the yield of a zero-coupon U.S. Treasury security with a maturity equal to the expected life of the option from the date of the grant. We estimate the volatility of the share price of our common stock by considering the historical volatility of the stock of similar public entities. In determining the appropriateness of the public entities included in the volatility assumption, we considered a number of factors, including the entity's life cycle stage, growth profile, size, financial leverage and products offered. Stock-based compensation cost is measured at the grant date based on the value of the award, net of estimated forfeitures, and is recognized as expense over the requisite service period based on the number of years for which the requisite service is expected to be rendered.

To value our common stock, we utilized a discounted cash flow analysis, a market approach of comparable companies in our industry and a comparable acquisitions analysis in order to determine our enterprise value. The discounted cash flow method involves cash flow projections that are discounted at an appropriate rate. The market approach involves companies in our industry that we determine to be comparable. Comparable acquisitions analysis involves analyzing sales of controlling interests in companies that we determine are comparable. In conducting this valuation, we also took into consideration recent valuation reports of third-party valuation specialists prepared for us, as well as any significant internal and external events occurring subsequent to those reports that may have caused the value of our common stock to increase or decrease since the dates of those reports. Estimates used in our valuation of share-based compensation are highly complex and subjective. Valuations and estimates of our common stock value will no longer be necessary once we are a publicly traded company, at which point we will rely on market price to determine the market value of our common stock.

Income taxes

We account for income taxes in accordance with FASB ASC Topic 740, Income Taxes ("ASC 740"), which requires the asset and liability approach for financial accounting and reporting of income taxes. Deferred tax assets and liabilities are attributable to differences between financial statement and income tax reporting. Deferred tax assets, net of any valuation allowances, represent the future tax return consequences of those differences and for operating loss and tax credit carryforwards, which will be deductible when the assets are recovered. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

We account for uncertain tax positions in accordance with ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Such changes in recognition or measurement might result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying statement of operations. See Note 13 to our consolidated financial statements and Note 8 to our condensed consolidated financial statements included elsewhere in this prospectus for further information regarding our tax disclosures.

Recent accounting pronouncements

In July 2013, the FASB issued Accounting Standards Update ("ASU") No. 2013-11, "Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit when a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force)". The amendments in this ASU provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. An unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward with certain exceptions, in which case such an unrecognized tax benefit should be presented in the financial statements as a liability. The amendments in this ASU do not require new recurring disclosures. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Companies may choose to apply this guidance retrospectively to each prior reporting period presented. We adopted this ASU on March 30, 2014, and the adoption of this guidance did not have a material impact on its consolidated financial statements.

In April 2014, the FASB issued ASU No. 2014-08, "Presentation of Financial Statements and Property, Plant, and Equipment" and "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity". The ASU amendment changes the requirements for reporting discontinued operations in Subtopic 205-20. The amendment is effective on a prospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2014. Early adoption is permitted for disposals that have not been reported in financial statements previously issued. Based on our evaluation of the ASU, its adoption of this update is not expected to have a material impact on our financial position or results of operation.

In May 2014, the FASB issued ASU No. 2014-09, "Revenue From Contracts with Customers". The ASU amended revenue recognition guidance to clarify the principles for recognizing revenue from contracts with customers. The new standard is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled to when products are transferred to customers. We are required to adopt this new standard for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted. The new revenue accounting standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. We are currently evaluating the impact that the adoption of this guidance will have on our consolidated financial statements.

In August 2014, the FASB issued an amendment to the accounting guidance related to the evaluation of an entity's ability to continue as a going concern. The amendment establishes management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern in connection with preparing financial statements for each annual and interim reporting period. The update also gives guidance to determine whether to disclose information about relevant conditions and events when there is substantial doubt about an entity's ability to continue as a going concern. This guidance will be effective for us as of December 15, 2016. The new guidance is not expected to have an impact on our financial position, results of operations, or cash flows.

Business

Our company

We are the largest and fastest-growing lifestyle retail chain devoted to western and work-related footwear, apparel and accessories in the U.S. With 165 stores in 26 states as of February 6, 2015, we have over twice as many stores as our nearest direct competitor that sells primarily western and work wear, and believe we have the potential to grow our store base to at least 400 domestic locations. Our stores, which are typically freestanding or located in strip centers, average 10,800 square feet and feature a comprehensive assortment of approximately 200 brands and more than 1,500 styles on average, coupled with attentive, knowledgeable store associates. We target a broad and growing demographic, ranging from passionate western and country enthusiasts to workers seeking dependable, high-quality footwear and clothing. We strive to offer an authentic, one-stop shopping experience that fulfills the everyday lifestyle needs of our customers and, as a result, many of our customers make purchases in both the western and work wear sections of our stores. Our store environment, product offering and marketing materials represent the aesthetics of the true American West, country music and rugged, outdoor work. These threads are woven together in our motto, "Be True", which communicates the genuine and enduring spirit of the Boot Barn brand.

Our product offering is anchored by an extensive selection of western and work boots and is complemented by a wide assortment of coordinating apparel and accessories. Many of the items that we offer are basics or necessities for our customers' daily lives and typically represent enduring styles that are not impacted by changing fashion trends. Accordingly, approximately 70% of our inventory is kept in stock through automated replenishment programs. The majority of our merchandise is sold at full price and is not subject to typical inventory markdowns. Our boot selection, which comprises approximately one-third of each store's selling square footage space, is merchandised on self-service fixtures with western boots arranged by size and work boots arranged by brand. This allows us to display the full breadth of our inventory and deliver a convenient shopping experience. We also carry market-leading assortments of denim, western shirts, cowboy hats, belts and belt buckles, western-style jewelry and accessories. Our western assortment includes many of the industry's most sought-after brands, such as Ariat, Dan Post, Justin, Levi Strauss, Lucchese, Miss Me, Montana Silversmiths, Resistol and Wrangler. Our work assortment includes rugged footwear, outerwear, overalls, denim and shirts for the most physically demanding jobs where durability, performance and protection matter, including safety-toe boots and flame-resistant and high-visibility clothing. Among the top work brands sold in our stores are Carhartt, Dickies, Timberland Pro and Wolverine. Our merchandise is also available on our e-commerce website, www.bootbarn.com.

Boot Barn was founded in 1978 and, over the past 37 years, has grown both organically and through successful strategic acquisitions of competing chains. We have rebranded and remerchandised the acquired chains under the Boot Barn banner, resulting in sales and profit increases over their original concepts. We believe that our business model and scale provide us with competitive advantages that have contributed to our consistent and strong financial performance, generating sufficient cash flow to support national growth, as evidenced by:

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21 consecutive quarters of positive same store sales growth averaging 10.9% per quarter and same store sales growth of 6.7% in fiscal 2014;

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store base expansion to 165 stores as of February 6, 2015, with 25 new stores resulting from organic growth and 55 new stores resulting from strategic acquisitions since March 31, 2012;

•
net sales of $345.9 million in fiscal 2014, an increase of $177.2 million since fiscal 2012, representing a CAGR of 43.2%; and

•
Adjusted EBITDA of $40.3 million in fiscal 2014, an increase of $18.6 million since fiscal 2012, representing a 36.2% CAGR (see "—Summary consolidated financial and other data" for a discussion and reconciliation of Adjusted EBITDA to net income).

Our competitive strengths

We believe the following strengths differentiate us from our competitors and provide a solid foundation for future growth:

Powerful lifestyle brand.    The Boot Barn brand is built on western lifestyle values that are core to American culture. Our deep understanding of this lifestyle enables us to create long-lasting relationships with our customers who embody these ideals. Our brand is highly visible through our sponsorship of rodeos, stock shows, concerts and country music artists. In fiscal 2014, we sponsored 257 local community rodeos, nine national rodeos and 89 other country and western events. We sell our products through pop-up shops at several of the largest events that we sponsor. We believe these grassroots marketing efforts make our brand synonymous with the western lifestyle, validate our brand's authenticity and establish Boot Barn as the trusted specialty retailer for all of our customers' everyday needs.

Largest and fastest growing specialty retailer of western and work wear in the U.S.    Our broad geographic footprint, which currently spans 26 states and is comprised of more than twice as many stores as our nearest direct competitor that sells primarily western and work wear, provides us with significant economies of scale, enhanced supplier relationships, the ability to recruit and retain high quality store associates and the ability to reinvest in our business at levels that we believe exceed those of our competition. Over the past two fiscal years, we have grown our stores at a 32.9% CAGR.

Attractive, loyal customer base.    Our customers come to us for many aspects of their everyday footwear and clothing needs because of the breadth and availability of our product offering. In fiscal 2011 we implemented our customer loyalty program, B Rewarded, to enhance our connection and relationship with our customers. Our loyalty program has grown rapidly since inception and includes approximately 2.6 million members who have purchased merchandise from us as of February 6, 2015. Approximately 90% of our sales in fiscal 2014 were generated by customers who were already in our loyalty program or signed up to participate in our loyalty program at the time of their purchase. We leverage this database, which provides useful information about our customers, to enhance our marketing activities across our channels, refine our merchandising and planning efforts and assist in our selection of sites for new stores.

Differentiated shopping experience.    We deliver a one-stop shopping experience that engages our customers and, we believe, fulfills their lifestyle needs. Our stores are designed to create an inviting and engaging experience and include prominent storefront signage, a simple and easy-to-shop layout and a large and conveniently arranged self-service selection of boots. We offer significant inventory breadth and depth across a range of boots, apparel and accessories. We believe that our strong, long-lasting supplier relationships enhance our ability to provide a compelling merchandise assortment with a strong in-stock position both in-store and online. Our knowledgeable store associates are passionate about our merchandise and deliver a high level of service to our customers. These elements help promote customer loyalty and drive repeat visits.

Compelling merchandise assortment and strategy.    We believe we offer a diverse merchandise assortment that features the most sought-after western and work wear brands, well-regarded niche brands and exclusive private brands across a range of boots, apparel and accessories. We have a core assortment of styles that serves as a foundation for our merchandising strategy and we augment and tailor that assortment by region to cater to local preferences. In fiscal 2014, the vast majority of our merchandise sales were at full price, which, we believe, demonstrates the strength of our brand and the less discretionary nature of our product offering.

Portfolio of exclusive private brands.    We have leveraged our scale, merchandising experience and customer knowledge to launch a portfolio of private brands exclusive to us, including Shyanne, Cody James, Moonshine Spirit by Brad Paisley, American Worker, El Dorado and BB Ranch. Our private brands offer high-quality western and work boots as well as apparel and accessories for men, ladies and kids. Each of our private brands, which address product and price segments that we believe are underserved by third-party brands, offers exclusive products to our customers and achieves better merchandise margins. Customer receptivity and demand for our private brands has been strong, demonstrated by the private brands' increasing penetration and significant sales momentum across our store base and online.

Versatile store model with compelling unit economics.    We have successfully opened and currently operate stores that generate strong cash flow, consistent store-level financial results and an attractive return on investment across a variety of geographies, markets, store sizes and location types. As of the end of fiscal 2014, all of our stores included in same store sales were profitable. We successfully operate stores in markets characterized as agribusiness centers, ranch regions, oil and gas markets, as well as in various geographies in the U.S., such as California, the Southwest, the Midwest and the South. Our stores are successful in small, rural towns as well as major metropolitan areas, such as Houston, Los Angeles, Nashville and Phoenix.

Our new store model requires an average net cash investment of approximately $0.7 million and targets an average payback period of less than three years. Our lean operating structure, coupled with our strong supplier relationships, has allowed us to grow with minimal supply chain investments as most of our products ship directly from our suppliers to our stores. We believe that our proven retail model and attractive unit economics support our ability to grow our store footprint in both new and existing markets across the U.S.

Highly experienced management team and passionate organization.    Our senior management team has extensive experience across all key retail disciplines. With an average of approximately 25 years of experience in their respective functional areas, our senior management team has been instrumental in developing a robust and scalable infrastructure to support our growth. In addition to playing an important role in developing our long-term growth initiatives, our senior management team embraces the genuine and enduring qualities of the western lifestyle and has created a positive culture of enthusiasm and entrepreneurial spirit which is shared by team members throughout our entire organization. Our strong company culture is exemplified by the long tenure of our employees at all levels. For example, our district and regional managers have an average of eight years of service with us and our store managers have an average of more than five years of service with us, including the companies acquired by us.

Our growth strategies

We are pursuing several strategies to continue our profitable growth, including:

Expanding our store base.    Driven by our compelling store economics, we believe that there is a significant opportunity to expand our store base in the U.S. Based on an extensive internal analysis, we believe that we have the potential to grow our domestic store base from 165 stores as of February 6, 2015 to at least 400 domestic locations. We currently plan to target new store openings in both existing markets and new, adjacent and underserved markets that we believe will be receptive to our concept. Over the past several years, we have made significant investments in personnel, information technology, warehouse infrastructure and an e-commerce platform to support the expansion of our operations. We believe that we can grow our store base in the U.S. by at least 10% annually for the next several years.

Driving same store sales growth.    We have delivered 21 consecutive quarters of positive same store sales growth and averaged same store sales growth of 6.6% during the last 12 full fiscal years. We believe that we can continue to grow our same store sales by increasing our brand awareness, driving additional traffic to our stores and increasing the amount of merchandise purchased by customers while visiting our stores. Our management team has launched several initiatives to accelerate growth, enhance our store associates' selling skills, drive store-level productivity and increase customer engagement through our loyalty program.

Enhancing brand awareness.    We intend to enhance our brand awareness and customer loyalty in a number of ways, such as continuing to grow our store base and our online and social media initiatives. We use broadcast media such as radio, television and outdoor advertisements to reach customers in new and existing markets. We also maintain our strong market position through our grassroots marketing efforts, including sponsorship of rodeos, stock shows and other western industry events as well as our association with country music and partnerships with up-and-coming country musicians. We have an effective social media strategy with high customer engagement, as evidenced by our Facebook fan base. According to Internet Retailer, we were ranked number one for having the fastest growing fan base of all merchants covered by their survey released in January 2014.2 As of February 6, 2015, our Facebook fan base eclipsed 2.3 million fans.

Growing our e-commerce business.    Our growing national footprint, expansive Facebook following and broader marketing efforts drive traffic to our e-commerce website. We continue to make investments aimed at increasing traffic to our e-commerce website, which reached over 7.5 million visits in fiscal 2014, and increasing the amount of merchandise purchased by customers who visit our website, while improving the shopping experience for our customers. Since re-launching our e-commerce website with a new platform in fiscal 2011, our e-commerce sales grew at a 38.2% CAGR through fiscal 2014. Although our e-commerce sales accounted for only 4.1% of our net sales in fiscal 2014, our e-commerce business allows us to reach customers outside our geographic footprint, with 32.7% of our domestic e-commerce sales during fiscal 2014 being made to customers in states where we do not operate stores. We recently added an e-commerce portal to each of our store locations, offering our in-store customers an "endless aisle" with additional styles, colors and sizes not carried in stores or not currently in stock.

Increasing profitability.    We believe that we have a variety of opportunities to increase the profitability of our business over time. Our ability to leverage our infrastructure and drive store-level productivity due to economies of scale is expected to be a primary driver of our improvement in profitability. We intend to continually refine our merchandise mix and increase the penetration of our private brands to help differentiate us from our competitors and achieve higher merchandise margins. We also expect to capitalize on additional economies of scale in purchasing and sourcing as we grow our geographic footprint and online presence.

2  Source: Stefany Zaroban, How Boot Barn uses Facebook to build a national brand, Internet Retailer (January 9, 2014), https://www.internetretailer.com/2014/01/09/how-boot-barn-uses-facebook-build-national-brand.

Our market opportunity

We participate in the large, growing and highly fragmented western and work wear markets of the broader apparel and footwear industry. We offer a variety of boots, apparel and accessories that are basics or necessities for our customers' daily lives. Many of our customers are employed in the agriculture, oil and gas, manufacturing and construction industries, and are often country and western enthusiasts.

The following data regarding these markets is derived from the Mōd study referenced at the beginning of this prospectus. See "Industry and market data". The U.S. western and work wear markets represented approximately $8 billion and $12 billion in retail sales, respectively, in calendar year 2013. The western wear market is composed of footwear, apparel and accessories, which in 2013 represented approximately $3.0 billion, $3.5 billion and $1.5 billion in retail sales, respectively. The work wear market is composed of footwear and apparel, which in 2013 represented approximately $3.0 billion and $9.0 billion in retail sales, respectively. Between 2009 and 2013, the western and work wear markets experienced estimated annual retail sales growth of approximately 6% to 8% and 1% to 3%, respectively. Over the next three to five years, Mōd estimates that retail sales in the western and work wear markets will grow annually at approximately 3% to 5% and 2% to 4%, respectively. We believe that growth in the western wear market has been and will continue to be driven by the growth of western events, such as rodeos, the popularity of country music and the continued strength and endurance of the western lifestyle. We believe that growth in the work wear market has been and will continue to be driven by increasing activity in the construction sector and the return of domestic manufacturing. Additionally, government regulations for workplace safety have driven and, we believe, will continue to drive, sales in specific categories, such as safety-toe boots and flame-resistant and high-visibility clothing for various industrial and outdoor occupations.

Our sales channels

Our stores

As a lifestyle retail concept, our stores offer a broad array of merchandise to outfit an entire family, while working during the week, relaxing on the weekend, or dressing up for an evening out. Our stores are easy to navigate with clear sight lines to all major product categories. Our preferred store layout has ladies' and children's apparel on the right side of the store and men's western and men's work apparel on the left side. Our basic denim is usually merchandised on shelving placed on the exterior walls, while our premium-priced, more stylized denim and clothing are prominently displayed on floor fixtures and mannequins. We utilize the space in the front of the store for accessories such as hats, belts, jewelry, handbags, home merchandise, gifts and various impulse purchase items.

Boots, our signature category, anchor the rear of the store with an expansive assortment displayed on fixtures up to six shelves in height. We offer virtually all of our boots in pairs out on the sales floor. To reflect the typical purchasing decision process of each of our customer segments, we arrange all western boots by size and all work boots by brand. While our knowledgeable and friendly store associates are readily available to assist our customers, the store design facilitates a self-service shopping experience.

Our stores are generally located in or near power and large neighborhood shopping centers with trade areas of five or more miles, and we have also successfully opened stores in malls and outlet center locations. Our stores generally average 10,800 square feet and feature a comprehensive assortment of approximately 200 brands and more than 1,500 styles on average, coupled with attentive, knowledgeable store associates. On average, each of our stores typically has 10 full- and part-time employees, with our larger stores having over 20 employees and smaller stores having as few as five employees. Our stores are designed and managed to drive profitability and, we believe, create a compelling customer shopping experience.

As of February 6, 2015, our retail footprint included 165 stores in the U.S. Two of our stores are operated under the "American Worker" name. Our American Worker stores primarily feature work-related footwear, apparel and accessories. We do not currently intend to open additional American Worker stores.

The below map shows our store footprint as of February 6, 2015:

The following table shows the number of stores in each of the 26 states in which we operated as of February 6, 2015:

State	Number of stores

Arizona	13
California	38
Colorado	8
Florida	4
Georgia	1
Idaho	3
Illinois	1
Indiana	1
Iowa	3
Kentucky	1
Louisiana	5
Minnesota	2
Missouri	1
Montana	4
Nevada	9
New Mexico	7
North Carolina	2
North Dakota	6
Oregon	3
South Carolina	1
South Dakota	3
Tennessee	6
Texas	29
Utah	2
Wisconsin	1
Wyoming	11

Total	165

www.bootbarn.com

Our e-commerce website is a natural extension of our brand and in-store experience, allowing us to further build awareness in our current markets and to reach customers not served by our current geographic footprint. Our e-commerce platform is highly scalable and has exhibited strong growth with e-commerce sales growing at a 38.2% CAGR from fiscal 2011 to fiscal 2014. During fiscal 2014, we had over 7.5 million visits to our website and we sold merchandise to customers in all 50 states. During the same fiscal year, 32.7% of our domestic e-commerce sales were from customers in states where we do not operate any stores, with another 11.9% coming from states where we have only one store.

Our growing national footprint and broader marketing efforts drive traffic to our e-commerce website, which in turn also drives traffic to our stores. We believe that many customers, especially those shopping for boots, browse online and then visit our stores to make their purchases to ensure a proper fit. As a multi-channel retailer, we are implementing technology initiatives that integrate in-store and e-commerce platforms into one seamless customer experience. As an example, we recently added an e-commerce portal to each of our store locations, offering our in-store customers an "endless aisle" with additional styles, colors and sizes not carried in the store. In fiscal 2015, we enhanced customer service by improving real-time inventory sharing among our stores and e-commerce business.

We also communicate information on current promotions and upcoming events on our e-commerce website, which helps drive purchases online and traffic to our stores. We are working toward making our B Rewarded loyalty program multi-channel, allowing our members who currently earn points, check balances and redeem awards in our stores to also do so online.

Store expansion opportunities and site selection

We have substantial experience in opening stores in new geographic markets and as of February 6, 2015 have successfully added, on a net basis, 80 new stores through a combination of organic growth and strategic acquisitions since March 31, 2012. We evaluate potential new locations in light of a variety of criteria, including local demographics and population, the area's industrial base, the existing competitive landscape, occupancy costs, store visibility, traffic, environmental considerations, co-tenancy and accessibility. We also consider a region's total store potential to help ensure efficiencies in store management and media spending. Most of our stores are in high-traffic and highly visible locations and many have freeway signage. Stores located in metropolitan areas are typically established in high-density neighborhoods, and stores located in rural areas are established near highways or major thoroughfares.

Based on an extensive internal analysis of our current customer base, store performance drivers and competitor penetration, we believe that the U.S. market can support at least 400 locations. We utilized multiple methods for measuring market size, including a review of demographic and psychographic factors on a state-by-state basis. We supplemented that data by analyzing our share of the geographic markets in which we currently operate and extrapolating that share to new geographic markets. Based on our market analysis, we have created a regional and state-by-state development plan to strategically extend our store portfolio. Careful consideration was given to operational constraints and merchandising differences in new and existing markets, while balancing the relevant risks associated with opening stores in those markets.

Over the past several years, we have invested in real estate and construction resources, information technology and warehouse infrastructure to support the expansion of our operations. In addition, we have developed a model for new stores that assumes a leased 8,000 to 12,000 square foot space, requires an average net cash investment of approximately $0.7 million and targets an average payback period of less than three years. We believe that under this model we can grow our store base by at least 10% annually over the next several years without substantially modifying our current resources and infrastructure.

Store management and training

We have a strong culture focused on providing superior customer service. We believe that our store associates and managers form the foundation of the Boot Barn brand. We recruit people who are welcoming, friendly and service-oriented, and who often live the western lifestyle or have a genuine affinity for it. We have a positive culture of enthusiasm and entrepreneurial spirit throughout the Company, which is particularly strong in our stores. Given the lifestyle nature of the Boot Barn brand, we have developed a natural connection between our customers and our store associates.

The strength of our culture results in a store management team with more longevity and lower turnover than traditional specialty retail industry standards. On average, our store managers have an average of more than five years of service.

Given the importance of both fit and function in selling much of our product, we utilize a well-developed sales, service and product training program. We provide over 20 hours of training for new store associates, as well as ongoing product, sales and leadership training. Additionally, we provide home office and supplier-led workshops on products, selling skills and leadership at our annual three-day store manager meeting. Our store management training programs emphasize building skills that lead to effective store management and overall leadership. Our store managers are responsible for hiring and staffing our stores and are empowered with the sales, customer service and operational tools necessary to monitor employee and store performance. We believe that our continued investments in training our employees help drive loyalty from our store associates and, in turn, our customers.

We are committed to providing the right merchandise solution for each of our customers based on the ultimate end use of our products. Our goal is to train each of our store associates to be able to guide a customer throughout a store and provide helpful knowledge on product fit, functions and features across our departments. Rather than rely heavily on sales commissions and supplier-specific incentive programs, we utilize a system under which the vast majority of a store associate's compensation is based on an hourly wage. We believe that this produces a team-oriented culture, creates a less pressured selling environment and helps ensure that our store associates are focused on the specific needs of our customers.

Merchandising

Strategy

We seek to establish our stores as a one-stop destination for western and work-related footwear, apparel and accessories, with approximately 200 brands and more than 1,500 styles on average. Our merchandising strategy is to offer a core assortment of products, brands and styles by store, department and price point. We augment and tailor this assortment by region to cater to local preferences such as toe profiles for western boots, styling for western apparel, and functions and features for work apparel and work boots depending on climate and the local industries served. In addition, we actively maintain a balance between third party brands and our own brands that, we believe, offers our customers a compelling mix between selection, product and value.

We believe that our sales throughout the year are more consistent than most other specialty retail chains. As a result of the dispersion of various western events throughout the year, we rely less on Christmas results, which impact our third fiscal quarter, than other specialty retail chains. Over the last three fiscal years we have generated approximately 33.6% of our net sales during our third fiscal quarter, on average.

Historically, neither the western nor the work component of our business has been meaningfully impacted by fashion trends or seasonality. We believe that many of our customers are driven primarily by utility and brand, and our best-selling styles tend to be items that carry over from year to year with only minor updates. We have a minimal amount of seasonal merchandise that could necessitate significant markdowns. This allows us to implement automated replenishment systems for approximately 70% of our merchandise, meaning that, as sales are captured in a store's point of sale system, recommended purchase orders are systematically generated for approval by our merchandising group, ensuring our strong in-stock inventory position. As a result, demand and margins for the majority of our products are fairly predictable which reduces our inventory risk.

Our products

During fiscal 2014, our products contributed to overall sales in the following manner:

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Gender:  Men's merchandise accounted for approximately 58% of our sales with the balance being ladies, kids and unisex merchandise.

•
Styling:  Western styles comprised approximately 68% of our sales, with work-related and other styles making up the balance.

•
Product category:  Boots accounted for nearly half of our sales, with apparel comprising an additional 34% and the balance consisting of hats, gifts, accessories and home merchandise.

Throughout our long history we have maintained collaborative relationships with our key suppliers. These relationships, coupled with our scale, have allowed us to carry a wide selection of popular and niche brands, including Ariat, Carhartt Workwear, Cinch, Corral, Dan Post, Georgia Boot, Harley-Davidson, Justin Boots, Levi Strauss & Co., Lucchese, Old Gringo, Rocky, Stetson, Timberland, Tony Lama, Wolverine and Wrangler. In many cases, we are one of the largest accounts of our suppliers and have become important as the largest specialty retailer of western and work wear in the U.S. As a result, we have several advantages relative to our competitors, including increased buying power and access to first-to-market or limited edition products. This provides us with competitive differentiation and greater merchandise margins.

Our scale has also allowed us to introduce our own proprietary western wear brands, Shyanne and Cody James, which offer high-quality western boots, shirts, jackets and hats for women and men, respectively. We also have an exclusive license agreement with country music star Brad Paisley, who designs a collection of boots, apparel and accessories for us, Moonshine Spirit By Brad Paisley, that reflect his lifestyle and personality. We also develop private brand merchandise for our work wear business under the name American Worker, and for our home and gift category under the name BB Ranch. We created these brands to address segments that we believe are underserved by third-party brands. We have a dedicated product development team that designs and sources merchandise from suppliers around the world. These product assortments are exclusive to Boot Barn and are merchandised and marketed as if they were third-party brands both in our stores and on our e-commerce website. In fiscal 2014, sales from our private brand products accounted for approximately 7% of our overall sales. These private brands differentiate us from our competitors and produce higher incremental merchandise margins than the third-party brands that we carry.

Planning and allocation

We believe that we have assembled a talented and experienced team in both the buying and merchandise planning functions. The experience of our team is critical to understanding the technical requirements of our merchandise based on region and use, such as the appropriate safety toe regulations for work boots in a particular industry. The team is constantly managing our replenishment model to ensure a high in-stock position by stock keeping unit, or SKU, on a store-by-store basis. Our merchandising team optimizes the product selection, mix and depth across our stores by analyzing demand on a market-by-market basis, continuously reviewing our sell-through results, communicating with our suppliers about local market preferences and new products, shopping our competitors' stores, and immersing themselves in trade and western lifestyle events including rodeos, country music concerts and other industry-specific activities. Our merchandising team also makes frequent visits to our stores and partners with our regional, district and store managers to refine the merchandise assortment by region. Our team has demonstrated the ability to effectively manage merchandising, pricing and promotional strategies across our store base.

To keep the product assortment fresh, we reposition a small portion of our merchandise on the sales floor every four to six weeks. To drive traffic to our stores and create in-store energy and excitement, we execute a promotional calendar that showcases select brands or merchandise categories throughout the year and rotates on a monthly cadence. Our promotional activity also enables us to consistently engage with our customers both online and in-store, as well as through our various marketing media. While our promotional activity is important for customer engagement, the vast majority of our merchandise sales are at full price. In addition, we have the ability to optimize the price for each merchandise category on a market-by-market basis, which helps us to maximize profitability while remaining price competitive.

Marketing and advertising

Our marketing strategy is designed to build brand awareness, acquire new customers, enhance customer loyalty and drive in-store and online transactions. We customize our marketing mix for each of our markets and purposes. For example, for store grand openings we engage in additional local community outreach and advertise in local print media in select markets. We primarily use the following forms of media:

Radio and television—We purchase spots on regional radio stations, primarily country music channels, to draw customers to nearby locations. We also maintain relationships with several country music artists in order to capitalize on the popularity of country music, using our stores and marketing communications to promote their album sales or concerts. In return, these country music artists often make in-store appearances or mention us on social media and occasionally give private performances. We have also started purchasing television spots to create awareness in new markets and occasionally help support grand openings of new stores.

Direct mail—We conduct several direct mail campaigns, sending out approximately 4.5 million mailers during fiscal 2014, which range in size from postcards to catalogs of nearly 70 pages.

E-mail—We e-mail our e-commerce customers and members of our B Rewarded loyalty program as part of our cross-channel effort to drive traffic to our stores and website. We currently plan to send approximately 350 million e-mails in fiscal 2015.

Social media—We also have a marketing strategy that has produced a fast-growing social media presence. As of February 6, 2015, we had 2.3 million fans on Facebook. Our posts celebrate country and western life and humor, and routinely get thousands of likes, hundreds of shares and dozens of comments each. We maintain a social media presence in other key channels, including Instagram and Twitter.

Event sponsorship—We typically sponsor over 300 community-based, western events each year within the regional footprint of our store locations. Houston Livestock Show and Rodeo, a well-known 20-day celebration of western heritage, is one of our most prominent sponsorships and attracts more than two million visitors to Houston, Texas, where we operate nine stores. Other prominent sponsorships include Cheyenne Frontier Days, the largest outdoor rodeo in the U.S., the Professional Rodeo Cowboys Association and related National Finals Rodeo in Las Vegas, Nevada, Professional Bull Riders and the National High School Rodeo Association, which supports rodeos for competitors in high school and junior high school. At more prominent events, we often set up pop-up shops as large as 9,000 square feet, which allows participants to purchase our merchandise.

Distribution

During fiscal 2014, our suppliers shipped approximately 94% of our in-store merchandise units directly to our stores and approximately 46% of our e-commerce merchandise units directly to our e-commerce customers. The remaining units were shipped from our 43,646 square foot distribution center that is co-located with our corporate headquarters in Irvine, California. Our distribution center is used to fulfill e-commerce orders and to distribute our private brand purchases and bulk purchases to our stores. In addition, our distribution center also helps to provide inventory for sponsored events and new store openings. In accordance with our automated replenishment programs, third-party suppliers typically deliver merchandise to our stores daily, ensuring in-stock merchandise availability and a steady flow of new inventory for our customers.

Competition

The retail industry for western and work wear is highly fragmented and characterized by primarily regional competitors. We estimate that there are thousands of independent specialty stores scattered across the country. We believe that we compete primarily with smaller regional chains and independents on the basis of product quality, brand recognition, price, customer service and the ability to identify and satisfy consumer demand. However, we also compete with farm supply stores, online retailers and, to a lesser degree, mass merchants, some of which are significantly larger than us, but most of which realize only a small percentage of their total revenues from the sale of western and work wear. We have more than twice as many stores as our nearest direct competitor that sells primarily western and work wear and we believe that our nationally recognized lifestyle brand, economies of scale, breadth and depth of inventory across a variety of categories, strong in-stock position, portfolio of authentic private brands, enhanced supplier partnerships, exclusive offerings and ability to recruit and retain high quality store associates favorably differentiate us from our competitors.

Properties

Our e-commerce operations, corporate offices and distribution center are housed in four buildings in Irvine and Costa Mesa, California, which we have leased through October 2015. Of the largest of these buildings, our corporate offices account for 27,076 square feet and our distribution center accounts for the remaining 43,646 square feet. We have 119,905 square feet of additional warehouse space and 17,462 square feet of additional office space located in our other two buildings. Our distribution center and additional warehouse space contain inventory to support our e-commerce operations, and provides staging and storage space to support our private brand initiatives, bulk purchasing programs, event sales and new store openings. All of our stores are occupied under operating leases. The store leases generally have a base lease term of five or 10 years, with multiple renewal periods of five years, on average, exercisable at our option. As of February 6, 2015, one and 17 of our 165 store leases will reach their termination date during the remainder of fiscal 2015 and fiscal 2016, respectively, and none of these leases contain an option to automatically extend the lease term. We are generally responsible for the payment of property taxes and insurance, utilities and common area maintenance fees.

Information technology

We have made significant investments to create a scalable information technology platform to support growth in our retail and e-commerce sales without further near-term investments in our information technology infrastructure. In 2008, we installed a new Enterprise Resource Planning system, which we refer to as Epicor Retail. We use this system for integrated point-of-sale, merchandising, planning, sales audit, customer relationship management, inventory control, loss prevention, purchase order management and business intelligence. We operate Epicor Retail on a software-as-a-service platform. This approach allows us to regularly upgrade to the most recent software release with minimal operational disruption, nominal systems infrastructure investment and with a relatively small in-house information technology department. Epicor Retail also interfaces with our accounting system, Microsoft Dynamics.

Intellectual property

We regard our trademarks as having value and as being important to our marketing efforts. We have registered our trademarks in the U.S., including our brand name "Boot Barn" and our private label brands. We have not sought foreign trademark protection because we do not actively conduct business outside of the U.S. We also own the domain name for our website, www.bootbarn.com. Our policy is to pursue registration of our trademarks and to oppose their infringement by third parties.

Our employees

As of February 6, 2015, we employed approximately 750 full-time and 1,050 part-time employees, of which approximately 185 were employed at our corporate office and distribution center and approximately 1,615 were employed at our stores. The number of employees, especially part-time employees, fluctuates depending upon our seasonal needs and, after the Baskins Acquisition, which added approximately 150 full-time and 200 part-time employees, varied between approximately 1,500 and 1,825 employees in fiscal 2014. None of our employees are represented by a labor union and we consider our relationship with our employees to be good. We have never experienced a strike or significant work stoppage.

Regulation and legislation

We are subject to labor and employment laws, laws governing truth-in-advertising, privacy laws, safety regulations and other laws at the federal, state and local level, including consumer protection regulations, such as the Consumer Product Safety Improvement Act of 2008, that regulate retailers and govern the promotion and sale of merchandise and the operation of stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with all applicable laws.

We source many of our private brand products from outside the U.S. The U.S. Foreign Corrupt Practices Act and other similar anti-bribery and anti-kickback laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies and our supplier compliance agreements mandate compliance with applicable law, including these laws and regulations.

Legal proceedings

We are occasionally a party to legal actions arising in the ordinary course of our business, including employment-related claims and actions relating to intellectual property. None of these legal actions, many of which are covered by insurance, has had a material effect on us. Although, as of the date of this prospectus, we are not a party to any material pending legal proceedings and are not aware of any claims, litigation is inherently unpredictable. Therefore, we could incur judgments or enter into settlements that could have a material adverse effect on our business, financial condition or results of operations.

Management

Executive officers and directors

The following table sets forth the names, ages and positions of our directors and executive officers as of February 6, 2015:

Name	Age	Position(s)

James G. Conroy	45	President, Chief Executive Officer and Director
Gregory V. Hackman	53	Chief Financial Officer and Secretary
Paul Iacono	54	Vice President of Business Development
Laurie Grijalva	57	Chief Merchandising Officer
Peter Starrett	67	Chairman of the Board
Greg Bettinelli	42	Director
Brad J. Brutocao	41	Director
Christian B. Johnson	34	Director
Brenda I. Morris	49	Director
J. Frederick Simmons	60	Director

Executive officers

James G. Conroy.    Mr. Conroy has been a director and our President and Chief Executive Officer since 2012. Prior to joining Boot Barn, Mr. Conroy was with Claire's Stores, Inc. from 2007 to 2012 where Mr. Conroy served as Chief Operating Officer and Interim Co-Chief Executive Officer in 2012, President from 2009 to 2012 and Executive Vice President from 2007 to 2009. Before joining Claire's Stores, Inc., Mr. Conroy was also employed by Blockbuster Entertainment Group from 1996 to 1998, Kurt Salmon Associates from 2003 to 2005 and Deloitte Consulting in various key capacities. Mr. Conroy received a bachelor's degree in business management and marketing and a master's degree in business administration from Cornell University. We believe Mr. Conroy is qualified to serve on our board of directors because of his expertise in the strategic and operational aspects of the retail industry, which he has gained during his 22 years working in the industry.

Gregory V. Hackman.    Mr. Hackman has been our Chief Financial Officer and Secretary since January 2015. Prior to joining Boot Barn, Mr. Hackman was with Claire's Stores, Inc. from 2008 to 2015 where Mr. Hackman served as Vice President of Finance and Global Controller. Before joining Claire's Stores, Inc., Mr. Hackman served in a variety of financial roles, first at the May Department Stores Company, Inc. and then at Macy's, Inc., for more than 20 years with responsibilities including financial planning, reporting and analysis, expense planning and payroll. Mr. Hackman also has experience in public accounting. Mr. Hackman received a B.S.B.A. from the University of Missouri.

Paul Iacono.    Mr. Iacono has been our Vice President of Business Development since January 2015. From 2009 through January 2015, he was our Chief Financial Officer and, from 2012 through January 2015 he was our Secretary. From 2006 to 2009, Mr. Iacono was a CFO partner with Tatum LLC where he provided interim CFO services to companies in transition including Logistics Express, Big Train and Kate Somerville. From 2000 to 2006, Mr. Iacono was the Chief Financial Officer of Pinecreek Capital, a small business investment company (SBIC). Prior to 2000, Mr. Iacono held various financial executive and director level positions primarily with plastics manufacturing businesses. Mr. Iacono received his bachelor's degree in business administration from California State University, Fullerton and an executive master's degree in business administration from Pepperdine University.

Laurie Grijalva.    Ms. Grijalva has been our Chief Merchandising Officer since July 2014. From 2004 through July 2014, she was our Vice President of Buying and Merchandising. Ms. Grijalva joined Boot Barn in 1993 as Senior Merchant and has served in a variety of capacities since that time. Prior to joining Boot Barn, Ms. Grijalva was employed by LeRoy Knitted Sportswear, Grunewald Marx Apparel and Shelley's Tall Girl Shops.

Directors

Biographical information for Mr. Conroy is provided above under "Executive officers". Certain biographical information for our other directors is set forth below.

Peter Starrett.    Mr. Starrett has served as Chairman of the Board since 2012 and as a member of our board of directors since 2011. From May to November of 2012, Mr. Starrett served as our interim Chief Executive Officer. Mr. Starrett has over 30 years of experience in the retail industry. In 1998, Mr. Starrett founded Peter Starrett Associates, a retail advisory firm, and has served as its President since that time. From 1990 to 1998, Mr. Starrett served as the President of Warner Bros. Studio Stores Worldwide, a specialty retailer. Previously, he was Chairman and Chief Executive Officer at The Children's Place, a specialty clothing retailer. Prior to that, he held senior executive positions at both Federated Department Stores and May Department Stores, each a department store retailer. Mr. Starrett also serves as Chairman of the board of directors of Pacific Sunwear, Inc., a clothing retailer, and serves on the boards of directors of Floor & Decor, Inc., a retailer of hard surface flooring, hhgregg, Inc., a retailer of appliances and consumer electronics, and PETCO Animal Supplies, Inc., a retailer of pet food and supplies. Mr. Starrett also has served on the board of directors of Guitar Center, a retailer of musical instruments. Mr. Starrett received a bachelor's degree from the University of Denver and received a master's degree in business administration from Harvard University. We believe that Mr. Starrett is qualified to serve on our board of directors because of his extensive experience as an officer and director of both public and private companies in the retail industry.

Greg Bettinelli.    Mr. Bettinelli has served as a member of our board of directors since 2012. Mr. Bettinelli has over 15 years of experience in the Internet and e-commerce industries. Since January 2014, Mr. Bettinelli has been a Partner with Upfront Ventures, a venture capital firm. From 2009 to 2013, Mr. Bettinelli was the Chief Marketing Officer for HauteLook, a leading online flash-sale retailer. From 2008 to 2009, Mr. Bettinelli was Executive Vice President of Business Development and Strategy at Live Nation, a ticketing business. From 2003 to 2008, Mr. Bettinelli held a number of leadership positions at eBay, including Senior Director of Business Development at StubHub and Director of Event Tickets and Media. Mr. Bettinelli also serves on the board of directors of hhgregg, Inc., a retailer of appliances and consumer electronics. Mr. Bettinelli received a bachelor's degree from the University of San Diego and a master's degree in business administration from Pepperdine University. We believe that Mr. Bettinelli is qualified to serve on our board of directors because of his extensive experience in online retail marketing and e-commerce.

Brad J. Brutocao.    Mr. Brutocao has served as a member of our board of directors since 2011. In 1997, Mr. Brutocao joined Freeman Spogli & Co., a private equity investment firm and our controlling stockholder, and, in 2008, became a partner. From 1995 to 1997, Mr. Brutocao was employed by Morgan Stanley & Co. Incorporated in the Mergers and Acquisitions Group and Corporate Finance Department. Mr. Brutocao currently serves on the boards of directors of the parent entities of Arhaus LLC, a home furnishings retailer, Floor & Decor, Inc., a retailer of hard surface flooring, Paradies Holdings LLC, an operator of retail stores and restaurants in airports, and Plantation Products LLC, a supplier of lawn and garden consumables. Mr. Brutocao received his bachelor's degree from the University of California, Los Angeles. We believe that Mr. Brutocao is qualified to serve on our board of directors because of his experience managing investments in, and serving on the boards of, companies operating in the retail and consumer industries.

Christian B. Johnson.    Mr. Johnson has served as a member of our board of directors since 2011. In 2006, Mr. Johnson joined Freeman Spogli & Co., a private equity investment firm and our controlling stockholder, and, in December 2011, became a principal. From 2003 to 2006, Mr. Johnson was employed by Wachovia Securities (now Wells Fargo Securities) in the Leveraged Finance Group. Mr. Johnson currently serves on the board of directors of the parent entity of First Watch Restaurants, Inc., a breakfast, brunch and lunch restaurant chain. Mr. Johnson received his bachelor's degree from Colgate University. We believe that Mr. Johnson is qualified to serve on our board of directors because of his experience and insights into strategic expansion opportunities, transactional structuring and debt and equity financing.

Brenda I. Morris.    Ms. Morris was appointed to our board of directors in September 2014. Ms. Morris has over 30 years of experience in finance, accounting and operations roles, with over 20 years in the consumer products, retail and wholesale sectors. Since August 2014, Ms. Morris has worked as an independent consultant. From 2013 to August 2014, Ms. Morris served as Chief Financial Officer for 5.11 Tactical, a tactical gear and apparel wholesaler and retailer. From 2011 to 2013, Ms. Morris was the Chief Financial Officer for Love Culture, a young women's fashion retailer. From 2009 to 2011 Ms. Morris was the Chief Financial Officer for Icicle Seafoods, a premium seafood processor and distributor. Ms. Morris was also Chief Operating Officer and Chief Financial Officer of iFloor.com from 2007 to 2009, Chief Financial Officer at Zumiez Inc. from 2003 to 2007, Director of Finance and then Vice President/Chief Financial Officer at K2 Corporation from 1999 to 2003, Controller at Unionbay Sportswear from 1995 to 1999, Controller at Bowers Machine from 1992 to 1995 and held various senior accounting roles at UtilX Corporation from 1987 to 1992 and Wilcox Family Farms from 1984 to 1987. Ms. Morris is a graduate of Pacific Lutheran University, where she earned a bachelor's degree in business administration with a concentration in accounting, and she earned her master's degree in business administration from Seattle University. Ms. Morris has served on the Pacific Lutheran University Board of Regents from May 2011 to present and is the current Vice-Chair of that board. Ms. Morris has served on several non-profit boards in various capacities, including Treasurer, and on an audit committee and a compensation committee. Ms. Morris is a Certified Public Accountant (inactive), Certified Management Accountant (inactive) and Certified Global Management Accountant. We believe that Ms. Morris is qualified to serve on our board of directors because her extensive experience in accounting and executive management provides her with the ability to share valuable insights into financial reporting, corporate finance, transactional knowledge and operations.

J. Frederick Simmons.    Mr. Simmons has served as a member of our board of directors since 2011. In 1986, Mr. Simmons joined Freeman Spogli & Co., a private equity investment firm and our controlling stockholder, and became a partner in 1991. Prior to joining Freeman Spogli & Co., Mr. Simmons was a Vice President at Bankers Trust Company, specializing in lending to leveraged buyouts. From 1978 to 1984, he held other key positions with Bankers Trust, including responsibility for middle-market lending in Southern California and serving in the Commercial Banking Group in New York City. Mr. Simmons also serves on the board of directors of the parent entities of PETCO Animal Supplies, a retailer of pet food and supplies, Smile Brands Group, a provider of support services to dental practices, and totes››Isotoner Holdings Corp., a designer, marketer and distributor of high quality branded rain products, cold weather products, footwear and related accessories. Mr. Simmons received his bachelor's degree from Williams College and his master's degree in business administration from New York University. We believe that Mr. Simmons is qualified to serve on our board of directors because of his extensive experience as a board member of numerous retail and consumer businesses and his extensive experience and insight into strategic expansion opportunities, capital markets and capitalization strategies.

Composition of the board of directors

Currently our board of directors consists of seven directors. Our amended and restated bylaws provide that our board of directors will consist of the number of directors that our board of directors may determine from time to time, up to a maximum of nine directors. Our board of directors has determined that Mr. Bettinelli, Ms. Morris and Mr. Starrett are currently independent for the purpose of serving on our board of directors under the independence standards promulgated by the NYSE. Messrs. Brutocao, Johnson and Simmons will be independent for this purpose under those standards beginning in March 2015. Until that time, we intend to rely on the NYSE's transition rules applicable to companies completing an initial public offering.

Upon the completion of this offering, Freeman Spogli & Co. will control approximately 53.4% of the total voting power of our outstanding common stock, assuming no exercise by the underwriters of their option to purchase additional shares of common stock in this offering. As a result, we will continue to be considered a "controlled company" under the corporate governance listing standards of the NYSE. As a controlled company, we are and will be exempt from the obligation to comply with certain NYSE corporate governance requirements, including the following:

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that a majority of our board of directors consists of "independent directors", as defined under the rules of the NYSE;

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that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

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that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

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that there be an annual performance evaluation of our corporate governance and nominating committee and compensation committee.

These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our audit committee within the applicable time frame. Except as specifically noted in this prospectus, we comply and intend to comply with all of the corporate governance requirements of the NYSE, regardless of any exemption from those requirements available to us as a controlled company.

Board committees

Our board of directors has established the following committees: an audit committee, a compensation committee and a corporate governance and nominating committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit committee

Our audit committee provides oversight of our accounting and financial reporting process, the audit of our financial statements and our internal control function. Among other matters, the audit committee is responsible for the following:

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assisting the board of directors in oversight of the independent auditors' qualifications, independence and performance;

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the engagement, retention, oversight, evaluation and compensation of our independent auditors;

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reviewing the scope of the annual audit;

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reviewing and discussing with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements, including the disclosures in our annual and quarterly reports filed with the SEC;

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reviewing our risk assessment and risk management processes;

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reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;

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establishing procedures for receiving, retaining and investigating complaints received by us regarding accounting, internal accounting controls or audit matters; and

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approving audit and permissible non-audit services provided by our independent auditors.

Our audit committee is comprised of Brenda I. Morris, the chair of the committee, Peter Starrett and Greg Bettinelli. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. Our board of directors has determined that Ms. Morris is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the NYSE. Ms. Morris, Mr. Bettinelli and Mr. Starrett are all independent directors as defined under the applicable rules and regulations of the SEC and the NYSE. Our audit committee has a written charter that sets forth our audit committee's purpose and responsibilities.

Compensation committee

Our compensation committee adopts, administers and reviews the compensation policies, plans and benefit programs for our executive officers and all other members of our executive team. Our compensation committee is also responsible for the duties set forth in its written charter, including:

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evaluating annually the performance of our Chief Executive Officer in consultation with the board of directors;

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reviewing and approving corporate goals and objectives relevant to compensation of our Chief Executive Officer;

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determining the compensation of our Chief Executive Officer based on its evaluation and review;

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reviewing and approving the compensation of all other executive officers;

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adopting and administering our equity compensation plans;

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making recommendations regarding non-employee director compensation to the full board of directors;

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reviewing the performance of the compensation committee, including compliance with its charter; and

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retaining and supervising compensation consultants and other advisors to the compensation committee and evaluating independence and conflict of interest issues with respect to these advisors to ensure compliance with applicable laws and listing standards.

Our compensation committee is comprised of Brad J. Brutocao, the chair of the committee, Peter Starrett and J. Frederick Simmons. Mr. Starrett is an independent director as defined under the applicable rules and regulations of the SEC and the NYSE. Our board of directors has determined that Messrs. Brutocao and

Simmons will not be independent under the applicable rules and regulations of the NYSE for the purpose of serving on the compensation committee until March 2015, and until that time we intend to rely on the NYSE's controlled company exemption. The members of our compensation committee, other than Mr. Starrett, are "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code.

Corporate governance and nominating committee

Our corporate governance and nominating committee is responsible for, among other things, making recommendations regarding corporate governance, the composition of our board of directors, identification, evaluation and nomination of director candidates and the structure and composition of committees of our board of directors. In addition, our corporate governance and nominating committee is responsible for:

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identifying individuals qualified to become board members;

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overseeing our corporate governance guidelines;

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approving our committee charters;

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overseeing compliance with our code of business conduct and ethics;

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contributing to succession planning;

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reviewing actual and potential conflicts of interest of our directors and officers;

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overseeing the management evaluation process; and

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overseeing the board self-evaluation process.

Our corporate governance and nominating committee is comprised of Christian B. Johnson, the chair of the committee, Brad J. Brutocao and Brenda I. Morris. Our board of directors has determined that Ms. Morris is currently independent for the purpose of serving on our governance and nominating committee under the applicable rules and regulations of the NYSE, and Messrs. Brutocao and Johnson will be independent under those rules and regulations for this purpose beginning in March 2015, and until that time we intend to rely on the NYSE's controlled company exemption. Our corporate governance and nominating committee has a written charter that sets forth the committee's purpose and responsibilities.

Code of business conduct and ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, including our executive officers and directors, and those employees responsible for financial reporting. As required under the applicable rules and regulations of the SEC and the NYSE, our code of business conduct and ethics addresses, among other things, conflicts of interest, public disclosure, corporate opportunities, confidentiality, fair dealing, protection and proper use of listed company assets, compliance with laws, rules and regulations, whistleblowing and enforcement provisions. Any waiver of our code of business conducts and ethics with regard to our Chief Executive Officer, Chief Financial Officer or persons performing similar functions may only be authorized by our audit committee. The code of business conduct and ethics is available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

Executive and director compensation

All share, per share and related data included in the tables and narratives below reflect the 25-for-1 stock split of our common stock effected on October 27, 2014.

Summary compensation table

The following table presents information regarding the total compensation of our principal executive officer and our two other most highly compensated executive officers for services rendered during fiscal 2014. We refer to these executive officers as our "named executive officers".

Name & principal position	Year	Salary	Non-equity incentive plan compensation(1)	All other compensation(2)	Total

James G. Conroy President, Chief Executive Officer and Director	2014	$600,000	$419,368	—	$1,019,368
Paul Iacono(3) Chief Financial Officer and Secretary	2014	$259,020	$161,038	$10,200	$430,258
Laurie Grijalva Chief Merchandising Officer	2014	$229,615	$75,033	$27,585	$332,233

(1)  Amounts shown represent the annual cash performance-based bonus earned by the named executive officer for fiscal 2014 pursuant to the achievement of certain company and, in the case of Ms. Grijalva, individual performance objectives.

(2)  Amounts shown represent matching contributions to our 401(k) plan for the named executive officers and, in the case of Ms. Grijalva, the cash-out of accrued vacation time.

(3)  Mr. Iacono served as our Chief Financial Officer and Secretary until January 25, 2015. He continues to serve as our Vice President of Business Development.

Narrative disclosure to summary compensation table

Salaries and non-equity incentive awards

Our board of directors assesses salary recommendations made by our senior management after reviewing those recommendations alongside our performance and financial condition for the fiscal year and carefully evaluating each executive officer's performance during the fiscal year, subject to the requirements set forth in any applicable employment agreement. Our board of directors also establishes an annual incentive bonus program designed to reward our senior executives for achieving targeted amounts of a variation of Adjusted EBITDA set at the beginning of the fiscal year, as well as additional individual performance goals in the case of one of our senior executives. Regardless of any bonus criteria set forth in their employment agreements, our board of directors, with the consent of Messrs. Conroy and Iacono, determined that the annual incentive bonus for fiscal 2014 for Messrs. Conroy and Iacono would be based entirely on the achievement of the variation of Adjusted EBITDA target set by our board of directors at the beginning of the fiscal year. If that target was achieved, Mr. Conroy and Mr. Iacono would be awarded bonuses equal to 60% and 50%, respectively, of their base salaries, and if that target were exceeded, then their bonuses would be increased, as a percentage of their base salary, on a sliding scale based on the amount by which the target was exceeded, up to 120% and 100%, respectively, of their base salaries. The annual incentive bonus for fiscal 2014 for Ms. Grijalva was based on the achievement of targets more closely related to individual performance, which consisted of a merchandise margin target and sales targets for our private brands, in addition to that variation of Adjusted EBITDA target, in each case set by our board of directors at the beginning of fiscal 2014. Each of these three bonus components was weighted equally with respect to the determination of Ms. Grijalva's total target bonus amount of 30% of her base salary. In addition, if the Adjusted EBITDA target or the merchandise margin target was exceeded, then the portion of her bonus based on that target, in each case consisting of 10% of her base salary if the target was met, would be increased on a sliding scale based on the amount by which the target was exceeded, up to a maximum amount in each case of 20% of her base salary. No corresponding additional bonus was possible with respect to the bonus component based on sales targets set for our private brands, and therefore the maximum aggregate bonus available to Ms. Grijalva for fiscal 2014 was 50% of her base salary. See "Non-GAAP financial measures" at the beginning of this prospectus.

Employment agreements

The following descriptions of the employment agreements that we have entered into with Messrs. Conroy and Iacono are summaries only. They do not contain complete descriptions of all provisions of those employment agreements and we encourage you to read in their entirety the copies of these agreements that are filed as exhibits to the registration statement of which this prospectus forms a part.

  James G. Conroy

We entered into an employment agreement with Mr. Conroy on November 12, 2012 pursuant to which Mr. Conroy serves as our President and Chief Executive Officer. Mr. Conroy's employment agreement has a term of three years, after which it will automatically renew each year for successive one-year terms unless either party provides written notice of non-renewal or his employment is otherwise terminated, in each case pursuant to the terms of his employment agreement.

Mr. Conroy's employment agreement provides him with a base salary of $600,000 per year. He is also eligible to receive a bonus of 60% of his base salary each year if we achieve our budget, with the opportunity to receive a maximum aggregate bonus of up to 120% of his base salary if we achieve additional performance targets established by our board of directors. For fiscal 2014, his performance target was based on achieving a budgeted variation of Adjusted EBITDA, with the opportunity to earn an additional bonus based on any amount by which that budget was exceeded, as described above. Pursuant to this agreement, Mr. Conroy participates in our health and welfare benefit plans that are generally available to our executives.

If we terminate Mr. Conroy's employment without "Cause" or if he resigns for "Good Reason" (as those terms are defined in his employment agreement), or if we fail to renew his employment agreement, he is entitled to receive, subject to his execution of a valid release of claims, severance pay equal to his base salary for a period of 12 months. If Mr. Conroy's employment is terminated without Cause within one year following a "Change of Control" (as defined in his employment agreement), then in addition to the foregoing payments, he is entitled to receive a bonus equal to 60% of his base salary.

  Paul Iacono

We entered into an employment agreement with Mr. Iacono on November 23, 2011 pursuant to which Mr. Iacono served as our Chief Financial Officer. This agreement was terminated and replaced by a new employment agreement, or the January 2, 2014 Employment Agreement, on January 2, 2014. This new employment agreement was subsequently terminated on January 25, 2015 pursuant to a letter agreement we entered into with Mr. Iacono on January 8, 2015 whereby he agreed to serve as our Vice President of Business Development.

Prior employment agreement.    Mr. Iacono's prior employment agreement provided him with a base salary of $250,000 per year. He was also eligible to participate in our bonus plan and to receive a bonus of up to 50% of his base salary each year if we achieved performance goals (including revenue and EBITDA targets) established by our board of directors.

January 2, 2014 employment agreement.    Mr. Iacono's January 2, 2014 Employment Agreement provided him with a base salary of $261,363 per year. He was also eligible to participate in our bonus plan upon achieving certain revenue targets and other goals established by our board of directors from time to time. Mr. Iacono was eligible to earn a target bonus of 50% of his base salary. For fiscal 2014, his performance target was based on achieving a budgeted variation of Adjusted EBITDA, with the opportunity to earn an additional bonus based on any amount by which that budget was exceeded, as described above. Mr. Iacono was eligible to participate in our benefit plans and programs that are generally available to our executives.

If we terminated Mr. Iacono's employment without "Cause" or if he resigned for "Good Reason" (as those terms were defined in the January 2, 2014 Employment Agreement), he was entitled to receive, subject to his execution of a valid release of claims, severance pay equal to his base salary for a period of nine months and a prorated bonus payment. If Mr. Iacono's employment terminated due to his death or "Disability" (as defined in his employment agreement), he or his personal representatives or heirs were entitled to receive, subject to execution of a valid release of claims, severance pay equal to his base salary for three months and a prorated bonus payment.

  Restrictive covenants

Each of our named executive officers is subject to certain non-solicitation restrictions while employed and after termination of employment. In addition, each of our named executive officers is subject to confidentiality and non-disparagement restrictions.

  Laurie Grijalva

Ms. Grijalva was not party to a written employment agreement in fiscal 2014, but her compensation arrangements for that fiscal year were formalized in an employment agreement, effective May 11, 2014, pursuant to which Ms. Grijalva serves as our Vice President of Buying and Merchandising. The following description of the Ms. Grijalva's employment agreement is a summary only. It does not contain a complete description of all provisions of her employment agreement and we encourage you to read in its entirety the copies of this agreement that is filed as an exhibit to the registration statement of which this prospectus forms a part.

That employment agreement provides her with a base salary of $245,000 per year. She is eligible to participate in our bonus plan, and her potential target bonus compensation is 30% of her base salary each year, based upon meeting goals (including targets based on individual performance and a budgeted variation of Adjusted EBITDA) established by us, with the opportunity to earn an additional bonus based on any amount by which certain targets are exceeded, as described above. Ms. Grijalva is eligible to participate in our sponsored health and welfare benefit plans available to other similarly situated officers of the Company. Ms. Grijalva receives reimbursement for reasonable business expenses of the type authorized by the Company.

If we terminate Ms. Grijalva's employment without "Cause" (as defined in her employment agreement), then she is entitled to receive, subject to her execution of a valid release of claims, severance pay equal to her base salary for a period of six months.

Outstanding equity awards at fiscal year end

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of March 29, 2014.

	Number of securities underlying unexercised options(1)
				Option exercise price		Option expiration date
Name	Exercisable (#)		Unexercisable (#)

James G. Conroy(3)	59,790		239,160	$7.47	(2)	December 21, 2022
	59,790		239,160	$11.21	(2)	December 21, 2022
Paul Iacono(4)	39,250		58,875	$4.00	(2)	January 27, 2022
	39,250		58,875	$8.00	(2)	January 27, 2022
Laurie Grijalva(4)	16,125	(5)	—	$0.00		March 24, 2018
	39,250		58,875	$4.00	(2)	January 27, 2022
	39,250		58,875	$8.00	(2)	January 27, 2022

(1)  All of the options reflected in this table were granted pursuant to our 2011 Equity Incentive Plan, except for 16,125 options granted to Ms. Grijalva under our 2007 Stock Incentive Plan. Under the 2011 Equity Incentive Plan, there is no automatic acceleration of vesting upon a change of control. All options granted under our 2007 Stock Incentive Plan are fully vested. Our right to repurchase shares of common stock issued upon exercise of options upon termination of employment terminated upon consummation of our initial public offering.

(2)  Reflects the exercise price as applicable to the options as of March 29, 2014. In connection with the special dividend that was paid to our stockholders on April 17, 2014, the exercise price of the unexercisable portion of these options was reduced by $2.00 per share, which was the amount of the dividend paid to our stockholders. No modifications were made to any other terms of the previously issued stock options in connection with the special dividend. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Financing activities".

(3)  Stock options granted to Mr. Conroy vested or vest in five equal annual installments beginning December 21, 2013, subject to his continued employment with us.

(4)  Except as otherwise indicated, stock options granted to Mr. Iacono and Ms. Grijalva vested or vest in five equal annual installments beginning January 27, 2013, subject to his or her continued employment with us.

(5)  Stock options granted to Ms. Grijalva were fully vested on December 12, 2011.

  401(k) plan

We currently maintain, and following the offering will continue to maintain, a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements. Under our 401(k) plan, employees may elect to defer a portion of their eligible compensation subject to applicable annual Code limits. Under the 401(k) plan, we make matching contributions to participants equal to 100% of the participant's elective deferrals, up to a maximum of 3% of the participant's annual compensation, and 50% of the participant's additional elective deferrals, up to a maximum of 5% of the participant's annual compensation. We intend for the 401(k) plan to qualify under Sections 401(a) and 501(a) of the Code so that contributions by employees to the 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

  Severance benefits

See "Executive and director compensation—Narrative disclosure to summary compensation table—Employment agreements" for a description of payments that may be made to our named executive officers in connection with their termination of employment.

2011 Equity Incentive Plan and 2007 Stock Incentive Plan

None of our named executive officers received grants of equity awards in fiscal 2014. We maintain our 2011 Equity Incentive Plan, pursuant to which there were 2,482,750 non-qualified stock options outstanding as of March 29, 2014 after giving effect to our 25-for-1 stock split described above, and our 2007 Stock Incentive Plan, pursuant to which there were 32,250 non-qualified stock options outstanding as of March 29, 2014 after giving effect to that 25-for-1 stock split. The options outstanding under these plans were granted to our or our subsidiaries' employees, consultants and non-employee directors, and include the option awards granted to our named executive officers prior to fiscal 2014 and described in the immediately preceding table. We intend to cease granting awards under each of these plans upon the implementation of our 2014 Equity Incentive Plan described below.

2014 Equity Incentive Plan

The following is a summary of the material terms of our 2014 Equity Incentive Plan.

Our 2014 Equity Incentive Plan provides for the grant of incentive stock options and nonstatutory stock options, stock appreciation rights, restricted stock and stock unit awards, performance units, stock grants, qualified performance-based awards and other stock or stock-based awards, which we collectively refer to as "awards", in connection with our 2014 Equity Incentive Plan. Directors, officers and other employees of the Company and our subsidiaries and commonly controlled affiliates, as well as others performing consulting or advisory services for us, are eligible for grants under our 2014 Equity Incentive Plan. The purpose of our 2014 Equity Incentive Plan is to provide incentives that attract, retain and motivate highly competent directors, officers, employees and consultants to promote the success of our business.

Administration

Our 2014 Equity Incentive Plan is administered by the compensation committee of the board of directors. The board of directors itself may also exercise any of the powers and responsibilities under our 2014 Equity Incentive Plan. Subject to the terms of our 2014 Equity Incentive Plan, the plan administrator selects the recipients of awards and determines, among other things:

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the number of shares of common stock covered by the awards and the dates upon which such awards shall become exercisable or any restrictions lapse, as applicable;

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the type of award and the exercise or purchase price and method of payment for each such award;

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the vesting period for awards, risks of forfeiture and any potential acceleration of vesting or lapses in risks of forfeiture; and

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the duration of awards.

All decisions, determinations and interpretations by the compensation committee with respect to our 2014 Equity Incentive Plan and the terms and conditions of or operation of any award are final and binding on all participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under our 2014 Equity Incentive Plan or any award.

Available shares

The aggregate number of shares of our common stock which may be issued or used for reference purposes under our 2014 Equity Incentive Plan or with respect to which awards may be granted, may not exceed 1,600,000 shares. These shares may be either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under our 2014 Equity Incentive Plan are for any reason canceled, or expire or terminate unexercised, the number of shares covered by such awards will again be available for the grant of awards under our 2014 Equity Incentive Plan. In addition, (i) shares used to pay the exercise price of a stock option and (ii) shares delivered to or withheld by us to pay the withholding taxes related to an award do not count as issued under our 2014 Equity Incentive Plan and will therefore again be available for the grant of future awards. The maximum number of shares of common stock (or, in the case of cash-settled awards, the stock equivalent based on the fair market value at the grant date) that may be subject to awards granted to any one participant during a calendar year shall be 500,000 or, in the case of a director, 10,000.

Adjustment for corporate actions

In the event of any change in the outstanding shares of common stock as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar distribution with respect to the shares of common stock, an appropriate and proportionate adjustment will be made in (i) the maximum numbers and kinds of shares subject to our 2014 Equity Incentive Plan, (ii) the numbers and kinds of shares or other securities subject to then outstanding awards, (iii) the exercise price for each share or other unit of any other securities subject to then outstanding stock options or stock appreciation rights, or SARs (without change in the aggregate purchase price as to which such stock options or SARs remain exercisable), and (iv) the repurchase price of each share of restricted stock then subject to a risk of forfeiture in the form of a Company repurchase right. Any such adjustment in awards will be determined and made by the compensation committee in its sole discretion.

Eligibility for participation

Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to receive awards under our 2014 Equity Incentive Plan. The selection of participants is within the sole discretion of the compensation committee.

Awards

The following sections briefly describe the principal features of the various awards that may be granted under our 2014 Equity Incentive Plan.

Incentive stock options.    Incentive stock options are intended to qualify as incentive stock options under Section 422 of the Code, and are granted pursuant to incentive stock option agreements. The plan administrator determines the exercise price for an incentive stock option, which may not be less than 100% of the fair market value of the stock underlying the option determined on the date of grant. In addition, incentive stock options granted to participants who own, or are deemed to own, more than 10% of our voting stock, must have an exercise price not less than 110% of the fair market value of the stock underlying the option determined on the date of grant. No incentive option may be exercised on or after the tenth anniversary of the grant date (or after the fifth anniversary with respect to a participant who owns, or is deemed to own, more than 10% of our voting stock).

Nonstatutory stock options.    Nonstatutory stock options are not intended to qualify as incentive stock options under Section 422 of the Code and are granted pursuant to nonstatutory stock option agreements. The plan administrator determines the exercise price for a nonstatutory stock option.

Stock appreciation rights.    A SAR, entitles a participant to receive a payment equal in value to the difference between the fair market value of a share of stock on the date of exercise of the SAR over the grant price of the SAR. SARs may be granted in tandem with a stock option, such that the recipient has the opportunity to exercise either the stock option or the SAR, but not both. The exercise price (above which any appreciation is measured) may not be less than 50% of the fair market value of the common stock on the date of grant of the SAR or, in the case of a SAR granted in tandem with a stock option, the exercise price of the related stock option. In addition, SARS related to options which can only be exercised following a change of control may entitle the participant to receive an amount based upon the highest price paid for stock in the change of control or paid during the 30 days prior to the change of control. The SAR may be settled in cash, in shares of our common stock, or a combination. The terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of any SAR are determined by the administrator at the time of the grant of award and are reflected in the award agreement.

Restricted stock and stock units.    A restricted stock award or restricted stock unit award is the grant of shares of our common stock either currently (in the case of restricted stock) or at a future date (in the case of restricted stock units) at a price determined by the administrator (including zero), that is nontransferable and is subject to substantial risk of forfeiture until specific conditions or goals are met. Conditions are typically based on continuing employment. During the period of restriction, participants holding shares of restricted stock shall, except as otherwise provided in an individual award agreement, have full voting and dividend rights with respect to such shares which dividends may be required to be deferred until the close of the applicable restriction period or reinvested in additional shares of restricted stock, as determined by the plan administrator. Participants holding restricted stock units may be entitled to receive payments equivalent to any dividends declared with respect to the common stock referenced in the grant of the restricted stock units, but only following the close of the applicable restriction period and then only if the underlying common stock has been earned. The restrictions lapse in accordance with a schedule or other conditions determined by the administrator.

Performance units.    A performance unit award is a contingent right to receive a predetermined number of shares of our common stock if certain performance goals are met. The value of performance units depends on the degree to which the specified performance goals are achieved. The administrator may, in its discretion, pay earned performance shares in cash, or stock, or a combination of both. Furthermore, based on the level of performance, the number of shares issued upon achievement of specified levels of performance could be more than the number of performance units. At the discretion of the compensation committee, participants may be entitled to receive any dividends declared with respect to stock that has been earned in connection with the grants of performance units but not yet distributed to participants.

The compensation committee has discretion to select the length of any applicable restriction or performance period, the kind and/or level of the applicable performance goal, and whether the performance goal is to apply to us, one of our subsidiaries or any division or business unit, or to the recipient, provided, that any performance goals with respect to qualified performance-based awards be objective and otherwise meet the requirements of Section 162(m) of the Code. Generally, a recipient is eligible to receive payment under a qualified performance-based award only if the applicable performance goal or goals are achieved within the applicable performance period, as determined by the compensation committee.

Stock grants.    A stock grant is an award of shares of common stock without restriction. Stock grants may only be made in limited circumstances, such as in lieu of other earned compensation or as inducement grants or achievement awards. Stock grants are made without any forfeiture conditions.

Qualified performance-based awards.    Qualified performance-based awards include performance criteria intended to satisfy Section 162(m) of the Code. Section 162(m) of the Code limits our federal income tax deduction for compensation to certain specified senior executives to $1.0 million dollars, but excludes from that limit "performance-based compensation". Any form of award permitted under our 2014 Equity Incentive Plan other than stock grants, may be granted as a qualified performance-based award, but in each case are subject to satisfaction of performance goals or (in the case of stock options) based on continued service. The performance criteria used to establish performance goals are limited to the following: (i) cash flow (before or after dividends), (ii) earnings per share (including, without limitation, earnings before interest, taxes, depreciation and amortization), (iii) stock price, (iv) return on equity, (v) stockholder return or total stockholder return, (vi) return on capital (including, without limitation, return on total capital or return on invested capital), (vii) return on investment, (viii) return on assets or net assets, (ix) market capitalization, (x) economic value added, (xi) debt leverage (debt to capital), (xii) revenue, (xiii) sales or net sales, (xiv) backlog, (xv) income, pre-tax income or net income, (xvi) operating income or pre-tax profit, (xvii) operating profit, net operating profit or economic profit, (xviii) gross margin, operating margin or profit margin, (xix) return on operating revenue or return on operating assets, (xx) cash from operations, (xxi) operating ratio, (xxii) operating revenue, (xxiii) market share improvement, (xxiv) general and administrative expenses and (xxv) customer service. No adjustments to any qualified performance-based awards may be made if such adjustment would cause such award to provide other than "performance-based compensation" within the meaning of Section 162(m) of the Code.

Other stock unit award.    An other stock unit award is an award of stock or other award that is valued in whole or in part by reference to, or is otherwise based on, stock or other property. Such other stock unit awards may be granted either alone or in addition to any other award under the 2014 Equity Incentive Plan. Other stock unit awards may be paid in stock, cash or any other form of property as the compensation committee shall determine. Other stock unit awards granted to employees subject only to continued employment conditions have a vesting period of not less than three years. Other stock unit awards may be subject to restrictions on transfer as set forth in the 2014 Equity Incentive Plan and the applicable award agreement.

Transferability

Awards granted under our 2014 Equity Incentive Plan are generally nontransferable (other than by will or the laws of descent and distribution), except that the compensation committee may provide for the transferability of nonstatutory stock options at the time of grant or thereafter to certain family members.

Transactions

In the event of a transaction involving (i) any merger or consolidation of the Company, (ii) any sale or exchange of all of the common stock of the Company, (iii) any sale, transfer or other disposition of all or substantially all of the Company's assets, or (iv) any liquidation or dissolution of the Company, the compensation committee may, with respect to all or any outstanding stock options and SARs, (1) provide that such awards will be assumed, or substantially equivalent rights shall be provided in substitution therefore by the acquiring or succeeding entity, (2) provide that the recipient's unexercised awards will terminate immediately prior to the consummation of such transaction unless exercised within a specified period following written notice to the recipient, (3) provide that outstanding awards shall become exercisable in whole or in part prior to or upon the occurrence of the transaction, (4) provide for cash payments generally equal to the amount (if positive) of the spread on such awards based on the applicable acquisition price (with any awards whose exercise price is greater than such acquisition price being canceled without consideration), net of applicable tax withholdings, to be made to the recipients, (5) provide that, in connection with a liquidation or dissolution of the Company, awards shall convert into the right to receive liquidation proceeds net of the exercise price of the awards and any applicable tax withholdings or (6) any combination of the foregoing. With respect to outstanding awards other than stock options or SARs, upon the occurrence of a transaction other than a liquidation or dissolution of the Company that is not part of another form of transaction, the repurchase and other rights of the Company under each such award will transfer to the Company's successor. Upon the occurrence of a liquidation or dissolution of the Company that is not part of another form of transaction, all risks of forfeiture and performance goals applicable to such other awards will automatically be deemed terminated or satisfied, unless specifically provided to the contrary in the award agreement or other applicable agreement between the Company and the holder. Any determinations required to carry out any of the foregoing will be made by the compensation committee in its sole discretion.

Change of control

Subject to any contrary provisions in any applicable award agreement, upon the occurrence of a change of control:

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all outstanding unvested awards and awards subject to a risk of forfeiture, other than awards conditioned on the achievement of performance goals, will immediately become vested in full and no longer be subject to any risk of forfeiture unless they are assumed or otherwise continued in a manner satisfactory to the compensation committee, or substantially equivalent rights are provided in substitution for such awards, in each case by the acquiring or succeeding entity or one of its affiliates; and

•
if a pro rata portion of the performance goals under awards conditioned on the achievement of performance goals or other business objectives has been achieved as of the effective date of the change of control, then such performance goals or other business objectives shall be deemed satisfied as of such change of control with respect to a pro rata portion of the number of shares subject to the original award. The pro rata portion of the performance goals or other business objectives and the number of shares subject to the original awards shall each be based on the length of time within the performance period which has elapsed prior to the change of control. The pro rata portion of any award deemed earned in this manner will be paid out within 30 days following the change of control. The remaining portion of such an award that is not eligible to be deemed earned as of the change of control will be deemed to have been satisfied, earned or forfeited as of the change of control in such amounts as the compensation committee shall determine in its sole discretion unless that remaining portion is assumed by the acquiring or succeeding entity or one of its affiliates, which will be deemed to occur if that remaining portion is subjected to (i) comparable performance goals based on the post-change of control business of the acquiror or succeeding entity or one of its affiliates, and (ii) a measurement period using a comparable period of time to the original award, each in a manner satisfactory to the compensation committee.

Under our 2014 Equity Incentive Plan, a change of control is defined as the occurrence of any of the following: (1) a transaction, as described above, unless securities possessing more than 50% of the total combined voting power of the resulting entity or ultimate parent entity are held by one or more persons who held securities possessing more than 50% of the total combined voting power of the Company immediately prior to the transaction; (2) any person or group of persons, excluding the Company and certain other related entities, directly or indirectly acquires beneficial ownership of securities possessing more than 50% of the total combined voting power of the Company, unless pursuant to a tender or exchange offer that the Company's board of directors recommends stockholders accept; or (3) over a period of no more than 36 consecutive months there is a change in the composition of the Company's board such that a majority of the board members ceases to be composed of individuals who either (i) have been board members continuously since the beginning of that period or (ii) have been elected or nominated for election as board members during such period by at least a majority of the remaining board members who have been board members continuously since the beginning of that period; or (4) a majority of the board members vote in favor of a decision that a change of control has occurred.

Amendment and termination

Our board of directors may at any time amend any or all of the provisions of our 2014 Equity Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise, subject to stockholder approval of certain amendments as required by the plan or applicable law or stock exchange requirement. Unless otherwise required by law or specifically provided in our 2014 Equity Incentive Plan, the rights of a participant under awards granted prior to any amendment, suspension or termination may not be adversely affected without the consent of the participant. Our 2014 Equity Incentive Plan expires after 10 years.

Allocation of awards; plan benefits

Under our 2014 Equity Incentive Plan, our compensation committee granted an option to purchase 99,650 shares of our common stock to James G. Conroy, our Chief Executive Officer, on October 29, 2014. This option vests and becomes exerciseable with respect to one-sixth or one-third of such shares on each of the third, fourth and fifth anniversaries of the grant date subject to both our continued employment of Mr. Conroy and the achievement of performance goals based on the trading price of our common stock prior to the third anniversary of the effective date of grant. Under our 2014 Equity Incentive Plan, our compensation committee also granted 3,125 shares of our common stock to Brenda I. Morris, one of our non-employee directors, and an aggregate of 27,188 shares of our common stock to a number of our employees other than our executive officers on October 29, 2014. The shares granted to Ms. Morris are subject to forfeiture provisions that lapse on the first anniversary of the grant date subject to her continued service as a member of our board of directors. The shares granted to our non-executive employees are also subject to forfeiture provisions, which lapse with respect to 25% of the shares on each anniversary of grant date subject to their continued employment. It is not presently possible to determine the dollar value of other award payments that may be made or the number of other options, shares of restricted stock, restricted stock units, or other awards that may be granted under our 2014 Equity Incentive Plan in the future, or the individuals who may be selected for such awards because awards under our 2014 Equity Incentive Plan are granted at the discretion of the compensation committee.

Limitation on liability and indemnification matters

Section 145 of the DGCL authorizes a corporation's board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

As permitted by Section 102 of the DGCL, our amended and restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Pursuant to Delaware law, such protection would be unavailable for liability:

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for any breach of a duty of loyalty to us or our stockholders;

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for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

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for an act or omission for which the liability of a director is expressly provided by an applicable statute, including unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

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for any transaction from which the director derived an improper benefit.

Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the amended and restated certificate of incorporation to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of our directors will be limited or eliminated to the fullest extent permitted by Delaware law.

Our amended and restated bylaws further provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

In addition, our amended and restated bylaws also provide that we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the amended and restated bylaws are not exclusive.

We have entered into customary indemnification agreements with each of our directors and executive officers. These agreements, among other things, would require us to indemnify each director and officer to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws for expenses such as, among other things, attorneys' fees, judgments, fines, and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action by or in our right, arising out of the person's services as our director or executive officer or as the director or executive officer of any subsidiary of ours or any other company or enterprise to which the person provides services at our request. In addition, our indemnification agreements also provide that we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the indemnification agreements are not exclusive. We also maintain directors' and officers' liability insurance.

The SEC has taken the position that personal liability of directors for violation of the federal securities laws cannot be limited and that indemnification by us for any such violation is unenforceable. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Director compensation for fiscal 2014

Other than as set forth in the table below, directors who are also our employees or who beneficially own, or are employees of entities that beneficially own, our common stock did not receive in fiscal 2014, and do not currently receive, any compensation for their service as a member of our board of directors or any committee of our board of directors other than the reimbursement of their out-of-pocket expenses incurred in connection with that service. Our other directors received only the following compensation in fiscal 2014 for these services:

Name	Fees earned or paid in cash(1)	All other compensation	Total

Greg Bettinelli	$30,000	—	$30,000
Peter Starrett	$40,000	—	$40,000

(1)  Consists of annual retainer fees.

Our board of directors approved a compensation policy for our directors who are not our employees and who are not affiliated with Freeman Spogli & Co. Under this policy, each of these directors receives an annual retainer fee of $40,000 in cash for serving on our board of directors, and such a director serving as the chairman of our board of directors receives an additional annual retainer fee of $25,000 in cash. The chairman of our audit committee, if such a director, also receives an additional annual retainer fee of $15,000 in cash. Each of these retainer fees is paid in quarterly installments at the beginning of each of our fiscal quarters. The first quarterly payment of retainer fees under this policy was made at the beginning of our fourth fiscal quarter of fiscal 2015 and included, in addition to the full quarterly payment for that fourth fiscal quarter, a pro rata payment for our third fiscal quarter based on the service period beginning on October 29, 2014 and ending on December 26, 2014. In addition, beginning in fiscal 2017, we will grant under our 2014 Equity Incentive Plan shares of our common stock with a value of $50,000 to each of these directors in the month of May. These shares will be subject to forfeiture provisions that will lapse on the first anniversary of the date of grant subject to continued service as a member of our board of directors. No other compensation will be paid to members of our board of directors or members of committees of our board of directors under this policy, but our compensation committee separately approved the grant under our 2014 Equity Incentive Plan of 3,125 shares of our common stock to Brenda I. Morris. These shares are subject to forfeiture provisions that lapse on the first anniversary of the grant date subject to her continued service as a member of our board of directors.

Certain relationships and related party transactions

Other than compensation arrangements with our directors and executive officers, we describe below transactions and series of similar transactions that have occurred this year or during our last three fiscal years to which we were a party or will be a party, in which:

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the amounts involved exceeded or will exceed $120,000; and

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any of our directors, executive officers or holders of more than 5% of our common stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

The following persons and entities that participated in the transactions listed in this section were related persons at the time of the transaction:

John Grijalva, the husband of Ms. Grijalva, works as an independent sales representative for Dan Post Boot Company, Sidran, Inc., Kenco Fashion Inc. and Outback Trading Company, LTD. We purchased merchandise from these suppliers in the aggregate approximate amounts of $9.4 million, $9.8 million, $6.8 million and $5.2 million in the thirty-nine weeks ended December 27, 2014, fiscal 2014, fiscal 2013 and fiscal 2012, respectively. Mr. Grijalva was paid commissions on these sales of approximately $0.7 million, $0.7 million, $0.5 million and $0.4 million, respectively, in these periods, a portion of which were passed on to other sales representatives working for Mr. Grijalva.

Patrick Meany beneficially held more than 5% of Boot Barn Holding Corporation until the Recapitalization and served as our Chief Executive Officer until May 2012. Following his employment, we continued to pay to Mr. Meany his base salary for an additional 18 months following termination in accordance with his employment agreement and we reimbursed a portion of his medical and dental insurance premiums during that period. The aggregate amount of these payments was approximately $0.3 million in fiscal 2013. We lease one store in Paso Robles, California from an entity affiliated with Mr. Meany. The aggregate amount of payments made by us pursuant to that lease was approximately $0.2 million in each of fiscal 2012 and fiscal 2013.

Kenneth Meany is the father of Patrick Meany and beneficially held more than 5% of Boot Barn Holding Corporation until the Recapitalization. We lease six stores from entities affiliated with Mr. Meany. The aggregate amount of payments made by us pursuant to those leases was approximately $1.3 million in fiscal 2012 and $1.3 million in fiscal 2013.

We have agreed to pay the expenses of the selling stockholders related to this offering other than underwriting discounts and commissions.

See also "Prospectus summary—Principal investor", "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Financing activities" and Note 14 to the audited consolidated financial statements and Note 9 to the condensed consolidated financial statements included elsewhere in this prospectus.

Payments relating to our Recapitalization

In connection with the Recapitalization in fiscal 2012, Freeman Spogli & Co. received an advisory services fee of $1.3 million for its services provided to us in structuring and arranging the Recapitalization. In addition, Mr. Starrett received $125,000 in connection with his services provided to us in connection with the Recapitalization.

Registration rights agreement

Pursuant to the terms of a registration rights agreement, Freeman Spogli & Co. and certain other signatories thereto are entitled to various rights with respect to the registration of the resale of their shares of our common stock under the Securities Act. Registration of the resale of any of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased in these resales by affiliates of us.

Demand registration rights

At any time following the expiration or waiver of the lock-up period applicable to our initial public offering, subject to certain conditions and restrictions contained in the registration rights agreement, Freeman Spogli & Co. may require us to use our reasonable best efforts to register the resale of its shares of our common stock under the Securities Act. The resale of the shares offered by Freeman Spogli & Co. in this offering is being registered pursuant to the exercise of this right. Freeman Spogli & Co. may exercise up to two remaining demand registration rights as long as it requests registration with respect to common stock with a fair market value of at least $20 million in each demand registration.

Piggyback registration rights

In the event of a demand registration, or if we propose to register any of our own securities under the Securities Act in a public offering, we will be required to provide notice to the holders of our common stock with registration rights under the registration rights agreement and provide them with the right to include their shares in the registration statement, subject to certain conditions and exceptions contained in the registration rights agreement. The resale of the shares offered by certain of the selling stockholders in this offering is being registered pursuant to the exercise of this right.

Expenses

We are required to bear the registration expenses, other than underwriting fees, discounts and commissions and transfer taxes, associated with any registration of the resale of shares of our common stock held by the holders of our common stock with registration rights under the registration rights agreement.

Indemnification

We have agreed to indemnify each of the stockholders party to the registration rights agreement against certain liabilities in connection with a demand or piggyback registration of shares of common stock, including under the Securities Act.

Indemnification of directors and officers

Our amended and restated bylaws provide that we will indemnify and advance expenses to our directors and executive officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty, except as otherwise prohibited under the DGCL.

We have entered into customary indemnification agreements with each of our directors and executive officers. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL. Our indemnification agreements also provide that we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the indemnification agreements are not exclusive. See "Executive and director compensation—Limitation on liability and indemnification matters".

There is no pending litigation or proceeding involving any of our directors or executive officers to which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or executive officer.

Review, approval or ratification of transactions with related persons

Our board of directors adopted a written statement of policy, effective immediately prior to the completion of our initial public offering, for the evaluation of and the approval, disapproval and monitoring of transactions involving us and "related persons". For the purposes of the policy, "related persons" will include our executive officers, vice presidents, directors and director nominees or their immediate family members, stockholders owning 5% or more of our outstanding common stock or any entity in which any of the foregoing persons is an employee, general partner, principal or holder of a 5% or more ownership interest.

Our related person transactions policy requires:

•
that any transaction in which a related person has a material direct or indirect interest and which exceeds $120,000, which we refer to as a "related person transaction", and any material amendment or modification to a related person transaction, be evaluated and approved or ratified by our audit committee or by the disinterested members of the audit committee, as applicable; and

•
that any employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction must be approved by the compensation committee of our board of directors or recommended by the compensation committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

•
management must disclose to the audit committee or the disinterested members of the audit committee, as applicable, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person's direct or indirect interest in, or relationship to, the related person transaction;

•
management must advise the audit committee or the disinterested members of the audit committee, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness;

•
management must advise the audit committee or the disinterested members of the audit committee, as applicable, as to whether the related person transaction will be required to be disclosed in our SEC filings (to the extent it is required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with SEC rules); and

•
management must advise the audit committee or the disinterested members of the audit committee, as applicable, as to whether the related person transaction constitutes a "personal loan" for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transactions policy provides that the audit committee, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee's status as an "independent", "outside" or "non-employee" director, as applicable, under the rules and regulations of the SEC, the NYSE and the Code. In approving or rejecting any related person transaction, the audit committee or the disinterested members of the audit committee, as applicable, is required to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction.

Prior to the effectiveness of the related persons transaction policy described above, we did not have any formal written policy regarding related party transactions, but any related party transaction was brought to the attention of our board of directors.

Principal and selling stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of February 6, 2015, after giving effect to the 25-for-1 stock split of our common stock effected October 27, 2014, by:

•
each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding shares of common stock;

•
each of our directors;

•
each of our named executive officers;

•
all of our current executive officers and directors as a group; and

•
other selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of our common stock subject to options currently exercisable or exercisable within 60 days of February 20, 2015, are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. Percentage of beneficial ownership is based upon the 25,709,194 shares of our common stock outstanding as of February 20, 2015. To our knowledge, except as set forth in the footnotes to this table and subject to community property laws where applicable, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the persons in this table is: c/o Boot Barn Holdings, Inc., 15776 Laguna Canyon Road, Irvine, California 92618.

						Number of additional shares offered if underwriters' option is exercised in full
	Shares beneficially owned prior to this offering			Shares beneficially owned after this offering assuming no exercise of the underwriters' option			Shares beneficially owned after this offering assuming full exercise of the underwriters' option
			Number of shares being offered
	Number	Percentage		Number	Percentage		Number	Percentage

5% Stockholders:
Freeman Spogli & Co.(1)	17,750,000	69.0%	4,017,269	13,732,731	53.4%	602,815	13,129,916	51.1%
Directors and named executive officers:
Greg Bettinelli(2)	71,390	*	7,139	64,251	*	1,071	63,180	*
Brad J. Brutocao	—	—	—	—	—	—	—	—
Christian B. Johnson	—	—	—	—	—	—	—	—
Brenda I. Morris	3,125	*	—	3,125	*	—	3,125	*
J. Frederick Simmons	—	—	—	—	—	—	—	—
Peter Starrett(3)	352,530	1.4%	35,000	317,530	1.2%	5,000	312,530	1.2%
James G. Conroy(4)	239,160	*	—	239,160	*	—	239,160	*
Gregory V. Hackman	—	—	—	—	—	—	—	—
Paul Iacono(5)	162,875	*	—	162,875	*	—	162,875	*
Laurie Grijalva(6)	133,875	*	—	133,875	*	—	133,875	*

All directors and executive officers as a group (10 persons)	962,955	3.7%	42,139	920,816	3.6%	6,071	914,745	3.6%
Other selling stockholders:
Capitala Finance Corp.(7)	600,000	2.3%	135,795	464,205	1.8%	20,377	443,828	1.7%
Brookside Mezzanine Fund II, L.P.(8)	344,825	1.3%	78,043	266,782	1.0%	11,711	255,071	1.0%
Ampex Retirement Master Trust(9)	37,925	*	8,583	29,342	*	1,288	28,054	*
JJJ Charitable Foundation(10)	17,250	*	3,904	13,346	*	586	12,760	*
Hartford Accident and Indemnity Company(11)	267,050	1.0%	60,440	206,610	*	9,069	197,541	*
Hartford Life and Accident Insurance Company(11)	29,675	*	6,716	22,959	*	1,008	21,951	*
Patrick Meany(12)	650,000	2.5%	147,111	502,889	2.0%	22,075	480,814	1.9%

All other selling stockholders	1,946,725	7.6%	440,592	1,506,133	5.9%	66,114	1,440,019	5.6%

*        Less than one percent.

(1)      FS Equity Partners VI, L.P., or FSEP VI, is the holder of record of 17,026,725 of the indicated shares. FS Affiliates VI, L.P., or FS Affiliates, is the holder of record of 723,275 of the indicated shares. By virtue of being the general partner of FSEP VI, FS Capital Partners VI, LLC has sole voting and dispositive power of the 17,750,000 shares held by FSEP VI and FS Affiliates. By virtue of being the managing members of FS Capital Partners VI, LLC, Brad J. Brutocao, Bradford M. Freeman, Benjamin D. Geiger, Todd W. Halloran, Jon D. Ralph, John M. Roth, J. Frederick Simmons, Ronald P. Spogli and William M. Wardlaw may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock held by FSEP VI and FS Affiliates. Messrs. Brutocao, Freeman, Geiger, Halloran, Ralph, Roth, Simmons, Spogli and Wardlaw have disclaimed beneficial ownership of the shares of Common Stock held by FSEP VI and FS Affiliates except to the extent of their pecuniary interest in the shares. The business address of FSEP VI and FS Capital Partners VI, LLC is c/o Freeman Spogli & Co., 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, CA 90025.

(2)      The indicated shares consist of (i) 12,500 shares held of record and (ii) 58,890 shares subject to outstanding options which are exercisable within 60 days of February 20, 2015.

(3)      The indicated shares consist of (i) 175,000 shares held of record by the Starrett Family Trust, dated April 11, 1999, and (ii) 177,530 shares subject to outstanding options which are exercisable within 60 days of February 20, 2015.

(4)     The indicated shares consist of 239,160 shares subject to outstanding options which are exercisable within 60 days of February 20, 2015.

(5)      The indicated shares consist of (i) 45,125 shares held of record and (ii) 117,750 shares subject to outstanding options which are exercisable within 60 days of February 20, 2015.

(6)     The indicated shares consist of 133,875 shares subject to outstanding options which are exercisable within 60 days of February 20, 2015.

(7)      The indicated shares are held of record by CapitalSouth Partners Fund II and CapitalSouth Partners SBIC Fund III. CapitalSouth Partners F-II, LLC is the general partner of CapitalSouth Partners Fund II and CapitalSouth Partners SBIC F-III, LLC is the general partner of CapitalSouth Partners SBIC Fund III. Both CapitalSouth Partners F-II, LLC and CapitalSouth Partners SBIC F-III, LLC are wholly owned and managed by Capitala Finance Corp. As such, Capitala Finance Corp. has the power to vote and dispose of the indicated shares. The business address for Capitala Finance Corp. is 4201 Congress Street, Suite 360, Charlotte, NC 28209.

(8)     The indicated shares are held of record by Brookside Mezzanine Fund II, L.P. Brookside Mezzanine Partners II, LLC , as the general partner of Brookside Mezzanine Fund II, L.P., has the power to vote and dispose of the indicated shares owned by Brookside Mezzanine Fund II, L.P. Messrs. David D. Buttolph, John N. Irwin III, Corey L. Sclar, Phillip L. Fitting, and Raymond F. Weldon are the managing members of Brookside Mezzanine Partners II, LLC , and as such, may be deemed to be the beneficial owners of the shares of our common stock owned by Brookside Mezzanine Fund II, L.P. Each of Messrs. Buttolph, Irwin, Sclar, Fitting and Weldon disclaims beneficial ownership in the shares except to the extent of his pecuniary interest in them. The business address for Brookside Mezzanine Partners II, LLC is One Stamford Forum, 201 Tresser Boulevard, Suite 330, Stamford, CT 06901.

(9)     The indicated shares are held of record by Ampex Retirement Master Trust. Park AQ Pension Management Inc. is the investment manager of the Ampex Retirement Master Trust and has the power to vote and dispose of the shares of our common stock owned by Ampex Retirement Master Trust. John N. Irwin III is the indirect majority owner of Park AQ Pension Management, Inc. and, as such, has investment and voting power as to these shares. Mr. Irwin has no pecuniary interest in these shares and disclaims beneficial ownership of these shares. The business address of Ampex Retirement Master Trust is c/o Park AQ Pension Management Inc. 201 Tresser Blvd., Suite 300, Stamford, CT 06901.

(10)    JJJ Charitable Foundation is a charitable foundation. The members of the board of directors of the JJJ Foundation have the power to vote and dispose of the shares owned by the JJJ Charitable Foundation and, as such, may be deemed to be the beneficial owners of our shares owned by JJJ Charitable Foundation. The members of the board of directors of JJJ Charitable Foundation are John Irwin, Janet Irwin, Genevieve Irwin (58 Cliffdale Road, Greenwich, CT 06831), Anna Irwin (431 Beacon Street, Apt 3W, Boston, MA 02115), and Jane Droppa (11826 Farside Road, Ellicott City, MD 21042). None of such directors has a pecuniary interest in these shares and each of the trustees disclaims any beneficial interest in these shares. The address of JJJ Charitable Foundation is 201 Tresser Boulevard, Suite 300, Stamford, CT 06901.

(11)    The indicated shares are held of record by Hartford Accident and Indemnity Company and Hartford Life and Accident Insurance Company. Hartford Financial Services Group, Inc. is the parent company of Hartford Accident and Indemnity Company and Hartford Life and Accident Insurance Company. The business address for Hartford Financial Services Group, Inc. is One Hartford Plaza, Hartford, CT 06155.

(12)    The indicated shares consist of (i) 389,550 shares held of record and (ii) 260,450 shares held of record by the Patrick Matthew Meany Exempt Trust. Mr. Meany served as our Chief Executive Officer until May 2012.

Description of capital stock

We have provided below a summary description of our capital stock. This description is not complete. You should read the full text of our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part, as well as the provisions of applicable Delaware law.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.0001 per share. There are presently 25,709,194 shares of our common stock outstanding. Unless our board of directors determines otherwise, shares of our capital stock are in uncertificated form.

Common stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting rights, which means that the holders of a majority of our shares of common stock can elect all of the directors then standing for election.

Holders of shares of our common stock are entitled to receive pro rata dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any series of preferred stock that we may designate in the future.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of the holders of shares of our common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of any series of preferred stock that we may designate in the future.

Preferred stock

Our amended and restated certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of preferred stock in one or more series (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•
the designation of the series;

•
the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares of that series then outstanding;

•
the voting rights, if any, of the holders of the series;

•
whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

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the dates at which dividends, if any, will be payable;

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the rights of priority and amounts payable, if any, on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•
the redemption rights and price or prices, if any, for shares of the series;

•
the terms of any purchase, retirement or sinking fund, if any, provided for shares of the series;

•
the terms, if any, upon which the shares of the series will be convertible into or exchangeable for shares of any other class, classes or series, or other securities, whether issued by our company or by any other entity;

•
restrictions, if any, upon issuance of indebtedness of our company so long as any shares of the series are outstanding; and

•
restrictions, if any, on the issuance of shares of the same series or of any other class or series.

The issuance of preferred stock may adversely affect the rights of holders of our common stock by, among other things:

•
restricting dividends on the common stock;

•
diluting the voting power of the common stock;

•
impairing the liquidation rights of the common stock; or

•
discouraging, delaying or preventing a change in control of our company without further action by the stockholders.

As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock. We have no present plans to issue any shares of preferred stock.

Authorized but unissued capital stock

The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which will apply so long as the common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Options

See "Executive and director compensation—2011 Equity Incentive Plan and 2007 Stock Incentive Plan" for a summary of the relevant terms of our 2011 Equity Incentive Plan and 2007 Stock Incentive Plan.

Registration rights

In addition to rights of sale under Rule 144, several of our existing stockholders, who will hold an aggregate of 15,378,864 shares of our common stock after this offering or 14,704,935 shares of our common stock if the underwriters exercise in full their option to purchase additional shares, will have registration rights which enable them to include their shares in a registration statement we file to allow for the resale of their shares to the public. In addition, Freeman Spogli & Co. will be able to exercise two remaining demand registration rights, each of which would require us to register for resale under the Securities Act its shares of common stock. If any registration rights are exercised, we will generally be responsible for all registration and offering expenses other than underwriter fees, discounts and commissions. For a description of the registration rights agreement, see "Certain relationships and related party transactions—Registration rights agreement".

Anti-takeover effects of our amended and restated certificate of incorporation and amended and restated bylaws and provisions of Delaware law

Undesignated preferred stock

As discussed above, the ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company. Such provisions may also impede or discourage transactions that some, or a majority, or our stockholders might believe to be in their best interests, or in which our stockholders might receive a premium for their shares of common stock over the market price for such shares.

Requirements for advance notification of stockholder meetings, nominations and proposals; board vacancies

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In order for any matter to be "properly brought" before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

Amendments to our amended and restated certificate of incorporation and amended and restated bylaws

The DGCL provides that, unless a corporation's certificate of incorporation provides otherwise, the affirmative vote of holders of shares constituting a majority of the votes of all shares entitled to vote may approve amendments to the certificate of incorporation. Our amended and restated certificate of incorporation does not provide for any different approval requirement.

Our amended and restated certificate of incorporation authorizes our board of directors to adopt, amend, add to, modify or repeal our amended and restated bylaws without stockholder approval.

Limitations on stockholder action by written consent

Our amended and restated bylaws prohibits the taking of any action of our stockholders by written consent without a meeting, unless that action is taken with regard to a matter that has been approved by our board of directors or requires the approval only of certain classes or series of our stock. This may lengthen the amount of time required to take stockholder action.

Exclusive venue

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws and (4) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought in the Court of Chancery of the State of Delaware unless we consent in writing to an alternative forum. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Stockholder meetings

Our amended and restated certificate of incorporation provides that special meetings of the stockholders may be called only by or at the direction of our board of directors. Our amended and restated bylaws allows the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

No cumulative voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting. The absence of cumulative voting makes it more difficult for a minority stockholder to elect a director to our board.

Delaware anti-takeover statute

We have not opted out of, and therefore are subject to, Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

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prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

These provisions generally prohibit or delay the accomplishment of mergers, assets or stock sales or other takeover or change-in-control attempts that are not approved by a company's board of directors. Generally, a business combination includes a merger, an asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting stock. We expect that Section 203 would have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. In such event, we would also anticipate that Section 203 could defer, delay or discourage offers or takeover attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the supermajority stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Corporate opportunity

Our amended and restated certificate of incorporation provides that neither Freeman Spogli & Co. nor its affiliates have any duty to refrain from engaging directly or indirectly in a corporate opportunity in the same or similar lines of business in which we now engage or propose to engage. In addition, in the event that Freeman Spogli & Co. acquires knowledge of a potential transaction or other business or employee thereof, it shall not be liable to us nor to any of our stockholders (or any affiliates thereof) for breach of any fiduciary or other duty by engaging in any such activity and we waive and renounce any claim based on such activity. This provision applies even if the business opportunity is one that we might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so.

Limitations of liability and indemnification

See "Executive and director compensation—Limitation on liability and indemnification matters".

Market listing

Our common stock trades on the NYSE under the symbol "BOOT".

Transfer agent and registrar

The transfer agent and registrar for our common stock is ComputerShare Trust Company, N.A.

Material United States federal income tax consequences to non-U.S. holders of our common stock

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock for cash in this offering. For purposes of this summary, a "non-U.S. holder" means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

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a nonresident alien individual;

•
a foreign corporation (or an entity treated as a foreign corporation for U.S. federal income tax purposes);

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a foreign estate; or

•
a foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in that partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the Code, the U.S. Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative procedures of the Internal Revenue Service, or the IRS, all as in effect as of the date hereof. These authorities are subject to change and to differing interpretations, possibly with retroactive effect, which could result in U.S. federal income tax consequences different from those summarized below. No ruling has been or will be sought from the IRS with respect to the matters summarized below, and there can be no assurance that the IRS will not take a contrary position regarding the U.S. federal income tax consequences of the acquisition, ownership, or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This summary is not a complete analysis of all of the potential U.S. federal income tax consequences relating to the acquisition, ownership, and disposition of our common stock by non-U.S. holders, nor does it address any U.S. federal estate or gift tax consequences, any tax consequences arising under any state, local, or foreign tax laws, any consequences under the 3.8% Medicare contribution tax on net investment income or any consequences under other U.S. federal tax laws. In addition, this discussion does not address tax consequences resulting from a non-U.S. holder's particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:

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partnerships, other pass-through entities, or beneficial owners of interests in those entities;

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S corporations and their stockholders;

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foreign governments or entities they control;

•
"controlled foreign corporations" and their stockholders;

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"passive foreign investment companies" and their stockholders;

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corporations that accumulate earnings to avoid U.S. federal income tax;

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U.S. expatriates and former long-term residents of the U.S.;

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banks, insurance companies and other financial institutions;

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persons subject to the alternative minimum tax;

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tax-exempt pension funds and other tax-exempt organizations;

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tax-qualified retirement plans;

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traders, brokers, and dealers in securities, commodities, or currencies;

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persons that own or have owned, or are deemed to own or have owned, more than 5% of our common stock (except to the extent specifically set forth below);

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persons who hold our common stock as a position in a hedging transaction, "straddle", "conversion transaction" or other risk reduction transaction;

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persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•
persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally property held, for investment purposes); and

•
persons deemed to sell our common stock under the constructive sale provisions of the Code.

Prospective investors should consult their tax advisors regarding the particular U.S. federal income tax consequences to them of acquiring, owning, and disposing of our common stock, as well as any tax consequences arising under any state, local, or foreign tax laws and any other U.S. federal tax laws. Prospective investors should also consult their tax advisors regarding the potential impact of any applicable income tax treaty.

Distributions on common stock

If we make a distribution of cash or property (other than certain stock distributions) with respect to our common stock, or effect one of certain redemptions that are treated for tax purposes as distributions with respect to our common stock, any such distributions or redemptions will constitute dividends for U.S. federal tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If such a distribution exceeds both our current and our accumulated earnings and profits, the excess will be allocated ratably among the shares of common stock with respect to which the distribution is made, will constitute a return of capital, and will first be applied against and reduce the non-U.S. holder's adjusted tax basis in those shares of common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a non-U.S. holder's tax basis in that non-U.S. holder's shares of common stock then will be treated as gain from the sale of that common stock, subject to the tax treatment described below under "Gain on disposition of common stock". A non-U.S. holder's adjusted tax basis in a share of common stock is generally the purchase price of the share, reduced by the amount of any distributions constituting a return of capital with respect to that share.

Any dividend paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty. If a non-U.S. holder is eligible for benefits under an income tax treaty and wishes to claim a reduced rate of withholding, the non-U.S. holder generally will be required to provide us or our paying agent with a properly completed IRS Form W-8BEN, Form W-8BEN-E, or other applicable form, certifying under penalties of perjury the non-U.S. holder's qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of the dividend and must be updated periodically. Special certification requirements apply to non-U.S. holders that hold common stock through certain foreign intermediaries. Non-U.S. holders that do not timely provide the required certifications, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If we are not able to determine whether a distribution will exceed current and accumulated earnings and profits at the time the distribution is made, we may withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. holder may obtain a refund of amounts that we withhold to the extent attributable to the portion of the distribution in excess of our current and accumulated earnings and profits.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the U.S., and dividends paid on the common stock are effectively connected with the non-U.S. holder's U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S., as defined under the applicable treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax on the dividends. To claim the exemption, the non-U.S. holder must provide us or our paying agent with a properly executed IRS Form W-8ECI (or other applicable form) prior to the payment of the dividends. Any dividends paid on our common stock that are effectively connected with a non-U.S. holder's U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S., as defined under the applicable treaty) generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates generally applicable to U.S. persons or at such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes also may be subject to an additional branch profits tax equal to 30% (or such lower rate as is specified by an applicable income tax treaty) of a portion of its earnings and profits for the taxable year that are treated as effectively connected with a U.S. trade or business, as adjusted for certain items.

Gain on disposition of common stock

Subject to the discussions below regarding backup withholding and legislation commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange, or other taxable disposition of our common stock, unless:

•
the gain is effectively connected with the non-U.S. holder's conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base, as defined under the applicable treaty, maintained by the non-U.S. holder in the U.S.), in which case the non-U.S. holder will be required to pay tax on the net gain derived from the sale, exchange, or other taxable disposition (net of certain deductions or credits) under regular graduated U.S. federal income tax rates generally applicable to U.S. persons or at such lower rate as may be specified by an applicable income tax treaty, and in the case of a non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes, such non-U.S. holder may be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

•
the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the taxable year in which the sale, exchange, or other taxable disposition occurs and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S.

  federal income tax at a flat 30% rate (or such lower rate as is specified by an applicable income tax treaty) on the gain derived from the sale, exchange, or other taxable disposition, which gain may be offset by U.S. source capital losses (even though the non-U.S. holder is not considered a resident of the U.S.) provided that the non-U.S. holder has timely filed U.S. federal income tax returns reporting those losses; or

•
our common stock constitutes a "United States real property interest" by reason of (i) our having a status as a "United States real property holding corporation", or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for our common stock, and, (ii) in the case where shares of our common stock are regularly traded on an established securities market, the non-U.S. holder having owned, directly or indirectly, more than 5% of our common stock at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for our common stock. In that case, the non-U.S. holder will be required to pay tax on the net gain derived from the sale, exchange, or other taxable disposition (net of certain deductions or credits) under regular graduated U.S. federal income tax rates generally applicable to U.S. persons or at such lower rate as may be specified by an applicable income tax treaty, and the gross proceeds from the applicable transaction may be subject to a 10% withholding tax, which the non-U.S. holder may claim as a credit against the non-U.S. holder's U.S. federal income tax liability. There can be no assurance that our common stock will be treated as regularly traded on an established securities market for this purpose. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC at any time depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Generally, we would be a USRPHC if the fair market value of our United States real property interests were to equal or exceed 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined for U.S. federal income tax purposes.

Information reporting and backup withholding

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends and other distributions paid to the non-U.S. holder and the amount of tax, if any, withheld with respect to those distributions. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the non-U.S. holder's country of residence.

A non-U.S. holder may be subject to backup withholding with respect to dividends paid on shares of our common stock, unless, generally, the non-U.S. holder certifies under penalties of perjury (on IRS Form W-8BEN, Form W-8BEN-E or other applicable form) that the non-U.S. holder is not a U.S. person or otherwise establishes an exemption. Proceeds of the sale or other taxable disposition of shares of our common stock may be subject to backup withholding or information reporting or both, unless the applicable withholding agent receives the certification described above. The backup withholding rate is 28%. Additional rules relating to information reporting requirements and backup withholding with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•
If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding and information reporting, unless the non-U.S. holder certifies under penalties of perjury (on IRS Form W-8BEN, Form W-8BEN-E or other applicable form) that the non-U.S. holder is not a U.S. person or otherwise establishes an exemption.

•
If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, which we refer to below as a "U.S.-related person", information reporting and backup withholding generally will not apply.

•
If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding), unless the non-U.S. holder certifies under penalties of perjury (on IRS Form W-8BEN, Form W-8BEN-E or other applicable form) that the non-U.S. holder is not a U.S. person or otherwise qualifies for an exemption.

Backup withholding is not a tax. Any amounts withheld from a non-U.S. holder under the backup withholding rules may be allowed as a refund or a credit against the non-U.S. holder's U.S. federal income tax liability, provided that the non-U.S. holder timely furnishes the required information to the IRS.

FATCA

FATCA imposes a 30% U.S. withholding tax on dividends on our common stock and the gross proceeds from a disposition of our common stock paid to:

(i)     a "foreign financial institution" (as specifically defined for purposes of FATCA) unless the institution enters into an agreement with the U.S. Treasury to collect and disclose information regarding the institution's U.S. account holders (including certain account holders that are foreign entities with U.S. owners) and to withhold on certain payments, or unless it otherwise qualifies for an exemption, and

(ii)    a "non-financial foreign entity" (also as specifically defined for purposes of FATCA) unless the entity certifies to the payor that it does not have any substantial direct or indirect U.S. owners or provides information identifying the substantial U.S. owners of the entity (which generally include any U.S. person who directly or indirectly owns more than 10% of the entity), or unless the entity agrees to report that information to the IRS or otherwise qualifies for an exemption.

FATCA withholding applies to dividends paid on our common stock and to gross proceeds from sales or other dispositions of our common stock after December 31, 2016. Where applicable, intergovernmental agreements between the U.S. and other countries with respect to the implementation of FATCA and non-U.S. laws, regulations and other authorities enacted or issued with respect to those intergovernmental agreements may modify the FATCA requirements described above. You are encouraged to consult with your own tax advisor regarding the possible implications of this legislation on your investment in our common stock.

The summary of material U.S. federal income tax consequences above is included for general information purposes only. Potential purchasers of our common stock are urged to consult their own tax advisors to determine the U.S. federal, state, local and non-U.S. tax considerations of purchasing, owning and disposing of our common stock.

Shares eligible for future sale

We cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through future sales of securities. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse, or the perception that such sales could occur, could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

We may issue shares of our common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event any such acquisition, investment or other transaction is significant, the number of shares of common stock that we issue may in turn be significant. In addition, we may also grant registration rights covering those shares of common stock issued in connection with any such acquisitions or investments.

Sale of restricted securities

Upon the completion of this offering, 25,709,194 shares of common stock will be outstanding. In addition, options to acquire 2,977,150 shares of our common stock are outstanding as of the date of this prospectus. All of the shares sold in this offering or in the initial public offering of our common stock and all of those shares issued under our 2014 Equity Incentive Plan will be freely tradable unless held by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of common stock that will be outstanding after this offering will be "restricted securities", as defined in Rule 144. These restricted securities may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144 and 701 under the Securities Act, which rules are summarized below, and subject to the provisions of any applicable lock-up agreements described below.

Rule 144

In general, under Rule 144 a person (or persons whose shares are aggregated) who may be deemed our affiliate is entitled to sell within any three-month period a number of restricted securities that does not exceed the greater of

•
1% of the then outstanding shares of common stock; and
•
the average weekly trading volume during the four calendar weeks preceding each such sale,

provided that at least six months has elapsed since such shares of common stock were acquired from us or any affiliate of ours and certain manner of sale, notice requirements and requirements as to availability of current public information about us are satisfied. Any person who is deemed to be our affiliate must also comply with such provisions of Rule 144 (other than the six-month holding period requirement) in order to sell shares of common stock which are not restricted securities (such as shares of common stock acquired by affiliates through purchases in the open market following this offering). A person who is not our affiliate, and who has not been our affiliate at any time during the 90 days preceding any sale, is entitled to sell shares of common stock (i) subject only to the requirements as to availability of current public information about us, provided that a period of at least six months has elapsed since the shares of common stock were acquired from us or any affiliate of ours, and (ii) without regard to any requirement of Rule 144, provided that at least one year has elapsed since the shares of common stock were acquired from us or any affiliate of ours.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the date on which we become a reporting company under the Exchange Act, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after we become a reporting company under the Exchange Act. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with its minimum holding period or current public information requirements, but subject to the other Rule 144 restrictions. If such person is an affiliate, the sale may be made under Rule 144 without compliance with its minimum holding period requirements, but subject to the other Rule 144 restrictions.

Lock-up agreements

We, each of our directors and officers and the selling stockholders have agreed to certain restrictions on our ability to sell additional shares of our common stock for a period of 90 days after the date of this prospectus. Specifically, we, each of our directors and officers and the selling stockholders have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, without the prior written consent of J.P. Morgan Securities, LLC, Piper Jaffray & Co. and Jefferies LLC. The lock-up agreements provide exceptions for (a) sales to the underwriters in connection with this offering, (b) our sales in connection with existing incentive plans and (c) other customary exceptions. Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

In connection with this offering, the representatives of the underwriters for our initial public offering have agreed to waive certain lock-up restrictions applicable to us and the selling stockholders entered into in connection with our initial public offering in order to permit the filing of the registration statement of which this prospectus forms a part and the registration of the resale of our common stock thereby.

Stock options and restricted stock

On October 31, 2014, we filed a Form S-8 registration statement under the Securities Act to register shares of our common stock issued or reserved for issuance under our 2014 Equity Incentive Plan. This Form S-8 registration statement became effective immediately upon filing, and shares covered by this Form S-8 registration statement are eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock plans, see "Executive and director compensation".

Registration rights

Pursuant to the terms of a registration rights agreement, we will be required to use our reasonable best efforts to register under the Securities Act, under certain circumstances and subject to certain restrictions, resales of up to 15,378,864 shares of our common stock after this offering, or 14,704,935 shares of our common stock if the underwriters exercise in full their option to purchase additional shares. Any such securities registered for resale under any registration statement will be available for sale in the open market unless restrictions apply. See "Certain relationships and related party transactions—Registration rights agreement".

Underwriting

The selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Piper Jaffray & Co. and Jefferies LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters dated                           , 2015. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase from the selling stockholder, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC
Piper Jaffray & Co.
Jefferies LLC
Wells Fargo Securities, LLC
Robert W. Baird & Co. Incorporated

Total	4,500,000

The underwriters are committed to purchase all the common shares offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $              per share. After the offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the U.S. may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The underwriters have an option to buy up to 675,000 additional shares of common stock from the selling stockholders to cover sales of such shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares of common stock. If any shares are purchased with this option to purchase additional shares of common stock, the underwriters will purchase such shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. The underwriting fee is $              per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Paid by the selling stockholders
	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares

Per share
Total

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees, legal and accounting expenses and transfer agent and registrar expenses, but excluding the underwriting discounts and commissions, will be approximately $0.5 million. We have agreed to pay for all of these expenses on behalf of the selling stockholders. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $35,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, Piper Jaffray & Co. and Jefferies LLC for a period of 90 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans.

Our directors and executive officers and the selling stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, Piper Jaffray & Co. and Jefferies LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, officers and existing stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the NYSE under the symbol "BOOT".

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares of our common stock referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares of our common stock, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their option to purchase additional shares of our common stock. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives of the underwriters can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Selling restrictions

General

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000, or the FSMA, (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as "relevant persons". The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented and agreed that:

(1)    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(2)    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each of which we refer to as a Relevant Member State, an offer to the public of any shares which are the subject of the offering contemplated by this prospectus, which for purposes of this section we refer to as the Shares, may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(1)    to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(2)    to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(3)    in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, which we refer to as Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Other relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Each of the underwriters in this offering served as an underwriter in connection with our initial public offering. In addition, Wells Fargo Securities, LLC, an underwriter in this offering, is a Joint Lead Arranger and Joint Bookrunner, an affiliate of Wells Fargo Securities, LLC is the Administrative Agent, Swingline Lender and Issuing Lender and an affiliate of J.P. Morgan Securities LLC, an underwriter in this offering, is a lender, under our new credit facility. Furthermore, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Legal matters

The validity of the shares of common stock offered hereby will be passed upon for us and certain of the selling stockholders by Morgan, Lewis & Bockius LLP, Costa Mesa, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cravath, Swaine & Moore LLP. Certain partners of Morgan, Lewis & Bockius LLP are limited partners in a partnership that is a limited partner of the Freeman Spogli & Co. investment fund that owns equity interests of us.

Experts

The consolidated financial statements of Boot Barn Holdings, Inc. and subsidiaries as of March 29, 2014 and March 30, 2013, and for each of the two years in the period ended March 29, 2014, for the period from December 12, 2011 to March 31, 2012 and of Boot Barn Holding Corporation for the period from April 3, 2011 to December 11, 2011, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares of common stock to be sold in this offering, you should refer to the registration statement. Statements contained in this prospectus relating to the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we encourage you to read in its entirety the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Whenever this prospectus refers to any contract, agreement or other document, you should refer to the exhibits that are a part of the registration statement for a copy of the contract, agreement or document.

You may read and copy all or any portion of the registration statement or any other information we file at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC's website (http://www.sec.gov).

We are subject to the information and periodic reporting requirements of the Exchange Act. Under the Exchange Act, we file annual, quarterly and current reports, as well as proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC's public reference room and the website of the SEC referred to above. We also maintain a website at www.bootbarn.com. You may access our periodic reports, proxy statements and other information free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on, or accessible through, our website is not part of this prospectus, and you should not consider it part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of Boot Barn Holdings, Inc.
Irvine, California

We have audited the accompanying consolidated balance sheets of Boot Barn Holdings, Inc. (formerly WW Top Investment Corporation) and subsidiaries (the "Company") as of March 29, 2014 and March 30, 2013, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended and for the period from December 12, 2011 to March 31, 2012 and of Boot Barn Holding Corporation (the "Predecessor") for the period from April 3, 2011 to December 11, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (U.S.). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Boot Barn Holdings, Inc. and subsidiaries as of March 29, 2014 and March 30, 2013, and the results of their operations and their cash flows for the years then ended and for the period from December 12, 2011 to March 31, 2012 and of the Predecessor for the period from April 3, 2011 to December 11, 2011, in conformity with accounting principles generally accepted in the U.S.

/s/ Deloitte & Touche LLP
Costa Mesa, California
June 13, 2014 (October 27, 2014 as to the effect of the common and preferred stock authorization, par value and common stock split discussed in the last paragraph of Note 16)

Boot Barn Holdings, Inc. and Subsidiaries
Consolidated balance sheets
(in thousands except share and per share data)

	March 29, 2014	March 30, 2013

Assets
Current assets:
Cash and cash equivalents	$1,118	$1,190
Accounts receivable	2,191	1,078
Inventories	102,702	67,995
Prepaid expenses and other current assets	8,685	5,311

Total current assets	114,696	75,574
Property and equipment, net	21,450	10,736
Goodwill	93,097	78,033
Intangible assets, net	59,723	58,017
Other assets	2,897	1,922

Total assets	$291,863	$224,282

Liabilities and stockholders' equity
Current liabilities:
Line of credit	$28,624	$18,910
Accounts payable	36,029	22,488
Accrued expenses and other current liabilities	20,763	14,722
Current portion of notes payable	1,000	2,000

Total current liabilities	86,416	58,120
Deferred taxes	19,960	19,538
Long-term portion of notes payable	98,500	17,000
Related party notes payable	—	50,500
Other liabilities	2,412	1,500

Total liabilities	207,288	146,658
Commitments and contingencies (see Note 10)
Stockholders' equity:
Common stock, $0.0001 par value; March 29, 2014 and March 30, 2013—100,000,000 shares authorized, 18,929,350 shares issued and outstanding	2	2
Preferred stock, $0.0001 par value; 10,000,000 shares authorized, no shares issued or outstanding	—	—
Additional paid-in capital	78,834	77,543
Retained earnings (accumulated deficit)	1,652	(3,725)

Total Boot Barn Holdings, Inc. stockholders' equity	80,488	73,820
Non-controlling interest	4,087	3,804

Total stockholders' equity	84,575	77,624

Total liabilities and stockholders' equity	$291,863	$224,282

The accompanying notes are an integral part of these consolidated financial statements.

Boot Barn Holdings, Inc. and Subsidiaries
Consolidated statements of operations
(in thousands, except per share data)

	Fiscal year ended
	March 29, 2014	March 30, 2013	(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 11, 2011

Net sales	$345,868	$233,203	$58,267	$110,429
Cost of goods sold	231,796	151,357	37,313	72,129
Amortization of inventory fair value adjustment	867	9,199	9,369	—

Total cost of goods sold	232,663	160,556	46,682	72,129

Gross profit	113,205	72,647	11,585	38,300
Operating expenses:
Selling, general and administrative expenses	91,998	62,609	12,769	28,145
Acquisition-related expenses	671	1,138	3,027	7,336

Total operating expenses	92,669	63,747	15,796	35,481

Income (loss) from operations	20,536	8,900	(4,211)	2,819
Interest expense, net	11,594	7,415	1,442	3,684
Other income, net	39	21	5	70

Income (loss) before income taxes	8,981	1,506	(5,648)	(795)
Income tax expense (benefit)	3,321	826	(1,047)	(135)

Net income (loss)	5,660	680	(4,601)	(660)

Net income (loss) attributed to non-controlling interest	283	34	(230)	—

Net income (loss) attributed to Boot Barn Holdings, Inc.	$5,377	$646	$(4,371)	$(660)

Net income (loss) per share:
Basic shares	$0.28	$0.03	$(0.23)	$(3.82)
Diluted shares	$0.28	$0.03	$(0.23)	$(3.82)
Weighted average shares outstanding:
Basic shares	18,929	18,757	18,633	173
Diluted shares	19,175	18,757	18,633	173

The accompanying notes are an integral part of these consolidated financial statements.

Boot Barn Holdings, Inc. and Subsidiaries
Consolidated statements of stockholders' equity
(in thousands, except shares)

			Preferred stock Series A		Preferred stock Series B
	Common stock						Additional paid-in capital	Retained earnings (accumulated deficit)	Non- controlling interest
	Shares	Amount	Shares	Amount	Shares	Amount				Total

Predecessor balance at April 3, 2011	172,858	$—	31,765	$31,765	1,036	$1,036	$17	$39	$—	$32,857
Net loss								(660)		(660)

Predecessor balance at December 11, 2011	172,858	$—	31,765	$31,765	1,036	$1,036	$17	$(621)	$—	$32,197

Successor balance at December 11, 2011	—	$—	—	$—	—	$—	$—	$—	$—	$—
Issuance of stock	18,632,625	2					74,658		4,000	78,660
Stock-based compensation expense							99			99
Net loss								(4,371)	(230)	(4,601)

Balance at March 31, 2012	18,632,625	2	—	—	—	—	74,757	(4,371)	3,770	74,158
Issuance of stock	296,725	—					1,999			1,999
Stock-based compensation expense							787			787
Net income							—	646	34	680

Balance at March 30, 2013	18,929,350	2	—	—	—	—	77,543	(3,725)	3,804	77,624
Stock-based compensation expense							1,291			1,291
Net income								5,377	283	5,660

Balance at March 29, 2014	18,929,350	$2	—	$—	—	$—	$78,834	$1,652	$4,087	$84,575

The accompanying notes are an integral part of these consolidated financial statements.

Boot Barn Holdings, Inc. and Subsidiaries
Consolidated statements of cash flows
(in thousands)

	Fiscal year ended
			(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 11, 2011
	March 29, 2014	March 30, 2013

Cash flows from operating activities
Net income (loss)	$5,660	$680	$(4,601)	$(660)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,628	2,662	656	1,163
Stock-based compensation	1,291	787	99	—
Amortization of intangible assets	3,501	2,926	439	55
Amortization of deferred loan fees	2,507	435	81	286
Loss on disposal of property and equipment	1,980	322	17	4
Accretion of above market leases	(230)	(231)	(63)	(93)
Deferred taxes	(1,874)	(633)	(2,374)	(189)
Amortization of inventory fair value adjustment	867	9,199	9,369	—
Changes in operating assets and liabilities:
Accounts receivable	(710)	(209)	629	(892)
Due from related party	—	—	—	52
Inventories	(14,100)	(4,821)	3,466	(9,436)
Prepaid expenses and other current assets	(871)	(2,490)	(615)	587
Other assets	104	199	278	26
Accounts payable	3,190	4,916	915	4,608
Accrued expenses and other current liabilities	5,944	2,494	(12,385)	10,446
Other liabilities	893	(4,312)	52	165

Net cash provided by (used in) operating activities	$12,780	$11,924	$(4,037)	$6,122

Cash flows from investing activities
Purchases of property and equipment	$(11,400)	$(3,848)	$(698)	$(2,055)
Proceeds from sales of property and equipment	24	61	—	4
Purchase of trademark rights	(200)	—	—	—
Acquisition of business, net of cash acquired	(15,696)	(41,912)	(85,574)	—

Net cash used in investing activities	$(27,272)	$(45,699)	$(86,272)	$(2,051)

Cash flows from financing activities
Proceeds from issuance of stock	$—	$1,999	$76,019	$—
Line of credit—net	9,714	4,324	4,567	101
Proceeds from loan borrowings	100,000	10,583	12,000	—
Repayments on debt and capital lease obligations	(70,126)	(1,461)	(294)	(2,204)
Proceeds from borrowings—related parties	—	25,500	—	—
Debt issuance fees	(3,350)	(1,167)	(1,391)	—
Payment of assumed contingent consideration and debt from acquisitions	(21,818)	(5,405)	—	—

Net cash provided by (used in) financing activities	$14,420	$34,373	$90,901	$(2,103)

Net increase (decrease) in cash and cash equivalents	(72)	598	592	1,968
Cash and cash equivalents, beginning of year	1,190	592		567

Cash and cash equivalents, end of year	$1,118	$1,190	$592	$2,535

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$4,849	$3,337	$95	$445
Cash paid for interest	$9,110	$6,275	$966	$2,782
Supplemental disclosure of non-cash activities:
Unpaid purchases of property and equipment	$132	$65	$—	$—
Equipment acquired through capital lease	$28	$—	$—	$41
Exchange of Predecessor shares for Successor shares	$—	$—	$2,641	$—
Net replacement of Predecessor debt with the same lender	$—	$—	$17,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

Boot Barn Holdings, Inc. and Subsidiaries
Notes to consolidated financial statements

1.     Business operations

Boot Barn Holdings, Inc., formerly named WW Top Investment Corporation (the "Company" or "Successor") was formed on November 17, 2011, and is incorporated in the State of Delaware. The equity of the Company consists of 100,000,000 authorized shares and 18,929,350 outstanding shares of common stock as of each of March 29, 2014 and March 30, 2013 with 17,750,000 shares of common stock held by Freeman Spogli & Co. as of each of March 29, 2014 and March 30, 2013. The shares of common stock have voting rights of one vote per share.

Boot Barn Holding Corporation (the "Predecessor"), a Delaware corporation, was incorporated on September 28, 2007 and owns 100% of the common stock of Boot Barn, Inc. (together with Predecessor, "Boot Barn"). The Company was formed to effect the purchase of the Predecessor, including the operations of Boot Barn. On December 12, 2011, the Company acquired 94.9% of the outstanding capital stock of the Predecessor, which is referred to as the Recapitalization. During the period from November 17, 2011 through December 11, 2011, there was no material activity of the Company and the Company had no operations prior to the acquisition. In connection with the Recapitalization, management and other investors purchased shares of the Successor's common stock, collectively representing a 9.6% equity interest in Boot Barn Holding Corporation.

As of June 8, 2014, the Company held all of the outstanding shares of common stock of WW Holding Corporation, which held 95.0% of the outstanding shares of common stock of Boot Barn Holding Corporation. On June 9, 2014, WW Holding Corporation was merged with and into the Company and then Boot Barn Holding Corporation was merged with and into the Company. As a result of this reorganization, Boot Barn, Inc. became a direct wholly owned subsidiary of the Company, and the minority stockholders that formerly held 5.0% of Boot Barn Holding Corporation became holders of 5.0% of the Company. On June 10, 2014, the legal name of the Company was changed from WW Top Investment Corporation to Boot Barn Holdings, Inc.

The Company operates specialty retail stores that sell western and work boots and related apparel and accessories. The Company operates retail locations throughout the U.S. and sells its merchandise via the Internet. The Company operated a total of 152 stores in 23 states as of March 29, 2014 and 117 stores in 21 states as of March 30, 2013. As of the fiscal year ending March 29, 2014, all stores operate under the Boot Barn name (other than two stores, which operate under the "American Worker" name).

2.     Summary of significant accounting policies

Basis of presentation

The Company's consolidated financial statements, prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP"), include the accounts of the Company and each of its subsidiaries, including WW Holding Corporation, Boot Barn Holding Corporation, Boot Barn, Inc., RCC Western Stores, Inc. ("RCC") and Baskins Acquisition Holdings, LLC ("Baskins"). All intercompany accounts and transactions among the Company and its subsidiaries have been eliminated in consolidation.

Fiscal year

The Company reports its results of operations and cash flows on a 52- or 53-week basis, and its fiscal year ends on the Saturday closest to March 31. The years ending March 29, 2014 ("fiscal 2014") and March 30, 2013 ("fiscal 2013") each consisted of 52 weeks. The period from December 12, 2011 to March 31, 2012 (the "Successor Period") consisted of approximately 16 weeks. The period from April 3, 2011 to December 11, 2011 (the "Predecessor Period") consisted of approximately 36 weeks.

Comprehensive income (loss)

The Company does not have any components of other comprehensive income (loss) recorded within its consolidated financial statements and, therefore, does not separately present a statement of comprehensive income (loss) in its consolidated financial statements.

Segment reporting

GAAP has established guidance for reporting information about a company's operating segments, including disclosures related to a company's products and services, geographic areas and major customers. The Company has a single operating and reportable segment, which includes net sales generated from its retail stores and e-commerce website. All of the Company's identifiable assets are in the U.S.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Among the significant estimates affecting the Company's consolidated financial statements are those relating to revenue recognition, inventories, goodwill, intangible and long-lived assets, stock-based compensation and income taxes. Management regularly evaluates its estimates and assumptions based upon historical experience and various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, the Company's future results of operations may be affected.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents also include receivables from credit card sales. The carrying amounts of cash and cash equivalents represent their fair values.

Accounts receivable

The Company's accounts receivable consists of amounts due from commercial customers for merchandise sold, as well as receivables from suppliers under co-operative arrangements. The Company has concluded that no allowance for bad debts is required.

Inventories

Inventory consists primarily of purchased merchandise and is valued at the lower of cost or market. Cost is determined on a first-in, first-out basis and includes the cost of merchandise and import related costs, including freight, duty and agent commissions. The Company assesses the recoverability of inventory through a periodic review of historical usage and present demand. When the inventory on hand exceeds the foreseeable demand, the value of inventory that, at the time of the review, is not expected to be sold is written down to its estimated net realizable value.

The Company recorded fair value adjustments to reflect the acquired cost of inventory related to its acquisitions of Boot Barn, RCC and Baskins. These amounts were amortized over the period that the related inventory was sold. Amortization of the acquired cost of inventory was $0.9 million, $9.2 million and $9.4 million in the fiscal years ended March 29, 2014 and March 30, 2013, and the Successor Period, respectively.

Deferred loan fees

Deferred loan fees are capitalized and amortized to interest expense over the terms of the applicable loan agreements using the effective interest method. Included in prepaid expenses and other current assets are short-term deferred loan fees of $0.6 million and $0.5 million as of March 29, 2014 and March 30, 2013, respectively. Included in other assets are long-term deferred loan fees of $2.3 million and $1.5 million as of March 29, 2014 and March 30, 2013, respectively.

Property and equipment, net

Property and equipment consists of leasehold improvements, machinery and equipment, furniture and fixtures and vehicles. Property and equipment is subject to depreciation and is recorded at cost less accumulated depreciation. Expenditures for major remodels and improvements are capitalized while minor replacements, maintenance and repairs that do not improve or extend the life of such assets are charged to expense. Gains or losses on disposal of fixed assets, when applicable, are reflected in operations. Depreciation is computed using the straight-line method over the estimated useful lives, ranging from five to seven years. Machinery and equipment is depreciated over five years. Furniture and fixtures are depreciated over five to seven years. Vehicles are depreciated over five years. Leasehold improvements are depreciated over the shorter of the terms of the leases or their estimated useful lives.

Goodwill and indefinite-lived intangible assets

Goodwill is recorded as the difference between the aggregate consideration paid for an acquisition and the fair value of the acquired net tangible and intangible assets. Goodwill is tested for impairment at least annually or more frequently if indicators of impairment exist. An annual goodwill impairment test is performed as of the first day of the fourth fiscal quarter. In fiscal 2013 and prior, the annual goodwill impairment test was performed as of fiscal year-end. The Company changed the timing of its annual impairment test to provide sufficient time to prepare the analysis and meet reporting deadlines. Management evaluates the fair value of the reporting unit using a market-based analysis to review market capitalization as well as reviewing a discounted cash flow analysis using management's assumptions.

The Company conducts a two-step goodwill impairment test. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying value. The Company's entire operations represent one reporting unit. The Company determines the fair value of its reporting unit using the income approach and market approach to valuation, as well as other generally accepted valuation methodologies. If the carrying amount of the reporting unit exceeds the reporting unit's fair value, the Company performs the second step of the goodwill impairment test, which involves comparing the implied fair value of the reporting unit's goodwill with the carrying value of that goodwill. The amount by which the carrying value of the goodwill exceeds its implied fair value, if any, will be recognized as an impairment loss. No impairment was recorded during the fiscal years ended March 29, 2014 or March 30, 2013, the Successor Period or the Predecessor Period.

Intangible assets with indefinite lives, which include the Boot Barn trademark, are not amortized but instead are measured for impairment at least annually, or when events indicate that impairment may exist. The Company calculates impairment as the excess of the carrying value of indefinite-lived intangible assets over their estimated fair value. If the carrying value exceeds the estimate of fair value an impairment charge is recorded. No impairment was recorded during the fiscal years ended March 29, 2014, March 30, 2013, the Successor Period or the Predecessor Period.

Definite-lived intangible assets

Definite-lived intangible assets consist of certain trademarks, customer lists, non-compete agreements, and below-market leases. Definite-lived intangible assets are amortized utilizing the straight-line method over the assets' estimated useful lives, with the exception of customer lists, which are amortized based on the estimated attrition rate. The period of amortization for trademarks is six months, for customer lists is five years, for non-compete agreements is four to five years and for below-market leases is two to 17 years.

Long-lived assets

Long-lived assets consist of property and equipment and definite-lived intangible assets. The Company assesses potential impairment of its long-lived assets whenever events or changes in circumstances indicate that an asset or asset group's carrying value may not be recoverable. Factors that are considered important that could trigger an impairment review include a current-period operating or cash flow loss combined with a history of operating or cash flow losses and a projection or forecast that demonstrates continuing losses or insufficient income associated with the use of a long-lived asset or asset group. Other factors include a significant change in the manner of the use of the asset or a significant negative industry or economic trend. This evaluation is performed based on estimated undiscounted future cash flows from operating activities compared with the carrying value of the related assets. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized, measured by the difference between the carrying value, and the estimated fair value of the assets, with such estimated fair values determined using the best information available and in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements. The Company has determined that there were no impairments of long-lived assets during the fiscal years ended March 29, 2014 or March 30, 2013, the Successor Period or the Predecessor Period.

Stock-based compensation

Stock-based compensation is accounted for under FASB ASC Topic 718, Compensation—Stock Compensation ("ASC 718"). The Company accounts for all stock-based compensation transactions using a fair-value method and recognizes the fair value of each award as an expense over the service period. The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model. The use of the Black-Scholes model requires a number of estimates, including the expected option term, the expected volatility in the price of the Company's common stock, the risk-free rate of interest and the dividend yield on the Company's common stock. Judgment is required in estimating the number of share-based awards that the Company expects will ultimately vest upon the fulfillment of service conditions (such as time-based vesting). The consolidated financial statements include amounts that are based on the Company's best estimates and judgments. The Company classifies compensation expense related to these awards in the consolidated statements of operations based on the department to which the recipient reports.

Noncontrolling interest

On December 12, 2011, the Company acquired the majority of the outstanding shares of its consolidated subsidiary Boot Barn Holding Corporation. Certain investors hold approximately 5.0% of the outstanding shares of Boot Barn Holding Corporation. Noncontrolling interests are recorded at the acquisition date fair value plus an allocation of subsidiary earnings (loss) based on the relative ownership interest.

Revenue recognition

Revenue is recorded for store sales upon the purchase of merchandise by customers. E-commerce sales are recorded when the customer takes title of the merchandise and assumes risk of loss, collection of the relevant receivable is reasonably assured, persuasive evidence of an arrangement exists and the sales price is fixed or determinable, which generally occurs upon delivery of the product. Shipping and handling revenues are included in total net revenue. Shipping costs incurred by the Company are included as cost of goods sold.

Revenue is recorded net of estimated and actual sales returns and deductions for coupon redemptions, estimated future award redemption and other promotions. The sales return reserve reflects an estimate of sales returns based on projected merchandise returns determined through the use of historical average return percentages. The total reserve for returns was $0.4 million, $0.2 million, $0.2 million and $0.1 million as of March 29, 2014 and March 30, 2013 and the end of the Successor Period and the Predecessor Period, respectively. The following table provides a reconciliation of the activity related to the Company's sales returns reserve:

	Fiscal year ended
(in thousands)	March 29, 2014	March 30, 2013	(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 11, 2011

Beginning balance	$238	$169	$139	$139
Provisions	15,034	9,723	2,821	3,800
Sales returns	(14,842)	(9,654)	(2,791)	(3,800)

Ending balance	$430	$238	$169	$139

The Company maintains a customer loyalty program. Under the program, customers accumulate points based on purchase activity. For customers to maintain their active point balance, they must make a qualifying purchase of merchandise at least once in a 365-day period. Once a loyalty program member achieves a certain point level, the member earns awards that may be redeemed for credits on merchandise purchases. To redeem awards, the member must make a qualifying purchase of merchandise within 60 days of the date the award was granted. Unredeemed awards and accumulated partial points are accrued as unearned revenue and as an adjustment to net sales. The unearned revenue for this program is recorded in accrued expenses and other current liabilities on the consolidated balance sheets and was $2.0 million, $1.3 million, $1.1 million and $0.7 million as of March 29, 2014 and March 30, 2013 and the end of the Successor Period and the Predecessor Period, respectively. The following table provides a reconciliation of the activity related to the Company's customer loyalty program:

	Fiscal year ended
(in thousands)	March 29, 2014	March 30, 2013	(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 11, 2011

Beginning balance	$1,343	$1,124	$741	$270
Provisions	10,440	5,644	1,325	1,512
Usage	(9,833)	(5,425)	(942)	(1,041)

Ending balance	$1,950	$1,343	$1,124	$741

Proceeds from the sale of gift cards are deferred until the customers use the cards to acquire merchandise. Gift cards, gift certificates and store credits do not have expiration dates, and unredeemed gift cards, gift certificates and store credits are subject to state escheatment laws. The Company retains the percentage of the value of such unredeemed gift cards, gift certificates and store credits not escheated and recognize these amounts in net sales. The Company defers recognition of a layaway sale and its related profit to the accounting period when the customer receives the layaway merchandise. Income from the redemption of gift cards, gift card breakage, and the sale of layaway merchandise is included in net sales. In fiscal 2014, the Company elected to participate in a voluntary disclosure program with the State of Delaware in order to settle past due unclaimed property obligations. The Company agreed with the State of Delaware to settle all unreported escheatment liabilities in the amount of $0.3 million. These amounts were recorded in accrued expenses and other current liabilities in fiscal 2014 based upon preliminary settlement amounts. The final settlement was reached with, and amounts were paid to, the State of Delaware in May 2014.

Cost of goods sold

Cost of goods sold includes the cost of merchandise, obsolescence and shrink provisions, store and warehouse occupancy costs (including rent, depreciation and utilities), inbound and outbound freight, supplier allowances, occupancy-related taxes, compensation costs for merchandise purchasing and warehouse personnel and other inventory acquisition-related costs.

Store opening costs

Store opening costs consist of costs incurred prior to opening a new store and primarily consist of manager and other employee payroll, travel and training costs, marketing expenses, initial opening supplies and costs of transporting initial inventory and certain fixtures to store locations, as well as occupancy costs incurred from the time that we take possession of a store site to the opening of that store. Occupancy costs are included in cost of goods sold and the other store opening costs are included in SG&A expenses. All of these costs are expensed as incurred.

Advertising costs

Certain advertising costs, including direct mail, television and radio promotions, event sponsorship, in-store photographs and other promotional advertising are expensed when the marketing campaign commences. The Company had prepaid advertising costs of $0.4 million and $0.2 million as of March 29, 2014 and March 30, 2013, respectively. All other advertising costs are expensed as incurred. The Company recognized

$11.3 million and $7.1 million in advertising costs during the fiscal years ended March 29, 2014 and March 30, 2013, respectively. Advertising costs of $1.1 million and $3.5 million were recognized for the Successor Period, and the Predecessor Period, respectively.

Leases

The Company recognizes rent expense for operating leases on a straight-line basis (including the effect of reduced or free rent and rent escalations) over the lease term. The difference between the cash paid to the landlord and the amount recognized as rent expense on a straight-line basis is recognized as an adjustment to deferred rent in the consolidated balance sheets. Cash reimbursements received from landlords for leasehold improvements and other cash payments received from landlords as lease incentives are recorded as deferred rent and are amortized using the straight-line method over the lease term as an offset to rent expense. Contingent rent, determined based on a percentage of sales in excess of specified levels, is recognized as rent expense when the achievement of the specified sales that triggers the contingent rent is probable.

Income taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes ("ASC 740"), which requires the asset and liability approach for financial accounting and reporting of income taxes. Deferred tax assets and liabilities are attributable to differences between financial statement and income tax reporting. Deferred tax assets, net of any valuation allowances, represent the future tax return consequences of those differences and for operating loss and tax credit carryforwards, which will be deductible when the assets are recovered. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The Company accounts for uncertain tax positions in accordance with ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Such changes in recognition or measurement might result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense (benefit) line in the consolidated statements of operations. Accrued interest and penalties, if incurred, are included within accrued expenses and other current liabilities in the consolidated balance sheets. There were no accrued interest or penalties for the fiscal years ended March 29, 2014, March 30, 2013, for the Successor Period or the Predecessor Period.

Per share information

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of outstanding shares of common stock. In computing diluted earnings (loss) per share, the weighted average number of common shares outstanding is adjusted to reflect the effect of potentially dilutive securities such as stock options. In accordance with ASC 718, the Company utilizes the treasury stock method to compute the dilutive effect of stock options.

Fair value of certain financial assets and liabilities

The Company follows FASB ASC Topic 820, Fair Value Measurements and Disclosures, ("ASC 820") which requires disclosure of the estimated fair value of certain assets and liabilities defined by the guidance as financial instruments. The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable and debt. ASC 820 defines the fair value of financial instruments as the price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 establishes a three-level hierarchy for disclosure that is based on the extent and level of judgment used to estimate the fair value of assets and liabilities.

•
Level 1 uses unadjusted quoted prices that are available in active markets for identical assets or liabilities. The Company's Level 1 assets include investments in money market funds.

•
Level 2 uses inputs other than quoted prices included in Level 1 that are either directly or indirectly observable through correlation with market data. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs to valuation models or other pricing methodologies that do not require significant judgment because the inputs used in the model, such as interest rates and volatility, can be corroborated by readily observable market data.

•
Level 3 uses one or more significant inputs that are unobservable and supported by little or no market activity, and reflect the use of significant management judgment. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques and significant management judgment or estimation. The Company's Level 3 assets include certain acquired businesses and its Level 3 liability includes contingent consideration.

Cash and cash equivalents, accounts receivable and accounts payable are valued at fair value and are classified according to the lowest level input that is significant to the fair value measurement. As a result, the asset or liability could be classified as Level 2 or Level 3 even though there may be certain significant inputs that are readily observable. The Company believes that the recorded value of its financial instruments approximate their current fair values because of their nature and respective relatively short maturity dates or duration.

Although market quotes for the fair value of the outstanding debt arrangements discussed in Note 8 "Revolving credit facilities and long-term debt" are not readily available, the Company believes its carrying value approximates fair value due to the variable interest rates, which are Level 2 inputs. There were no financial assets or liabilities requiring fair value measurements as of March 29, 2014 on a recurring basis.

Concentration of credit risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents. At times, such amounts held at banks may be in excess of Federal Deposit Insurance Corporation insurance limits, and the Company mitigates such risk by utilizing multiple banks.

Supplier concentration risk

We purchase merchandise inventories from several hundred suppliers worldwide. Sales of products from our three largest suppliers totaled approximately 40%, 40%, 39% and 39% of our net sales for fiscal 2014, fiscal 2013, the Successor Period and the Predecessor Period, respectively.

Recent accounting pronouncements

In July 2013, the FASB issued Accounting Standards Update ("ASU") No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit when a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force). The amendments in this ASU provide guidance on the financial statements presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. An unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward with certain exceptions, in which case such an unrecognized tax benefit should be presented in the financial statements as a liability. The amendments in this ASU do not require new recurring disclosures. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Companies may choose to apply this guidance retrospectively to each prior reporting period presented. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In May 2014, the FASB and the International Accounting Standard Board ("IASB") jointly issued a new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under GAAP. The revenue recognition standard will allow for the recognition of revenue when a company transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard is effective for public entities for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted under GAAP. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements.

3.     Business combinations

In allocating the purchase price of the following acquisitions, the Company recorded all assets acquired and liabilities assumed at fair value. The excess of the purchase price over the aggregate fair values was recorded as goodwill. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value assigned to identifiable intangible assets acquired was based on estimates and assumptions made by management at the time of the acquisitions.

The purchase price of an acquisition is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values as of the date of acquisition. To the extent the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired and liabilities assumed such excess is allocated to goodwill. The Company determines the estimated fair values after review and consideration of relevant information, including discounted cash flows, quoted market prices and estimates made by management. The Company adjusts the preliminary purchase price allocation, as necessary, during the measurement period of up to one year after the acquisition closing date as it obtains more information as to facts and circumstances existing as of the acquisition date.

Valuations on acquired intangible assets for acquisitions were completed based on Level 3 inputs. The acquired trademarks, customer lists, below-market leases, above-market leases and non-compete agreements are subject to fair value measurements that were based primarily on significant inputs not observable in the market and thus represent Level 3 measurements. The Company recorded the fair values of acquired trademarks using a relief from royalty method. In the relief from royalty method, the fair value of the intangible asset is estimated to be the present value of the royalties saved because the company owns the intangible asset. Revenue projections and estimated useful life were used in estimating the fair value of the trademarks. The non-compete agreements were calculated using the with-or-without method, which utilizes the probability of these employees competing with the Company and revenue projections to calculate the valuation of non-competition agreements. The valuation of the customer list utilized a replacement cost approach, which provides an estimate of the fair value of an asset based on the estimated costs associated with creating a similar asset of like utility. The replacement cost valuation relies on estimates of the average cost to purchase names on a mailing list, as well as response rates. The valuation of the leases below and above market rent were performed using an income approach and were based upon market rent per square foot and market rate inflation.

Baskins Acquisition Holdings, LLC

Effective May 25, 2013, the Company completed the acquisition of 100% of the member interests in Baskins, including 30 stores and an online retail website. Baskins is a specialty western retailer with stores in Texas and Louisiana, and the acquisition expanded the Company's operations into these core markets. The goodwill represents the additional amounts paid in order to expand the Company's geographical presence.

The acquisition-date fair value of the consideration transferred totaled $37.7 million, which consisted of $36.0 million in cash and $1.7 million of contingent consideration. The $36.0 million of cash included $13.7 million paid to the members of Baskins, $2.2 million paid into an escrow account and $20.1 million to repay Baskins' outstanding debt. These payments were partially offset by $1.9 million, which represents the amount of cash on hand immediately prior to the closing of the acquisition. As of March 29, 2014, $1.7 million remained in an escrow account and is not included in the Company's consolidated balance sheet. Claims against the escrow account can be made until November 30, 2014. Due to the nature of the escrow account, the cash portion of the consideration transferred has been determined only provisionally and is subject to change pending the outcome of potential escrow claims.

The Company was obligated to make additional earnout payments, contingent on the achievement of milestones relating to 12-month store sales associated with three new stores for the periods beginning January 24, 2013, January 31, 2013 and February 20, 2013 at each of the three stores. The maximum amount payable upon achievement of the milestones was $2.1 million. Each of the milestones was achieved, and the Company made a cash payment of $2.1 million in the fourth quarter of fiscal 2014. As of the acquisition date, the Company estimated that these earnout payments would be $1.7 million, based on then existing facts and circumstances. The estimated fair value of this earnout was determined by using revenue projections and applying a discount rate to reflect the risk of the underlying conditions not being satisfied such that no payment would be due. The fair value measurement of the earnout was based primarily on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. A total of $0.4 million from the revaluation of contingent consideration was recorded in fiscal 2014 to selling, general and administrative expenses in the Company's consolidated statement of operations.

The total fair value of consideration transferred for the acquisition was allocated to the net tangible and intangible assets based upon their estimated fair values as of the date of the acquisition. The excess of the purchase price over the net tangible and intangible assets was recorded as goodwill. The goodwill is deductible for income tax purposes. Such estimated fair values require management to make estimates and judgments, especially with respect to intangible assets. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date based on the preliminary purchase price (in thousands):

At May 25, 2013 (Level 3)

Assets acquired:
Cash and cash equivalents	$1,935
Current assets	22,083
Property and equipment, net	5,850
Intangible assets acquired	5,006
Goodwill	15,064
Other assets	109

Total assets acquired	50,047

Liabilities assumed:
Other current liabilities	12,119
Line of credit—current	10,259
Notes payable—current	9,819
Contingent consideration	1,740
Above-market leases	83
Capital lease obligation	138

Total liabilities assumed	34,158

Total purchase price	$15,889

Definite-lived intangible assets are recorded at their fair value as of the acquisition date with amortization computed utilizing the straight-line method over the assets' estimated useful lives, with the exception of customer lists, which are amortized based on the estimated attrition rate. The period of amortization for trademarks is six months, non-compete agreements is four to five years, customer lists is five years, and below-market leases is two to 17 years. For leases under market rent, amortization is based on the discounted future benefits from lease payments under market rents.

Acquisition-related costs are recognized separately from the acquisition and are expensed as incurred. Goodwill represents the additional amounts paid in order to expand the Company's geographical presence. The Company incurred $0.7 million of acquisition-related costs in fiscal 2014. The amount of net revenue and net loss of Baskins included in the Company's consolidated statements of operations from the acquisition date to March 29, 2014 were $63.4 million and $0.1 million, respectively.

Acquisitions from prior years

RCC Western Stores, Inc.

On August 31, 2012, the Company acquired 100% of the capital stock of RCC. The primary reason for the acquisition of RCC was to expand its retail operations into 11 additional states. The total purchase price of

$43.5 million was paid in cash. The Company acquired $1.5 million in cash as part of the acquisition. Acquisition-related costs totaling $1.1 million are recorded within the consolidated statement of operations for fiscal 2013.

In connection with the acquisition of RCC, the Company entered into certain debt agreements in which loan fees of $1.2 million were incurred and are recorded as prepaid loan fees within other assets in the consolidated balance sheet as of March 30, 2013. In addition, the Company issued 296,725 shares of its common stock in connection with the acquisition for cash proceeds of $2.0 million.

Allocation of the purchase price for the acquisition of RCC was based on the fair value of the net assets that were acquired. As of August 31, 2012, the purchase price was allocated as follows (in thousands):

Significant unobservable inputs (Level 3)

Current assets	$19,528
Property and equipment	3,616
Goodwill	31,103
Intangible assets acquired	5,002
Other assets	21

Total assets acquired	59,270

Current liabilities assumed	10,252
Line of credit—current	5,405
Below market lease liability	154

Total purchase price	$43,459

Definite-lived intangible assets acquired include trademarks, customer list, non-compete agreements and below-market leases. The amount of net revenue and net loss of RCC included in the Company's consolidated statements of operations from the acquisition date to March 30, 2013 were $35.5 million and $0.5 million, respectively.

Boot Barn Holding Corporation

Effective December 12, 2011, the Company acquired the Predecessor. The primary reason for the Predecessor acquisition was to monetize the initial investment made by the Predecessor. Of the total purchase price, $88.1 million was paid in cash, and $2.6 million was contributed in the form of equity interests by new investors and former owners of the Predecessor. The Company acquired $2.5 million in cash as part of the transaction. Acquisition-related costs totaled $3.0 million and $7.3 million for the Successor and Predecessor periods, respectively, and are recorded within the fiscal 2012 consolidated statement of operations. All costs were incurred by Boot Barn Holding Corporation in the respective periods.

Allocation of the purchase price for the Predecessor is based on estimates of the fair value of net assets acquired. As of December 11, 2011, the purchase price was allocated as follows (in thousands):

Significant unobservable inputs (Level 3)

Current assets	$71,869
Property and equipment	6,228
Goodwill	46,930
Intangible assets acquired	56,380
Other assets	336

Total assets acquired	181,743

Current liabilities assumed	36,087
Line of credit—current	21,692
Below market lease liability	33,214

Total purchase price	$90,750

The change in the carrying amount of goodwill is as follows (in thousands):

Balance as of March 31, 2012	$46,930
Goodwill as a result of the RCC Acquisition	31,103

Balance as of March 30, 2013	78,033
Goodwill as a result of the Baskins Acquisition	15,064

Balance as of March 29, 2014	$93,097

Supplemental as adjusted data (unaudited)

The unaudited as adjusted statements of operations data below gives effect to the acquisitions described above, as if they had all occurred as of April 3, 2011. These amounts have been calculated after applying the Company's accounting policies and adjusting the results of Baskins, RCC and the Predecessor to reflect the effects of amortization of purchased intangible assets and acquired inventory valuation step-up, additional financing as of April 3, 2011 in order to complete the acquisitions, income tax expense and other transaction costs directly associated with the acquisitions such as legal, accounting and banking fees. The adjustments are based upon currently available information and certain assumptions that the Company believes are reasonable under the circumstances. Pre-acquisition net sales and net income numbers for acquired entities are derived from their books and records prepared prior to the acquisition. This as adjusted data is presented for informational purposes only and does not purport to be indicative of the results of future operations or of the results that would have occurred had the acquisitions taken place as of the date noted above.

As adjusted net sales—unaudited (in thousands)	March 29, 2014	March 30, 2013	(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 12, 2011

Net sales (as reported)	$345,868	$233,203	$58,267	$110,429
Baskins	8,290	58,058	18,169	29,118
RCC	—	21,503	16,595	31,246
Boot Barn Holding Corporation	—	—	—	—

As adjusted net sales	$354,158	$312,764	$93,031	$170,793

As adjusted net income (loss)— unaudited (in thousands)	March 29, 2014	March 30, 2013	(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 12, 2011

Net income (loss) (as reported)	$5,660	$680	$(4,601)	$(660)
Baskins	580	396	468	(3,831)
RCC	(1,100)	2,818	413	(7,108)
Boot Barn Holding Corporation	3,183	4,487	8,125	(15,794)

As adjusted net income (loss)	$8,323	$8,381	$4,405	$(27,393)

4.    Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	March 29, 2014	March 30, 2013

Prepaid rent and property taxes	$2,096	$1,331
Prepaid advertising	401	186
Prepaid insurance	81	280
Deferred taxes	4,748	2,452
Income tax receivable	—	31
Deferred loan fees—current	558	548
Other	801	483

Total prepaid expenses and other current assets	$8,685	$5,311

5.     Property and equipment, net

Property and equipment, net, consisted of the following (in thousands):

	March 29, 2014	March 30, 2013

Leasehold improvements	$12,491	$5,634
Machinery and equipment	5,964	3,781
Furniture and fixtures	9,373	4,085
Construction in progress	754	104
Vehicles	387	325

	28,969	13,929
Less: Accumulated depreciation	(7,519)	(3,193)

Property and equipment, net	$21,450	$10,736

Depreciation expense was $4.6 million, $2.7 million, $0.7 million and $1.2 million for the periods ended March 29, 2014 and March 30, 2013, the Successor Period and the Predecessor Period, respectively. Amortization related to assets under capital lease is included in the above depreciation expense (see Note 11 "Leases").

6.     Intangible assets, net

Net intangible assets consisted of the following (in thousands):

	March 29, 2014
	Gross carrying amount	Accumulated amortization	Net	Weighted average useful life

Intangible assets
Trademarks	$2,490	$(2,490)	$—	0.9
Customer list	7,300	(2,732)	4,568	5.0
Non-compete agreements	1,380	(500)	880	4.7
Below-market leases	5,318	(1,143)	4,175	10.4

Total definite lived	16,488	(6,865)	9,623
Trademarks—indefinite lived	50,100	—	50,100

Total intangible assets	$66,588	$(6,865)	$59,723

	March 30, 2013
	Gross carrying amount	Accumulated amortization	Net	Weighted average useful life

Intangible assets
Trademarks	$1,550	$(1,338)	$212	1.1
Customer list	6,700	(1,292)	5,408	5.0
Non-compete agreements	1,200	(211)	989	4.9
Below-market leases	2,032	(524)	1,508	6.7

Total definite lived	11,482	(3,365)	8,117
Trademarks—indefinite lived	49,900	—	49,900

Total intangible assets	$61,382	$(3,365)	$58,017

Amortization expense for intangible assets totaled $3.5 million, $2.9 million, $0.4 million and $0.1 million for the periods ended March 29, 2014 and March 30, 2013, the Successor Period, and the Predecessor Period, respectively, and is included in selling, general and administrative expenses.

As of March 29, 2014, estimated future amortization of intangible assets was as follows (in thousands):

Fiscal year

2015	$2,308
2016	2,225
2017	1,993
2018	947
2019	500
Thereafter	1,650

Total	$9,623

7.     Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	March 29, 2014	March 30, 2013

Accrued compensation	$5,225	$3,780
Deferred revenue—gift cards and layaways	3,752	2,645
Sales tax liability	2,900	1,816
Accrued interest	1,738	1,761
Sales award redemption liability	1,950	1,343
Capital leases—short term	61	43
Other	5,137	3,334

Total accrued expenses	$20,763	$14,722

8.     Revolving credit facilities and long-term debt

Revolving credit facility (PNC Bank, N.A.)

On December 11, 2011, the Company obtained a collateral-based revolving line of credit with PNC Bank, N.A. (the "PNC Line of Credit"), which the Company amended on August 31, 2012 and May 31, 2013. These amendments increased the borrowing capacity from $35.0 million to $60.0 million as of May 31, 2013 with a Company option to increase the maximum to $70.0 million. The PNC Line of Credit is to be used for working capital and general corporate purposes, and has a maturity date of May 31, 2018. The available borrowing is based on the collective value of eligible inventory and credit card receivables multiplied by specific advance rates, and is recalculated weekly. The obligations under the PNC Line of Credit are secured by substantially all of the Company's assets. The PNC Line of Credit bears interest at a rate equal to the sum of (1) 0.75% if the average utilization (borrowings plus letters of credit) over the prior calendar quarter is less than 60% of the maximum borrowing capacity or 1.00% if the average utilization is greater than 60% of the maximum borrowing capacity, plus (2) the higher of (a) PNC's publicly announced commercial lending rate or the daily federal funds open rate plus 0.50%, or (b) the London Interbank Offered Rate ("LIBOR") for a period of one month plus 1.00%. The Company can also elect to use the

Eurodollar (LIBOR) rate for the applicable interest period term (one, two, three or six months as elected by the Company) plus 0.75% if the average utilization is less than 60% of the maximum borrowing capacity or 1.00% if the average utilization is greater than 60% of the maximum borrowing capacity. As of March 29, 2014, a total of $28.6 million was outstanding under the PNC Line of Credit (including letters of credit) and there was $2.8 million of unused availability under the borrowing base formula. The outstanding borrowings as of March 29, 2014 consisted of $25.0 million outstanding at a rate of 1.91% and $3.6 million outstanding at a rate of 4.0%.

The PNC Line of Credit includes certain financial and nonfinancial covenants. The financial covenants include minimum fixed charge coverage ratio only when "excess availability" falls below specified floor levels, while nonfinancial covenants include restrictions on a number of other activities. As of March 29, 2014, the Company was not subject to the financial covenant based on the "excess availability" test.

$100 million term loan due May 2019 (Golub Capital LLC)

The Company entered into a loan and security agreement with Golub Capital LLC on May 31, 2013, as amended by the first amendment to term loan and security agreement dated September 23, 2013 (the "Golub Loan"). The Golub Loan consists of a term loan facility of $100.0 million. As of March 29, 2014, the outstanding balance on the Golub Loan was $99.5 million. The obligations under the Golub Loan are secured by substantially all of the Company's assets. The principal of the Golub Loan is payable in quarterly installments of $250,000 beginning on September 30, 2013 and ending on the maturity date of the term loan, which is May 31, 2019. The balance of the unpaid principal will be paid on the maturity date.

Interest on the Golub Loan is paid quarterly beginning on September 30, 2013. The Golub Loan bears interest calculated on either a base rate or the LIBOR rate. The base rate is a floating interest rate that is the sum of 4.75% plus the higher of (1) the prime rate, (2) the one-month LIBOR Rate plus 1% with a LIBOR floor of 1.25% or (3) the Federal Funds rate, plus 50 basis points. The LIBOR Rate is 5.75%, plus the LIBOR rate for a period of one, two, three, six, or, if available to all lenders, nine or 12 months (with a LIBOR floor of 1.25%), as elected by the Company. Interest is payable quarterly in arrears on the last day of each quarter. Interest charges are computed on the actual principal outstanding. As of March 29, 2014, the interest rate on the Golub Loan was 7.0%. Total interest expense incurred on the Golub Loan was $5.9 million for fiscal 2014.

The Golub Loan requires the Company to meet certain financial and non-financial covenants. Financial covenants include a minimum interest coverage ratio and a maximum total leverage ratio. In addition, the term loan agreement also limits the amount that we can spend on capital expenditures per year. The Company was in compliance with all of its financial covenants as of March 29, 2014. The Golub Loan also requires that 50% of the Company's annual excess cash flow be used to make prepayments of outstanding loan amounts. The Company is also subject to early termination fees in certain instances of voluntary prepayments of the Golub Loan in excess of $10.0 million.

If there is an event of default under the Golub Loan, the principal and the interest accrued thereon may be declared immediately due and payable, subject to certain conditions set forth in the Golub Loan. Events of default under the Golub Loan include, but are not limited to, the Company becoming delinquent in making certain payments due under the Golub Loan, the Company incurring events of default with respect to certain other indebtedness or obligations, the Company undergoing a change in control or the Company becoming subject to certain bankruptcy proceedings or orders. As of March 29, 2014, no events of default had occurred.

7.5% term loan (PNC Bank, N.A.)

The Company entered into a loan and security agreement with PNC Bank N.A. on December 11, 2011, as amended by the first amendment to term loan agreement dated August 31, 2012 (the "PNC Term Loan"). The PNC Term Loan consisted of a term loan facility of $20.0 million. Interest accrued on outstanding amounts under the PNC Term Loan at the rate of 7.5% per annum, due monthly. Effective October 1, 2012, monthly principal payments of $166,667 were required. In May 2013, the Company converted all outstanding amounts on the PNC Term Loan to borrowings under the PNC Line of Credit.

12.5% senior subordinated term loans (related party term loans)

On December 11, 2011, the Company obtained senior subordinated term loans from certain subordinated lenders, in the aggregate amount of $25.0 million, bearing interest at the rate of 12.5%, due quarterly. The subordinated lenders are related parties. On August 31, 2012, the Company borrowed an additional $25.5 million from the subordinated lenders. As of March 30, 2013, the outstanding balance of the loans was $50.5 million. See Note 14 "Related party transactions". In connection with the closing of the Golub Loan in May 2013, the Company paid off all outstanding amounts on its senior subordinated term loans.

The Company incurred approximately $3.4 million of deferred loan fees related to the issuance of the Golub Loan and the PNC Line of Credit, which are being amortized to interest expense using the effective interest method over the term of the loan through May 31, 2019. The remaining balance of deferred loan fees as of March 29, 2014 is $2.9 million.

Aggregate contractual maturities for the Company's line of credit and long-term debt as of March 29, 2014 are as follows (in thousands):

Fiscal year

2015	$1,000
2016	1,000
2017	1,000
2018	1,000
2019	29,624
Thereafter	94,500

Total	$128,124

9.     Stock-based compensation

On January 27, 2012, the Company approved the 2011 Equity Incentive Plan (the "2011 Plan"). The 2011 Plan authorized the Company to issue options to employees, consultants and directors to purchase up to a total of 3,750,000 shares of common stock. As of March 29, 2014, all awards granted by the Company have been nonqualified stock options. Options granted under the 2011 Plan have a life of 10 years and vest over service periods of five years or in connection with certain events as defined by the 2011 Plan.

For the year ended March 29, 2014, the Company granted certain members of management with options to purchase a total of 312,500 shares of common stock under the 2011 Plan. The total grant date fair value of stock options granted in fiscal years 2014 and 2013 and the Successor Period was $2.1 million, $3.5 million and $4.4 million, respectively, before applying an estimated forfeiture rate, with grant date fair values ranging from $6.64 to $6.92 per share in fiscal 2014, $3.43 to $4.31 per share in fiscal 2013, and $1.60 to

$2.26 per share in the Successor Period. There were no stock options granted in the Predecessor Period. The Company is recognizing the expense relating to these stock options, net of estimated forfeitures, on a straight-line basis over the five-year service period of the awards. The exercise prices of these awards range between $4.00 and $11.21 and have a weighted-average fair value of $6.82 per share, $3.87 per share, and $1.93 per share for the fiscal years ended March 2014, March 30, 2013 and the Successor Period, respectively.

The stock option awards discussed above were measured at fair value on the grant date using the Black-Scholes option valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, expected volatility of the Company's stock price over the option's expected term, the risk-free interest rate over the option's expected term and the Company's expected annual dividend yield, if any. The Company's estimate of pre-vesting forfeitures, or forfeiture rate, was based on its internal analysis, which included the award recipients' positions within the Company and the vesting period of the awards. The Company will issue shares of common stock when the options are exercised.

Intrinsic value for stock options is defined as the difference between the market price of the Company's common stock on the last business day of the fiscal quarter and the weighted average exercise price of in-the-money stock options outstanding at the end of each fiscal period. The market value per share was $11.40 and $7.47 at March 29, 2014 and March 30, 2013, respectively. The following table summarizes the stock award activity for the fiscal year ended March 29, 2014 (aggregate intrinsic value in thousands):

	Stock options	Grant date weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding at March 30, 2013	2,202,500	$7.09
Granted	312,500	$9.53
Canceled, forfeited or expired	—	$—

Outstanding at March 29, 2014	2,515,000	$7.40	8.3	$10,072

Vested and expected to vest at March 29, 2014	2,515,000	$7.40	8.3	$10,072

Exerciseable at March 29, 2014	721,450	$6.45	7.9	$3,570

Stock-based compensation expense was $1.3 million, $0.8 million and $0.1 million for the fiscal years ended March 29, 2014 and March 30, 2013 and the Successor Period, respectively. There was no stock-based compensation expense in the Predecessor Period. Stock-based compensation expense of $0.2 million and $0.2 million was recorded as cost of goods sold in the fiscal years ended March 29, 2014 and March 30, 2013, respectively. All other stock-based compensation expense is included in selling, general and administrative expenses. As of March 29, 2014, there was $5.8 million of total unrecognized stock-based compensation expense related to unvested stock options. This cost has a weighted average remaining recognition period of 2.4 years.

The fair values of stock options granted in fiscal years 2014, 2013 and the Successor Period were estimated on the grant dates using the following assumptions:

	Fiscal year ended
	March 29, 2014	March 30, 2013	March 31, 2012

Expected option term(1)	6.5 years	6.5 years	6.5 years
Expected volatility factor(2)	56%	58%	56%
Risk-free interest rate(3)	1.91% - 2.03%	1.01%	2.37%
Expected annual dividend yield(4)	0%	0%	0%

(1)    The Company has limited historical information regarding expected option term. Accordingly, the Company determined the expected life of the options using the simplified method.

(2)    Stock volatility for each grant is measured using the weighted average of historical daily price changes of the Company's competitors' common stock over the most recent period equal to the expected option term of the Company's awards.

(3)    The risk-free interest rate is determined using the rate on treasury securities with the same term as the expected life of the stock option as of the grant date.

(4)   The board of directors paid a dividend to stockholders in April 2014 (See Note 16 "Subsequent events"). The Company's board of directors does not plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

A summary of the status of non-vested stock options as of March 29, 2014 and changes during fiscal 2014 is presented below:

	Shares	Weighted- average grant date fair value

Nonvested at March 30, 2013	1,915,125	$1.56
Granted	312,500	$6.82
Vested	(434,075)	$2.73
Nonvested shares forfeited	—	$—

Nonvested at March 29, 2014	1,793,550	$3.55

10.   Commitments and contingencies

The Company has employment agreements with two key officers of the Company. One of the employment agreements expires in November 2015. This agreement automatically renews for successive one year terms and will continue to do so unless otherwise terminated. The other employment agreement does not expire. The employee agreements provide for minimum salary levels and incentive bonuses that are payable under certain business conditions, as well as guaranteed payments in the event of termination or employment in certain circumstances. The future amounts payable under these employment agreements have not been recorded in the consolidated financial statements as of March 29, 2014 and March 30, 2013.

The Company is involved, from time to time, in litigation that is incidental to its business. The Company has reviewed these matters to determine if reserves are required for losses that are probable and reasonable to estimate in accordance with FASB ASC Topic 450, Contingencies. The Company evaluates such reserves, if any, based upon several criteria, including the merits of each claim, settlement discussions and advice from outside legal counsel, as well as indemnification of amounts expended by the Company's insurers or others, if any. In management's opinion, none of these legal matters, individually or in the aggregate, will have a material effect on the Company's financial position, results of operations or liquidity.

During the normal course of its business, the Company has made certain indemnifications and commitments under which the Company may be required to make payments for certain transactions. These indemnifications include those given to various lessors in connection with facility leases for certain claims arising from such facility leases, and indemnifications to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. The majority of these indemnifications and commitments do not provide for any limitation of the maximum potential future payments the Company could be obligated to make, and their duration may be indefinite. The Company has not recorded any liability for these indemnifications and commitments in the consolidated balance sheets as the impact is expected to be immaterial.

11.   Leases

Operating leases

The following is a schedule by year of non-cancelable future minimum rental payments under operating leases as of March 29, 2014 (in thousands):

Fiscal year	Related party(1)	Other	Total

2015	$190	$19,442	$19,632
2016	195	16,626	16,821
2017	199	14,088	14,287
2018	101	12,272	12,373
2019	—	9,318	9,318
Thereafter	—	23,971	23,971

Total	$685	$95,717	$96,402

(1)    See Note 14 "Related party transactions".

Minimum rent payments consist primarily of future minimum lease commitments related to store operating leases. Minimum lease payments do not include common area maintenance, insurance or tax payments. Rent expense related to store operating leases was $25.0 million, $17.0 million, $3.9 million and $8.1 million for the fiscal years ended March 29, 2014 and March 30, 2013, the Successor Period and the Predecessor Period, respectively, and includes common area maintenance and contingent rent payments.

Capital leases

As of March 29, 2014, the Company had nine non-cancelable capital leases with principal and interest payments due monthly. The gross value of assets under capital lease arrangements totals $0.2 million and is included as property and equipment in the consolidated balance sheets. Accumulated depreciation of these assets totaled $0.1 million as of March 29, 2014. The interest rates range from 0% to 12.0%. As of March 29, 2014, future minimum capital lease payments are as follows (in thousands):

Fiscal year

2015	$61
2016	23
2017	4

Total minimum lease payments	88

Less: Amount representing interest	(4)

Present value of minimum lease payments	84
Less: Current portion	(61)

Long-term portion	$23

Long-term lease related liabilities are as follows:

	March 29, 2014	March 30, 2013

Above-market leases	$266	$412
Deferred rent—long-term	2,123	1,043
Long-term portion of capital lease obligation	23	45

Total other liabilities	$2,412	$1,500

12.   Defined contribution plan

The Boot Barn 401(k) Plan (the "401(k) Plan") is a qualified plan under Section 401(k) of the Internal Revenue Code. The 401(k) Plan covers all employees that work a minimum of 1,000 hours per year and have been employed by the Company for at least one year. Contributions to the plan are based on certain criteria as defined in the agreement, governing the 401(k) Plan. Participating employees are allowed to contribute up to the statutory maximum set by the Internal Revenue Service. The Company provides a safe harbor matching contribution that matches 100% of employee contributions up to 3% of their respective wages and then 50% of further contributions up to 5% of their respective wages. Contributions to the plan and charges to selling, general and administrative expenses were $0.3 million, $0.2 million, $0.1 million and $0.1 million for the fiscal years ended March 29, 2014, March 30, 2013, the Successor Period and the Predecessor Period, respectively.

13.   Income taxes

Income tax expense (benefit) consisted of the following:

	Fiscal year ended
(in thousands)	March 29, 2014	March 30, 2013	(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 11, 2011

Current:
Federal	$4,510	$1,148	$2,004	$(17)
State	685	314	463	71

Total current	5,195	1,462	2,467	54
Deferred:
Federal	(1,536)	(530)	(2,873)	(102)
State	(338)	(106)	(641)	(87)

Total deferred	(1,874)	(636)	(3,514)	(189)

Total income tax expense (benefit)	$3,321	$826	$(1,047)	$(135)

The reconciliation between the Company's effective tax rate on income from operations and the statutory tax rate is as follows:

	Fiscal year ended
	March 29, 2014	March 30, 2013	(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 11, 2011

Expected provision at statutory U.S. federal tax rate	34.0%	34.0%	34.0%	34.0%
State and local income taxes, net of federal tax benefit	4.5	4.2	2.0	1.5
Change in tax rates	(0.1)	(2.9)	—	—
State credits	(1.8)	—	—	—
Acquisition costs	—	20.0	(17.4)	(18.7)
Other	0.4	(0.5)	(0.1)	0.2

Effective tax rate	37.0%	54.8%	18.5%	17.0%

Differences between the effective tax rate and the statutory rate relate primarily to state taxes and acquisition costs.

Deferred taxes reflect the net tax effects of the temporary differences between the carrying amount of assets and liabilities for financial reporting and the amount used for income tax purposes. Significant components of the Company's net deferred tax assets as of March 29, 2014 and March 30, 2013 consisted of the following (in thousands):

	March 29, 2014	March 30, 2013

Deferred tax assets:
State taxes	$1,002	$972
Accrued liabilities	813	381
Award program liabilities	787	542
Deferred revenue	434	277
Inventory	2,997	1,565
Stock options	879	358
Other	257	171

Total deferred tax assets	7,169	4,266

Deferred tax liabilities:
Depreciation and amortization	(22,084)	(21,037)
Prepaid expenses	(297)	(315)

Total deferred tax liabilities	(22,381)	(21,352)

Deferred income taxes, net	$(15,212)	$(17,086)

Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amounts expected to be realized. To this end, the Company has considered and evaluated its sources of taxable income, including forecasted future taxable income, and the Company has concluded that at this time no valuation allowance is required. The Company will continue to evaluate the need for a valuation allowance at each period end.

The Company applies ASC 740, which contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments. At March 29, 2014 and March 30, 2013, no amounts were necessary to be recorded for any unrecognized tax liabilities nor any tax benefits.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. To the extent that accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. The Company does not have any accrued interest or penalties associated with any unrecognized tax benefits as of March 29, 2014 and March 30, 2013.

The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, as well as various state jurisdictions within the U.S. The Company's fiscal years 2010 through 2014 returns are subject to examination by the U.S. federal and various state tax authorities.

14.   Related party transactions

Leases and other transactions

The Company has entered into a lease agreement for one of its stores for the fiscal years ended March 29, 2014 and March 30, 2013 and the Successor Period at a location owned by one minority stockholder of the Company. The Company had entered into lease agreements at several locations with several minority stockholders during the Predecessor Period. The Company paid $0.2 million, $0.2 million, $0.1 million and $1.0 million for these leases during the fiscal years ended March 29, 2014 and March 30, 2013, the Successor Period and the Predecessor Period, respectively. These lease payments are included in selling, general and administrative expenses in the consolidated statements of operations.

Related party loans

As of March 30, 2013, the Company had notes payable (see Note 8 "Revolving credit facilities and long-term debt") to the subordinated lenders who own common stock of the Company or its subsidiary, Boot Barn Holding Corporation. These notes were paid in full in May 2013. Interest and early termination fees paid to these entities totaled $3.6 million, $4.5 million, $0.1 million and $2.1 million for the fiscal years ended March 29, 2014 and March 30, 2013, the Successor Period and the Predecessor Period, respectively.

Payments relating to the purchase of Predecessor

In connection with the purchase of Predecessor, Freeman Spogli & Co. received an advisory services fee of $1.3 million for its services provided in structuring and arranging the recapitalization of the Company. In addition, one of our directors received $0.1 million in connection with his services provided to the Company in connection with the Recapitalization.

15.   Earnings (loss) per share

Earnings (loss) per share is computed under the provisions of FASB ASC Topic 260, Earnings Per Share. Basic earnings (loss) per share is computed based on the weighted average number of outstanding shares of common stock during the period. Diluted earnings (loss) per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method, whereby proceeds from such exercise, unamortized compensation and hypothetical excess tax benefits, if any, on share-based awards are assumed to be used by the Company to purchase the common shares at the average market price during the period. Dilutive potential shares of common stock represent outstanding stock options. The dilutive effect of stock options and restricted stock is applicable only in periods of net income.

The components of basic and diluted earnings per share of common stock, in aggregate, for the fiscal years ended March 29, 2014, March 30, 2013, Successor Period and the Predecessor Period are as follows (in thousands, except per share amounts):

	Fiscal year ended
	March 29, 2014	March 30, 2013	(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 11, 2011

Net income (loss) attributed to Boot Barn Holdings, Inc.	$5,377	$646	$(4,371)	$(660)

Weighted average basic shares outstanding	18,929	18,757	18,633	173
Dilutive effect of stock options	246	—	—	—

Weighted average diluted shares outstanding	19,175	18,757	18,633	173

Basic earnings (loss) per share	$0.28	$0.03	$(0.23)	$(3.82)
Diluted earnings (loss) per share	$0.28	$0.03	$(0.23)	$(3.82)

Awards to purchase approximately 1,059,850 and 2,202,500 shares of common stock during the fiscal years ended March 29, 2014 and March 30, 2013 were outstanding, but were not included in the computation of weighted average diluted common shares amounts as the effect of doing so would have been anti-dilutive.

Because the Company incurred net losses in the Successor Period, and the Predecessor Period, the potential dilutive effect of the Company's outstanding stock options was not included in the computation of diluted loss per share because these securities were anti-dilutive.

16.   Subsequent events

The Company evaluated subsequent events through June 13, 2014, the date on which the consolidated financial statements were originally available to be issued, and October 20, 2014, the date on which the retrospectively revised consolidated financial statements were issued (as to the 25 for 1 stock split described below under "Stock split and authorization of additional shares").

Dividend payment

On April 11, 2014, the Company declared and subsequently paid a pro rata cash dividend to its stockholders totaling $39.9 million, made a cash payment of $1.4 million to holders of vested options, and lowered the exercise price of 1,918,550 unvested options by $2.00 per share. The board of directors of the Company was obligated under the antidilution provisions of the 2011 Equity Incentive Plan to approve the option repricing. Approval took place subsequent to the end of fiscal year ended March 29, 2014 and will be reflected in the consolidated financial statements.

Amended line of credit

On April 15, 2014, the Company amended the PNC Line of Credit to increase the borrowing capacity from $60.0 million to up to $70.0 million. All other material terms of the PNC Line of Credit remain unchanged from the description in Note 8 "Revolving credit facilities and long term debt".

Amended and restated term loan and security agreement (Golub Loan)

On April 14, 2014, the Company entered into an amended and restated term loan and security agreement for the Golub Loan. The amended and restated loan and security agreement increased the borrowings on the Golub Loan from $99.2 million outstanding at April 14, 2014 to $130.0 million. The obligations under the Golub Loan are secured by substantially all of the Company's assets and the Company's guarantors' assets. A provision allowing the Company to conduct an initial public offering was also added to the amended and restated loan and security agreement. The principal on the term loan will be payable in quarterly installments of $0.3 million made each calendar quarter and ending on the maturity date of the Golub Loan, which is May 31, 2019. The balance of the unpaid principal will be paid on the maturity date. All other material terms of the Golub Loan remain unchanged from what is described in Note 8 "Revolving credit facilities and long term debt". The proceeds of the amendment to the Golub Loan were used to fund a portion of the $39.9 million dividend that was paid in April 2014.

Stock split and authorization of additional shares

On October 19, 2014, the Company's board of directors authorized the amendment of its certificate of incorporation to increase the number of shares that the Company is authorized to issue to 100,000,000 shares of common stock, par value $0.0001 per share. In addition, the amendment of the certificate of incorporation will authorize the Company to issue 10,000,000 shares of preferred stock, par value $0.0001 per share, and effect a 25 for 1 stock split of its outstanding common stock. The amendment will become effective prior to the Company's initial public offering of its common stock. Accordingly, all common share and per share amounts in these consolidated financial statements and the notes thereto, other than those presented for the Predecessor Period, have been adjusted to reflect the 25 for 1 stock split as though it had occurred at the beginning of the initial period presented.

Boot Barn Holdings, Inc. and Subsidiaries
Condensed consolidated balance sheets
(unaudited)
(in thousands, except per share data)

	December 27, 2014	March 29, 2014

Assets
Current assets:
Cash and cash equivalents	$3,598	$1,118
Accounts receivable	4,512	2,191
Inventories	121,855	102,702
Prepaid expenses and other current assets	7,509	8,685

Total current assets	137,474	114,696
Property and equipment, net	27,025	21,450
Goodwill	93,097	93,097
Intangible assets, net	57,761	59,723
Other assets	1,679	2,897

Total assets	$317,036	$291,863

Liabilities and stockholders' equity
Current liabilities:
Line of credit	$32,043	$28,624
Accounts payable	42,247	36,029
Accrued expenses and other current liabilities	33,186	20,763
Current portion of notes payable	480	1,000

Total current liabilities	107,956	86,416
Deferred taxes	20,564	19,960
Long-term portion of notes payable	46,968	98,500
Other liabilities	3,470	2,412

Total liabilities	178,958	207,288
Commitments and contingencies (Note 7)
Stockholders' equity:
Common stock, $0.0001 par value; December 27, 2014—100,000 shares authorized, 25,709 shares issued and outstanding; March 29, 2014—100,000 shares authorized, 18,929 shares issued and outstanding	3	2
Preferred stock, $0.0001 par value; 10,000 shares authorized, no shares issued or outstanding	—	—
Additional paid-in capital	126,959	78,834
Retained earnings	11,116	1,652

Total Boot Barn Holdings, Inc. stockholders' equity	138,078	80,488
Non-controlling interest	—	4,087

Total stockholders' equity	138,078	84,575

Total liabilities and stockholders' equity	$317,036	$291,863

The accompanying notes are an integral part of these condensed consolidated financial statements.

Boot Barn Holdings, Inc. and Subsidiaries
Condensed consolidated statements of operations
(unaudited)
(in thousands, except per share data)

	Thirteen weeks ended		Thirty-nine weeks ended
	December 27, 2014	December 28, 2013	December 27, 2014	December 28, 2013

Net sales	$130,523	$115,438	$299,404	$257,382
Cost of goods sold	84,367	75,474	198,605	170,827
Amortization of inventory fair value adjustment	—	288	—	867

Total cost of goods sold	84,367	75,762	198,605	171,694

Gross profit	46,156	39,676	100,799	85,688
Operating expenses:
Selling, general and administrative expenses	28,299	26,604	73,167	69,310
Acquisition-related expenses	—	—	—	671

Total operating expenses	28,299	26,604	73,167	69,981

Income from operations	17,857	13,072	27,632	15,707
Interest expense, net	4,177	2,244	9,755	9,528
Other income, net	12	12	37	23

Income before income taxes	13,692	10,840	17,914	6,202
Income tax expense	4,929	4,167	6,794	2,434

Net income	8,763	6,673	11,120	3,768

Net income attributed to non-controlling interest	—	334	4	189

Net income attributed to Boot Barn Holdings, Inc.	$8,763	$6,339	$11,116	$3,579

Earnings per share:
Basic shares	$0.37	$0.33	$0.46	$0.19
Diluted shares	$0.36	$0.33	$0.45	$0.19
Weighted average shares outstanding:
Basic shares	23,704	18,929	20,928	18,929
Diluted shares	24,556	19,432	21,599	19,273

The accompanying notes are an integral part of these condensed consolidated financial statements.

Boot Barn Holdings, Inc. and Subsidiaries
Condensed consolidated statement of stockholders' equity
(unaudited)
(in thousands)

	Common stock		Additional paid-in capital
				Retained earnings	Noncontrolling interest
	Shares	Amount				Total

Balance at March 29, 2014	18,929	$2	$78,834	$1,652	$4,087	$84,575
Net income	—	—	—	11,116	4	11,120
Dividend paid	—	—	(39,648)	(1,652)	—	(41,300)
Reorganization and issuance of stock	1,000	—	4,091	—	(4,091)	—
Issuance of stock in IPO, net of costs	5,750	1	82,223	—	—	82,224
Issuance of restricted stock awards	30	—	—	—	—	—
Stock-based compensation expense	—	—	1,459	—	—	1,459

Balance at December 27, 2014	25,709	$3	$126,959	$11,116	$—	$138,078

The accompanying notes are an integral part of these condensed consolidated financial statements.

Boot Barn Holdings, Inc. and Subsidiaries
Condensed consolidated statements of cash flows
(unaudited, in thousands)

	Thirty-nine weeks ended
	December 27, 2014	December 28, 2013

Cash flows from operating activities
Net income	$11,120	$3,768
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,481	2,872
Stock-based compensation	1,459	889
Amortization of intangible assets	1,962	2,903
Amortization of deferred loan fees	2,218	2,368
Loss on disposal of property and equipment	113	804
Accretion of above market leases	(126)	(178)
Deferred taxes	604	338
Amortization of inventory fair value adjustment	—	867
Changes in operating assets and liabilities:
Accounts receivable	(2,321)	(1,177)
Inventories	(19,153)	(13,018)
Prepaid expenses and other current assets	1,176	93
Other assets	(166)	32
Accounts payable	5,647	7,997
Accrued expenses and other current liabilities	12,423	9,601
Other liabilities	1,148	271

Net cash provided by operating activities	20,585	18,430

Cash flows from investing activities
Purchases of property and equipment	(9,562)	(9,659)
Proceeds from sale of property and equipment	—	16
Purchase of trademark rights	—	(200)
Acquisition of business, net of cash acquired	—	(13,980)

Net cash used in investing activities	(9,562)	(23,823)

Cash flows from financing activities
Line of credit—net	3,419	(149)
Proceeds from loan borrowings	30,750	100,000
Debt issuance fees	(776)	(3,350)
Repayments on debt and capital lease obligations	(82,860)	(69,799)
Net proceeds from initial public offering	82,224	—
Dividends paid	(41,300)	—
Repayment of debt in connection with acquisition	—	(20,078)

Net cash (used in) provided by financing activities	(8,543)	6,624

Net increase in cash and cash equivalents	2,480	1,231
Cash and cash equivalents, beginning of period	1,118	1,190

Cash and cash equivalents, end of period	$3,598	$2,421

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$3,347	$1,002
Cash paid for interest	$7,818	$7,079
Supplemental disclosure of non-cash activities:
Unpaid purchases of property and equipment	$702	$276
Equipment acquired through capital lease	$36	$28

The accompanying notes are an integral part of these condensed consolidated financial statements.

Boot Barn Holdings, Inc. and Subsidiaries
Notes to condensed consolidated financial statements
(unaudited)

1.     Description of the company and basis of presentation

Boot Barn Holdings, Inc., formerly known as WW Top Investment Corporation (the "Company") was formed on November 17, 2011, and is incorporated in the State of Delaware. The equity of the Company consisted of 100,000,000 authorized shares and 25,709,194 issued and outstanding shares of common stock as of December 27, 2014. The shares of common stock have voting rights of one vote per share.

As of June 8, 2014, the Company held all of the outstanding shares of common stock of WW Holding Corporation, which held 95.0% of the outstanding shares of common stock of Boot Barn Holding Corporation. On June 9, 2014, WW Holding Corporation was merged with and into the Company and then Boot Barn Holding Corporation was merged with and into the Company. As a result of this reorganization, Boot Barn, Inc. became a direct wholly owned subsidiary of the Company, and the minority stockholders that formerly held 5.0% of Boot Barn Holding Corporation were issued a total of 1,000,000 of common stock and became holders of 5.0% of the Company. Net income attributed to non-controlling interest was recorded for all periods through June 9, 2014. Subsequent to June 9, 2014, there were no noncontrolling interests. On June 10, 2014, the legal name of the Company was changed from WW Top Investment Corporation to Boot Barn Holdings, Inc.

The Company operates specialty retail stores that sell western and work boots and related apparel and accessories. The Company operates retail locations throughout the U.S. and sells its merchandise via the internet. The Company operated a total of 166 stores in 26 states as of December 27, 2014 and 152 stores in 23 states as of March 29, 2014. As of December 27, 2014, all stores operate under the Boot Barn name, with the exception of two stores which operate under the "American Worker" name.

Basis of presentation

The Company's consolidated financial statements as of and for the thirteen weeks and thirty-nine weeks ended December 27, 2014 and December 28, 2013 are prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP"), and include the accounts of the Company and each of its subsidiaries, including Boot Barn, Inc., RCC Western Stores, Inc. ("RCC") and Baskins Acquisition Holdings, LLC ("Baskins"). All intercompany accounts and transactions among the Company and its subsidiaries have been eliminated in consolidation. Certain information and footnote disclosures normally included in the Company's annual consolidated financial statements have been condensed or omitted.

In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments that are of a normal and recurring nature necessary to fairly present the Company's financial position and results of operations and cash flows in all material respects as of the dates and for the periods presented. The results of operations presented in the interim condensed consolidated financial statements are not necessarily indicative of the results that may be expected for the fiscal year ending March 28, 2015.

Fiscal periods

The Company reports its results of operations and cash flows on a 52- or 53-week basis, and its fiscal year ends on the Saturday closest to March 31. The years ending March 28, 2015 ("fiscal 2015") and March 29, 2014 ("fiscal 2014") each consist of 52 weeks. Fiscal quarters contain thirteen weeks, with the exception of the fourth quarter of a 53-week fiscal year, which contains fourteen weeks. The third quarters of fiscal 2015 and fiscal 2014 ended on December 27, 2014 and December 28, 2013, respectively.

Amendment of certificate of incorporation

On October 19, 2014, the Company's board of directors authorized the amendment of its certificate of incorporation to increase the number of shares that the Company is authorized to issue to 100,000,000 shares of common stock, par value $0.0001 per share. In addition, the amendment of the certificate of incorporation authorized the Company to issue 10,000,000 shares of preferred stock, par value $0.0001 per share, and effect a 25-for-1 stock split of its outstanding common stock. The amendment became effective on October 27, 2014. Accordingly, all common share and per share amounts in these condensed consolidated financial statements have been adjusted to reflect the increase in authorized shares and the 25-for-1 stock split as though it had occurred at the beginning of the initial period presented.

Initial public offering

On October 29, 2014, the Company commenced its initial public offering ("IPO") of 5,000,000 shares of its common stock. In addition, on October 31, 2014, the underwriters of the IPO exercised their option to purchase an additional 750,000 shares of common stock from the Company. As a result, 5,750,000 shares of common stock were issued and sold by the Company at a price of $16.00 per share.

As a result of the IPO, the Company received net proceeds of approximately $82.2 million, after deducting the underwriting discount of $6.4 million and related fees and expenses of $3.3 million. The Company used the net proceeds from the IPO to pay down the principal balance of its term loan with Golub Capital LLC. See Note 5, "Revolving Credit Facilities and Long-Term Debt".

2.     Summary of significant accounting policies

Information regarding the Company's significant accounting policies is contained in Note 2, "Summary of Significant Accounting Policies", to the consolidated financial statements included in the Company's final prospectus filed with the Securities and Exchange Commission (the "SEC") on October 30, 2014. Presented below in the following notes is supplemental information that should be read in conjunction with those consolidated financial statements.

Comprehensive income

The Company does not have any components of other comprehensive income recorded within its consolidated financial statements and, therefore, does not separately present a statement of comprehensive income in its consolidated financial statements.

Segment reporting

GAAP has established guidance for reporting information about a company's operating segments, including disclosures related to a company's products and services, geographic areas and major customers. The

Company operates in a single operating segment, which includes net sales generated from its retail stores and e-commerce website. All of the Company's identifiable assets are in the U.S.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Among the significant estimates affecting the Company's consolidated financial statements are those relating to revenue recognition, inventories, goodwill, intangible and long-lived assets, stock-based compensation and income taxes. Management regularly evaluates its estimates and assumptions based upon historical experience and various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. As of December 27, 2014, the Company had identified no indicators of impairment with respect to its goodwill, intangible and long-lived asset balances. To the extent actual results differ from those estimates, the Company's future results of operations may be affected. The Company performs its annual goodwill impairment test on the first day of the fourth fiscal quarter, or more frequently if it believes that indicators of impairment exist.

Fair value of certain financial assets and liabilities

The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements and Disclosures, ("ASC 820") which requires disclosure of the estimated fair value of certain assets and liabilities defined by the guidance as financial instruments. The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable and debt. ASC 820 defines the fair value of financial instruments as the price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level hierarchy for disclosure that is based on the extent and level of judgment used to estimate the fair value of assets and liabilities.

•
Level 1 uses unadjusted quoted prices that are available in active markets for identical assets or liabilities.

•
Level 2 uses inputs other than quoted prices included in Level 1 that are either directly or indirectly observable through correlation with market data. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs to valuation models or other pricing methodologies that do not require significant judgment because the inputs used in the model, such as interest rates and volatility, can be corroborated by readily observable market data.

•
Level 3 uses one or more significant inputs that are unobservable and supported by little or no market activity, and reflect the use of significant management judgment. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques and significant management judgment or estimation.

Cash and cash equivalents, accounts receivable and accounts payable are valued at fair value and are classified according to the lowest level input that is significant to the fair value measurement. As a result, the asset or liability could be classified as Level 2 or Level 3 even though there may be certain significant inputs that are readily observable. The Company believes that the recorded value of its financial instruments approximate their current fair values because of their nature and respective relatively short maturity dates or duration.

Although market quotes for the fair value of the outstanding debt arrangements discussed in Note 5, "Revolving Credit Facilities and Long-Term Debt" are not readily available, the Company believes its carrying value approximates fair value due to the variable interest rates, which are Level 2 inputs. There were no financial assets or liabilities requiring fair value measurements as of December 27, 2014 on a recurring basis.

Recent accounting pronouncements

In July 2013, the FASB issued Accounting Standards Update ("ASU") No. 2013-11, "Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit when a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force)". The amendments in this ASU provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. An unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward with certain exceptions, in which case such an unrecognized tax benefit should be presented in the financial statements as a liability. The amendments in this ASU do not require new recurring disclosures. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Companies may choose to apply this guidance retrospectively to each prior reporting period presented. The Company adopted this ASU on March 30, 2014, and the adoption of this guidance did not have a material impact on its consolidated financial statements.

In April 2014, the FASB issued ASU No. 2014-08, "Presentation of Financial Statements and Property, Plant, and Equipment "and "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity". The ASU amendment changes the requirements for reporting discontinued operations in Subtopic 205-20. The amendment is effective on a prospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2014. Early adoption is permitted for disposals that have not been reported in financial statements previously issued. Based on the Company's evaluation of the ASU, its adoption of this update is not expected to have a material impact on the Company's financial position or results of operation.

In May 2014, the FASB issued ASU No. 2014-09, "Revenue From Contracts with Customers". The ASU amended revenue recognition guidance to clarify the principles for recognizing revenue from contracts with customers. The new standard is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled to when products are transferred to customers. The Company is required to adopt this new standard for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted. The new revenue accounting standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements.

In August 2014, the FASB issued an amendment to the accounting guidance related to the evaluation of an entity's ability to continue as a going concern. The amendment establishes management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern in connection with preparing financial statements for each annual and interim reporting period. The update also gives guidance to determine whether to disclose information about relevant conditions and events when there is substantial doubt about an entity's ability to continue as a going concern. This guidance will be effective for the Company as of December 15, 2016. The new guidance is not expected to have an impact on our financial position, results of operations, or cash flows.

3.     Business combinations

Baskins Acquisition Holdings, LLC

Effective May 25, 2013, the Company completed the acquisition of 100% of the member interests in Baskins, including 30 stores and an online retail website. Baskins was a specialty western retailer with stores in Texas and Louisiana, and the acquisition expanded the Company's operations into these core markets. All of the acquired Baskins stores were subsequently converted into Boot Barn stores. The goodwill represents the additional amounts paid in order to expand the Company's geographical presence.

The acquisition-date fair value of the consideration transferred totaled $37.7 million, which consisted of $36.0 million in cash and $1.7 million of contingent consideration. The $36.0 million of cash included $13.7 million paid to the members of Baskins, $2.2 million paid into an escrow account and $20.1 million to repay Baskins' outstanding debt. These payments were partially offset by $1.9 million, which represents the amount of cash on hand immediately prior to the closing of the acquisition. Claims against the escrow account could have been made until November 30, 2014. However, no claims were made as of that date, and the escrow funds were released during the thirteen weeks ended December 27, 2014.

The Company was obligated to make additional earnout payments, contingent on the achievement of milestones relating to 12-month store sales associated with three new stores for the periods beginning January 24, 2013, January 31, 2013 and February 20, 2013 at each of the three stores. The maximum amount payable upon achievement of the milestones was $2.1 million. Each of the milestones was achieved, and the Company made a cash payment of $2.1 million in the fourth quarter of fiscal 2014. As of the acquisition date, the Company estimated that these earnout payments would be $1.7 million, based on then existing facts and circumstances. The estimated fair value of this earnout was determined by using revenue projections and applying a discount rate to reflect the risk of the underlying conditions not being satisfied, such that no payment would be due. The fair value measurement of the earnout was based primarily on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. A total of $0.4 million from the revaluation of contingent consideration was recorded in the fourth quarter of fiscal 2014 to selling, general and administrative expenses in the Company's consolidated statement of operations.

The total fair value of consideration transferred for the acquisition was allocated to the net tangible and intangible assets based upon the Company's estimate of their fair values as of the date of the acquisition. The excess of the purchase price over the net tangible and intangible assets was recorded as goodwill. The goodwill is deductible for income tax purposes. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date based on the purchase price (in thousands):

At May 25, 2013 (Level 3)

Assets acquired:
Cash and cash equivalents	$1,935
Current assets	22,083
Property and equipment, net	5,850
Intangible assets acquired	5,006
Goodwill	15,064
Other assets	109

Total assets acquired	50,047

Liabilities assumed:
Other current liabilities	12,119
Line of credit—current	10,259
Notes payable—current	9,819
Contingent consideration	1,740
Above-market leases	83
Capital lease obligation	138

Total liabilities assumed	34,158

Total purchase price	$15,889

Definite-lived intangible assets are recorded at their fair value as of the acquisition date with amortization computed utilizing the straight-line method over the assets' estimated useful lives, with the exception of customer lists, which are amortized based on the estimated attrition rate. The period of amortization for trademarks is six months, non-compete agreements is four years, customer lists is five years, and below-market leases is four to 18 years. For leases under market rent, amortization is based on the discounted future benefits from lease payments under market rents.

Acquisition-related costs are recognized separately from the acquisition and are expensed as incurred. The Company incurred $0.7 million of acquisition-related costs during the thirty-nine weeks ended December 28, 2013. The amount of net revenue and net income of Baskins included in the Company's condensed consolidated statements of operations from the acquisition date to December 28, 2013 were $41.9 million and $3.3 million, respectively.

Supplemental as adjusted data (unaudited)

The unaudited as adjusted statements of operations data below gives effect to the Baskins acquisition, as well as the Company's acquisition of RCC on August 31, 2012, as if they had all occurred as of March 30, 2013. These amounts have been calculated after applying the Company's accounting policies and adjusting the results of Baskins, RCC and Boot Barn Holding Corporation to reflect the effects of amortization of purchased intangible assets and acquired inventory valuation step-up, additional financing as of April 3, 2011 in order to complete the acquisitions, income tax expense and other transaction costs directly associated with the acquisitions such as legal, accounting and banking fees. The adjustments are based upon currently available information and certain assumptions that the Company believes are reasonable under the circumstances. Pre-acquisition net sales and net income numbers for acquired entities are derived from their books and records prepared prior to the acquisition. This as adjusted data is presented for informational purposes only and does not purport to be indicative of the results of future operations or of the results that would have occurred had the acquisitions taken place as of the date noted above.

As adjusted net sales (unaudited)

(in thousands)	Thirty-nine weeks ended December 28, 2013

Net sales (as reported)	$257,382
Baskins	8,290

As adjusted net sales	$265,672

As adjusted net income (unaudited)

(in thousands)	Thirty-nine weeks ended December 28, 2013

Net income (as reported)	$3,768
Baskins	831
RCC	(821)
Boot Barn Holding Corporation	2,593

As adjusted net income	$6,371

4.    Intangible assets, net

Net intangible assets as of December 27, 2014 and March 29, 2014 consisted of the following (in thousands):

	December 27, 2014
	Gross carrying amount	Accumulated amortization	Net

Trademarks	$2,490	$(2,490)	$—
Customer list	7,300	(4,038)	3,262
Non-compete agreements	1,380	(723)	657
Below-market leases	5,318	(1,576)	3,742

Total definite lived	16,488	(8,827)	7,661
Trademarks-indefinite lived	50,100	—	50,100

Total intangible assets	$66,588	$(8,827)	$57,761

	March 29, 2014
	Gross carrying amount	Accumulated amortization	Net

Trademarks	$2,490	$(2,490)	$—
Customer list	7,300	(2,732)	4,568
Non-compete agreements	1,380	(500)	880
Below-market leases	5,318	(1,143)	4,175

Total definite lived	16,488	(6,865)	9,623
Trademarks-indefinite lived	50,100	—	50,100

Total intangible assets	$66,588	$(6,865)	$59,723

Amortization expense for intangible assets totaled $0.6 million and $1.0 million for the thirteen weeks ended December 27, 2014 and December 28, 2013, respectively, and $2.0 million and $2.9 million for the thirty-nine weeks ended December 28, 2013, respectively, and is included in selling, general and administrative expenses.

As of December 27, 2014, estimated future amortization of intangible assets was as follows (in thousands):

Fiscal year

2015	$631
2016	2,324
2017	1,772
2018	777
2019	438
Thereafter	1,719

Total	$7,661

5.     Revolving credit facilities and long-term debt

Revolving credit facility (PNC Bank, N.A.)

On December 11, 2011, the Company obtained a collateral-based revolving line of credit with PNC Bank, N.A. (the "PNC Line of Credit"), which the Company amended on August 31, 2012 and May 31, 2013. The PNC Line of Credit includes a $5.0 million sub-limit for letters of credit. Subject to certain terms and conditions, PNC Bank, N.A. is committed to increase the facility by an additional $10.0 million at our request. On April 15, 2014, the Company amended the PNC Line of Credit to increase the borrowing capacity from $60.0 million to up to $70.0 million. On November 5, 2014, the Company amended the PNC Line of Credit to (a) permit certain addbacks to the definition of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") relating to expenses incurred in connection with the Company's recently completed IPO and the preparation of the PNC Line of Credit amendment, (b) revise the "Change of Control" definition and the covenant restricting certain equity issuances to be more customary for a publicly traded company, (c) delete the equity cure provisions and (d) change the financial statement reporting requirements, and timing to align with the Securities and Exchange Commission disclosure requirements. All other material terms of the PNC Line of Credit remained unchanged following each of the amendments.

The PNC Line of Credit is to be used for working capital and general corporate purposes, and has a maturity date of May 31, 2018. The available borrowing under the PNC Line of Credit is based on the collective value of eligible inventory and credit card receivables multiplied by specific advance rates, and is recalculated monthly. The PNC Line of Credit bears interest at (1) 0.75% if the amount of borrowings are less than 60% of the maximum borrowing capacity or 1.00% if the total borrowings are greater than 60% of the maximum borrowing capacity, plus (2) the highest of the bank's public lending rate, federal funds open rate plus 0.50%, or the LIBOR rate for a period of one month plus 1.00%. The Company can also elect to use the Eurodollar rate plus 0.75% if the amount of borrowings is less than 60% of the maximum borrowing capacity or 1.00% if the total borrowings are greater than 60% of the maximum borrowing capacity. As of December 27, 2014, the total amount available to borrow was $38.0 million and the outstanding balance was $32.0 million. The outstanding borrowings as of December 27, 2014 consisted of $30.0 million outstanding at a rate of 1.91% and $2.0 million outstanding at a rate of 4.0%. Total interest expense incurred on the PNC Line of Credit for the thirteen and thirty-nine weeks ended December 27, 2014 was $0.9 million and $1.5 million, respectively.

The PNC Line of Credit includes certain financial and nonfinancial covenants. The financial covenants include a minimum fixed charge coverage ratio only when "excess availability" falls below specified floor levels, while nonfinancial covenants include restrictions on a number of other activities. The Company was in compliance with its financial and non-financial covenants as of December 27, 2014.

Term loan due may 2019 (Golub Capital LLC)

The Company entered into a loan and security agreement with Golub Capital LLC on May 31, 2013, as amended by the first amendment to term loan and security agreement dated September 23, 2013 (the "Golub Loan"). On April 14, 2014, the Company entered into an amended and restated term loan and security agreement for the Golub Loan. The amended and restated loan and security agreement increased the borrowings on the Golub Loan from $99.2 million to $130.0 million, with the proceeds used to fund a portion of the $41.3 million dividend to stockholders and cash payment to holders of vested options that was paid in April 2014. See Note 6, "Stock-Based Compensation". On November 5, 2014, the Company amended the Golub Loan to (a) permit certain addbacks to the definition of EBITDA relating to expenses incurred in connection with the Company's recently completed IPO and the preparation of the Golub Loan amendment, (b) revise the "Change of Control" definition and the covenant restricting certain equity issuances to be more customary for a publicly traded company, (c) delete the equity cure provisions and (d) change the financial statement deliverable requirements, and timing to align with the Securities and Exchange Commission disclosure requirements. In addition, the Golub amendment reduced the applicable LIBOR Floor to from 1.25% to 1.00% which changed the current interest rate from 7.00% to 6.75%. All other material terms of the Golub Loan remained unchanged following each of the amendments.

The obligations under the Golub Loan are secured by substantially all of the Company's assets and the Company's guarantors' assets. A provision allowing the Company to conduct an initial public offering was also added to the amended and restated loan and security agreement. Effective with the principal payment due on December 31, 2014, principal is payable in quarterly installments of $119,953 made each calendar quarter and ending on the maturity date of May 31, 2019, with the remaining balance due at maturity, as well as certain customary mandatory prepayments at the lender's discretion, including a specified portion of annual "excess cash flow", as defined in the Golub Loan agreement. All other material terms of the Golub Loan remain unchanged from the May 31, 2013 Golub Loan. The outstanding balance of the Golub Loan was $47.4 million at December 27, 2014.

Interest on the Golub Loan is paid quarterly and is calculated on either a base rate or the LIBOR rate. The base rate is a floating interest rate that is the sum of 4.75% plus the higher of (1) the prime rate, (2) the one-month LIBOR rate plus 1% with a LIBOR floor of 1.25% or (3) the Federal Funds rate, plus 50 basis points. The LIBOR rate is 5.75%, plus the LIBOR rate for a period of one, two, three, six, or, if available to all lenders, nine or 12 months (with a LIBOR floor of 1.25% prior to the most recent amendment, and currently 1.0%), as elected by the Company. Interest is payable quarterly in arrears on the last day of each quarter. Interest charges are computed on the actual principal outstanding. As of December 27, 2014, the interest rate on the Golub Loan was 6.75%. Total interest expense incurred on the Golub Loan was $1.4 million and $6.0 million for the thirteen and thirty-nine weeks ended December 27, 2014, respectively.

The Golub Loan requires the Company to meet certain financial and non-financial covenants. Financial covenants include a minimum interest coverage ratio and a maximum total leverage ratio. In addition, the loan agreement also limits the amount that the Company can spend on capital expenditures per year. The Golub Loan also requires, at the lender's discretion, that 50% of the Company's excess cash flow, as defined in the Golub Loan agreement, be used to make prepayments of outstanding loan amounts. The Company is also subject to early termination fees in certain instances of voluntary prepayments of the Golub Loan in excess of $10.0 million. The Company was in compliance with all of its financial and non-financial covenants as of December 27, 2014.

If there is an event of default under the Golub Loan, the principal and the interest accrued thereon may be declared immediately due and payable, subject to certain conditions set forth in the amended and restated term loan and security agreement. Events of default under the Golub Loan include, but are not limited to, the Company becoming delinquent in making certain payments due under the Golub Loan, the Company incurring certain events of default with respect to other indebtedness or obligations, the Company undergoing a change in control or the Company becoming subject to certain bankruptcy proceedings or orders. As of December 27, 2014, no events of default had occurred.

Principal payment on Golub Loan

On November 5, 2014, the Company used $81.9 million of the net proceeds from the IPO to repay a portion of the principal balance on the Golub Loan. The Company incurred a pre-payment penalty of $0.6 million and accelerated amortization of deferred loan fees of $1.7 million, which was recorded to interest expense during the thirteen weeks ended December 27, 2014.

$20 million term loan (PNC Bank, N.A.)

The Company entered into a loan and security agreement with PNC Bank N.A. on December 11, 2011, as amended by the first amendment to term loan agreement dated August 31, 2012 (the "PNC Term Loan"). The PNC Term Loan included a term loan facility of $20.0 million. Interest accrued on outstanding amounts under the PNC Term Loan at the rate of 7.5% per annum, due monthly. Effective October 1, 2012, monthly principal payments of $166,667 were required. In connection with the closing of the Golub Loan in May 2013, the Company converted all outstanding amounts on the PNC Term Loan to borrowings under the PNC Line of Credit.

Senior subordinated term loans (related party term loans)

On December 11, 2011, the Company obtained senior subordinated term loans from certain subordinated lenders, in the aggregate amount of $25.0 million, bearing interest at the rate of 12.5%, due quarterly. The subordinated lenders were related parties. On August 31, 2012, the Company borrowed an additional $25.5 million from the subordinated lenders. See Note 9, "Related Party Transactions". In connection with the closing of the Golub Loan in May 2013, the Company paid off all outstanding amounts on its senior subordinated term loans.

Deferred loan fees

The Company incurred approximately $4.1 million of deferred loan fees related to the issuance of the Golub Loan and the PNC Line of Credit, which are being amortized to interest expense using the effective interest method over the term of the loan through May 31, 2019. The remaining balance of deferred loan fees as of December 27, 2014 is $1.4 million, and is included in prepaid expenses and other current assets (current portion) and other assets (long-term portion) on the condensed consolidated balance sheet.

Aggregate contractual maturities

Aggregate contractual maturities for the Company's line of credit and long-term debt as of December 27, 2014 are as follows (in thousands):

Fiscal year

2015	$120
2016	480
2017	480
2018	480
2019	32,523
Thereafter	45,408

Total	$79,491

6.     Stock-Based Compensation

Equity incentive plans

On January 27, 2012, the Company approved the 2011 Equity Incentive Plan (the "2011 Plan"). The 2011 Plan authorized the Company to issue options to employees, consultants and directors to purchase up to a total of 3,750,000 shares of common stock. As of December 27, 2014, all awards granted by the Company have been nonqualified stock options. Options granted under the 2011 Plan have a life of 10 years and vest over service periods of five years or in connection with certain events as defined by the 2011 Plan.

On October 19, 2014, the Company approved the 2014 Equity Incentive Plan (the "2014 Plan"). The 2014 Plan authorizes the Company to issue awards to employees, consultants and directors with respect to a total of 1,600,000 shares of common stock, par value $0.0001 per share. All awards granted by the Company to date have been nonqualified stock options or restricted stock awards.

Pro rata cash dividend, cash payment to holders of vested options and adjustment to exercise price of unvested options

On April 11, 2014, the Company declared and subsequently paid a pro rata cash dividend to its stockholders totaling $39.9 million, made a cash payment of $1.4 million to holders of vested options, and lowered the exercise price of 1,918,550 unvested options by $2.00 per share. The cash payments totaling $41.3 million reduced retained earnings to zero and reduced additional paid-in capital by $39.7 million. The 2011 Plan has nondiscretionary antidilution provisions that require the fair value of the option awards to be equalized in the event of an equity restructuring. Consequently, the board of directors of the Company was obligated under the antidilution provisions to approve the reduction of the exercise price on the unvested options and make the cash payment to the holders of vested options. No incremental stock-based compensation expense was recognized for the dividend for the vested options or reduction in exercise price for the unvested options.

Non-qualified stock options

During the thirteen and thirty-nine weeks ended December 27, 2014, the Company granted certain members of management options to purchase a total of 124,650 shares (all under the 2014 Plan) and 237,500 shares of common stock, respectively. The total grant date fair value of stock options granted during the thirteen and thirty-nine weeks ended December 27, 2014 was $0.9 million and $2.4 million, respectively, with grant date fair values ranging from $6.08 to $7.79 per share. The Company is recognizing the expense relating to these stock options on a straight-line basis over the five-year service period of the awards. The exercise prices of these awards range between $9.40 and $16.00 per share.

On October 29, 2014, the Company granted its Chief Executive Officer ("CEO") options to purchase 99,650 shares of common stock under the 2014 Plan. These options contain both service and market conditions. Vesting of the options occurs if the market price of the Company's stock achieves stated targets through the third anniversary of the date of grant. If those market price targets are achieved, the options will vest in equal amounts on the third, fourth and fifth anniversaries of the grant date. The fair value of the options was estimated using a Monte Carlo simulation model. The following significant assumptions were used as of October 29, 2014:

Stock price	$16.00
Exercise price	$16.00
Expected option term	6.0 years
Expected volatility	55.0%
Risk-free interest rate	1.8%
Expected annual dividend yield	0%

During the thirteen and thirty-nine weeks ended December 28, 2013, the Company granted certain members of management options to purchase a total of 112,500 shares and 312,500 shares of common stock, respectively, under the 2011 Plan. The total grant date fair value of the stock options during the thirteen and thirty-nine weeks ended December 28, 2013 was $0.7 million and $2.1 million, respectively, with grant date fair values ranging from $6.64 to $6.92 per share. The Company is recognizing the expense relating to these stock option on a straight-line basis over the five-year service period of the awards. The exercise prices of these awards range between $7.18 and $8.16 per share.

The fair values of stock options granted during the thirteen and thirty-nine weeks ended December 27, 2014 and December 28, 2013 were estimated on the grant dates using the following assumptions:

	Thirteen weeks ended		Thirty-nine weeks ended
	December 27, 2014	December 28, 2013	December 27, 2014	December 28, 2013

Expected option term(1)	6.5 years	6.5 years	6.5 years	6.5 years
Expected volatility factor(2)	38.6% - 55.0%	56.0%	38.6% - 56.0%	56.0%
Risk-free interest rate(3)	1.7% - 1.8%	1.9%	1.7% - 2.0%	1.9% - 2.0%
Expected annual dividend yield(4)	0%	0%	0%	0%

(1)    The Company has limited historical information regarding expected option term. Accordingly, the Company determined the expected life of the options using the simplified method.

(2)    Stock volatility for each grant is measured using the weighted average of historical daily price changes of the Company's competitors' common stock over the most recent period equal to the expected option term of the Company's awards.

(3)    The risk-free interest rate is determined using the rate on treasury securities with the same term.

(4)   The board of directors paid a dividend to stockholders in April 2014. The Company's board of directors does not plan to pay cash dividends in the foreseeable future. Consequently, the Company used an expected dividend yield of zero.

The stock option awards discussed above, with the exception of options awarded to the Company's CEO on October 29, 2014, were measured at fair value on the grant date using the Black-Scholes option valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, expected volatility of the Company's stock price over the option's expected term, the risk-free interest rate over the option's expected term and the Company's expected annual dividend yield, if any. The Company's estimate of pre-vesting forfeitures, or forfeiture rate, was based on its internal analysis, which included the award recipients' positions within the Company and the vesting period of the awards. The Company will issue shares of common stock when the options are exercised.

Intrinsic value for stock options is defined as the difference between the market price of the Company's common stock on the last business day of the fiscal quarter and the weighted average exercise price of in-the-money stock options outstanding at the end of each fiscal period. The market value per share at December 27, 2014 was $18.42. The following table summarizes the stock award activity for the thirty-nine weeks ended December 27, 2014 (aggregate intrinsic value in thousands):

	Stock options	Grant date weighted- average exercise price(1)	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding at March 29, 2014	2,515,000	$5.97
Granted	362,150	$12.21
Cancelled, forfetied or expired	—	$—

Outstanding at December 27, 2014	2,877,150	$6.76	7.7	$33,556

Vested and expected to vest at December 27, 2014	2,877,150	$6.76	7.7	$33,556

Exerciseable at December 27, 2014	962,850	$6.61	7.4	$11,372

(1)    The grant date weighted-average exercise price reflects the reduction of the exercise price by $2.00 per share for the 1,918,550 unvested options that were part of the April 2014 dividend discussed above.

A summary of the status of non-vested stock options as of December 27, 2014 and changes during the thirty-nine weeks ended December 27, 2014 is presented below:

	Shares	Weighted- average grant date fair value

Nonvested at March 29, 2014	1,793,550	$3.55
Granted	362,150	$6.55
Vested	(241,400)	$4.63
Nonvested shares forfeited	—	$—

Nonvested at December 27, 2014	1,914,300	$3.98

Restricted stock awards

During the thirteen and thirty-nine weeks ended December 27, 2014, the Company granted 30,313 restricted shares of common stock to various employees and one member of its Board of Directors under the 2014 Plan. The shares granted to employees vest in four equal annual installments beginning on the grant date, provided that the respective award recipient continues to be employed by the Company through each of those dates. The shares granted to the member of the Board of Directors vest in full upon the one-year anniversary of the date of grant, provided that the Board member continues to serve of the Board of Directors through that date. The grant date fair value of these awards totaled $0.5 million. The Company is recognizing the expense relating to these awards on a straight-line basis over the service period of each award, commencing on the date of grant.

Stock-based compensation expense

Stock-based compensation expense was $0.5 million and $0.3 million for the thirteen weeks ended December 27, 2014 and December 28, 2013, respectively and $1.5 million and $0.9 million for the thirty-nine weeks ended December 27, 2014 and December 28, 2013, respectively. Stock-based compensation expense of $0.1 million was recorded in cost of goods sold in the condensed consolidated statements of operations for each of the thirteen weeks ended December 27, 2014 and December 28, 2013, respectively, and $0.3 million and $0.2 million for the thirty-nine weeks ended December 27, 2014 and December 28, 2013, respectively. All other stock-based compensation expense is included in selling, general and administrative expenses in the condensed consolidated statements of operations. As of December 27, 2014, there was $7.3 million of total unrecognized stock-based compensation expense related to unvested stock options and restricted stock awards. This cost has a weighted-average remaining recognition period of 2.2 years.

7.     Commitments and Contingencies

As of December 27, 2014, the Company had employment agreements with three key officers of the Company. One of the employment agreements expires in November 2015. This agreement automatically renews for successive one-year terms and will continue to do so unless otherwise terminated. The two other employment agreements do not expire. These employment agreements, together with a letter agreement between one of these officers and the Company, provide for minimum salary levels and incentive bonuses that are payable under certain business conditions, as well as guaranteed payments in the event of termination of employment in certain circumstances. The future amounts payable under these employment agreements and letter agreement have not been recorded in the condensed consolidated financial statements as of December 27, 2014 and March 29, 2014.

The Company is involved, from time to time, in litigation that is incidental to its business. The Company has reviewed these matters to determine if reserves are required for losses that are probable and reasonable to estimate in accordance with FASB ASC Topic 450, Contingencies. The Company evaluates such reserves, if any, based upon several criteria, including the merits of each claim, settlement discussions and advice from outside legal counsel, as well as indemnification of amounts expended by the Company's insurers or others, if any. In management's opinion, none of these legal matters, individually or in the aggregate, will have a material effect on the Company's financial position, results of operations, cash flows or liquidity.

During the normal course of its business, the Company has made certain indemnifications and commitments under which the Company may be required to make payments for certain transactions. These indemnifications include those given to various lessors in connection with facility leases for certain claims arising from such facility leases, and indemnifications to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. The majority of these indemnifications and commitments do not provide for any limitation of the maximum potential future payments the Company could be obligated to make, and their duration may be indefinite. The Company has not recorded any liability for these indemnifications and commitments in the condensed consolidated balance sheets, statements of operations or cash flows as the impact is expected to be immaterial.

8.     Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"). In accordance with ASC 740, the Company recognizes deferred tax assets and liabilities based on the liability method, which requires an adjustment to the deferred tax asset or liability to reflect income tax rates currently in effect. When income tax rates increase or decrease, a corresponding adjustment to income tax expense is recorded by applying the rate change to the cumulative temporary differences. ASC 740 prescribes the recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. ASC 740 requires the Company to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recognized. Additionally, ASC 740 provides guidance on recognition measurement, derecognition, classification, related interest and penalties, accounting in interim periods, disclosure and transition.

The provision for income taxes is based on the current estimate of the annual effective tax rate and is adjusted as necessary for discrete events occurring in a particular period. The effective income tax rate was 36.0% and 38.4% for the thirteen weeks ended December 27, 2014 and December 28, 2013, respectively, and 37.9% and 39.2% for the thirty-nine weeks ended December 27, 2014 and December 28, 2013, respectively. The effective tax rates for the thirteen and thirty-nine weeks ended December 27, 2014 are lower than their comparable periods in fiscal 2014 due to discrete items recognized in the first and third quarters of fiscal 2015 relating to return to provision adjustments. Because management believes that it is more likely than not that the Company will realize the full amount of the net deferred tax assets, the Company has not recorded any valuation allowance for the deferred tax assets.

The Company's policy is to accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense. At December 27, 2014, the Company had no accrued liability for penalties and interest.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. At December 27, 2014 the Company is not aware of tax examinations (current or potential) in any tax jurisdictions.

9.     Related party transactions

Leases and other transactions

The Company has a lease agreement for one of its stores at a location owned by one minority stockholder of the Company. The Company paid less than $0.1 million for these leases during both of the thirteen weeks ended December 27, 2014 and December 28, 2013, and $0.1 million for both of the thirty-nine weeks ended December 27, 2014 and December 28, 2013. These lease payments are included in cost of goods sold in the consolidated statements of operations.

Related party loans

As of March 30, 2013, the Company had notes payable (see Note 5, "Revolving Credit Facilities and Long-Term Debt") to the subordinated lenders who own common stock of the Company. These notes were paid in full in May 2013. Interest and early termination fees paid to these entities totaled $3.6 million in the thirty-nine weeks ended December 28, 2013.

10.   Earnings per share

Earnings per share is computed under the provisions of FASB ASC Topic 260, Earnings Per Share. Basic earnings per share is computed based on the weighted average number of outstanding shares of common stock during the period. Diluted earnings per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method, whereby proceeds from such exercise, unamortized compensation and hypothetical excess tax benefits, if any, on share-based awards are assumed to be used by the Company to purchase the common shares at the average market price during the period. Dilutive potential shares of common stock represent outstanding stock options. The dilutive effect of stock options and restricted stock is applicable only in periods of net income.

As discussed in Note 6, "Stock-Based Compensation", holders of vested stock options received a cash payment of $1.4 million, which the Company deducted from net income for purposes of the earnings per share calculation to determine the net income available for common shareholders. This resulted in net income available for common stockholders of $9.7 million for purposes of the earnings per share calculation for the thirty-nine weeks ended December 27, 2014.

The components of basic and diluted loss per share of common stock, in aggregate, for the thirteen and thirty-nine weeks ended December 27, 2014 and December 28, 2013 are as follows (in thousands, except per share amounts):

	Thirteen weeks ended		Thirty-nine weeks ended
	December 27, 2014	December 28, 2013	December 27, 2014	December 28, 2013

Net income attributed to Boot Barn Holdings, Inc.	$8,763	$6,339	$11,116	$3,579
Less: Cash payment to holders of vested options	$—	$—	$(1,443)	$—

Net income available for common stockholders	$8,763	$6,339	$9,673	$3,579

Weighted average basic shares outstanding	23,704	18,929	20,928	18,929
Dilutive effect of stock options	852	503	671	344

Weighted average diluted shares outstanding	24,556	19,432	21,599	19,273

Basic earnings per share	$0.37	$0.33	$0.46	$0.19
Diluted earnings per share	$0.36	$0.33	$0.45	$0.19

Options to purchase 237,150 shares and 478,692 shares of common stock were outstanding during the thirteen and thirty-nine weeks ended December 27, 2014, respectively, but were not included in the computation of weighted average diluted common shares outstanding as the effect of doing so would have been anti-dilutive. Options to purchase 611,440 shares and 1,249,380 shares of common stock were outstanding during the thirteen and thirty-nine weeks ended December 28, 2013, respectively, but were not included in the computation of weighted average diluted common shares outstanding as the effect of doing so would have been anti-dilutive.

4,500,000 shares

Common stock

Prospectus

J.P. Morgan	Piper Jaffray	Jefferies

Wells Fargo Securities	Baird

                           , 2015

Part II
Information not required in prospectus

Item 13.    Other expenses of issuance and distribution

The following table sets forth the fees and expenses (other than the underwriting discount) payable by us in connection with the sale of the securities being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the Financial Industry Regulatory Authority, or FINRA, filing fee.

SEC registration fee	$14,481
FINRA filing fee	19,192
Accounting fees and expenses	150,000
Legal fees and expenses	200,000
Printing and engraving expenses	100,000
Transfer agent and registrar expenses	5,000
Miscellaneous	25,000

Total	$513,673

We have agreed to pay the expenses of the selling stockholders related to this offering as set forth above.

Item 14.    Indemnification of directors and officers

As permitted by Section 102 of the Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Pursuant to Delaware law such protection would be unavailable for liability:

•
for any breach of a duty of loyalty to us or our stockholders;

•
for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•
for an act or omission for which the liability of a director is expressly provided by an applicable statute, including unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•
for any transaction from which the director derived an improper benefit.

Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the amended and restated certificate of incorporation to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of our directors will be limited or eliminated to the fullest extent permitted by Delaware law.

Section 145 of the DGCL authorizes a corporation's board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents. Our amended and restated bylaws further provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. The amended and restated bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

In addition, our amended and restated bylaws provide that we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the amended and restated bylaws are not exclusive.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement, a form of which is filed as Exhibit 1.1 hereto, to indemnify us and our directors and officers against certain liabilities under the Securities Act of 1933, as amended, or the Securities Act.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify and advance expenses to each director and executive officer to the fullest extent permitted by Delaware law, the amended and restated certificate of incorporation and amended and restated bylaws, for expenses such as, among other things, attorneys' fees, judgments, fines, and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action by or in our right, arising out of the person's services as our director or executive officer or as the director or executive officer of any subsidiary of ours or any other company or enterprise to which the person provides services at our request. We also maintain directors' and officers' liability insurance.

The SEC has taken the position that personal liability of directors for violation of the federal securities laws cannot be limited and that indemnification by us for any such violation is unenforceable. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Item 15.    Recent sales of unregistered securities

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. All share and per share data gives effect to the 25-for-1 stock split of our common stock effected on October 27, 2014.

During the past three years, we have granted options to employees and directors under our 2011 Equity Incentive Plan to purchase an aggregate of 3,701,550 shares of our common stock at exercise prices ranging from $4.00 (subsequently reduced to $2.00 in connection with the special dividend that was paid to our stockholders on April 17, 2014) to $11.40 per share. During this period, none of these options were exercised. Immediately prior to the initial public offering of our common stock, we granted 30,313 shares of restricted stock to employees and directors under our 2014 Equity Incentive Plan. We were not subject to the reporting requirements of the Exchange Act at the time of issuance of any of these securities, and the amount of securities issued in any consecutive twelve-month period did not exceed $5.0 million and did not exceed the greater of 15% of our total assets or 15% of the outstanding amount of our common stock, each of which was greater than $1.0 million at the time of such issuances. Each of our 2011 Equity Incentive Plan and our 2014 Equity Incentive Plan, copies of which were delivered to each applicable recipient of these securities, constitutes a "written compensatory benefit plan". Accordingly, the issuance of these securities was deemed to be exempt from registration under the Securities Act in reliance on

Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

On December 12, 2011, we issued 18,632,625 shares of our common stock in connection with our acquisition of Boot Barn Holding Corporation in the transaction that we refer to as the Recapitalization. These shares were issued to Freeman Spogli & Co. and other investors for cash in the amount of $4.00 per share and to certain holders of Boot Barn Holding Corporation in exchange for their shares of Boot Barn Holding Corporation with an aggregate value equal to the aggregate value (based on the same $4.00 per-share value) of the number of shares of our common stock issued to them. These shares were issued to a limited number of investors, all of which (other than Freeman Spogli & Co. and its related parties) had an existing relationship with the Boot Barn business, and all of which had sufficient knowledge and experience in financial and business matters to make them capable of evaluating the merits and risks of the prospective investment. All investors had adequate access to information regarding the business and represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. There was no general solicitation of investors or advertising, and we did not pay or give, directly or indirectly, any commission or other remuneration, in connection with the offering of these shares. The certificates representing the securities contain a restrictive legend that prohibits transfers without registration or an applicable exemption. Accordingly, the issuance of these securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering.

On August 31, 2012, we issued 296,725 shares of our common stock to entities affiliated with the Hartford Financial Services Group for cash in the amount of $6.74 per share. These shares were issued to a limited number of investors, all of which had an existing relationship with us, and all of which had sufficient knowledge and experience in financial and business matters to make them capable of evaluating the merits and risks of the prospective investment. All investors had adequate access to information regarding the business and represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. There was no general solicitation of investors or advertising, and we did not pay or give, directly or indirectly, any commission or other remuneration, in connection with the offering of these shares. The certificates representing the securities contain a restrictive legend that prohibits transfers without registration or an applicable exemption. Accordingly, the issuance of these securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering.

On June 9, 2014, we issued 1,000,000 shares of our common stock to the holders of common stock of Boot Barn Holding Corporation other than us in connection with the merger of Boot Barn Holding Corporation with and into us in the transaction that we refer to as the Reorganization. These shares were issued to a limited number of investors, all of which held shares of a wholly owned subsidiary holding company of ours that held all of the Boot Barn business, and all of which had sufficient knowledge and experience in financial and business matters to make them capable of evaluating the merits and risks of the prospective investment. The issued shares were exchanged on a pro rata basis for those subsidiary holding company shares, so the issued shares represented the same investment in the Boot Barn business already held by such investors, but in a different form. There was no general solicitation of investors or advertising, and we did not pay or give, directly or indirectly, any commission or other remuneration, in connection with the offering of these shares. The certificates representing the securities contain a restrictive legend that prohibits transfers without registration or an applicable exemption. Accordingly, the issuance of these securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering.

Item 16.    Exhibit and financial statement schedules

(a)
Exhibits

Number		Description

1.1		Form of Underwriting Agreement
3.1	(2)	Second Amended and Restated Certificate of Incorporation of the Registrant
3.2	(4)	Amended and Restated Bylaws of the Registrant
4.1	(4)	Specimen Common Stock Certificate
4.2	(4)	Form of Registration Rights Agreement, by and among Boot Barn Holdings, Inc. and the stockholders listed therein
5.1		Opinion of Morgan, Lewis & Bockius LLP
10.1	†(4)	Boot Barn Holdings, Inc. 2014 Equity Incentive Plan
10.2	†(4)	Form of Restricted Stock Award Agreement under the Boot Barn Holdings, Inc. 2014 Equity Incentive Plan
10.3	†(4)	Form of Restricted Stock Award Agreement, by and between Boot Barn Holdings, Inc. and Brenda Morris
10.4	†(4)	Form of Stock Option Agreement, by and between Boot Barn Holdings, Inc. and James G. Conroy
10.5	†(4)	Boot Barn Holdings, Inc. 2011 Equity Incentive Plan
10.6	†(4)	Boot Barn Holdings, Inc. 2007 Stock Incentive Plan
10.7	†(4)	Employment Agreement, dated November 12, 2012, by and between Boot Barn, Inc. and James G. Conroy
10.8	†(4)	Continued Employment Agreement, dated January 2, 2014, by and between Boot Barn, Inc. and Paul Iacono
10.9	†(1)	Continued Employment Agreement, effective as of January 26, 2015, by and between Boot Barn, Inc. and Paul Iacono
10.10	†(4)	Employment Agreement, effective as of May 11, 2014, by and between Boot Barn, Inc. and Laurie Grijalva
10.11	†(2)	Letter Agreement, dated July 2, 2014, by and between Boot Barn, Inc. and Laurie Grijalva
10.12	†(1)	Employment Agreement, effective as of January 26, 2015, by and between Boot Barn, Inc. and Gregory V. Hackman
10.13	†(1)	Form of Stock Option Agreement, by and between Boot Barn Holdings, Inc. and Gregory V. Hackman
10.14	+(4)
Second Amended and Restated Revolving Credit and Security Agreement, dated May 31, 2013, by and among Boot Barn, Inc., Boot Barn Holdings, Inc., PNC Bank, National Association, and the lenders party thereto ("Prior Revolving Credit Agreement")

Number		Description

10.15	(4)	Trademark Security Agreement, dated May 31, 2013, by and between Baskins Acquisition Holdings, LLC and PNC Bank, National Association
10.16	+(4)	First Amendment to Prior Revolving Credit Agreement, dated September 23, 2013
10.17	+(4)	Second Amendment to Prior Revolving Credit Agreement, dated April 15, 2014
10.18	(3)	Third Amendment to Prior Revolving Credit Agreement, dated November 5, 2014
10.19	+(4)
		Amended and Restated Term Loan and Security Agreement, dated April 15, 2014, by and among Golub Capital LLC, Boot Barn, Inc., Boot Barn Holdings, Inc. and the lenders party thereto ("Prior Term Loan Agreement")
10.20	(4)	Trademark Security Agreement, dated April 15, 2014, by and between Boot Barn, Inc. and Golub Capital LLC
10.21	(3)	First Amendment to Prior Term Loan Agreement, dated November 5, 2014
10.22	(4)	NSB Software as a Service Master Agreement, dated February 26, 2008, by and between Boot Barn, Inc. and NSB Retail Solutions Inc.
10.23	+(4)	Carrier Agreement P720025535-01, effective as of September 30, 2013, by and between Boot Barn, Inc. and United Parcel Service Inc., including all Addendums thereto
10.24	+(4)	Carrier Agreement P780025560-02, effective as of September 30, 2013, by and between Boot Barn, Inc. and United Parcel Service Inc., including all Addendums thereto
10.25	(4)	Form of Amended and Restated Indemnification Agreement
10.26	(4)	Lease, dated June 25, 2010, by and between Boot Barn, Inc. and The Irvine Company LLC, in respect to the Company's Irvine, California headquarters (the "Lease")
10.27	(4)
		Preliminary Tenant Improvment Electrical Infrastructure prepared by H. Hendy Associates, dated May 24, 2010, as modified by Addendum A dated May 28, 2010 and by Addendum B dated June 1, 2010 (as referenced in Exhibit X to the Lease as the "Pricing Plan")
10.28	(4)	First Amendment to Lease, dated March 29, 2013, by and between Boot Barn, Inc. and The Irvine Company LLC, in respect to the Company's Irvine, California headquarters
10.29
		Credit Agreement, dated February 23, 2015, by and among Boot Barn Holdings, Inc., Boot Barn, Inc., the lenders party thereto, Wells Fargo Bank, National Association, PNC Bank, National Association, Wells Fargo Securities, LLC and PNC Capital Markets LLC
10.30		Collateral Agreement, dated February 23, 2015, by and among Boot Barn Holdings, Inc., Boot Barn, Inc. and certain of its subsidiaries as grantors, in favor of Wells Fargo Bank, National Association
10.31
		Guaranty Agreement, dated February 23, 2015, by and among Boot Barn, Inc., Boot Barn Holdings, Inc. and certain subsidiaries of Boot Barn Holdings, Inc., as guarantors, in favor of Wells Fargo Bank, National Association
21.1	(4)	List of Subsidiaries
23.1		Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
23.2		Consent of Deloitte & Touche LLP

Number		Description

23.3	(4)	Consent of Mōd Advisors LLC
24.1	*	Powers of Attorney (included on signature page to this Registration Statement)
101
		The following materials from Boot Barn Holdings, Inc.'s Registration Statement on Form S-1 formatted in Extensible Business Reporting Language (XBRL): (i) consolidated balance sheets as of March 29, 2014 and March 30, 2013; (ii) consolidated statements of operations for the fiscal years ended March 29, 2014 and March 30, 2013, and the periods from December 12, 2011 to March 31, 2012 and from April 3, 2011 to December 11, 2011; (iii) consolidated statements of stockholders' equity as of March 29, 2014, March 30, 2013, March 31, 2012, December 11, 2011 and April 3, 2011; (iv) consolidated statements of cash flows for the fiscal years ended March 29, 2014 and March 30, 2013, and the periods from December 12, 2011 to March 31, 2012 and from April 3, 2011 to December 11, 2011; (v) notes to consolidated financial statements; (vi) condensed consolidated balance sheets (unaudited) as of December 27, 2014 and March 29, 2014; (vii) condensed consolidated statements of operations (unaudited) for the thirteen and thirty-nine weeks ended December 27, 2014 and December 28, 2013; (viii) condensed consolidated statement of stockholders' equity (unaudited) as of December 27, 2014 and March 29, 2014; (ix) condensed consolidated statements of cash flows (unaudited) for the thirty-nine weeks ended December 27, 2014 and December 28, 2013; and (x) notes to condensed consolidated financial statements (unaudited).

*      Previously filed.

†      Indicates management contract or compensation plan.

+      Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and the omitted portions have been filed separately with the SEC.

(1)    Incorporated by reference to our Current Report on Form 8-K filed on January 9, 2015.

(2)    Incorporated by reference to our Quarterly Report on Form 10-Q filed on December 9, 2014.

(3)    Incorporated by reference to our Current Report on Form 8-K filed on November 6, 2014.

(4)   Incorporated by reference to our Registration Statement on Form S-1, File No. 333-19908.

(b)
Financial statement schedules

All schedules have been omitted because they are not required or because the required information is given in the financial statements or notes to those statements.

Item 17.    Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Irvine, State of California, on February 23, 2015.

BOOT BARN HOLDINGS, INC.
By:	/s/ JAMES G. CONROY
James G. Conroy
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ JAMES G. CONROY James G. Conroy	President, Chief Executive Officer and Director (Principal Executive Officer)	February 23, 2015
/s/ GREGORY V. HACKMAN Gregory V. Hackman	Chief Financial Officer and Secretary (Principal Financial Officer)	February 23, 2015
/s/ CLEMENT H. PORTER Clement H. Porter	Corporate Controller (Principal Accounting Officer)	February 23, 2015
* Greg Bettinelli	Director	February 23, 2015
* Brad J. Brutocao	Director	February 23, 2015
/s/ CHRISTIAN B. JOHNSON Christian B. Johnson	Director	February 23, 2015
* Brenda I. Morris	Director	February 23, 2015

Name		Title	Date

* J. Frederick Simmons		Director	February 23, 2015
* Peter Starrett		Director	February 23, 2015
*by:	/s/ CHRISTIAN B. JOHNSON Christian B. Johnson Attorney-in-fact

Exhibit index

Number		Description

1.1		Form of Underwriting Agreement
3.1	(2)	Second Amended and Restated Certificate of Incorporation of the Registrant
3.2	(4)	Amended and Restated Bylaws of the Registrant
4.1	(4)	Specimen Common Stock Certificate
4.2	(4)	Form of Registration Rights Agreement, by and among Boot Barn Holdings, Inc. and the stockholders listed therein
5.1		Opinion of Morgan, Lewis & Bockius LLP
10.1	†(4)	Boot Barn Holdings, Inc. 2014 Equity Incentive Plan
10.2	†(4)	Form of Restricted Stock Award Agreement under the Boot Barn Holdings, Inc. 2014 Equity Incentive Plan
10.3	†(4)	Form of Restricted Stock Award Agreement, by and between Boot Barn Holdings, Inc. and Brenda Morris
10.4	†(4)	Form of Stock Option Agreement, by and between Boot Barn Holdings, Inc. and James G. Conroy
10.5	†(4)	Boot Barn Holdings, Inc. 2011 Equity Incentive Plan
10.6	†(4)	Boot Barn Holdings, Inc. 2007 Stock Incentive Plan
10.7	†(4)	Employment Agreement, dated November 12, 2012, by and between Boot Barn, Inc. and James G. Conroy
10.8	†(4)	Continued Employment Agreement, dated January 2, 2014, by and between Boot Barn, Inc. and Paul Iacono
10.9	†(1)	Continued Employment Agreement, effective as of January 26, 2015, by and between Boot Barn, Inc. and Paul Iacono
10.10	†(4)	Employment Agreement, effective as of May 11, 2014, by and between Boot Barn, Inc. and Laurie Grijalva
10.11	†(2)	Letter Agreement, dated July 2, 2014, by and between Boot Barn, Inc. and Laurie Grijalva
10.12	†(1)	Employment Agreement, effective as of January 26, 2015, by and between Boot Barn, Inc. and Gregory V. Hackman
10.13	†(1)	Form of Stock Option Agreement, by and between Boot Barn Holdings, Inc. and Gregory V. Hackman
10.14	+(4)
Second Amended and Restated Revolving Credit and Security Agreement, dated May 31, 2013, by and among Boot Barn, Inc., Boot Barn Holdings, Inc., PNC Bank, National Association, and the lenders party thereto ("Prior Revolving Credit Agreement")
10.15	(4)	Trademark Security Agreement, dated May 31, 2013, by and between Baskins Acquisition Holdings, LLC and PNC Bank, National Association
10.16	+(4)	First Amendment to Prior Revolving Credit Agreement, dated September 23, 2013

Number		Description

10.17	+(4)	Second Amendment to Prior Revolving Credit Agreement, dated April 15, 2014
10.18	(3)	Third Amendment to Prior Revolving Credit Agreement, dated November 5, 2014
10.19	+(4)
		Amended and Restated Term Loan and Security Agreement, dated April 15, 2014, by and among Golub Capital LLC, Boot Barn, Inc., Boot Barn Holdings, Inc. and the lenders party thereto ("Prior Term Loan Agreement")
10.20	(4)	Trademark Security Agreement, dated April 15, 2014, by and between Boot Barn, Inc. and Golub Capital LLC
10.21	(3)	First Amendment to Prior Term Loan Agreement, dated November 5, 2014
10.22	(4)	NSB Software as a Service Master Agreement, dated February 26, 2008, by and between Boot Barn, Inc. and NSB Retail Solutions Inc.
10.23	+(4)	Carrier Agreement P720025535-01, effective as of September 30, 2013, by and between Boot Barn, Inc. and United Parcel Service Inc., including all Addendums thereto
10.24	+(4)	Carrier Agreement P780025560-02, effective as of September 30, 2013, by and between Boot Barn, Inc. and United Parcel Service Inc., including all Addendums thereto
10.25	(4)	Form of Amended and Restated Indemnification Agreement
10.26	(4)	Lease, dated June 25, 2010, by and between Boot Barn, Inc. and The Irvine Company LLC, in respect to the Company's Irvine, California headquarters (the "Lease")
10.27	(4)
		Preliminary Tenant Improvment Electrical Infrastructure prepared by H. Hendy Associates, dated May 24, 2010, as modified by Addendum A dated May 28, 2010 and by Addendum B dated June 1, 2010 (as referenced in Exhibit X to the Lease as the "Pricing Plan")
10.28	(4)	First Amendment to Lease, dated March 29, 2013, by and between Boot Barn, Inc. and The Irvine Company LLC, in respect to the Company's Irvine, California headquarters
10.29
		Credit Agreement, dated February 23, 2015, by and among Boot Barn Holdings, Inc., Boot Barn, Inc., the lenders party thereto, Wells Fargo Bank, National Association, PNC Bank, National Association, Wells Fargo Securities, LLC and PNC Capital Markets LLC
10.30		Collateral Agreement, dated February 23, 2015, by and among Boot Barn Holdings, Inc., Boot Barn, Inc. and certain of its subsidiaries as grantors, in favor of Wells Fargo Bank, National Association
10.31
		Guaranty Agreement, dated February 23, 2015, by and among Boot Barn, Inc., Boot Barn Holdings, Inc. and certain subsidiaries of Boot Barn Holdings, Inc., as guarantors, in favor of Wells Fargo Bank, National Association
21.1	(4)	List of Subsidiaries
23.1		Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
23.2		Consent of Deloitte & Touche LLP
23.3	(4)	Consent of Mōd Advisors LLC
24.1	*	Powers of Attorney (included on signature page to this Registration Statement)

Number	Description

101	The following materials from Boot Barn Holdings, Inc.'s Registration Statement on Form S-1 formatted in Extensible Business Reporting Language (XBRL): (i) consolidated balance sheets as of March 29, 2014 and March 30, 2013; (ii) consolidated statements of operations for the fiscal years ended March 29, 2014 and March 30, 2013, and the periods from December 12, 2011 to March 31, 2012 and from April 3, 2011 to December 11, 2011; (iii) consolidated statements of stockholders' equity as of March 29, 2014, March 30, 2013, March 31, 2012, December 11, 2011 and April 3, 2011; (iv) consolidated statements of cash flows for the fiscal years ended March 29, 2014 and March 30, 2013, and the periods from December 12, 2011 to March 31, 2012 and from April 3, 2011 to December 11, 2011; (v) notes to consolidated financial statements; (vi) condensed consolidated balance sheets (unaudited) as of December 27, 2014 and March 29, 2014; (vii) condensed consolidated statements of operations (unaudited) for the thirteen and thirty-nine weeks ended December 27, 2014 and December 28, 2013; (viii) condensed consolidated statement of stockholders' equity (unaudited) as of December 27, 2014 and March 29, 2014; (ix) condensed consolidated statements of cash flows (unaudited) for the thirty-nine weeks ended December 27, 2014 and December 28, 2013; and (x) notes to condensed consolidated financial statements (unaudited).

*      Previously filed.

†      Indicates management contract or compensation plan.

+      Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and the omitted portions have been filed separately with the SEC.

(1)    Incorporated by reference to our Current Report on Form 8-K filed on January 9, 2015.

(2)    Incorporated by reference to our Quarterly Report on Form 10-Q filed on December 9, 2014.

(3)    Incorporated by reference to our Current Report on Form 8-K filed on November 6, 2014.

(4)   Incorporated by reference to our Registration Statement on Form S-1, File No. 333-19908.